PROSPECTUS
Filed Pursuant to Rule 424(b)(4)
Registration No. 333-297456
21,250,000 Shares
Common Stock

This is the initial public offering of shares of common stock of Braveheart Bio, Inc. We are offering 21,250,000 shares of our common stock.
For a description of the rights of our common stock, please see “Description of Capital Stock” beginning on page 210 of this prospectus. Unless otherwise noted, all references in this prospectus to our “common stock,” “common shares” or “shares” refer to our common stock.
Prior to this offering, there has been no public market for our common stock. The initial public offering price per share is $18.00. Our common stock has been approved for listing on The Nasdaq Global Market (“Nasdaq”) under the symbol “BRVE”.
We are an “emerging growth company” and a “smaller reporting company” as defined under the United States (“U.S.”) federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 15 to read about factors that you should consider before deciding to invest in shares of our common stock.

	Per Share	Total
Initial public offering price	$18.00	$382,500,000
Underwriting discounts and commissions(1)	$1.26	$26,775,000
Proceeds, before expenses, to us	$16.74	$355,725,000
______________
(1)See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.
We have granted the underwriters the option to purchase up to an additional 3,187,500 shares of common stock from us, at the initial public offering price, less the underwriting discounts and commissions.
The underwriters expect to deliver the shares of common stock on or about August 7, 2026.
We have received a non-binding indication of interest from Fidelity Management & Research Company LLC, on behalf of entities managed by it or an affiliate (collectively, the “cornerstone investor”) to purchase up to $75 million in shares of our common stock in this offering at the initial public offering price per share, on the same terms as the other purchasers in this offering. Because indications of interest are not binding agreements or commitments to purchase shares, nor a commitment by us or the underwriters to allocate or sell shares, more, fewer or no shares may be sold to the cornerstone investor in this offering. The underwriters will receive the same underwriting discount and commissions on any shares sold to the cornerstone investor as they will on any other shares sold to the public in this offering.
At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale at the initial public offering price to our directors, officers, certain employees, and certain other persons associated with us. See the section “Underwriting - Directed Share Program.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Bookrunners

Goldman Sachs & Co. LLC	Jefferies	TD Cowen	Stifel	Cantor

August 5, 2026

Neither we nor the underwriters have authorized anyone to provide you any information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the U.S.: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the U.S. Persons outside of the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the U.S.
All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.
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Market, Industry and Other Data
The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.
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PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections of this prospectus titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, all references in this prospectus to “Braveheart,” the “company,” “we,” “our,” “us” or similar terms refer to Braveheart Bio, Inc.
Overview
We are a clinical‑stage biopharmaceutical company focused on developing therapies for patients with hypertrophic cardiomyopathy (“HCM”) and other serious cardiovascular diseases. Our lead product candidate, BHB‑1893, is a next-generation oral small‑molecule cardiac myosin inhibitor (“CMI”), that we are developing for the treatment of obstructive HCM (“oHCM”) and non‑obstructive HCM (“nHCM”). Our goal is to improve the treatment options for these patients by enhancing speed of onset, depth of gradient response, systolic safety, and reversibility, and reducing prescribing complexity. BHB-1893 was initially discovered and developed by Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”) in China. We in-licensed BHB-1893 pursuant to an exclusive license agreement with Hengrui (the “Exclusive License Agreement”), and as such, all clinical trials of BHB-1893 completed to date were designed, sponsored, and conducted by Hengrui, primarily in China, with one Phase 1 trial conducted in Australia. We were not involved in the design, conduct, or oversight of these trials.
HCM is a chronic, progressive disease characterized by abnormal thickening and impaired relaxation of the heart. HCM is associated with significant morbidity, reduced quality of life, and an increased risk of heart failure and sudden cardiac death. HCM affects more than 700,000 individuals in the United States and remains an area of significant unmet medical need. While the first generation of approved CMIs, mavacamten (marketed as Camzyos) and aficamten (marketed as Myqorzo), marked a notable advance in the treatment paradigm of oHCM, adoption has been constrained by limitations in their therapeutic profile. In pivotal Phase 3 trials of mavacamten and aficamten, a reduction in left ventricular outflow tract gradient (“LVOT-G”) was observed, but with parallel, dose-dependent reduction in left ventricular ejection fraction (“LVEF”). LVOT-G is a measure of heart outflow obstruction and serves as a central measure of therapeutic effect in oHCM, while LVEF measures the percentage of blood ejected with each contraction and is a critical metric for assessing heart health. We refer to the parallel, dose-dependent reductions in LVOT-G and LVEF as the “LVEF cost,” a tradeoff that may prevent patients from achieving a complete gradient response (post-Valsalva or post-exercise LVOT-G <30 mmHg) before reaching low LVEF safety thresholds. In oHCM pivotal trials, complete gradient responses were observed in only 49% of aficamten-treated patients at Week 24 and 57% of mavacamten-treated patients at Week 30, leaving a meaningful proportion with residual obstruction and persistent symptoms. In addition, the potential of both agents to drive systolic dysfunction, as measured by low LVEF, has resulted in a complex multi‑step dose titration, and burdensome echocardiographic (“echo”) monitoring requirements under a Risk Evaluation and Mitigation Strategy (“REMS”). These limitations have hindered real-world uptake, particularly outside of high-volume specialty treatment administration centers.
In nHCM pivotal trials, mavacamten failed to show statistically significant improvements on its dual primary endpoints, while aficamten met both of its dual primary endpoints. A reduced LVEF <50% was observed in 21% of participants receiving mavacamten and in 10% of participants receiving aficamten, which required dose reduction and dose interruption for those participants.
BHB‑1893 is designed to address these limitations. In clinical trials conducted to date by Hengrui, patients treated with BHB‑1893 were reported to experience a rapid onset of activity, predictable pharmacokinetics, limited drug‑drug interactions (“DDI”), and low LVEF cost. Across the dose ranges evaluated, reductions in LVEF have been limited, which may support initiation of therapy at or near a clinically active dose with less need for prolonged dose titration. In preclinical studies, a greater than proportional improvement in left ventricular end-diastolic volume (“EDV”) was observed relative to the decrease in LVEF in pigs treated with BHB-1893, which may support BHB-1893’s impact on both improved systolic and diastolic function. We believe these attributes collectively have the potential to translate to a differentiated product profile, including improved clinical outcomes and greater ease of use than existing CMIs by reducing the need for frequent intensive titration monitoring, thus mitigating treatment complexity.
In a Phase 2 clinical trial of BHB-1893 conducted by Hengrui in 42 symptomatic oHCM patients (“Phase 2 oHCM Study 201”), with a starting dose of 40 mg twice a day (“BID”), rapid and substantial reduction in LVOT-G was observed. Patients in Cohort 2 were observed to experience an 86% complete response rate at Week 12. Patients were observed to experience a rapid onset of pharmacodynamic effect, with the average post-Valsalva LVOT-G dropping below 30 mmHg as early as Day 5. In the BHB-1893 open-label extension (“OLE”) where all 42 patients from the Phase 2 trial received the 40 mg BID regimen for up to 52 weeks, 86% of patients were observed to have a post‑Valsalva LVOT-G <30 mmHg at Week 28. During the 12‑week core treatment period, no BHB-1893 treated patients were observed to experience LVEF less than 50%, the threshold for low heart function and a side effect which has been observed in other CMIs. As of February 2026, in the OLE, with a median 63 weeks of follow-up, no patients had LVEF less than 55% during titration. Two patients experienced transient LVEF measurements below 50% during the extension that resolved following dose modifications.
BHB‑1893 has also been evaluated by Hengrui in a randomized, placebo‑controlled Phase 2 trial in patients with nHCM (“Phase 2 nHCM Study 202”), from which results were presented in May 2026. In this trial, BHB-1893-treated patients were observed to have rapid, substantial, and statistically significant reductions in secondary endpoints that are cardiac biomarkers, which were observed to rapidly reverse during trial drug washout. Patients’ functional status and exercise capacity were also higher at the end of the trial compared to baseline. On echo, BHB-1893 treated patients showed statistically significant, dose-dependent improvements in myocardial relaxation, hemodynamic benefit, and cardiac remodeling compared to placebo-treated patients, including observed improvements in diastolic function. Additionally, no patients in the intervention cohorts required trial drug interruption for LVEF reductions, which, together with BHB-1893’s pharmacokinetic profile, supports a generally favorable profile.
Our Phase 3 development strategy is informed by clinical data generated to date, including extensive experience from prior studies conducted by Hengrui, which is concurrently developing the same compound, referred to as HRS-1893, in Mainland China, Hong Kong, Macau and Taiwan (collectively, “Greater China”), including an ongoing Phase 3 trial in oHCM (“Phase 3 oHCM Study 301”). We obtained worldwide rights (excluding Greater China) to BHB-1893 in September 2025 through the Exclusive License Agreement. All clinical trials of BHB-1893 completed to date, including the Phase 1 and Phase 2 trials described in this prospectus, were designed, sponsored, and conducted by Hengrui, primarily in China, with one Phase 1 trial conducted in Australia. We were not involved in the design, conduct, or oversight of these trials.
We plan to advance BHB‑1893 through global Phase 3 development in both oHCM and nHCM. We expect to initiate LIONHEART-HCM, our global Phase 3 trial in oHCM, in the second half of 2026 and NOBLEHEART-HCM, our global Phase 3 trial in nHCM in the first half of 2027. In addition to our planned global Phase 3 trials in oHCM and nHCM, Hengrui is conducting a Phase 2 trial of HRS-1893 in heart failure with preserved ejection fraction (“HFpEF”), in Greater China, with expected data readouts in the second half of 2027. As of June 9, 2026, more than 300 individuals globally have been dosed with BHB-1893.
Our Pipeline
Our pipeline is focused on advancing BHB-1893 across multiple cardiovascular indications with significant unmet need. With planned global Phase 3 programs and ongoing development efforts by

Hengrui in Greater China, we aim to establish BHB-1893 as a foundational therapy in HCM and expand its potential into related conditions such as HFpEF. The following figure summarizes the current clinical development plan for BHB-1893 / HRS-1893 across two potential programs:
Note: Hengrui is conducting an ongoing Phase 3 oHCM clinical trial and an ongoing Phase 2 HFpEF clinical trial of HRS-1893 in China
Limitations of First Generation CMIs
First generation CMIs are associated with meaningful limitations related to systolic safety, dosing complexity, and reversibility. These agents carry a risk of reduced LVEF and heart failure, driven in part by molecule‑specific pharmacokinetics and drug–drug interactions, which necessitate careful dose titration and frequent echocardiographic monitoring under REMS programs. As a result, treatment initiation and optimization often require multiple dose adjustments and repeated monitoring over extended periods, creating significant operational burden for both patients and providers and limiting uptake outside specialized centers.
First‑generation CMIs exhibit a relatively high “LVEF cost,” characterized by parallel, dose‑dependent reductions in LVOT-G and LVEF. As a result, some patients are unable to achieve complete gradient relief before reaching systolic safety thresholds. In pivotal trials, complete gradient responses were observed in 49% of aficamten‑treated patients at Week 24 and 57% of mavacamten‑treated patients at Week 30. FDA‑approved labeling requires dose reduction or interruption when LVEF declines, which may cap therapeutic benefit and leave a meaningful proportion of patients on suboptimal doses, limiting overall efficacy.
In addition, the pharmacokinetic profiles of first‑generation CMIs contribute to a prolonged time to reach target LVOT‑G response and introduce reversibility concerns. Long half‑lives and CYP‑mediated metabolism delay attainment of steady‑state exposure and may result in extended drug effects following dose interruption. Consequently, when systolic dysfunction occurs, reduced contractility may persist for weeks before clearance, creating clinical uncertainty for physicians. This limited reversibility may reinforce conservative dose escalation and further reduce the proportion of patients who achieve complete gradient response.
While first‑generation CMIs have been approved for oHCM, there are currently no FDA‑approved therapies for nHCM, leaving patients reliant on off‑label and supportive treatments that address symptoms but not underlying disease biology. As a result, we believe significant unmet medical need remains across both oHCM and nHCM for therapies with improved efficacy, safety, and ease of use.
Our Solution
While first‑generation CMIs validated cardiac myosin inhibition as an effective approach in oHCM, their use has been limited by delayed onset, incomplete gradient relief, systolic safety concerns, limited reversibility, and prescribing complexity. BHB-1893’s clinical and preclinical profile to date suggests the potential to address the underlying disease process in nHCM, where first-generation CMIs have demonstrated limited clinical benefit. BHB‑1893 has been designed to address these limitations.
In the Phase 2 oHCM Study 201, patients receiving BHB‑1893 were observed to have rapid onset of activity, with LVOT‑G reductions observed as early as Day 2 across dose cohorts. High and durable rates of complete gradient response were observed, with 86% of patients in the 40–60–80 mg BID cohort reaching post‑Valsalva LVOT‑G <30 mmHg at Week 12, a response maintained in the ongoing open‑label extension.
BHB‑1893 was observed to produce a shallow LVEF dose‑response curve, enabling deep gradient reduction with limited impact on systolic function. In the Phase 2 oHCM Study 201, mean LVEF changes were modest across cohorts, with no LVEF events below 55% and no dose reductions during the treatment period. Modeling supported predictable LVEF effects at clinically active doses while achieving target LVOT‑G reduction.
In Phase 1 and 2 oHCM studies conducted by Hengrui, patients receiving BHB‑1893 were observed to have reduced post‑Valsalva LVOT‑G to target levels within approximately eight days, and rapid reversibility following dose adjustment or discontinuation was observed. In the Phase 2 nHCM Study 202, transient LVEF reductions were infrequent, resolved with dose modification, and did not require treatment interruption. BHB‑1893 has no major CYP‑mediated metabolic liabilities, supporting predictable pharmacokinetics.
We believe BHB-1893’s Phase 2 profile supports the potential for a simplified dosing paradigm compared to first-generation CMIs. In the Phase 2 oHCM Study 201, 89% of patients ended on a maintenance dose of 40 mg or 60 mg BID. Dose selection was driven by achievement of LVOT-G <30 mmHg without patients being dose-limited by reductions in LVEF. We have an active U.S. investigational new drug application (“IND”) for BHB-1893. We intend to initiate a global Phase 3 clinical trial, LIONHEART-HCM, in the second half of 2026, and expect topline results from the interim analysis in the second half of 2027. Our proposed global Phase 3 oHCM trial design features a simplified dosing regimen with a one-step titration and in part B of the study, a dose adjustment informed by symptoms rather than relying only on echo results. We believe these approaches could have the potential to meaningfully reduce the burden of monitoring and titration for both patients and providers, enabling broader adoption across community and academic settings alike. We believe we can leverage LIONHEART-HCM’s design to support a simplified dosing regimen with a majority of patients requiring no titration and the remainder requiring a single-step titration together with fewer needed echocardiograms for dose adjustments.
In nHCM, early clinical data from nHCM Study 202 suggests that BHB‑1893 may improve cardiac structure, diastolic function, and biomarkers of myocardial stress, with associated improvements in symptoms and exercise capacity. We believe BHB-1893 may be the only pharmacologic therapy in which patients were observed to have normalization, as well as statistically significant improvements compared to placebo, of e-prime (“e’”) and left atrial volume index (“LAVI”) in nHCM patients. BHB-1893 has been observed to improve the heart’s ability to fill during relaxation, which we believe will increase the volume of blood pumped and translate to improved exercise capacity. These findings support the potential for disease modification and inform our planned NOBLEHEART-HCM global Phase 3 trial in nHCM.
Our Team and Investors
Our management team has extensive experience in cardiovascular drug discovery and development, clinical development, finance and company building, including through prior leadership roles at public biopharmaceutical companies. We believe the team we have assembled has the experience needed to efficiently and effectively advance our pipeline, as well as to identify and capitalize upon the future opportunities in this large, growing market.
•Travis Murdoch, M.D., Chief Executive Officer: Over 15 years of leadership experience in the biopharmaceutical industry and clinical medicine. Previous roles include:
◦Co-founder and Board Member of Ollin Biosciences, Inc.
◦Founder and CEO of Human Immunology Biosciences, Inc. (HI-Bio)
•Paul Rickey, Chief Financial Officer: Deep experience in private and public company operations, finance, corporate development, and strategic planning. Previous roles include:
◦CFO of Alpine Immune Sciences, Inc.
◦VP of Finance and Administration Immune Design Corp.
•Marc Evanchik, M.S., Chief Scientific Officer: Over 25 years of experience in the biopharmaceutical industry with deep expertise in the discovery and development of novel medicines and cardiac myosin inhibitors. Previous roles include:
◦Key role in establishing pharmacology capabilities at MyoKardia, Inc.
◦Head of cardiovascular research at Edgewise Therapeutics, Inc.
•Michele Anderson, Chief Development Officer: Over 25 years of experience in drug development and regulatory strategy. Previous roles include:
◦Leadership role at Biogen’s West Coast Hub (formerly HI-Bio), managing regulatory affairs, pharmacovigilance, and quality, and launching multiple Phase 3 trial initiations for felzartamab
◦Head of regulatory affairs for the development and worldwide approvals of antiviral therapies for HCV and HBV at Gilead Sciences, Inc.
•Emil deGoma, M.D., FACC, FAHA, Chief Medical Officer: Extensive experience in medical research, clinical medicine, and drug development across prevalent and rare cardiovascular diseases. Previous roles include:
◦SVP of Medical Research at Tourmaline Bio, Inc.
◦SVP of Clinical Development at ChemoCentryx, Inc.
Since our inception, we have raised approximately $185 million from a group of leading life sciences investors. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and have purchased their shares in prior offerings at prices lower than the anticipated price offered to the public in this offering. We undertake no obligation to disclose further information about their investments in the Company. See the sections titled “Certain Relationships and Related Persons Transactions” and “Principal Stockholders” for more information on prior purchases by and current holdings of certain of these investors.
Our Strategy
Our goal is to improve the treatment options for patients with HCM and other cardiovascular diseases. We believe BHB‑1893 can meaningfully improve upon first‑generation CMIs and address key limitations such as speed of onset, depth of gradient response, systolic safety, reversibility, and prescribing complexity. Key elements of our strategy include:
•Advance BHB-1893 through late-stage clinical development to position it as the preferred treatment option for patients with oHCM. We plan to initiate a global Phase 3 oHCM trial, LIONHEART-HCM, designed to evaluate efficacy and safety using a simplified dosing approach informed by clinical data to date, with the potential for limited titration and reduced monitoring requirements.
•Advance BHB-1893 through late-stage clinical development to position it as the preferred treatment option for patients with nHCM. We plan to conduct a global Phase 3 nHCM trial, NOBLEHEART-HCM, supported by Phase 2 proof‑of‑concept data demonstrating improvements in cardiac relaxation, biomarkers, and patient symptoms.
•Leverage clinical experience from Greater China. Our partner, Hengrui, has generated extensive clinical data and is conducting an ongoing Phase 3 oHCM trial in Greater China, which we expect to inform dose selection and support global development and a potential U.S. NDA submission.
•Build the capabilities required to support global development and to maximize potential commercialization of BHB-1893. We are pursuing a multi‑path manufacturing strategy and selectively expanding internal capabilities to support global development and potential commercialization of BHB‑1893.
•Maximize the potential of our pipeline by expanding into additional cardiovascular diseases. We may evaluate additional cardiovascular opportunities, including those informed by Hengrui’s ongoing evaluation of HRS‑1893 in a Phase 2 trial in patients with HFpEF and our exclusive rights to Hengrui’s library of additional myosin‑binding compounds.
Summary of Material Risks Associated With Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks include, but are not limited to, the following:
•We are a clinical-stage biopharmaceutical company with a limited operating history, have incurred significant operating losses since inception, anticipate that we will continue to incur significant operating losses for the foreseeable future, and we may never achieve or maintain profitability.
•Even if this offering is successful, we will need substantial additional funding. We may be unable to raise capital on acceptable terms, if at all, and, as a result, we may be required to delay, reduce or eliminate our product development or commercialization efforts.
•We are substantially dependent on the success of our only product candidate, BHB-1893, which is a cardiac myosin inhibitor being developed for the treatment of HCM. If we are unable to advance BHB-1893 into later-stage clinical development or unable to obtain regulatory approval and commercialize BHB-1893 for the treatment of HCM, or experience significant delays in doing so, our business will be materially harmed.
•We rely on clinical data generated by Hengrui from clinical trials that were not designed or conducted by us, and such data may not be adequate to support our regulatory submissions or future clinical development plans. If we are unable to confirm or replicate the results from Hengrui’s clinical trials, if those trials were not conducted in accordance with applicable law, including GCPs, or if the FDA or comparable foreign regulatory authorities do not accept such data, our development programs could be materially delayed or harmed.
•We have not yet completed all testing of BHB-1893 in clinical trials. Interim, topline and preliminary results from our or Hengrui’s preclinical studies or clinical trials are not necessarily predictive of the results or analyses of such results of later clinical trials. If we cannot replicate the positive results from any preclinical studies or clinical trials of BHB-1893 or any other potential future product candidates that have positive results, or if we suffer any other significant setbacks in our later clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize BHB-1893 or potential future product candidates.
•The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable. If we are not able to obtain the required regulatory approval for any product candidate, our business will be substantially harmed.
•Targeting the cardiac myosin protein is novel, and there are currently no FDA-approved therapies specifically indicated for nHCM, which subjects the design and execution of our clinical development program for our sole product candidate, BHB-1893, to complexities and known and unknown risks, including those related to novel and/or subjective clinical endpoints.
•Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of BHB-1893 or any future product candidates, or serious or unacceptable adverse side effects or unexpected toxicology findings may be identified during the development of BHB-1893 or any future product candidates, which could prevent or delay further clinical development, regulatory approvals and commercialization, impact the product’s labeling, if approved, increase our costs or necessitate the abandonment or limitation of the development of BHB-1893 or any future product candidates.
•A significant portion of our equity is held by a Chinese company and for so long as a Chinese company continues to hold a significant equity interest in us, changes in U.S. and Chinese laws and geopolitical developments may adversely affect our business, results of operations, financial condition and prospects.
•We depend on our Exclusive License Agreement with, and the comprehensiveness of the intellectual property licensed from, Hengrui in order to continue developing and, if approved, commercialize BHB-1893. Termination of the Exclusive License Agreement, and issues related to intellectual property we license from Hengrui, would have a material adverse effect on our business.
•Our business is subject to the risks associated with having a collaboration partner and third-party manufacturer based in China.
•If we or our licensors are unable to obtain, maintain and enforce intellectual property rights relating to BHB-1893 or any future product candidates, or if the scope of the protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products similar or identical to ours, our ability to successfully commercialize BHB-1893 or any of our future product candidates may be adversely affected and we may not be able to compete effectively in our markets.
•We rely on Hengrui to manufacture our sole product candidate, BHB-1893, which may increase the risk that we will not have sufficient quantities of our product candidate or products or such quantities at an acceptable time and cost, which could delay, prevent or impair our development or commercialization efforts.
•We face substantial competition. Our main competitors in the HCM market hold substantial market share and have substantially greater resources than we do. We may not be able to compete successfully in this environment and, in particular, against much larger competitors.
•There has been no prior public market for our common stock. An active trading market for our common stock may not develop or be sustained.

•The trading price of the shares of our common stock may be volatile, and purchasers of our common stock could lose all or part of their investment.
The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this prospectus, including our audited financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission (the “SEC”). The risks summarized above or described in full elsewhere in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and future growth prospects.
Corporate Information
We were incorporated under the laws of the State of Delaware on May 13, 2024 and began operations in 2025. Our principal executive offices are located at One Letterman Drive, Building A, Suite A4-300, San Francisco, CA 94129, and our telephone number is (415) 707-6312. Our website address is www.braveheart.bio. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:
•being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus and in any other registration statements;
•reduced disclosure about our executive compensation arrangements;
•not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;
•an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”); and
•an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.
We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We may choose to take advantage of some but not all of these exemptions. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.
We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. We may continue to be a smaller reporting company until the end of the fiscal year following the determination that we no longer meet the requirements necessary to be considered a smaller reporting company.

THE OFFERING

Common stock offered by us	21,250,000 shares

Option to purchase additional shares of common stock	We have granted a 30-day option to the underwriters to purchase up to 3,187,500 additional shares of common stock from us at the public offering price, less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	73,152,838 shares (or 76,340,338 shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds
We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $351.2 million (or approximately $404.5 million if the underwriters exercise their option to purchase additional shares of common stock in full), based on the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds we receive from this offering, together with our existing cash and cash equivalents, (i) to advance the development of BHB-1893 in patients with obstructive hypertrophic cardiomyopathy, including a Phase 3 clinical trial to evaluate the safety and efficacy of BHB-1893 through completion of such trial, (ii) to advance the development of BHB-1893 in patients with non-obstructive hypertrophic cardiomyopathy, including a Phase 3 clinical trial to evaluate the safety and efficacy of BHB-1893 in adults with symptomatic, non-obstructive hypertrophic cardiomyopathy, through the completion of such trial, (iii) to fund research and development personnel and overhead costs to support the advancement of both programs, including clinical operations, regulatory affairs, and program management, and (iv) to use the remainder for working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Indications of interest	We have received a non-binding indication of interest from the cornerstone investor to purchase up to $75 million in shares of our common stock in this offering at the initial public offering price per share, on the same terms as the other purchasers in this offering. Because indications of interest are not binding agreements or commitments to purchase shares, nor a commitment by us or the underwriters to allocate or sell shares, more, fewer or no shares may be sold to the cornerstone investor in this offering. The underwriters will receive the same underwriting discount and commissions on any shares sold to the cornerstone investor as they will on any other shares sold to the public in this offering.

Directed share program
At our request, the underwriters have reserved up to 1,062,500 shares or 5.0% of the shares of common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, certain employees, and certain other persons associated with us. The sales will be made by Goldman Sachs & Co. LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares of common stock available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock in this offering. Except for reserved shares purchased by our executive officers and directors, these reserved shares will not be subject to the lock-up restrictions described elsewhere in this prospectus. For additional information, see the section titled “Underwriting—Directed Share Program.”

Risk factors
Investment in our common stock involves substantial risks. See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Proposed Nasdaq Global Market trading symbol	“BRVE”
The number of shares of our common stock that will be outstanding after this offering is based on 51,902,838 shares of our common stock (which includes 8,983,913 shares of unvested restricted common stock) outstanding as of March 31, 2026 after giving effect to the automatic conversion of all outstanding shares of our Series A convertible preferred stock, par value $0.0001 per share (the “Series A preferred stock”) and non-voting Series A convertible preferred stock, par value $0.0001 per share (the “non-voting Series A preferred stock” and, together with the Series A preferred stock, the “preferred stock”) as of March 31, 2026 into an aggregate of 35,958,901 shares of our common stock immediately prior to the completion of this offering, and excludes:
•60,000,000 shares of Series A preferred stock issued and sold after March 31, 2026, pursuant that certain Series A preferred stock purchase agreement between us and the parties thereto (the “Series A Preferred Stock Purchase Agreement”), with a purchase price of $1.00 per share;
•1,557,069 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2026, under our 2025 Stock Option and Grant Plan, as amended (“2025 Plan”), with a weighted average exercise price of $1.43 per share;
•1,012,554 shares of common stock issuable upon exercise of outstanding stock options granted after March 31, 2026, pursuant to our 2025 Plan, with a weighted average exercise price of $3.07 per share;
•494,002 shares of common stock reserved for future issuance as of March 31, 2026, under the 2025 Plan, which ceased to be available for issuance at the time that our 2026 Stock Option and Incentive Plan (“2026 Plan”) became effective;
•894,100 shares of common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan (“ESPP”), which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and

•10,761,900 shares of our common stock that became available for future issuance under our 2026 Plan, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2025 Plan that expire or are repurchased, forfeited, cancelled or withheld.
Unless otherwise indicated, the information in this prospectus reflects or assumes the following:
•a 1-for-4.38 reverse stock split of our common stock, effected on July 29, 2026;
•the automatic conversion of all outstanding shares of our Series A preferred stock and non-voting Series A preferred stock into an aggregate of 35,958,901 shares of common stock immediately prior to the completion of this offering (which does not include the conversion of Series A preferred stock issued after March 31, 2026 into 13,698,631 shares of common stock);
•no exercise of the outstanding stock options described above after March 31, 2026;
•no exercise of the underwriters’ option to purchase up to an additional 3,187,500 shares of common stock in this offering;
•no purchases by officers, directors or other existing stockholders or their respective affiliates pursuant to the directed share program or otherwise in this offering; and
•the filing and effectiveness of our second amended and restated certificate of incorporation immediately prior to the completion of this offering and the effectiveness of our amended and restated bylaws which became effective upon the effectiveness of the registration statement of which this prospectus forms a part.

SUMMARY FINANCIAL DATA
The following tables present summary financial data for Braveheart Bio, Inc. You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations and comprehensive loss data for the year ended December 31, 2025, from our audited financial statements appearing elsewhere in this prospectus. We have derived the statements of operations and comprehensive loss data for the three months ended March 31, 2026 and 2025 and the condensed balance sheet as of March 31, 2026, from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our unaudited interim condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The summary financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended March 31 (unaudited)		Year Ended December 31,
Statements of Operations and Comprehensive Loss Data (in thousands, except share and per share amounts):	2026	2025	2025
Operating expenses:
Research and development	$10,914	$—	$1,487
In-process research and development	—	94	62,244
General and administrative	4,135	5	3,018
Total operating expenses	15,049	99	66,749
Loss from operations	(15,049)	(99)	(66,749)
Other income (expense)
Interest income	771	—	696
Other income (expense), net	(2)	—	1
Total other income (expense), net	$769	$—	$697
Net loss	$(14,280)	$(99)	$(66,052)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(2.08)	$—	$(17.20)
Weighted-average shares of common stock outstanding, basic and diluted(1)	6,862,983		3,840,157
Pro forma net loss per share attributable to common stockholders, basic and diluted(2)	$(0.33)		$(5.32)
Pro forma weighted-average shares of common stock outstanding, basic and diluted(2)	42,821,884		12,411,309
______________
(1)See Note 2 to our audited financial statements and Note 2 to our unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.
(2)Pro forma net loss per share, basic and diluted, attributable to common stockholders, is calculated giving effect to the conversion of the redeemable convertible preferred stock into shares of common stock. Pro forma net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received in this offering. Unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2025 and for the three months ended March 31, 2026 and 2025, respectively, was calculated using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the period.

	Three Months Ended March 31, 2026 (unaudited)
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Condensed Balance Sheet Data:
Cash and cash equivalents	$80,576	$80,576	$431,751
Working capital(3)	71,070	71,070	422,245
Total assets	81,878	81,878	432,812
Total liabilities	10,385	10,385	10,144
Convertible preferred stock	149,885	—	—
Accumulated deficit	(80,332)	(80,332)	(80,332)
Total stockholders’ (deficit) equity	$(78,392)	$71,493	$422,668
______________
(1)Gives effect to (i) the automatic conversion of all outstanding shares of preferred stock into an aggregate of 35,958,901 shares of our common stock immediately prior to the completion of this offering (which does not include the conversion of Series A preferred stock issued after March 31, 2026 into 13,698,631 shares of common stock) and (ii) the filing and effectiveness of our second amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.
(2)Gives effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of 21,250,000           shares of common stock in this offering at an initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Working capital is defined as current assets less current liabilities, in accordance with Accounting Standards Codification 210. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information in this prospectus, including our audited financial statements and the related notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our common stock. The risks described below are not the only ones facing us. The following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.
This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties not presently known to us or that we currently deem immaterial which could impair our business operations. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of specific factors, including the risks and uncertainties described below.
Risks Related to Our Limited Operating History, Financial Condition and Need for Additional Capital
We are a clinical-stage biopharmaceutical company with a limited operating history, have incurred significant operating losses since inception and anticipate that we will continue to incur significant operating losses for the foreseeable future and we may never achieve or maintain profitability.
We are a clinical-stage biopharmaceutical company with a limited operating history. Our current product candidate was initially discovered and initially developed by Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”) in China, which we licensed pursuant to an exclusive license agreement with Hengrui (the “Exclusive License Agreement”) in September 2025. We have not yet demonstrated an ability to complete large-scale clinical trials, obtain regulatory approvals, generate revenues, manufacture any product on a commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.
Since our inception in 2024, we have devoted substantially all of our efforts and financial resources to the development of BHB-1893, the commencement of new clinical trials and ongoing manufacturing to support BHB-1893 and any future product candidates. We have incurred operating losses in each year since our inception. Our net losses were $14.3 million and $66.1 million for the three months ended March 31, 2026 and for the year ended December 31, 2025, respectively. We had an accumulated deficit of $80.3 million as of March 31, 2026. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.
Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have not yet demonstrated an ability to conduct clinical trials, obtain regulatory approval, manufacture any product on a commercial scale or conduct sales and marketing activities necessary for successful product commercialization, and there is no assurance that we will accomplish any of these abilities in the future. Our limited operating history makes any assessment of our future success and viability subject to significant uncertainty. In addition, if we obtain marketing approval for BHB-1893 or any future product candidates, we will incur significant sales, marketing and manufacturing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

The amount of our future losses is uncertain, and our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline. Our operating losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase substantially as we:
•continue to advance clinical development of BHB-1893 and any future product candidates, including conducting our planned clinical trials;
•continue to advance our research and preclinical activities relating to BHB-1893 and potentially seek to discover and develop additional product candidates in the future;
•continue to utilize third parties to manufacture BHB-1893 or any future product candidates and ensure sufficient supply of our manufacturing of drug substances and drug products;
•continue to develop, maintain, expand and protect our intellectual property portfolio (including intellectual property obtained through license agreements) and provide reimbursement of third-party expenses related to our patent portfolio;
•make potential milestone, royalty or other payments due under the Exclusive License Agreement and any future license or collaboration agreements;
•attract, hire and retain additional qualified personnel;
•seek regulatory approvals for BHB-1893 or any future product candidates that successfully complete clinical trials;
•undertake any pre-commercial activities and scale up external commercial-scale manufacturing capabilities;
•ultimately establish a sales, marketing and distribution infrastructure to commercialize BHB-1893 or any future product candidates for which we may obtain regulatory approval;
•add additional operational, financial, clinical, quality and management information systems; and
•incur additional audit, legal, regulatory, tax and other expenses with being a public company.
We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.
Given the numerous risks and uncertainties associated with pharmaceutical product development, it is not certain if BHB-1893 or any future product candidates will advance through late-stage development or be approved for commercial sale; therefore, we are unable to predict if or when we will generate product revenue or achieve or maintain profitability.
Even if we successfully complete development and obtain the necessary regulatory approval for commercialization of BHB-1893 or any future product candidates, we anticipate incurring significant costs associated with launching and commercializing such products. If we fail to become profitable or do not sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or cease operations.
Even if this offering is successful, we will need substantial additional funding. We may be unable to raise capital on acceptable terms, if at all, and, as a result, we may be required to delay, reduce or eliminate our product development or commercialization efforts.
Our operations have consumed substantial amounts of cash since inception. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approvals and achieve product sales. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future as we initiate and conduct clinical trials of BHB-1893 and any future product candidates, scale-up and manufacture BHB-1893 or any future product candidates, identify other potential product candidates and conduct preclinical testing, seek marketing and regulatory approvals for any product candidates that successfully complete clinical trials and commercialize our products, if approved. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reliably estimate the actual amount of financing necessary to successfully complete the development and commercialization of BHB-1893 or any future product candidates.
We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital requirements into            . This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including but not limited to changes in progress of our development activities, acquisitions of additional product candidates and changes in regulation. Our future capital requirements will depend on many factors, including:
•the scope, timing, progress, costs, complexity and results of discovery, preclinical development and clinical trials for our small molecule therapeutic candidate, BHB-1893 for treatment of hypertrophic cardiomyopathy (“HCM”), and any future product candidates;
•the number of clinical trials required for regulatory approvals of BHB-1893 or any future product candidates;
•the extent to which we may in the future develop, in-license or acquire other product candidates;
•the costs and timing of process development and manufacturing scale-up activities associated with BHB-1893 or any future product candidates and other programs as we advance them through preclinical and clinical development and, if approved, commercialization;
•the development requirements of BHB-1893 and any product candidates that we may pursue in the future;
•the timing and amount of milestone, royalty or other payments we must make to Hengrui and any other third parties, including the achievement of milestones that trigger payments to Hengrui and the royalty payments due to Hengrui under the Exclusive License Agreement;
•the costs, timing and outcome of regulatory review of BHB-1893 or any future product candidates;
•our headcount growth and associated costs as we expand our research and development capabilities and establish a commercial infrastructure;
•the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for BHB-1893 or any future product candidates for which we receive marketing approval;
•the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
•our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors (or patients’ willingness to pay out-of-pocket for any approved products in the absence of such coverage) and adequate market share and revenue for any approved products;
•the revenue, if any, received from commercial sales of BHB-1893 or any future product candidates for which we receive marketing approval;

•the effect of macroeconomic trends including inflation and interest rates;
•potential supply chain interruptions or delays; and
•the costs of operating as a public company.
We will require additional capital to achieve our business objectives. Additional funds may not be available on a timely basis, on favorable terms or at all, and such funds, if raised, may not be sufficient to enable us to continue implementing our long-term business strategy. Further, our ability to raise additional capital may be adversely impacted by potentially worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States (“U.S.”). If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain, more costly and more dilutive. If we are unable to raise sufficient additional capital, we could be forced to curtail our planned operations and the pursuit of our growth strategy, or even cease operations.
Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to BHB-1893 or any future product candidates.
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, such as grants, collaborations, licenses or other similar arrangements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.
If we raise additional funds through grants, collaborations, licenses or other similar arrangements with third parties, we may be required to relinquish valuable rights to our future revenue streams, intellectual property or product candidates, grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock or commit us to future payment streams. If we are unable to raise additional funds through equity or debt financings when needed or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, or on less favorable terms than we would otherwise choose.
We maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions and changes in financial regulations and policies can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. In addition, changes in regulations governing financial institutions are beyond our control and difficult to predict; consequently, the impact of such changes on our business and results of operations is difficult to predict and may have an adverse effect on us.

Risks Related to the Discovery and Development of BHB-1893 and Our Future Product Candidates
We are substantially dependent on the success of our only product candidate, BHB-1893, which is a cardiac myosin inhibitor being developed for the treatment of HCM. If we are unable to advance BHB-1893 into later-stage clinical development or unable to obtain regulatory approval and commercialize BHB-1893 for the treatment of HCM, or experience significant delays in doing so, our business will be materially harmed.
To date, as an organization, we have not completed the development of any product candidates. Because we have limited financial and management resources, we are focused on a single indication, HCM, and we are substantially dependent on the success of our only product candidate, BHB-1893, which has undergone significant clinical development by Hengrui, including a dose-ranging Phase 2 study in symptomatic obstructive HCM (“oHCM”), an ongoing Phase 2 study in non-obstructive HCM (“nHCM”), multiple clinical pharmacology studies including a bridging study in Australia, and an ongoing Phase 3 study in oHCM in China. We expect to initiate LIONHEART-HCM, our global Phase 3 trial in oHCM, in the second half of 2026 and NOBLEHEART-HCM, our global Phase 3 trial in nHCM, in the first half of 2027.
If BHB-1893 fails to demonstrate sufficient efficacy or an acceptable safety profile in clinical trials, or if we are unable to obtain regulatory approval for BHB-1893, we would not have alternative product candidates to pursue, which would have a material adverse effect on our business and prospects. In addition, the current treatment landscape for HCM includes established therapies, and our ability to successfully develop and commercialize BHB-1893 will depend on our ability to demonstrate meaningful clinical benefit relative to existing treatment options.
The success of BHB-1893 will depend on several factors, including the following:
•successful and timely initiation and enrollment of clinical trials and completion of clinical trials with favorable results;
•the safety, tolerability and pharmacokinetic profile of BHB-1893 observed in clinical trials;
•acceptance of regulatory submissions by the U.S. Food and Drug Administration (“FDA”) and/or comparable foreign regulatory authorities for the conduct of clinical trials of BHB-1893 or any future product candidates, including acceptance by the FDA of an investigational new drug application (“IND”) and foreign clinical data for BHB-1893 prior to commencement of our planned Phase 3 trials and our proposed design of such planned clinical trials;
•the frequency and severity of adverse safety findings in nonclinical studies and adverse events (“AEs”) in clinical trials;
•timely and successful completion of preclinical studies, including toxicology studies, biodistribution studies and in vitro dose projection studies in animals, where applicable;
•acceptance of BHB-1893, if approved, by HCM patients, the medical community and third-party payors, and their perspective on the cost, safety, tolerability and efficacy and perceived advantages of alternative therapies for HCM, including the current standard of care;
•maintaining relationships with contract research organizations (“CROs”) and clinical sites for the clinical development of BHB-1893 and such CROs and clinical sites complying with clinical trial protocols, Good Clinical Practices (“GCPs”) and other applicable requirements;
•demonstrating the safety and efficacy of BHB-1893 to the satisfaction of applicable regulatory authorities;
•maintaining relationships with our third-party manufacturers and ongoing compliance with current good manufacturing practices (“cGMPs”), as well as making arrangements with our third-party manufacturers for commercial manufacturing capabilities at a cost and scale sufficient to support commercialization;
•establishing sales, marketing and distribution capabilities and launching commercial sales of BHB-1893, if and when approved, whether alone or in collaboration with others;
•obtaining, establishing, maintaining and enforcing patent and any potential trade secret protection or regulatory exclusivity for BHB-1893;
•the sufficiency of our financial resources to fund our operations; and
•maintaining and growing an organization of people who can develop and, if approved, commercialize, market and sell BHB-1893.
For example, BHB-1893 may be associated with adverse side effects or unexpected toxicities that are not identified until later stages of clinical development or after regulatory approval. In addition, BHB-1893 may fail to demonstrate the level of efficacy necessary to support regulatory approval or to differentiate it from existing HCM therapies. Because our entire pipeline is concentrated on a single product candidate, any adverse safety findings, lack of efficacy or other clinical setbacks with BHB-1893 would have a material adverse effect on our business, and we would not have other product candidates to mitigate such impact. The timing, outcome and cost of developing BHB-1893 and obtaining regulatory approval is difficult to predict and dependent on a number of factors that are outside our reasonable control. If we experience safety, tolerability or efficacy issues in our clinical trials of BHB-1893, or if such issues arise with HRS-1893, or if the data from these trials are not favorable, our clinical development plans could be materially negatively affected or delayed, or we may not receive regulatory approval for BHB-1893, which would materially harm our business and likely cause the market price of our common stock to decline.
In addition, even if BHB-1893 receives regulatory approval, changes in the standard of care for HCM, including the approval of new competing therapies, could reduce the commercial potential of BHB-1893. The FDA or comparable foreign regulatory authorities may also impose post-marketing requirements, including additional clinical trials or collateral risk mitigation measures such as a REMS, that could increase our costs and delay or limit the commercial success of BHB-1893.
These risks also apply to any additional product candidates that we may develop in the future. Furthermore, our future resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.
We rely on clinical data generated by Hengrui from clinical trials that were not designed or conducted by us, and such data may not be adequate to support our regulatory submissions or future clinical development plans. If we are unable to confirm or replicate the results from Hengrui’s clinical trials, if those trials were not conducted in accordance with applicable law, including GCPs, or if the FDA or comparable foreign regulatory authorities do not accept such data, our development programs could be materially delayed or harmed.
Our sole product candidate, BHB-1893, was in-licensed from Hengrui pursuant to the Exclusive License Agreement. Prior to our in-licensing of BHB-1893, Hengrui designed and conducted certain preclinical studies and clinical trials for BHB-1893, including a dose-ranging Phase 2 study in symptomatic oHCM, an ongoing Phase 2 study in nHCM, multiple clinical pharmacology studies including a bridging study in Australia, and an ongoing Phase 3 study in oHCM in China. Our assumptions about the development potential of BHB-1893 are based in significant part on the data generated from these Hengrui-sponsored studies. We were not involved with and did not control the design, conduct, monitoring or reporting of these studies, and we have limited ability to independently verify the accuracy, completeness or reliability of the data generated by Hengrui. We also did not control whether Hengrui’s clinical trials were conducted in accordance with GCPs, cGMP requirements or other applicable regulatory standards enforced by the FDA or comparable foreign regulatory authorities. Therefore, we are dependent on Hengrui, and any third parties acting on its behalf, having conducted their research and development in accordance with the applicable protocols, legal and regulatory requirements, and scientific standards; having accurately reported the results of all nonclinical studies and clinical trials conducted with respect to such product candidates and having correctly collected and interpreted the data from these studies and trials. These risks also apply to any additional product candidates that we may acquire or license in the future.
To date, we have not completed a comprehensive audit of the data that was generated by Hengrui with respect to BHB-1893. If the clinical data generated by Hengrui prove to be inadequate, unreliable or insufficient to support our regulatory submissions, including any IND or new drug application (“NDA”) filings with the FDA, we may be required to conduct additional preclinical studies or clinical trials, which could significantly delay our development timelines and require substantial additional expenditures. The FDA or comparable foreign regulatory authorities may disagree with our interpretation of Hengrui’s data, may not accept data from clinical trials conducted outside the U.S., or may require us to conduct additional studies to confirm or supplement the results from Hengrui’s trials. For example, clinical trials conducted in China may involve patient populations, standards of care, clinical practices or regulatory requirements that differ from those in the U.S., and the FDA may determine that data from such trials are not representative of the U.S. population or U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, the design of Hengrui’s clinical trials, including dosing regimens, titration protocols, patient eligibility criteria and endpoint definitions, may differ materially from our planned global Phase 3 trials. Such design differences may limit the ability to pool or cross-reference data, and the FDA may require us to conduct additional studies if it determines that Hengrui’s trial designs are not sufficiently similar to our planned protocols to support our NDA submissions.
In addition, our ability to access and use clinical data for Hengrui’s ongoing trials and any new trials conducted in China will be highly dependent on acceptance and approvals from Human Genetic Resources Administration of China (“HGRAC”) and China’s Cyberspace Administration. HGRAC approval timelines may be unpredictable and could cause material delays or potential restrictions on exporting Chinese clinical data. There is no guarantee that the HGRAC will not interfere with our ability to obtain and use clinical data for trials conducted in China in a timely manner or in a way that facilitates our use of such data.
Positive results observed in Hengrui’s earlier-stage clinical trials and preclinical studies may not be replicated in our planned global late-stage clinical trials, and BHB-1893 may fail to show the desired safety, tolerability, pharmacokinetic profile and efficacy in broader patient populations or at the doses we intend to evaluate. Clinical study results may be susceptible to varying interpretations, and medical professionals, investors and regulatory authorities may analyze or weigh study data differently than we do. Alternative methodologies for analyzing clinical data may lead to differing conclusions, including with respect to the safety or efficacy of BHB-1893. In addition, we may observe materially and adversely different safety results as we conduct our own clinical trials compared to the results observed in Hengrui’s studies. We have not, as a company, completed any clinical trials of BHB-1893 in HCM patients to date, including in the U.S.
Furthermore, if Hengrui or its investigators, CROs or clinical trial sites failed to comply with applicable GCPs, cGMPs or other regulatory requirements in the conduct of the clinical trials for BHB-1893, the clinical data generated in such trials may be deemed unreliable by the FDA or comparable foreign regulatory authorities, and we may be required to perform additional clinical trials before obtaining marketing approval. Upon inspection, regulatory authorities may determine that Hengrui’s clinical trials were not conducted in compliance with GCP regulations or other applicable requirements and conclude that the data from Hengrui’s trials are not reliable. Any determination by a regulatory authority that the data from Hengrui’s clinical trials are unreliable or insufficient could require us to repeat, extend the duration of, or increase the size of our clinical trials, which could significantly delay commercialization and require significantly greater expenditures, or could prevent commercialization altogether.
Because we are substantially dependent on the success of BHB-1893 as our sole product candidate, any inability to rely on or confirm the clinical data generated by Hengrui could have a material adverse effect on our business, financial condition, results of operations and prospects, including, but not limited to, significant delays in our planned global late-stage clinical development, increased development costs and an inability to obtain regulatory approval for BHB-1893.
We have not yet completed all testing of BHB-1893 in clinical trials. Interim, topline and preliminary results from our or Hengrui’s preclinical studies or clinical trials are not necessarily predictive of the results or analyses of such results of later clinical trials. If we cannot replicate the positive results from any preclinical studies or clinical trials of BHB-1893 or any other potential future product candidates that have positive results, or if we suffer any other significant setbacks in our later clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize BHB-1893 or other potential future product candidates.
Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Preclinical studies, Phase 1 and Phase 2a clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics, and to understand the side effects of product candidates at various doses and dosing schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful, nor does it predict final results. BHB-1893 may fail to show the desired safety, tolerability, pharmacokinetic profile, and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. The results of our and Hengrui’s completed and ongoing clinical trials and preclinical studies may not be predictive of results in our planned global late-stage clinical trials, and BHB-1893 may fail to show the desired safety and efficacy in broader HCM patient populations.
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Such setbacks have occurred and may occur for many reasons, including: clinical sites and investigators may deviate from clinical trial protocols or GCP requirements, whether due to lack of training or otherwise, and we may fail to detect any such deviations in a timely manner; patients may fail to adhere to any required clinical trial procedures, including post-treatment follow-up; BHB-1893 may fail to demonstrate effectiveness or safety in certain patient populations or subpopulations or at all; or our clinical trials may not adequately represent the patient populations we intend to treat, whether due to limitations in our trial designs or otherwise. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the development of BHB-1893.
Similarly, from time to time, we may publish interim, topline or preliminary results from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data. We also make assumptions, estimations, calculations and conclusions as part of our preliminary analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim, topline or preliminary data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and investors or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, BHB-1893 or any future product candidates, may be harmed, which could harm our business, operating results, prospects or financial condition.
The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable. If we are not able to obtain the required regulatory approval for any product candidate, our business will be substantially harmed.
We are not permitted to market, commercialize, sell or promote any product candidate in the U.S. until we receive regulatory approval of an NDA for such product candidate in a specific indication from the FDA. Our business is dependent on our ability to successfully complete preclinical and clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize BHB-1893 and any future product candidates in a timely manner. The time required to obtain approval or other marketing authorizations by the FDA and comparable foreign authorities is unpredictable, and it typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, practices, regulations and the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for BHB-1893, and it is possible that we may never obtain regulatory approval for BHB-1893 or any product candidates we may seek to develop in the future.
Prior to obtaining approval to commercialize any product candidate in the U.S. or abroad, we must demonstrate with substantial evidence from well-controlled clinical trials, to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidate is safe and effective for its intended use. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for BHB-1893 or any future product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA may also require us to conduct additional preclinical studies or clinical trials for BHB-1893 or any future product candidates either prior to or after approval, or it may object to elements of our clinical development programs.
BHB-1893 and any future product candidates could fail to receive regulatory approval for many reasons, including the following:
•the FDA or comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials and interpretation of data from clinical trials or preclinical studies;
•we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;
•the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;
•we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•non-acceptance of nonclinical or clinical data generated in China by Hengrui;

•the data collected from clinical trials may not be sufficient to support the submission and approval of an NDA by the FDA or other submission to obtain regulatory approval in the European Union or elsewhere;
•the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
•the approval policies, practices, or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
Of the large number of products in development across the industry, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market BHB-1893 or any future product candidates, which would significantly harm our business, financial condition, results of operations and prospects. The FDA and comparable foreign authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be granted for any product candidate that we develop. Even if we believe the data collected from future clinical trials of BHB-1893 or any future product candidates are promising, such data may not be sufficient to support approval by the FDA or any other regulatory authority.
Even if we complete clinical testing and receive approval of an NDA or foreign marketing application for BHB-1893 or any future product candidates, the FDA or the applicable foreign regulatory agency may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. The FDA or the applicable foreign regulatory agency also may approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally request, and the FDA or applicable foreign regulatory authority may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization, or failure to obtain our desired product labeling, would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.
In addition, the FDA and other regulatory authorities may change their policies, issue additional regulations or revise existing regulations or take other actions, which may prevent or delay approval of BHB-1893 or our future product candidates on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained. Further, macroeconomic and other global conditions could impact the ability of the FDA and comparable foreign regulatory authorities to provide any required approvals or marketing authorizations for BHB-1893 or any future product candidates or result in the delay of such approvals or authorizations.
Preclinical and clinical product development involves a lengthy and expensive process, with an uncertain outcome.
Our current assumptions about BHB-1893’s development potential are based on the data generated by Hengrui from preclinical studies and clinical trials; however, we may observe materially and adversely different safety or efficacy results as we conduct our clinical trials. In order to obtain FDA approval to market a new drug product, we must demonstrate the safety and efficacy of the drug in humans in a manner that satisfies the agency’s standards. It is impossible to predict when or if BHB-1893 or any future product candidates will prove effective or safe in humans or will receive regulatory approval. The leadership changes at the FDA in the current presidential administration may compound this uncertainty. Before obtaining marketing approval from regulatory authorities, including the FDA, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of BHB-1893 or any future product candidates in humans. A failure of one or more clinical trials can occur at any stage of testing or at any time during the trial process. The outcome of preclinical testing and early clinical trials may not be predictive of the results of later clinical trials as to safety or efficacy, particularly if later clinical trials have a materially different trial design. The historical failure rate for product candidates in our industry is high, particularly in the earlier stages of development. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.
We have not completed all of the clinical trials required for the approval of BHB-1893. We cannot assure you that any preclinical study or clinical trial that we are conducting, or may conduct in the future, will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market BHB-1893 or any future product candidates. We believe data from a single pivotal trial may be sufficient to support regulatory approval of BHB-1893 in oHCM. However, the FDA may require more than one adequate and well-controlled clinical trial to support approval, which would significantly delay our development timeline and increase costs.
We may incur additional costs and experience delays in completing, or ultimately be unable to complete, the development and commercialization of BHB-1893 or any future product candidates.
We may incur additional costs and experience delays in clinical trials for BHB-1893 and any future product candidates, and we do not know whether our planned or future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. We may experience numerous unforeseen events during or as a result of preclinical studies or clinical trials that could delay or prevent our ability to continue or complete clinical development, receive marketing approval or commercialize BHB-1893 or any future product candidates, including:
•regulators or institutional review boards not authorizing us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•experiencing delays in reaching, or failing to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites or prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•clinical trials of BHB-1893 or any future product candidates producing negative or inconclusive results, including failure to demonstrate statistical significance, leading to the need to conduct additional clinical trials or abandon product development programs;
•failing to demonstrate statistical significance in clinical trials of BHB-1893 or any future product candidates, which may impact the timing and design of late-stage clinical trials for such product candidates, or failing to demonstrate statistical significance in late-stage trials despite promising early stage results;
•the number of patients required for clinical trials of BHB-1893 or any future product candidates being larger than we anticipate; enrollment in these clinical trials being slower than we anticipate, for example, due to the availability of standard of care therapy or other treatment options, changes to standard of care therapy or other treatment options, and the reluctance of patients to discontinue standard of care therapy or other treatment options in order to participate in certain of our future clinical trials; or participants dropping out of these clinical trials or failing to return for post-treatment follow-up at a higher rate than we anticipate;
•BHB-1893 or any future product candidates having undesirable side effects (including drug-drug interactions), unexpected toxicology findings, or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;

•our third-party contractors or partners failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•regulators or institutional review boards requiring that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
•future collaborators, if any, conducting clinical trials in ways they view as advantageous to them but that are suboptimal to us;
•the cost of clinical trials of BHB-1893 or any future product candidates being greater than we anticipate; and
•the supply or quality of BHB-1893 or any future product candidates or other materials necessary, including comparator drug or placebo, to conduct clinical trials of BHB-1893 or any future product candidates being insufficient, inadequate or too costly.
If we are required to conduct additional clinical trials or other testing of BHB-1893 or any future product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of BHB-1893 or any future product candidates or other testing, if the results of these trials or tests are not favorable or if there are safety concerns, we may, among other things:
•be delayed in obtaining marketing approval for BHB-1893 or any future product candidates;
•not obtain marketing approval at all;
•obtain approval for indications or patient populations that are not as broad as intended or desired;
•obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•be subject to additional post-marketing testing requirements;
•be subject to a REMS or comparable requirement; or
•have the product removed from the market after obtaining marketing approval.
Moreover, principal investigators for our future clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or a comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or a comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or applicable foreign regulatory authority, and may ultimately lead to the denial of marketing approval.
Targeting the cardiac myosin protein is novel, and there are currently no FDA-approved therapies specifically indicated for nHCM, which subjects the design and execution of our clinical development program for our sole product candidate, BHB-1893, to complexities and known and unknown risks, including those related to novel and/or subjective clinical endpoints.
We intend to develop BHB-1893 as a cardiac myosin inhibitor to establish a new standard of care. While products targeting the cardiac myosin protein have been approved by the FDA and comparable foreign regulatory authorities, including Camzyos® (mavacamten) developed by Bristol-Myers Squibb Co. (“BMS”) and the recently approved MYQORZO® (aficamten) developed by Cytokinetics Inc.

(“Cytokinetics”), the cardiac myosin inhibitor class remains relatively novel, and the development of BHB-1893 as a cardiac myosin inhibitor to establish a new standard of care for HCM may present developmental challenges that are difficult to predict as BHB-1893 proceeds through clinical trials, including our planned global late-stage clinical development. It is also difficult for us to predict the time and cost of development of BHB-1893, whether any of our clinical trials will be successful, and whether our approach will result in the successful development and regulatory approval of BHB-1893. Any development problems we experience, or unexpected regulatory feedback, in the future related to BHB-1893 may cause significant delays or unanticipated costs, and such development problems may not be able to be solved. The novelty of our approach may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of BHB-1893 or lead to significant post-approval limitations or restrictions. For example, the FDA could require additional studies that may be difficult or impossible to perform, or prohibitively costly. Any of these factors may prevent us from completing clinical trials that we may initiate and obtaining regulatory approval of or commercializing BHB-1893 on a timely or profitable basis, if at all.
There are currently no FDA-approved therapies specifically indicated for nHCM. The clinical trial requirements of the FDA and other comparable regulatory agencies and the criteria these regulators use to determine the safety and efficacy of any product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential product. As a result, the regulatory pathway, including acceptable trial design, endpoints, and the level of clinical evidence required for approval, is less established than for oHCM. The FDA may not consider the endpoints of our clinical trials to provide clinically meaningful results, or the FDA may require evaluation of additional or different clinical endpoints in later-stage clinical trials or may not accept the clinical endpoints evaluated in later-stage clinical trials. The FDA may impose requirements for nHCM approval that differ materially from those we anticipate, including in the design or conduct of our clinical trials, which could delay or prevent approval or require us to conduct additional trials.
Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of BHB-1893 or any future product candidates, or serious or unacceptable adverse side effects or unexpected toxicology findings may be identified during the development of BHB-1893 or any future product candidates, which could prevent or delay further clinical development, regulatory approvals and commercialization, impact the product’s labeling, if approved, increase our costs or necessitate the abandonment or limitation of the development of BHB-1893 or any future product candidates.
Clinical trials often fail to demonstrate safety or efficacy of a product candidate studied for the target indication. If BHB-1893 or any future product candidates are associated with serious or significant adverse side effects in clinical trials or have adverse safety findings in nonclinical studies, we may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a benefit-risk perspective. The FDA or other comparable foreign regulatory authority or an institutional review board or ethics committee may also require that we suspend, discontinue or limit our clinical trials based on safety information, or that we conduct additional animal or human studies regarding the safety and efficacy of BHB-1893 or any future product candidates, which we have not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for BHB-1893 or any future product candidates or limiting the scope of the indication, if approved. Many product candidates that initially showed promise in early-stage testing have later been found to cause adverse side effects that prevented further development of the product candidate.

Additionally, if BHB-1893 or any future product candidates receives marketing approval, and we or others subsequently identify undesirable side effects associated with use of such products, a number of potentially significant negative consequences could result, including:
•regulatory authorities may withdraw, suspend or limit approvals of such product or seek an injunction against its manufacture or distribution;
•we may be required to recall a product;
•regulatory authorities may require additional warnings on the labels, such as a boxed warning or a contraindication;
•we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
•we may be required to change the way a product is distributed or administered, conduct additional clinical trials or change the labeling of a product or be required to conduct additional post-marketing studies or surveillance;
•we could be sued and held liable for harm caused to patients;
•sales of the product may decrease significantly or the product could become less competitive;
•we may not be able to achieve or maintain third-party payor coverage and adequate reimbursement; and
•our reputation and physician or patient acceptance of our products may suffer.
There can be no assurance that we will resolve any issues related to any product-related AEs to the satisfaction of the FDA or comparable foreign regulatory authorities in a timely manner or at all. Moreover, any of these events could prevent us from achieving or maintaining market acceptance of a particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.
We may not be able to obtain orphan drug designation or exclusivity for BHB-1893 or any future product candidates, and even if we do, we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.
We may seek orphan drug designation or exclusivity in the indications targeted by BHB-1893 or any future product candidates. Regulatory authorities in some jurisdictions, including the U.S. and Europe, may designate drugs for relatively small patient populations as orphan drugs. For example, under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition. In order for the FDA to grant orphan drug exclusivity to BHB-1893 or any future product candidates, the agency must find that the product candidate is indicated for the treatment of a condition or disease that affects fewer than 200,000 individuals in the U.S. or that affects 200,000 or more individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product candidate available for the disease or condition will be recovered from sales of the product in the U.S. Orphan drug designation must be requested before submitting an NDA. The FDA may conclude that the condition or disease for which we seek orphan drug exclusivity does not meet the required standard.
If a product that has orphan drug designation subsequently receives the first FDA approval for a particular drug for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same approved use or indication for seven years, except in limited circumstances such as if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated.
In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product candidate for the same approved use or indication if the FDA concludes that the later product candidate is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care compared with the product that has orphan exclusivity. In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
A similar regulatory scheme governs approval of orphan product candidates by the European Medicines Agency (“EMA”) in the European Union. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA (as applicable) from approving another marketing application for the same or another similar product candidate for the same orphan therapeutic indication for that time period. The applicable period is seven years in the U.S. and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if at the end of the fifth year it is determined that a product no longer meets the criteria for orphan drug designation, including if the product is sufficiently profitable so that market exclusivity is no longer justified.
While we may in the future seek designations for BHB-1893 or any future product candidates with the FDA and comparable foreign regulatory authorities that are intended to confer benefits such as a faster development process, an accelerated regulatory pathway or priority review, there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of BHB-1893 or any future product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.
The FDA and comparable regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review of the marketing application(s). However, there can be no assurance that we will successfully obtain such designations for BHB-1893 or any future product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards of product quality, safety or efficacy required to be demonstrated in support of approval. Even if we obtain such designations for BHB-1893 or any future product candidates, there can be no assurance that we will realize their intended benefits.
For example, we may seek a Fast Track Designation for BHB-1893 or our future product candidates. If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development activities.
We may seek Breakthrough Therapy Designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.
Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe BHB-1893 or any future product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. Further, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to conventional FDA procedures and does not assure approval by the FDA. In addition, even if any product candidate we develop qualifies for Breakthrough Therapy Designation, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.
Even in the absence of obtaining Fast Track and/or Breakthrough Therapy Designations, a sponsor can seek priority review at the time of submitting a marketing application. The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months from FDA’s acceptance of the application for review. Priority review designation may be rescinded if a product no longer meets the qualifying criteria.
We may not be able to submit INDs or IND amendments to commence clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.
We may not be able to submit INDs on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that no issues will arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements or expectations in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs.

Any product candidate for which we obtain marketing approval could be subject to restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.
As part of its decision to approve or grant marketing authorization for BHB-1893 or any future product candidates, the FDA or other regulatory agencies may require us to perform certain post-marketing activities, such as completion of ongoing or planned studies, initiation of new studies or post-marketing clinical trials (including to assess safety risks), or additional analyses of existing data. Typically, we are required to provide annual updates on the progress of such required activities and to complete the activities by the assigned completion dates. Later discovery of previously unknown problems with BHB-1893 or any future product candidates, including AEs of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
•restrictions on the marketing or manufacturing of such products, withdrawal of the product from the market or voluntary or mandatory product recalls;
•restrictions on or revisions to the labeling or marketing of a medicine;
•restrictions on the distribution or use of a medicine, including under a REMS program;
•fines, receipt of warning or untitled letters or suspension of clinical trials;
•refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or withdrawal of marketing approvals;
•product seizure or detention or refusal to permit the import or export of BHB-1893 or any future product candidates; and
•injunctions or the imposition of civil or criminal penalties.
Additionally, the FDA and other regulatory agencies closely regulate the post-approval marketing and promotion of medicines to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. Although physicians may prescribe products for uses not described in the product’s labeling, known as off-label uses, in their professional medical judgment, the FDA and comparable foreign regulatory agencies impose stringent restrictions on manufacturers’ communications regarding off-label use, and if we market our products, if approved, in a manner inconsistent with their approved labeling, we may be subject to enforcement action for off-label marketing by the FDA and other federal and state enforcement agencies, including the Department of Justice and other comparable foreign regulatory agencies. Violation of the Federal Food, Drug, and Cosmetic Act (“FDCA”) and other statutes, including the False Claims Act (“FCA”), relating to the promotion and advertising of prescription products may also lead to investigations or allegations of violations of federal and state healthcare fraud and abuse laws, state consumer protection laws and laws of other comparable foreign regulatory agencies.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any product candidates we develop and adversely affect our business, financial condition, results of operations and prospects. If we were found liable for violations of the FDCA or FCA, we could be subject to significant fines or monetary penalties or exclusion from federal healthcare programs, any of which could substantially harm our financial position and business.

If we experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected, and our receipt of necessary regulatory approvals could be delayed or prevented.
Successful and timely completion of clinical trials will require that we identify and enroll a sufficient number of patients. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients with other trials. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. We may not be able to initiate or continue clinical trials for BHB-1893 if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities, or if a large number of patients withdraw. We cannot predict how successful we will be at enrolling subjects in future clinical trials. In particular, the availability of FDA-approved Useful Written Consumer Medication Information (“CMIs”) for oHCM, including mavacamten and aficamten, may make it difficult to enroll patients in our placebo-controlled Phase 3 oHCM trial, as patients and physicians may prefer to pursue or maintain approved therapies rather than participate in a clinical trial with a placebo arm. We may conduct clinical trials that would require patients to discontinue standard of care therapy, and we may experience challenges finding, enrolling and retaining HCM patients in our planned clinical trials who are willing to discontinue their current treatment regimens to participate in our trials. Subject enrollment is affected by other factors including:
•the patient eligibility criteria as defined in the applicable protocol;
•the size of the patient population required for analysis of the trial’s primary endpoints and the process for identifying patients;
•the actual and perceived risks and benefits of the product candidate in the trial;
•the design of the trial;
•our ability to recruit clinical trial investigators with the appropriate competencies and experience;
•competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including the current standard of care and any new drugs that may be approved for HCM, which may vary across the jurisdictions where we plan to conduct our clinical trials;
•the willingness of patients to be enrolled in our clinical trials;
•the success of efforts to facilitate timely enrollment in clinical trials;
•the patient referral practices of physicians;
•the ability to monitor patients adequately during and after treatment;
•our ability to obtain and maintain informed consent;
•the risk that patients enrolled in our clinical trials will drop out of the trials prior to completion;
•the cost to, or lack of adequate compensation for, prospective patients; and
•the proximity and availability of clinical trial sites to prospective patients.
Our inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for BHB-1893, which would cause the value of our company to decline and limit our ability to obtain additional financing. Furthermore, we expect to rely on

CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we will have limited influence over their performance.
Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients. We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays or difficulties in enrollment, or be required by the FDA or comparable foreign regulatory authorities to increase our enrollment, which would result in the delay of completion of such trials beyond our expected timelines.
The results of clinical trials conducted at clinical trial sites outside the U.S. might not be accepted by the FDA, and data developed outside of a foreign jurisdiction similarly might not be accepted by such foreign regulatory authority.
Clinical trials for BHB-1893 have been and are currently being conducted outside of the U.S. by Hengrui, including in Australia and China, and we may conduct additional clinical trials outside of the U.S. in the future. For example, clinical trials conducted in Australia using “unapproved therapeutic goods,” or those that have not yet been evaluated by the Therapeutic Goods Administration (“TGA”) for quality, safety and efficacy, must occur pursuant to either the Clinical Trial Notification Scheme or the Clinical Trial Approval Scheme. In each case, the trial is supervised by a Human Research Ethics Committee (“HREC”), an independent review committee set up under the guidelines of the Australian National Health and Medical Research Council that reviews, approves and provides continuing oversight of trial protocols and amendments, and of the methods and material to be used in obtaining and documenting informed consent of the trial subjects. Although the FDA or comparable foreign regulatory authorities may accept data from clinical trials conducted outside the relevant jurisdiction, acceptance of these data is subject to certain conditions. For example, the FDA requires that the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as institutional review board or ethics committee approval and informed consent, the trial population must adequately represent the U.S. population and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Further, the FDA may consider an on-site inspection to be necessary in which case they must be able to validate the data through such an inspection or other appropriate means. In addition, while these clinical trials are subject to the applicable local laws, acceptance of the data by the FDA will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the U.S. as adequate support of a marketing application. Similarly, any data submitted to foreign regulatory authorities may not adhere to their standards and requirements for clinical trials and data from trials conducted outside of such jurisdiction may not be accepted.
If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in BHB-1893 or any future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction. Recent policy proposals in the U.S., if enacted in the future, may make acceptance by the FDA or inclusion in a marketing application of foreign data more difficult or costly. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted, which may increase costs or time required to complete the clinical trial.
Conducting clinical trials outside the U.S. also exposes us to additional risks, including risks associated with:
•additional foreign regulatory requirements;
•foreign exchange fluctuations;

•compliance with foreign manufacturing, customs, shipment and storage requirements, and supply chain predictability concerns;
•inconsistent standards for recordkeeping, reporting and evaluating clinical data and AEs;
•the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs;
•varying standards or availability of HCM care, resulting in data that may differ from patients who have received the U.S. standard of care therapy;
•the failure to properly translate or interpret patient-reported outcome endpoints;
•additional administrative burdens associated with foreign regulatory scheme;
•any pandemic, epidemic or public health emergencies;
•diminished protection of intellectual property in some countries; and
•political instability, civil unrest, war or similar events that may jeopardize our ability to commence, conduct or complete a clinical trial and evaluate resulting data.
A significant portion of our equity is held by a Chinese company and for so long as a Chinese company continues to hold a significant equity interest in us, changes in U.S. and Chinese laws and geopolitical developments may adversely affect our business, results of operations, financial condition and prospects.
Hengrui, which is a Chinese corporation, holds a significant portion of our outstanding equity. Future developments in U.S. and Chinese laws, regulations and policies may adversely affect our ability to operate as a publicly traded company in the U.S. for so long as Hengrui, or other Chinese investors, continue to beneficially own a significant percentage of our outstanding shares of common stock. The relationship between the U.S. and China is subject to ongoing change and uncertainty. In recent years, the U.S. government has made statements and taken a number of actions, including legislative and regulatory actions, directed at Chinese companies and Chinese-affiliated interests, including the issuance of executive orders restricting the operations of certain Chinese companies in the U.S., restricting the amount of U.S. sensitive personal data that can be accessed by those companies, imposing sanctions on Chinese nationals, adding Chinese companies to the U.S. government’s restricted party lists, enacting legislation such as the Protecting Americans from Foreign Adversary Controlled Applications Act, and initiating national security reviews of software applications and other interests linked to foreign adversaries, including China. In addition, executive orders have been issued barring American investment into certain Chinese companies. The Chinese government has taken certain reciprocal measures, including the passage of the Anti-Foreign Sanctions Law, enactment of Industrial and Supply Chain Security Regulations, and the imposition of sanctions on American nationals and organizations.
Hengrui’s significant equity interest in us could subject us to heightened scrutiny, regardless of its merit, which could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. Additionally, should we become the target of, or be indirectly impacted by, new legislation, executive orders or regulatory actions addressed at protecting American investments in companies with significant Chinese ownership or affiliations, our business, results of operations, financial condition and prospects could be materially and adversely affected. Any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, may increase the cost of manufacturing our product candidates and materials, affect the demand for our drug products (if and once approved), the competitive position of our product candidates, and import or export of raw materials and finished product candidate used in our, Hengrui’s and any future collaborators’ nonclinical studies and clinical trials, particularly with respect to any product candidates and materials that we import from China, including pursuant to the Exclusive License Agreement. Furthermore, any

deterioration in U.S.-China relations could adversely impact our relationship with Hengrui, including our ability to maintain and benefit from the Exclusive License Agreement, which could have a material adverse effect on our business and the development and commercialization of BHB-1893 and any future product candidates.
Even if we, Hengrui or any future collaborator obtain approval for BHB-1893 or any future product candidate in one jurisdiction, we may never obtain approval for or commercialize such candidate in any other jurisdiction, which would limit our ability to realize its full market potential.
In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA in the U.S. does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. For example, if Hengrui fails to obtain approval for HRS-1893 in China, it could negatively impact our ability to obtain approval for BHB-1893 in the U.S. or any other jurisdiction. In addition, regulatory approval in one country does not guarantee regulatory approval in any other country.
Approval processes vary among countries and can involve additional product testing and validation, as well as additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional nonclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.
Risks Related to Our Dependence on Third Parties
We depend on our Exclusive License Agreement with, and the comprehensiveness of the intellectual property licensed from, Hengrui to continue developing, and if approved, commercialize BHB-1893. Termination of the Exclusive License Agreement, and issues related to intellectual property we license from Hengrui, would have a material adverse effect on our business.
We are a party to the Exclusive License Agreement with Hengrui under which we are granted rights to intellectual property that are important to our business, and we expect that we may enter into additional license agreements in the future. Under the Exclusive License Agreement, we have secured an exclusive license for certain intellectual property and know-how relating to cardiac myosin inhibitors to commercialize certain compounds, patents and proprietary information and inventions. The Exclusive License Agreement imposes obligations on us to use commercially reasonable efforts to develop and commercialize licensed products in our territory, to achieve certain regulatory milestone obligations within specified timelines, and to pay Hengrui milestone payments, royalties and other fees. If we fail to comply with our obligations under the Exclusive License Agreement, or we are subject to a bankruptcy, Hengrui may have the right to terminate the license, in which event we would not be able to market or exploit products covered by the license, including BHB-1893, if approved. Future license agreements we enter into may include similar obligations and termination rights, and our business could suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In particular, we are substantially dependent on the success of BHB-1893, and to the extent we are unable to develop other product candidates at the time of such termination, the termination of the Exclusive License Agreement would have a material adverse effect on our business, financial condition, results of operations and prospects, including, but not limited to, cessation of our operations. See “Business—Hengrui License Agreement” for a description of the Exclusive License Agreement.
Additionally, certain rights that are material to at least our BHB-1893 development program and licensed to us in the Exclusive License Agreement were licensed by Hengrui from third parties pursuant to upstream license agreements. Any termination of any of these licenses or disruption in the availability of these rights would have a materially adverse effect on our development programs, operations and our commercial viability. In case of such termination or disruption, we may be unable to obtain licenses to the relevant rights on commercially reasonable terms or at all.
We may need to obtain additional licenses from third parties to advance our research or allow commercialization of BHB-1893 or any future product candidates, and we cannot provide any assurances that third-party patents do not exist that might be enforced against BHB-1893 or any future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same intellectual property licensed to us. Thus, we may be required to expend significant time and resources to develop or license replacement intellectual property. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business. Additionally, third parties that own intellectual property rights could seek either an injunction prohibiting our sales, and/or, compensation for our use of such intellectual property rights, such as running royalties and infringement damages.
Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors (including indirect, up-stream licensors) regarding intellectual property subject to a license agreement, including:
•the scope of rights granted under, and obligations imposed by, the license agreement and other interpretation-related issues;
•whether and the extent to which BHB-1893 or any future product candidates and processes may infringe on intellectual property of third parties that are not subject to the licensing agreement;
•whether third parties are entitled to compensation or equitable relief, such as an injunction, for our use of the third parties’ intellectual property without their authorization;
•our right to sublicense patent and other rights to third parties under collaborative development relationships;
•our diligence obligations with respect to the use of the licensed intellectual property in relation to our development and commercialization of BHB-1893 or any future product candidates, and what activities satisfy those diligence obligations; and
•the inventorship and ownership of inventions and know-how, including such disputes resulting from the joint creation or use of intellectual property by our licensors and us and our partners.
If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.
Our business is subject to the risks associated with having a collaboration partner and third-party manufacturer based in China.
Our business is subject to the risks associated with having Hengrui, an entity located in China, as our collaboration partner and our sole manufacturer for BHB-1893, including:
•adverse political and economic conditions, particularly those negatively affecting the trade relationship between the U.S. and China;

•trade protection measures, such as tariff increases, and import and export licensing and control requirements;
•potentially negative consequences from changes in tax laws;
•difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China and frequent and unexpected shifts in laws and regulations;
•historically lower protection of intellectual property rights;
•requirements relating to China’s data security rules and regulations;
•requirements relating to China personal information protection laws;
•U.S. law restrictions and prohibitions on the transfer or grant of access of bulk U.S. sensitive personal data to individuals and entities in China;
•changes and volatility in currency exchange rates;
•workforce uncertainty;
•unexpected or unfavorable changes in regulatory requirements; and
•difficulties in managing foreign relationships and operations generally.
Sustained uncertainty about, or the further escalation of, trade and political tensions between the U.S. and China could result in a disadvantageous research and manufacturing environment in China, particularly for U.S. based companies, including retaliatory restrictions that hinder or potentially inhibit our ability to rely on manufacturing partners and other service providers that operate in China. Recent and potential future tariffs imposed by the U.S. on goods imported from China, including pharmaceutical ingredients and finished drug products, could increase the cost of clinical supply if we continue to source drug substance or drug product from Hengrui or other Chinese manufacturers. Such cost increases could materially impact our operating expenses and development timelines.
Geopolitical tensions and any escalation thereof could result in additional legislative or regulatory actions in the U.S. or China that may directly or indirectly affect our business or the value of our common stock. This includes legislative or regulatory actions that could restrict our ability to work with certain foreign suppliers, including Chinese entities, and limit access to federal contracts, grants, and loans, and materially disrupt our supply chain and development timelines. In December 2025, for example, the National Defense Authorization Act for Fiscal Year 2026 (the “NDAA”) was enacted, which included Section 851, commonly referred to as the “BIOSECURE Act.” The BIOSECURE Act restricts U.S. government agencies from procuring biotechnology equipment or services from, or entering into contracts with, entities that use biotechnology equipment or services from, designated “biotechnology companies of concern” (the “BCCs”), and from expending federal loan or grant funds for such equipment or services.
The BIOSECURE Act directs the Office of Management and Budget (“OMB") to publish an initial list of BCCs by December 2026, and implementing regulations are expected to follow. The BIOSECURE Act itself requires that the BCC list include any companies designated by the U.S. Department of Defense (“DoD”) on the so-called Section 1260H List of Chinese military companies operating in the United States. In June 2026, DoD released the latest list of Section 1260H companies, which included WuXi AppTec Ltd.
We currently use WuXi AppTec Ltd. for process development support.
We also rely on Hengrui to manufacture BHB-1893 in China, and expect to continue to rely on third-party contract manufacturing organizations and other vendors that operate in China in the future. While none of our vendors are currently listed as a BCC, WuXi AppTec’s recent addition to the 1260H List means that it will likely be listed as a BCC when OMB publishes its list. There is also a risk that other vendors may be added as BCCs in the future. In addition, even absent a formal BCC designation, U.S. research institutions and other federal funding recipients may seek to limit or restrict relationships with vendors that have been flagged under or that work with entities that have been flagged under BIOSECURE-related designations, which could indirectly affect our development activities. If our current or future vendors with which we work are designated as BCCs in the future, or if our collaborators, customers, investors, or future commercial partners become subject to BIOSECURE-related restrictions as a result of their relationships with such vendors, we could be required to terminate or restructure existing arrangements, transition manufacturing or other services to alternative suppliers, or delay or suspend development activities. Any such transition could involve significant cost, operational complexity, regulatory risk, and delays, and alternative suppliers may not be available on acceptable terms or at all.
We are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the U.S. or Chinese governments, political unrest or other unstable conditions in China. The passage of the People’s Republic of China’s Biosecurity Law in April 2021, and subsequent legislation that China or the U.S. may adopt in the future, or other events in China could disrupt our ability to continue to rely upon manufacturers located in China, including Hengrui. In addition, if we are not able to obtain adequate supplies of BHB-1893 or the drug substances used to manufacture it, it will be more difficult for us to develop BHB-1893 and compete effectively. New legislation, regulations or court decisions may impede, delay, limit, or increase the cost of manufacturing our products. Such events could result in our clinical or commercial supply of product being interrupted or limited, which could harm our business.
We intend to rely on third parties to conduct a significant portion of our clinical trials for BHB-1893 and any potential future clinical trials for our future product candidates, and if those third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements, or meet expected deadlines, our ability to seek or obtain regulatory approval for or commercialize any of our current or future product candidates may be delayed.
We expect to rely on CROs and other third parties, including but not limited to clinical data management organizations, healthcare institutions operating as clinical sites and clinical investigators, to conduct future clinical trials for BHB-1893 and other future product candidates that we may progress to clinical development. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. In particular, we have licensed our sole product candidate from Hengrui, which has conducted and is conducting certain preclinical studies and clinical trials of our product candidate in China. We intend to leverage the clinical capabilities and data generated by Hengrui to inform and support our global development programs. While we have and will have agreements governing the activities of our third-party contractors, including Hengrui, we have limited influence over their actual performance, and we have no control over the data generated by Hengrui on our product candidates. Any of these third parties may terminate their engagements with us, some in the event of an uncured material breach and some at any time for convenience. If any of our relationships with these third parties terminate, we may not be able to timely enter into arrangements with alternative third parties or to do so on commercially reasonable terms, if at all. Switching or adding CROs or other vendors involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO or vendor commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. We may encounter challenges or delays in our CRO/vendor relationships in the future which may cause a material adverse impact on our business, financial condition and prospects.
Further, CROs may not assign as high a priority to our programs or pursue them as diligently as we would if we were undertaking these programs ourselves. The activities conducted by our CROs therefore may not be completed on schedule or in a satisfactory manner. CROs may also give higher priority to relationships with our competitors and potential competitors than to their relationships with us. Outside of the U.S., we are particularly dependent on our CROs’ expertise in communicating with clinical trial sites and regulatory authorities and ensuring that our clinical trials and related activities and regulatory filings comply with applicable laws.
In addition, any third parties conducting our clinical trials will not be our employees, and, except for including contractual obligations and remedies for breach of such obligations in our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our clinical programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approvals for or successfully commercialize BHB-1893 or any future product candidates. Consequently, our results of operations and the commercial prospects for BHB-1893 or any future product candidates would be harmed, our costs could increase substantially and our ability to generate revenue could be delayed significantly. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities that could harm our competitive position.
We expect to rely on these parties for execution of our preclinical studies and clinical trials, and generally do not directly control their businesses or related activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards and requirements, and our reliance on our CROs and other third parties does not relieve us of our regulatory responsibilities. In addition, we and our CROs are required to comply with Good Laboratory Practice (“GLP”) requirements, as applicable, for certain nonclinical studies. The FDA also requires us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register certain clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Regulatory authorities enforce these requirements through periodic inspections of laboratories conducting GCP studies, trial sponsors, principal investigators and trial sites. If we or any of our CROs or other third parties, including trial sites, fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Further, upon inspection by a given regulatory authority, such regulatory authority may not agree with our determination that any of our clinical trials complies with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP conditions. Our failure to comply with these requirements may require us to repeat clinical trials, which would delay the regulatory approval process.
We also expect to rely on other third parties to store and distribute product supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of BHB-1893 or any future product candidates or commercialization of our products, producing additional losses and depriving us of potential revenue.
We may seek to establish collaborations, license agreements and other similar arrangements with third parties for the development or commercialization of BHB-1893 or any future product candidates. If we are not able to establish them on commercially reasonable terms, or if those arrangements are not successful, we may have to alter our development and commercialization plans.
The development and potential commercialization of BHB-1893 or any future product candidates will require substantial additional funding. We may seek to collaborate with other pharmaceutical and biotechnology companies for the development and potential commercialization of BHB-1893 or any future product candidates, including for the commercialization of BHB-1893 or any future product candidates that are approved for marketing outside the U.S. If we enter into any such additional arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our future collaborators dedicate to the development or commercialization of BHB-1893 or any future product candidates. Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all.
We face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of BHB-1893 or any future product candidates from competing product candidates, the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities outside the U.S., the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, and industry and market conditions generally. The collaborator may also consider alternative product candidates for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for BHB-1893 or any future product candidates. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop BHB-1893 or any future product candidates or bring them to market and generate product revenue.
Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Collaborations involving BHB-1893 or any future product candidates would pose the following risks to us:
•collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;
•collaborators may not perform their obligations as expected, or at all;
•collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
•collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
•collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with BHB-1893 or any future product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
•a collaborator with marketing and distribution rights to one or more of BHB-1893 or any future product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such products;
•disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development or commercialization, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•collaborators may not properly maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;
•collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and
•collaborations may be terminated, including for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.
We may not be able to negotiate future collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of any product candidate that we planned to collaborate on, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop BHB-1893 or any future product candidates or bring them to market and generate revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, any future collaborations that we enter into may not be successful. The success of our future collaboration arrangements will depend heavily on the efforts and activities of our future collaborators. Disagreements between parties to a collaboration arrangement can be difficult to resolve if neither of the parties has final decision-making authority. If conflicts arise between any future collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. For example, our future collaborators could conduct multiple product development efforts and could develop, either alone or with others, products in related fields that are competitive with the product candidates we may develop. In addition, collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party, and any such termination or expiration may adversely affect us financially or harm our business.
Risks Related to Our Intellectual Property
If we or our licensors are unable to obtain, maintain and enforce intellectual property rights relating to BHB-1893 or any future product candidates, or if the scope of the protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products similar or identical to ours, our ability to successfully commercialize BHB-1893 or any future product candidates may be adversely affected and we may not be able to compete effectively in our markets.
We rely upon a combination of patents, licenses to intellectual property, and access to certain third-party trade secrets and confidentiality agreements to protect the intellectual property related to BHB-1893 or any of our future product candidates. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and rights, and proprietary information. Our success depends in large part on our ability to obtain and maintain, and access, patent and other intellectual property protection in the U.S. and in other countries with respect to BHB-1893 and any future product candidates. If we are unable to obtain or maintain patent protection with respect to BHB-1893 and its uses, or any of our future product candidates, our business, financial condition, resultant operations and prospects could be materially harmed.
We cannot predict whether the patent applications we currently or may in the future pursue will issue as patents in any particular jurisdiction or will provide sufficient protection against competitors or other third parties. Currently, much of our patent portfolio, including applications related to BHB-1893, are in various, relatively early stages of the patent prosecution process. We also cannot predict the outcome of any challenge by our competitors or third parties to the validity or enforceability of patents on which we rely. We cannot offer any assurances that the breadth of our granted patents will be sufficient to stop a competitor from developing and commercializing a product, including a generic product that would be competitive with BHB-1893 or any future product candidates. Furthermore, any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of the competitive advantage necessary for the successful commercialization of BHB-1893 or any future product candidates. Further, if we encounter delays in regulatory approval, the period of time during which we could market a product candidate under patent protection would be reduced, even if we obtained patent term extension for such delays, which might not fully compensate for such delays.
Our ability to obtain and maintain valid and enforceable patents depends on our inventions being patentable in light of the prior art and satisfaction of other substantive and formal requirements of patentability. Regarding prior art, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to invent the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to make the inventions claimed in those owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. If a third party can establish that we or our licensors were not the first to make or the first to file for patent protection of such inventions, our owned or licensed patent applications may not issue as patents and, even if issued, they and other issued patents on which rely, may be challenged and invalidated or rendered unenforceable. Furthermore, even if a patent is granted, our competitors or other third parties may be able to circumvent the patent by developing similar or alternative products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.
The patent prosecution process is expensive and time-consuming. We may not be able to prepare, file and prosecute all necessary or desirable patent applications at a commercially reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Moreover, depending on the terms of any existing and future in-licenses to which we may become a party, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering material intellectual property in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted, enforced and maintained in a manner consistent with the best interests of our business.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our licensors’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect BHB-1893 or any future product candidates or which effectively prevent others from commercializing competitive products.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the U.S. and abroad. There may be prior art of which we are not aware that may affect the validity or enforceability of our patents. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of our patents, which may, nonetheless, ultimately be found to affect the validity or enforceability of our patents. We or our licensors may in the future, become subject to a third-party pre-issuance submission of prior art, opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceeding and other similar proceedings challenging our patent rights or the patent rights of others in the U.S. Patent and Trademark Office (the “USPTO”) or other foreign patent office. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical products, or limit the duration of the patent protection of BHB-1893 and any future product candidates.
Furthermore, given the amount of time required for the development, testing and regulatory review of new product candidates (including BHB-1893), patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to BHB-1893 or any future product candidates.
In addition to the protection provided by our patent portfolio, we rely on our own trade secrets and access to certain third-party trade secret protection as well as confidentiality agreements to protect proprietary know-how that is not amenable to patent protection. Although we generally require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or intellectual property to enter into confidentiality agreements that are intended to protect trade secrets and know-how that we own or license, certain employees, consultants, advisors and relevant third parties may not have signed such agreements and we cannot provide any assurances that all such agreements have been duly executed or are sufficient to protect our rights, or that such trade secrets and other confidential proprietary information will not be disclosed or used in an unauthorized manner that harms us. Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to the above-mentioned trade secrets. Additionally, competitors could purchase our products, if approved, and replicate some or all of the competitive advantages for which we do not have patent protection to our competitive disadvantage. If any trade secrets were to be lawfully obtained or independently developed by a competitor, we might not have any means to prevent them, or those to whom they communicate them, from using such trade secrets or information to compete with us. If any trade secrets were to be disclosed to, or independently developed by a competitor, our competitive position would be harmed.
We also seek to preserve the integrity and confidentiality of our proprietary data and third-party trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. However, our agreements and security measures may be breached, and we may not have adequate remedies for any breach. Also, if the steps taken to maintain trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret or may lose any purported trade secret protection. In addition, others may independently discover the trade secrets and our proprietary information. For example, the FDA and analogous regulatory bodies outside the US consider whether to make additional information in connection with applications for marketing authorization (such as applications for marketing authorization that we envision for our product candidates including BHB-1893) publicly available on a routine basis, and it is not clear at the present time how the FDA’s and analogous non-US bodies’ disclosure policies may change in the future. If we are unable to prevent material disclosure of the non-patented intellectual property related to BHB-1893 or any future product candidates to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.
Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time, and if we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of BHB-1893 or any future product candidates, our business may be materially harmed.
Patents have a limited lifespan. In the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if additional patents covering our BHB-1893 or any future product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Because of these term limits, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. If we do not have sufficient patent life to protect BHB-1893 or any future product candidates, our business, financial condition, results of operations, and prospects may be adversely affected.
Depending upon the timing, duration and conditions of FDA marketing approval of BHB-1893 or any future product candidates, one or more of our U.S. patents, including any patents that may issue covering BHB-1893, may be eligible for limited patent term extension (“PTE”) under the Drug Price Competition and Patent Term Restoration Act of 1984 (referred to as the “Hatch-Waxman Amendments”), and similar legislation in the European Union. The Hatch-Waxman Amendments permit a PTE of up to five years for a patent covering an approved product that is a new chemical entity as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Additionally, administrative changes at the USPTO or other applicable patent authorities, such as layoffs, reduced hiring, and/or funding, may result in delays in issuance of a patent or in accrual of PTE, thereby reducing the amount of patent term extension that could otherwise be received. Administrative changes (e.g., at the FDA or USPTO) may also lead to delays in review and analysis of regulatory submissions or requests for PTE, which could result in a PTE not being timely granted (e.g., before the expiration of the patent) and there may be no patent eligible for extension. Moreover, the length of the extension could be less than we request, and we cannot be certain what the length of the extension would be or if we will receive an extension at all. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner.
In addition, upon approval of a drug, each of the U.S. patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. U.S. patents that cover the drug and issue after approval by the FDA can be listed in the Orange Book within 30 days. Upon submission of an ANDA or a 505(b)(2) NDA, an applicant must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. We cannot guarantee that a patent that may cover BHB-1893 or any of our future product candidates can or will be appropriately listed in the Orange Book.
Laws governing analogous PTE in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. If we are unable to obtain PTE or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration and may take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to launch their product earlier than might otherwise be the case, and our revenue could be reduced, possibly materially and could have a material adverse effect on our business.

If we fail to comply with our obligations in any current intellectual property licenses with third parties, or fail to obtain such licenses in the future, we could lose rights that are material to our business.
We have licensed third-party intellectual property that is material to our business through the Exclusive License Agreement, and may enter into additional license agreements in the future. We do not and will not own the patents or patent applications that underlie these licenses, and we may not control either the prosecution or the enforcement of the patents. Under such circumstances, we may be forced to rely upon our licensors to properly prosecute and file those patent applications and prevent infringement of those patents. Therefore, we cannot be certain that the prosecution, maintenance and enforcement of these patent rights will be in a manner consistent with the best interests of our business.
If we or our licensors fail to maintain such patents, or if we or our licensors lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize BHB-1893 or any future product candidates that are the subject of such licensed rights could be adversely affected.
Our rights to use the intellectual property and practice the inventions claimed in the licensed patents and patent applications are subject to our licensors abiding by the terms of those licenses and not terminating them. In addition, existing license agreements do, and future agreements may, impose diligence, development and commercialization timelines and milestone payment, royalty, insurance and other obligations for development of certain programs. If we fail to comply with our obligations, our licensors may have the right to terminate the licenses, in which event we might not be able to develop, manufacture or market any product that is covered by the intellectual property we in-license from such licensor and may face other penalties. If our Exclusive License Agreement or any of our future licenses are terminated, we may lose our patent rights on a territory-by-territory basis, and such rights may be lost worldwide. Termination of any license agreement could reduce or eliminate our rights under these agreements and may result in our having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property. Any of the foregoing outcomes could prevent us from commercializing relevant product candidates, which could have a material adverse effect on our operating results and overall financial condition.
In addition, disputes regarding obligations in licenses may require us to take expensive and time-consuming legal action to resolve, and, even if we are successful, may delay our ability to commercialize products and generate revenue. Further, if we are unable to resolve license issues that arise, we may lose rights to practice intellectual property that is required to make, use or sell products. We may require additional licenses in the future. Licenses to additional third-party intellectual property and materials that may be required for our development programs may not be available on commercially reasonable terms, or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us.
In addition, disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including disputes concerning scope of rights granted under the license agreement and other interpretation-related issues; whether and the extent to which BHB-1893 or any future product candidates and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners. If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. If we are unable to successfully obtain rights to required third-party intellectual property rights, we may have to abandon development of the relevant program or product candidate or expend time and resources re-designing the program or product candidate, which could have a material adverse effect on our business.
Intellectual property rights that we in-license in the future may also be granted through sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize BHB-1893 or any future product candidates may be materially harmed.
Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any future patents we obtain.
Our ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the U.S. Furthermore, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific, and factual issues. Changes in either patent laws or interpretations of patent laws in the U.S. and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.
Patent reform legislation in the U.S. and other countries, including the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) enacted in September 2011, could increase the uncertainties around patent protection, costs, and the enforcement or defense of our patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. The Leahy-Smith Act included a number of significant changes to U.S. patent law. Such provisions affect the way patent applications are prosecuted, redefine prior art, and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. After March 2013, the Leahy-Smith Act transformed the U.S. into a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. This requires us to be cognizant of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either: (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications.
Further, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, the Supreme Court of the United States held in Amgen v. Sanofi (2023) that a functionally claimed genus was invalid for failing to comply with the enablement requirement of the Patent Act. In addition, the Federal circuit recently issued a decision, In re Cellect, LLC (2023) involving the interaction of patent term adjustment (PTA), terminal disclaimers, and obvious-type double patenting which may affect the patent term of any issued patents that rely on any PTA. In addition to increasing uncertainty with regard to our or our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our or our licensors’ existing patents and patents that we or our licensors might obtain in the future. We cannot predict how future decisions by the courts, Congress or the USPTO may impact the value of our or our licensors’ patents. In the 2013 case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., for instance, the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. For example, the Inflation Reduction Act (IRA) passed by Congress authorizes the Secretary of the Department of HHS to negotiate prices directly with participating manufacturers for selected medicines covered by Medicare even if these medicines are protected by an existing patent. For small molecule medicines, the process begins seven years after initial approval by the FDA. While we do not believe that the IRA or its effects will impact our ability to obtain patents in the near future, we cannot be certain whether it will affect our patent strategy in the long run. Similarly, any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on our business and financial condition. Changes in the laws and regulations governing patents in other jurisdictions could similarly have an adverse effect on our ability to obtain and effectively enforce our patent rights.
We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.
While we are not currently involved in any disputes relating to our intellectual property, competitors may infringe the patents we have applied for. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. If we initiate legal proceedings against a third party to enforce a patent covering BHB-1893 or any future product candidates, the defendant could counterclaim that the patent covering our product or product candidate is invalid and/or unenforceable. In patent litigation in the U.S., counterclaims alleging invalidity and/or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent.
In an infringement proceeding, a court may decide that the patent claims we are asserting are invalid and/or unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the grounds that our patent claims do not cover the intellectual property in question. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover BHB-1893 or any future product candidates. The outcome following legal assertions of infringement, invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on BHB-1893 or any future product candidates. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could have a material adverse impact on our business.
Our defense of litigation or interference proceedings may fail and require us to cease using certain intellectual property or force us to take a license under the intellectual property rights of the prevailing party, if available. Even if successful, litigation or interference proceedings may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the U.S.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain.
While no third parties to our knowledge have initiated legal proceedings against us to date, as BHB-1893 and any future product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases. We cannot provide any assurance that BHB-1893 or our future product candidates do not infringe other parties’ patents or other proprietary rights, and competitors or other parties may assert that we infringe their proprietary rights in any event. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to BHB-1893 or our future product candidates, including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize BHB-1893 or any future product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is high and requires us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would agree with us and invalidate the claims of any such U.S. patent. Similarly, the burdens on us to invalidate patent claims in foreign jurisdiction may vary substantially and courts in those jurisdictions may not agree with us that the claims are invalid. The outcome of proceedings involving assertions of infringement, invalidity and unenforceability during patent litigation is unpredictable. Furthermore, if a patent holder believes that BHB-1893 or any future product candidates infringes its patent, the patent holder may sue us even if we have received patent protection for our intellectual property. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant revenue and against whom our own patent portfolio may thus have no deterrent effect. If a patent infringement suit were threatened or brought against us, we could be forced to stop or delay manufacturing or sales of the drug or product candidate that is the subject of the actual or threatened suit. Moreover, given the vast number of patents in our field of intellectual property, we cannot be certain that BHB-1893 or our future product candidates do not or will not infringe existing patents or that we will not infringe patents that may be granted in the future.
If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing BHB-1893 or any future product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same intellectual property rights licensed to us. If we fail to obtain a required license, we may be unable to effectively market product candidates based on our intellectual property, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Alternatively, we may need to redesign our products, which may be impossible or require substantial time and monetary expenditure. Under certain circumstances, we could be forced, including by court orders, to cease commercializing BHB-1893 or any future product candidates. In addition, in any such proceeding or litigation, we could be found liable for substantial monetary damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed the patent at issue. A finding of infringement that prevents us from commercializing BHB-1893 or any future product candidates, requires us to redesign our products, or forces us to cease some of our business operations could materially harm our business and could adversely affect our ability to compete in the marketplace.
The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. Ultimately, any such litigation could substantially increase our operating losses and reduce our resources available for development activities, and we may not have sufficient financial or other resources to adequately engage in such litigation.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties or claims asserting ownership of what we regard as our own intellectual property.
We employ individuals who were previously employed at other biotechnology or pharmaceutical companies, or at research institutions, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals have or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Further, although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators, and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. An inability to incorporate such technologies or features would harm our business and may prevent us from successfully commercializing our technologies or product candidates. In addition, we may lose personnel as a result of such claims and any such litigation, or the threat thereof, may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our technologies or product candidates, which could adversely affect our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
We may be subject to claims challenging the inventorship or ownership of our intellectual property, including any patents we obtain.
We or our licensors may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patent applications, any patents we obtain, or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing BHB-1893 or any future product candidates. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. If we no longer own intellectual property rights that are required to commercialize and protect our products, we may need to obtain license to those rights, which may not be available on commercially reasonable terms, or at all. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Reliance on third parties requires us to share trade secrets, which increases the possibility that trade secrets will be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.
We rely on certain third-party trade secrets, technical know-how, proprietary information and other confidential information to protect BHB-1893 and as otherwise useful to our business, and expect to do so for our future product candidates. Monitoring unauthorized uses and disclosures of trade secrets and other confidential information is difficult, and we do not know whether the steps we have taken to protect our confidential intellectual property will be effective. We seek to protect our confidential information, in part, through confidentiality and non-disclosure agreements with our employees, consultants, collaborators, suppliers and other parties. These agreements typically restrict the ability of our employees, consultants, advisors and third-party contractors to use or disclose our proprietary information or publish data potentially relating to our proprietary information. Despite our efforts to protect trade secrets, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other proprietary information by the parties to these agreements. There can be no assurance that these agreements will not be breached, including by disclosure of our confidential information. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and trade secret status could be lost as a result. We also cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary product candidates and processes. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators or others is inadvertently disclosed or subject to a breach or violation, we may be liable to the owner of that confidential information. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary product candidates and processes and third-party trade secrets will be effective.
If we rely on third parties to manufacture or commercialize BHB-1893 or any future product candidates, or if we collaborate with additional third parties for the development of BHB-1893 or any future product candidates, we must, at times, share proprietary information with them. We may also conduct joint research and development programs that may require us to share potential trade secrets under the terms of our research and development partnerships or similar agreements. Despite the contractual provisions employed when working with third parties, the need to share confidential information increases the risk that such potential trade secrets become known by our competitors, are inadvertently incorporated into the product candidates of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and other confidential information, a competitor’s discovery of such information or other unauthorized use or disclosure thereof could have an adverse effect on our business and results of operations.
Enforcing a claim that a third party illegally obtained and is using trade secrets or proprietary information is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the U.S. are sometimes less willing to protect trade secrets and the enforceability of confidentiality or similar types of agreements may vary from jurisdiction to jurisdiction.
We may enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.
Filing and prosecuting patent applications and defending patents covering BHB-1893 or any future product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our intellectual property in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as that in the U.S. or Europe. These products may compete with BHB-1893 or any future product candidates, and our and our licensors’ future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the U.S., but may issue as patents with claims of different scope or may even be refused in other jurisdictions. Furthermore, the requirements for patentability differ in certain jurisdictions and countries. Some countries do not grant claims directed to methods of treatment or have additional restrictions on the scope of method of treatment claims compared to the U.S. Accordingly, depending on the country, the scope of patent protection may vary for the same product candidate.
While we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain protection efforts in all such markets. Additionally, the prosecution of patent applications in other jurisdictions is often a longer process and patents may be granted at a later date than in the U.S., potentially delaying our ability to assert such patents against competitors. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize BHB-1893 or any future product candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition in those jurisdictions.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the U.S. and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property rights, which could make it difficult for us to stop the infringement of any patents we obtain or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we obtain at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.
In Europe, a new unitary patent system took effect on June 1, 2023, which may significantly impact European patents, including those granted before the introduction of the new system. Under the new system, applicants can, upon grant of a European patent, opt for that patent to become a unitary patent which will be subject to the jurisdiction of a new unitary patent court (“UPC”). During the first seven years of the UPC’s existence, patents granted before the implementation of the new system can be opted out of UPC jurisdiction, and validated as national patents in any one or more of the UPC countries. We may decide to opt out future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. Patents that are under the jurisdiction of the UPC may be challenged in a single UPC-based revocation proceeding that, if successful, could invalidate the patent in all countries who are signatories to the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunction. Further, because the UPC is a new court system and there is no precedent for the court’s laws, there is increased uncertainty regarding the outcome of any patent litigation. We are unable to predict what impact the new patent regime may have on our ability to exclude competitors in the European market. In addition to changes in patents laws, geo-political actions in the U.S. and in foreign countries (such as the Russia and Ukraine conflict, conflict in the Middle East, including the Iran conflict, retaliatory measures by foreign countries in response to actions by the U.S., in particular, tariffs) could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. Many foreign countries could threaten to impose retaliatory measures that may adversely impact our intellectual property rights in those countries. For example, Brazil enacted Law No. 15.122/2025 (known as the “Economic Reciprocity Law”), which provides a framework that allows for the suspension of obligations related to foreign entity’s intellectual property rights. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the U.S. over the lifetime of our patents and/or applications and any patent rights we may obtain or license in the future. Furthermore, the USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse of a patent or patent application can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patents or patent applications, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering BHB-1893 or any future product candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize BHB-1893 or any future product candidates in any indication for which they are approved.
Any trademarks we have obtained or may obtain may be infringed or otherwise violated, or successfully challenged. If our trademarks and trade names are not adequately protected, or if we are unable to obtain desired trademarks or trade names, then we may not be able to build brand name recognition in our markets of interest and our business may be adversely affected.
We expect to rely on trademarks as one means to distinguish BHB-1893 or any future product candidates, if approved for marketing, from the product candidates of our competitors. Once we select new trademarks and apply to register them, our trademark applications may not be approved. During trademark registration proceedings in the U.S. and foreign jurisdictions, we may receive rejections. We are given an opportunity to respond to those rejections, but we may not be able to overcome such rejections.
We have also not yet registered trademarks for BHB-1893 or any future product candidates in any jurisdiction. Any trademark applications we file may be rejected and registered trademarks may not be obtained, maintained or enforced. If we do not successfully register our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our trademark rights against third parties, which could adversely affect our business and our ability to effectively compete in the marketplace.

In addition, any proprietary name we propose to use with BHB-1893 in the U.S. will need to be approved by the FDA, regardless of whether we have registered, or applied to register, the proposed proprietary name as a trademark. The FDA conducts a review of proposed proprietary names, including an evaluation of potential for confusion with other products’ proprietary names, as part of the NDA review process. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.
In addition, our unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on, misappropriating or violating other marks. In the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademark registrations may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand BHB-1893 or any future product candidates, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion.
Our competitors may also infringe or otherwise violate our trademarks and we may not have adequate resources to enforce our trademarks. We may not be able to protect our rights to our trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. Any of the foregoing events may have a material adverse effect on our business.
Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain names or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:
•BHB-1893 and any future product candidates, if approved, may eventually become commercially available in generic or biosimilar product forms;
•others may be able to make products that are similar to or otherwise competitive with BHB-1893 or any future product candidates but that are not covered by the claims of our current or future patents;
•an in-license necessary for the manufacture, use, sale, offer for sale or importation of BHB-1893 or any future product candidates may be terminated by the licensor;
•we or future collaborators might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

•we or future collaborators might not have been the first to file patent applications covering certain of our inventions;
•we or future collaborators may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently commercialize the technology and/or file a patent covering such intellectual property;
•others may independently develop similar or alternative product candidates or duplicate BHB-1893 or any future product candidates without infringing our intellectual property rights;
•it is possible that our pending patent applications will not lead to issued patents;
•it is possible that there are prior public disclosures that could invalidate our patents;
•it is possible that there are unpublished patent applications that may later issue with claims covering BHB-1893 and any future product candidates similar to ours;
•it is possible that our patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable or result in a change in ownership;
•issued patents that we own or in-license may be held invalid or unenforceable as a result of legal challenges by our competitors;
•issued patents that we own or in-license may not provide coverage for all aspects of BHB-1893 or any future product candidates in all countries;
•our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•ownership of our patents or patent applications may be challenged by third parties;
•we may not develop additional proprietary intellectual property that is patentable; and
•the patents of third parties may have an adverse effect on our business.
Should any of these events occur, they could significantly harm our business, results of operations and prospects.
If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.
We currently have rights to intellectual property, through the Exclusive License Agreement, to identify and develop BHB-1893, and we may add additional licenses in the future as we expand our pipeline. Although we have succeeded in licensing intellectual property from Hengrui, we cannot assure our stockholders that we will be able to in-license or acquire the rights to any other product candidates from third parties on acceptable terms or at all.
In addition, the Exclusive License Agreement provides, and any future license agreements may provide, that our fields of use exclude particular fields or exclude certain territories amongst other exclusivity restrictions. If we determine that rights to such fields are necessary to commercialize BHB-1893 or any future product candidates or maintain our competitive advantage, we may need to obtain additional license rights in order to continue developing, manufacturing or marketing BHB-1893 or any future product candidates. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses.
Various third parties practice in competitive areas and may have issued patents or patent applications that will issue as patents in the future, which could impede or preclude our ability to commercialize BHB-1893 or any future product candidates. For any third-party patents that could be relevant to BHB-1893 or any future product candidates, we rely in part on the “safe harbor” or research exemption under 35 U.S.C. § 271(e)(1), which exempts activities related to pursuing FDA approval for a drug product from patent infringement. However, while U.S. patent law provides such a “safe harbor” to our clinical product candidates under this provision, that exemption may expire when an NDA is submitted. Given the uncertainty of clinical trials, we cannot be certain of the timing of their completion and it is possible that we may submit an NDA for one of our future product candidates at a time when one or more relevant third-party patents is in force. It may therefore be necessary for us to use the patented or proprietary intellectual property of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such intellectual property, or if we are forced to license such intellectual property on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales or an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same intellectual property licensed to us.
Additionally, we may collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in intellectual property resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.
Furthermore, if we enter into future arrangements involving government funding, and we, or any academic institutions or third parties we collaborate with in future, make inventions as a result of such funding, our intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh-Dole Act of 1980. To the extent any of our current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply. Any exercise by the government of certain of our rights could harm our competitive position, business, financial condition, results of operations and growth prospects.
In addition, the licensing or acquisition of third-party intellectual property rights is a highly competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the applicable product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign BHB-1893 or any future product candidates, or the methods for manufacturing them or to develop or license replacement intellectual property, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly.
Additionally, if we fail to comply with our obligations under license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements, or current and future restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or impede, or delay or prohibit the further development or commercialization of one or more potential product candidates that rely on such agreements.
Risks Related to Manufacturing
If any third-party manufacturer of BHB-1893 or any future product candidates is unable to increase the scale of its production of BHB-1893 or any future product candidates or increase the product yield of its manufacturing, then our manufacturing costs may increase and commercialization may be delayed.
In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of BHB-1893 or any future product candidates, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of BHB-1893 or any future product candidates. The transition to larger scale production could prove difficult. In addition, if our third-party manufacturers are not able to optimize their manufacturing processes to increase the product yield for BHB-1893 or any future product candidates, or if they are unable to produce increased amounts of BHB-1893 or any future product candidates while maintaining the same quality, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operations.
Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.
As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, various aspects of the development program, such as manufacturing methods and formulation, may be altered in an effort to optimize processes and product characteristics, and such optimization may not be achieved. Any of these changes could cause BHB-1893 or any future product candidates to perform differently and affect the results of our clinical trials. Such changes may also require additional testing, or notification to or approval by the FDA or another comparable regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of BHB-1893 or any future product candidates and jeopardize our ability to commence sales and generate revenue.
If our third-party manufacturers or suppliers do not comply with laws regulating the protection of the environment and health and human safety, our business could be affected adversely.
We and any third-party contract development and manufacturing organizations (“CDMOs”) and suppliers we engage are subject to numerous federal, state and local environmental, health, and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from the use of hazardous materials by us or by one of our third party-manufacturers, we could be held liable for any resulting damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. We and our third-party manufacturers and suppliers cannot eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities.
In addition, we and our third-party manufacturers and suppliers may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which may increase the cost of their services to us. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities for us or our third-party manufacturers and suppliers, or adversely impact our supply chain or reputation, which could in turn materially adversely affect our business, financial condition, results of operations and prospects.
We rely on Hengrui to manufacture our sole product candidate, BHB-1893, which may increase the risk that we will not have sufficient quantities of our product candidate or products or such quantities at an acceptable time and cost, which could delay, prevent or impair our development or commercialization efforts.
We do not own or operate manufacturing facilities for the production of clinical or commercial supplies of our sole product candidate, BHB-1893, and we plan to continue outsourcing all manufacturing of BHB-1893 to third parties. We have limited personnel with experience in drug manufacturing and lack the resources and the capabilities to manufacture BHB-1893 on a clinical or commercial scale. Hengrui currently supplies all drug substance and drug product for our clinical development of BHB-1893. We are working to develop ex-China manufacturing pathways with CDMOs, but such alternatives are not yet available and may not be available in a timely manner, if at all. Until alternative supply sources are qualified, we are entirely dependent on Hengrui for clinical supply, and any disruption to Hengrui’s manufacturing operations could halt or delay our clinical development. If the Exclusive License Agreement is terminated, then our supply from Hengrui would also be terminated. This reliance increases the risk that we will not have sufficient quantities of BHB-1893, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.
We are in the process of further establishing agreements with third party manufacturers for the long-term clinical and commercial supply of BHB-1893. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. The third-party manufacturers may not successfully carry out their contractual duties or obligations, the occurrence of which could substantially increase our costs and limit our supply of such product candidates. The demand for third-party manufacturers’ services is very high, and such manufacturers could be subject to market transactions including mergers, acquisitions and other market consolidation transactions that limit their ability to provide products and services to us thereby increasing the time and cost it could take us to manufacture our sole product candidate, BHB-1893.
Our reliance on Hengrui and any future reliance on CDMOs for manufacturing activities will reduce our direct control over these activities, but will not relieve us of our responsibility to ensure compliance with all required regulations. In particular, we do not have control over a supplier’s or manufacturer’s compliance with laws, regulations and applicable cGMP standards or similar regulatory requirements and other laws and regulations, such as those related to environmental health and safety matters. If Hengrui or any future CDMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, we may be unable to obtain regulatory approval of our potential future marketing applications. In addition, we have no direct operational control over Hengrui’s ability to maintain adequate quality control, quality assurance and qualified personnel. Hengrui or any future CDMOs may face manufacturing or quality control problems causing production and shipment delays, or they may fail to maintain compliance with the applicable cGMP requirements.
Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers, including Hengrui, entails additional risks, including:
•reliance on the third party for regulatory compliance and quality assurance;
•the possible breach of the manufacturing agreement by the third party;
•possible breach of cGMP;
•halt of manufacturing operations due to audit or inspection failures;
•the possible diversion of manufacturing capacity to other customers by the third party;
•the possible misappropriation of our proprietary information, including our trade secrets and know-how; and
•the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.
Third-party manufacturers, including Hengrui, may not be able to comply with cGMP, regulations or similar regulatory requirements outside the U.S. Our failure, or the failure of our third-party manufacturers, including Hengrui, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of BHB-1893 or any future product candidates. It is possible that Hengrui or other third-party manufacturers may in the future receive allegations of noncompliance or regulatory enforcement that may implicate the production and supplies of BHB-1893 or any future product candidates.
BHB-1893 may compete with other product candidates and products for access to manufacturing facilities. In addition, in order to conduct late-stage clinical trials of BHB-1893, we will need to have it manufactured in large quantities. Hengrui or any future third-party manufacturers may be unable to successfully increase the manufacturing capacity for BHB-1893 in a timely or cost-effective manner, or at all. Moreover, if Hengrui or any future third-party manufacturers are unable to successfully scale up the manufacture of BHB-1893 in sufficient quality and quantity, the development, testing and clinical trials of BHB-1893 may be delayed or infeasible, and regulatory approval of BHB-1893 may be delayed or not obtained, which could significantly harm our business. Similar risks would apply to third-party manufacturing of any future product candidates.
In addition, we rely on Hengrui to transfer manufacturing know how, analytical methods, reference standards and any process improvements relating to BHB-1893, and may in the future similarly rely on licensors and other third-party manufacturers for transfers relating to BHB-1893 or our future product candidates. If we do not receive, retain or are otherwise unable to use such know how, we may incur additional transition costs, need to repeat development or validation activities and experience delays in manufacturing and delivery. Drug substance or drug product supplied by third parties may not comply with regulatory quality requirements or have sufficient stability for commercialization, which could require additional investment, revalidation or process changes and delay our development, approval and commercialization plans. Manufacturing may also depend on raw materials, single source reagents or specialized equipment that may be difficult to secure. Because some supply originates outside the U.S., any delay in obtaining or maintaining required import or export licenses or clearances could delay our timelines. Termination, expiration or breach of our supply, manufacturing or technology transfer arrangements could have a material adverse effect on our business.
If the third parties, including Hengrui, that we engage to manufacture product for our nonclinical studies and clinical trials should cease to continue to do so for any reason, including due to geopolitical disruptions, natural disasters, pandemics, epidemics, trade wars, political unrest, economic conditions, changes in legislation or other events beyond their control, we likely would experience delays in advancing these clinical trials while we identify and qualify replacement suppliers, and we may be unable to obtain replacement supplies on terms that are favorable to us.
Our use of foreign CROs and CDMOs in some other jurisdictions may be or may become subject to U.S. laws, including sanctions, trade restrictions and other regulatory requirements, which may increase the cost of and cause delays in the procurement or supply of materials for, or manufacture of, BHB-1893 or any future product candidates or have an adverse effect on our ability to secure significant commitments from governments to purchase its potential therapies. We are also subject to risks relating to Hengrui’s presence in China. See “Our business is subject to the risks associated with having a collaboration partner and third-party manufacturer based in China.”
Large pharmaceutical companies with greater resources, either through acquisitions, market consolidation or otherwise, may be able to obtain privileged access to manufacturing capacity and supply of material needed for the manufacture of BHB-1893 or other similar competing drugs. If our competitors are able to use their resources to secure preferential access to the supply capacity of third party manufacturers, or if third party manufacturers elect to terminate any contracts with us in favor of exclusive contracts with other larger pharmaceutical companies, our ability to obtain supply of BHB-1893 or any other future product candidates may be impacted resulting in significant delays and higher costs for development and commercialization of BHB-1893 or any other future product candidates. We may not be able to complete our clinical trials or market BHB-1893 or any other future product candidates at scale without stable partnerships with third party manufacturers. Shifting our manufacturing relationship to another third-party manufacturer takes significant time and resources, and could delay development and commercialization of BHB-1893 or any other future product candidates.
Risks Related to Legal and Regulatory Compliance
Our business operations and our relationships with healthcare providers, third-party payors, patients and other parties in the healthcare industry are subject, directly or indirectly, to significant regulation under a broad range of healthcare laws, including fraud and abuse laws. Any action against us for violation of such laws could harm our reputation and require significant resources for defense. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
Pharmaceutical manufacturers, and the parties with which such manufacturers interact, are subject to extensive and complex regulation under a broad range of healthcare laws. Such laws, some of which will apply only if and when we have a marketed product, constrain our business operations, including the research and development, manufacturing, distribution, sales and promotion of BHB-1893 or any future product candidates and products, if any are approved in the future, as well as educational and charitable activities. Arrangements with healthcare providers, third-party payors, patients and other parties in the healthcare industry professionals, which may have a significant impact on our business, are regulated by fraud and abuse and other healthcare laws. For more information, see “Business—Government Regulation—Other U.S. Healthcare Laws and Compliance Requirements.”
Healthcare laws regulating our business activities are broad and any exceptions may be narrow. Requirements may differ across jurisdictions. There may be limited guidance on the interpretation of the laws and their application to our specific activities. Interpretations of these laws by government enforcement agencies and courts are evolving. Efforts to ensure that our business operations will comply with applicable healthcare laws and regulations will involve substantial costs. We will need to develop and implement robust compliance policies and processes to seek to prevent and detect non-compliance and update such policies and processes as our operations and government expectations evolve, which will involve substantial and ongoing costs, and even with such policies and processes we cannot be certain to prevent non-compliance.
Given the broad scope, limited guidance and evolving government interpretations, our business activities may nonetheless potentially be subject to challenge under these healthcare laws despite efforts to ensure compliance. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Such an action could also harm our reputation and adversely affect our business as a result. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in federal and state funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, diminished profits and future earnings, reputational harm and the curtailment or restructuring of our operations, any of which could harm our business.
Even if we obtain regulatory approvals for BHB-1893 or any future product candidates, they will remain subject to ongoing regulatory oversight.
Even if we obtain any regulatory approvals for BHB-1893 or any future product candidates, such product candidates, once approved, will be subject to ongoing regulatory requirements applicable to manufacturing, labeling, packaging, storage, advertising, promoting, sampling, record-keeping and post-marketing activities, among other things. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval. Manufacturers of approved products and their facilities are subject to continual review and periodic and unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. Any regulatory approvals that we receive for BHB-1893 or any future product candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or requirements that we conduct potentially costly post-marketing testing, including additional trials and heightened surveillance to monitor the quality, safety and efficacy of the drug. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval. We will further be required to promptly report any serious and unexpected adverse drug experiences and certain quality or production problems with our products to regulatory authorities along with other periodic reports.
Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to ensure compliance. We will also have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drug products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we will not be allowed to promote our products for indications or uses for which they do not have approval, commonly known as off-label promotion. Physicians, on the other hand, may prescribe products for off-label uses. Although the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies, including their sales force, with respect to off-label uses of products for which marketing approval has not been issued. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The holder of an approved NDA must submit new or supplemental applications and obtain prior approval for certain changes to the approved product, product labeling, or manufacturing process. Further, FDA’s Office of Prescription Drug Promotion (“OPDP”) actively scrutinizes promotional communications, including digital and social media; any materials that are false, misleading or promote unapproved uses can lead to enforcement actions and could necessitate corrective communications. In the current administration, the FDA has increased its enforcement scrutiny over prescription drug advertising, particularly direct-to-consumer product promotion and advertising. If the FDA finds any of our promotional communications or advertising to be violative, we may receive an untitled or warning letter, requests for corrective advertising, or fines, amongst other enforcement tools available to the FDA. Moreover, a company that is found to have improperly promoted off-label uses of their products may be subject to significant civil, criminal and administrative penalties.
In addition, drug manufacturers are subject to payment of annual fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with any product, if approved, such as adverse experiences of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requesting revisions to the approved labeling to add new safety information, imposing of post-market studies or clinical trials to assess new safety risks or imposing distribution restrictions or other restrictions under a REMS program, requesting a recall or requiring withdrawal of the product from the market or suspension of manufacturing. If we fail to comply with applicable regulatory requirements following approval of BHB-1893 or any future product candidates, a regulatory authority may:
•issue an untitled letter or warning letter asserting that we are in violation of the law or issue unfavorable statements about the safety or effectiveness of our products;
•seek an injunction or product seizure or impose administrative, civil or criminal penalties or monetary fines, disgorgement or profits or revenue;
•suspend or withdraw regulatory approvals;
•restrict product distribution or use, including full or partial holds on any planned clinical trials;
•refuse to approve a pending NDA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;
•restrict the marketing or manufacturing of the drug;
•seize or detain the drug or otherwise require the withdrawal of the drug from the market;
•refuse to permit the import or export of product candidates; or
•refuse to allow us to enter into supply contracts, including government contracts.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize BHB-1893 or any future product candidates and harm our business, financial condition, results of operations and prospects.
Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.
The U.S. and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of BHB-1893 or any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. For more information, see “Business—Government Regulation—Healthcare Reform.”
Our revenue prospects could be affected by changes in healthcare spending and policy in the U.S. and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.
Among policy makers and third-party payors in the U.S. and elsewhere, there is significant and ongoing interest in implementing changes in the delivery and payment for healthcare services in order to contain healthcare costs, improve quality and/or expand access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives and changing policies and practices of the third-party payors. There has also been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices considering the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several congressional inquiries and proposed and enacted legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient support programs, or reform government program reimbursement methodologies for products. As an example, the Inflation Reduction Act of 2022 (“IRA”) contains several provisions that will impact our business to varying degrees, including provisions that allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, among others. Further, the IRA also imposed rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our revenue generated from the sale of any approved products. In addition, the recently-enacted One Big Beautiful Bill Act imposes new restrictions on funding for government health care programs and on individual eligibility for coverage under those programs, which may lead to lower reimbursements for drugs covered by those programs.
Other legislative efforts have added government program eligibility work requirements, more frequent eligibility redeterminations, and increased cost-sharing for beneficiaries. Although the effect on our business is currently unknown, any decrease in the number of insured patients or reimbursement levels for our products could adversely affect our revenue and commercial prospects.
Individual states in the U.S. have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
Adoption of new legislation at the federal or state level could affect demand for, or pricing of, any future products if approved for sale. We cannot predict the ultimate content, timing or effect of any federal and state reform efforts. There is no assurance that federal or state healthcare reform will not adversely affect our future business and financial results. Additionally, implementation by third party payors of policies and practices to limit coverage, manage utilization, reduce payment of drug products could adversely affect our ability to sell our products profitably. All these efforts may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.
In addition, FDA regulations, guidance, or practices may be revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. If executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. Any new regulations or guidance, or revisions or reinterpretations of existing regulations or guidance, may impose additional costs or lengthen FDA review times for BHB-1893 or any future product candidates. We cannot determine how changes in regulations, statutes, policies or interpretations when and if issued, enacted or adopted, may affect our business in the future. Such changes could, among other things, require:
•significant changes to the design of planned clinical trials that impact their duration or cost;
•additional clinical trials to be conducted prior to obtaining approval;
•changes to manufacturing methods;
•recalls, replacements, or discontinuance of one or more of our products, if approved; and
•additional recordkeeping.
Such changes would likely require substantial time and impose significant costs, or could reduce the potential commercial value of BHB-1893 or any future product candidates, and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory approvals for BHB-1893 or any future product candidates would harm our business, financial condition, and results of operations. Further, we cannot predict the likelihood, nature, or extent of healthcare reform initiatives that may arise from future legislation or administrative action.
General legislative cost control measures may also affect reimbursement for BHB-1893 or any future product candidates. The Budget Control Act, as amended, resulted in the imposition of reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect into 2032 unless additional Congressional action is taken. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.
We expect that healthcare reform measures that have and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for BHB-1893 or any future product candidates, if approved, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain and maintain profitability of our product and product candidates, if approved.
Inadequate funding for the FDA, the Securities and Exchange Commission and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
Over the last several years, the U.S. government has shut down multiple times, and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. Without appropriation of necessary funding to federal agencies or as a result of other presidential actions to reduce government spending or workforce, our business operations related to our product development activities for the U.S. market could be impacted. The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, diversion of resources through actions such as the Commissioner’s National Priority Voucher Program, and statutory, regulatory, leadership and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission (the “SEC”) and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions and personnel turnover, as a result of leadership changes, staff reductions or otherwise, at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Changes and cuts in FDA staffing have been reported as creating instances of delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. There is also substantial uncertainty as to how regulatory reform measures being implemented by the current U.S. administration, and other political developments, such as government shutdowns or work stoppages, would impact other U.S. regulatory agencies, such as the FDA, SEC and USPTO, on which our operations rely. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, the USPTO and the SEC, furloughed critical employees and ceased critical activities. If a prolonged government shutdown occurs or a widespread freeze on federal funding occurs in the future, or if staffing changes prevent the FDA, USPTO or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, including formal and informal interactions with product developers, it could significantly impact the ability of the FDA, USPTO or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. In addition, state governments may seek to address or react to changes at the federal level with changes to their regulatory frameworks in a manner that could impact our operations. Further, in our operations as a public company, future government shutdowns or substantial leadership, personnel, and policy changes could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
If our current or any future product candidates obtain regulatory approval, additional competitors could enter the market with generic versions of such drugs, which may result in a material decline in sales of affected products.
Under the Hatch-Waxman Amendments, a pharmaceutical manufacturer may file an abbreviated new drug application (“ANDA”), seeking approval of a generic copy of an approved, small molecule innovator product. Under the Hatch-Waxman Amendments, a manufacturer may also submit an NDA under section 505(b)(2) that references the FDA’s prior approval of the small molecule innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. The Hatch-Waxman Act also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and reviewing) of an ANDA or 505(b)(2) NDA. These include, subject to certain exceptions, the period during which an FDA-approved drug is subject to orphan drug exclusivity. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in the ANDA a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to the innovator, too, and if within 45 days of receiving notice the innovator sues to protect its patents, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.
Accordingly, if BHB-1893 or any future product candidates are approved, competitors could file ANDAs for generic versions of our drug products or 505(b)(2) NDAs that reference our drug products, respectively. If there are patents listed for our drug products in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict which, if any, patents in our current portfolio or patents we may obtain in the future will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.
We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, if any of our owned or in-licensed patents that are listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially. Should sales decline, we may have to write off a portion or all of the intangible assets associated with the affected product and our results of operations and cash flows could be materially and adversely affected.
Risks Related to the Commercialization of BHB-1893 and Any Future Product Candidates
We face substantial competition. Our main competitors in the HCM market hold substantial market share and have substantially greater resources than we do. We may not be able to compete successfully in this environment and, in particular, against much larger competitors.
The biotechnology and pharmaceutical industries are characterized by rapid advances, intense competition and a strong emphasis on proprietary and novel products and product candidates. We face substantial competition with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from many different sources, including major pharmaceutical and biotechnology companies, academic institutions, governmental agencies, consortiums and public and private research institutions.
In particular, we expect to compete with BMS’ approved product for oHCM, Camzyos® (mavacamten), and Cytokinetics’ approved product for oHCM, MYQORZO® (aficamten), as well as additional product candidates in development for the treatment of HCM that would compete with BHB-1893, if approved. Edgewise Therapeutics, Inc. (“Edgewise Therapeutics”) is developing EDG-7500, an investigational cardiac myosin inhibitor currently in clinical development for oHCM. In addition, Cytokinetics is conducting the ACACIA-HCM Phase 3 trial of aficamten in nHCM, an indication we are also targeting. If any of these programs succeed, our commercial opportunity could be materially reduced. BMS holds substantial market share in BHB-1893’s proposed markets, and has substantially greater name recognition, financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Our commercial opportunity could be reduced or eliminated if BMS, Cytokinetics, Edgewise Therapeutics, or another competitor develops and commercializes products that are safer or more effective, have fewer or less severe side effects, or are more convenient or are less expensive than any product candidate that we may develop. BMS, Cytokinetics, Edgewise Therapeutics or another competitor may also obtain approval by FDA or comparable foreign regulatory authorities for its product candidates currently in development more rapidly than we may obtain approval for BHB-1893. Competing products could present superior treatment alternatives and could render BHB-1893 or any future product candidates obsolete or noncompetitive before we recover the expense of developing and commercializing BHB-1893 or any future product candidates. Even if BHB-1893 or any future product candidates achieves marketing approval, it may be priced at a significant premium over competitive products, resulting in reduced competitiveness. If we do not compete successfully, we may not generate or derive sufficient revenue from any product candidate for which we obtain marketing approval and may not become or remain profitable.
Smaller or early-stage companies could also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. This may include other small-molecule drug discovery companies using similar approaches or other types of therapies, such as gene therapy, gene editing and/or mRNA therapies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring intellectual property complementary to, or that may be necessary for, our programs. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.
Even if BHB-1893 or any future product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
If BHB-1893 or any future product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. There is currently a well-established standard of care for HCM, Camzyos® (mavacamten), with which physicians, HCM patients and payors are very familiar and for which an established benefit-risk profile exists. In addition, in December 2025 and February 2026, respectively, the FDA and the European Commission approved MYQORZO® (aficamten), which targets the same mechanisms as Camzyos® (mavacamten). Even if BHB-1893 or any future product candidates are successful in registrational clinical trials, they may not be successful in displacing the current standard of care if we are unable to demonstrate competitive efficacy, safety, ease of administration and/or cost-effectiveness. For example, physicians may be reluctant or unwilling to take their patients off their current medication and switch their treatment regimen to BHB-1893 or any future product candidates, if approved, if the current medication is effective. Further, patients often acclimate to the treatment regimen that they are currently taking and may not want to switch unless recommended to do so by their physician for clinical reasons or required to do so due to lack of coverage and adequate reimbursement. Even if we are able to demonstrate BHB-1893 or any future product candidates’ safety and efficacy to the FDA and other regulators and receive approval, concerns in the medical community related to the comparative efficacy or side effect profile of our products may hinder market acceptance and uptake.
Efforts to educate the medical community and third-party payors regarding the benefits of BHB-1893 or any future product candidates, if approved, may require significant resources, including management time and financial resources, and may not be successful. We have not yet established a sales force, marketing infrastructure, or distribution capabilities. We will need to build or contract for these capabilities well in advance of any potential approval, which will require substantial capital and management attention. If we are unable to do so, or if we choose to rely on a third party for commercialization and that relationship is unsuccessful, our ability to generate revenue from BHB-1893 could be materially harmed. If BHB-1893 or any future product candidates do not achieve an adequate level of market acceptance, we may not generate significant revenue and we may not become profitable. The degree of market acceptance of BHB-1893 or any future product candidates, if approved for commercial sale, will depend on a number of factors, including:
•the efficacy, safety and potential advantages compared to alternative treatments;
•whether a product candidate is approved, if ever, as an add-on to standard of care or as part of a proprietary combination therapy;
•the prevalence and severity of any side effects;
•our ability to offer our products at competitive prices;
•the convenience and ease of administration compared to alternative treatments;
•product labeling or product insert requirements of the FDA or comparable foreign regulatory authorities, including any limitations or warnings contained in a product’s approved labeling, including any boxed warning;
•the product’s acceptance into current standard of care treatment algorithms by medical societies that could affect payor and physician uptake;

•the effectiveness of sales and marketing efforts, and the strength of sales, marketing and distribution support;
•the availability of third-party coverage and adequate reimbursement for any product candidates, once approved;
•the willingness of the target patient population to try, and of physicians to prescribe, the product;
•any restrictions on the use of our products together with other medications; and
•potential product liability claims and unfavorable publicity related to our products.
Any failure by BHB-1893 or any future product candidates that obtains regulatory approvals to achieve market acceptance or commercial success would adversely affect our business prospects.
The success of BHB-1893 or any future product candidate will depend significantly on coverage and adequate reimbursement by third party payors or the willingness of patients to pay for these products if not covered.
We believe that for BHB-1893 or any future product candidates which may be approved, our success depends on obtaining and maintaining coverage and adequate reimbursement for such products for their respective approved indications, and the extent to which patients will be willing to pay out-of-pocket for such products in the absence of reimbursement for all or part of the cost. Accordingly, we will need to establish a coverage and reimbursement strategy for any approved product candidate. In the U.S. and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Government and private third-party payors decide which products they will cover and establish reimbursement levels. Coverage and reimbursement varies among third party payors and new products face significant challenges in obtaining and maintaining coverage and adequate reimbursement, particularly if approved for indications with established treatments already on the market. For more information, see “Business—Government Regulation—Coverage and Reimbursement.”
A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage for certain products, managing utilization of covered products and restricting the amount of reimbursement for covered products. Within the U.S., net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or requested by private payors in exchange for favorable coverage. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.
There can be no assurance that BHB-1893 or any future product candidates, even if they are approved for sale in the U.S. or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, or that coverage and an adequate level of reimbursement will be available or that third-party payors’ reimbursement policies will not adversely affect our ability to sell BHB-1893 or any future product candidates profitably.
The market for BHB-1893 or any future product candidates may be smaller than we estimate.
Our estimates of the potential market opportunity for BHB-1893 or any future product candidates include, or are expected to include, several key assumptions, based on our industry knowledge, industry publications and third-party research reports. These assumptions include the number of patients who have oHCM and nHCM, as well as the estimated reimbursement levels for each product candidate, if approved. While we believe our assumptions and the data underlying our estimates are reasonable, we have not independently verified the accuracy of the third-party data on which we have based our assumptions and estimates, and these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, including as a result of factors outside our control, thereby reducing the predictive accuracy of these underlying factors. Further, new studies may change the estimated incidence or prevalence of these diseases, and the potentially addressable patient population for BHB-1893 or any future product candidates may not ultimately be amenable to treatment with BHB-1893 or any future product candidates. If the actual market for any product candidates we may develop is smaller than we estimate, our revenues, if any, may be limited and it may be more difficult for us to achieve or maintain profitability.
Clinical trial and product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop.
We face an inherent risk of clinical trial and product liability exposure related to the testing of BHB-1893 or any future product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop, especially if our products are prescribed for off-label uses (even if we do not promote such uses). For example, we may be sued if BHB-1893 or any future product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale.
Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against claims that BHB-1893 or any future product candidates caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•decreased demand for BHB-1893 or any future product candidates that we may develop;
•termination of clinical trials;
•injury to our reputation and significant negative media attention;
•withdrawal of clinical trial participants;
•significant costs to defend the related litigation;
•substantial monetary awards paid to trial participants or patients;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•loss of revenue;
•reduced resources of our management to pursue our business strategy;
•the inability to commercialize BHB-1893 or any future products that we may develop; and
•a decline in our stock price.
Although we maintain clinical trial liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval on any current or potential product candidates, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Business Operations, Employee Matters and Managing Our Growth
Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. Each of our executive officers may currently terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.
The loss of the services of our executive officers or other key employees could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approvals of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.
Further, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein.
We expect to expand our clinical development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
As of May 31, 2026, we had 30 full-time employees, including 20 who were engaged in research and development activities. As we continue to build our organization and execute on our strategy, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, regulatory affairs and, if BHB-1893 or any future product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management, business, and development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage our growth effectively.

Our business could be affected by litigation, government investigations and enforcement actions.
We currently operate and plan to operate in a highly regulated industry and we could now or in the future be subject to litigation, government investigation and enforcement actions on a variety of matters in the U.S. or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.
Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations. Even if such a proceeding, investigation or enforcement action is ultimately decided in our favor, the investigation and defense thereof could require substantial financial and management resources and cause reputational harm.
Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates FDA or other comparable regulatory authority regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA or other comparable regulatory authority, manufacturing standards, foreign, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data.
In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud and abuse, such as the payment of kickbacks in return for business. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use or misrepresentation of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations. Any of these could adversely affect our ability to operate our business and our results of operations.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.
We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, directors’ and officers’ and employment practices insurance, however, we may not be able to maintain adequate levels of insurance coverage in the future. Further, an insurance carrier may seek to cancel or deny coverage after a claim has occurred.
We may engage in strategic transactions that could increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, subject us to other risks, adversely affect our liquidity, increase our expenses, present significant distractions to our management and harm our financial condition and results of operations.
From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and strategic partnerships or out-licensing or in-licensing of intellectual property, product candidates or products. For example, we have entered into a license agreement with Hengrui that gives us exclusive rights to develop and commercialize BHB-1893 worldwide (except Mainland China, Hong Kong, Macau and Taiwan). Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any licensed assets that we may acquire rights to in the future may disrupt our existing business, may cause delays related to the integration of any licensed or acquired assets, and may be a complex, risky and costly endeavor for which we may never realize the full benefits. Furthermore, we may experience losses related to our entry into any licensing or partnerships, including as a result of failure to realize expected benefits or the materialization of unexpected liabilities or risks, which could have a material negative effect on our results of operations and financial condition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.
Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.
Our operations and the operations of our suppliers, CROs, CDMOs and clinical sites could be subject to earthquakes, power shortages, telecommunications or infrastructure failures, cybersecurity incidents, physical security breaches, water shortages, floods, hurricanes, typhoons, blizzards and other extreme weather conditions, fires, pandemics or epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We rely or expect to rely on third-party manufacturers or suppliers to produce BHB-1893 or any future product candidates and their components and on CROs and clinical sites to conduct our clinical trials, and do not currently have a redundant source of supply for all components of BHB-1893 or any future product candidates. Our ability to obtain clinical or, if approved, commercial, supplies of BHB-1893 or any future product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption, and our ability to commence, conduct or complete our clinical trials in a timely manner could be similarly adversely affected by any of the foregoing. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Risks Related to This Offering, Ownership of Our Common Stock and Our Status as a Public Company
There has been no prior public market for our common stock. An active trading market for our common stock may not develop or be sustained.
Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters and may vary from the price of our common stock after the closing of this offering. An active trading market for our shares may never develop or, if it does develop, be sustained following this offering. If an active market for our common stock does not develop or is not sustained, the value of your shares may be impaired, and it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all. An inactive market may also impair our ability to raise capital by selling shares, which in turn could materially adversely affect our business.
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.
Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including:
•the timing and success or failure of clinical trials for BHB-1893 or any future product candidates or competing product candidates or any other change in the competitive landscape of our industry;
•our ability to successfully recruit and retain subjects for clinical trials and any delays caused by difficulties in such efforts;
•the timing and cost of, and level of investment in, research, development, regulatory approvals and commercialization activities relating to BHB-1893 or any future product candidates, which may change from time to time;
•the cost of manufacturing BHB-1893 or any future product candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;
•expenditures that we may incur to acquire, develop or commercialize additional product candidates;
•the level of demand and the indication for any approved products, which may vary significantly;
•the risk/benefit profile, cost, coverage, and reimbursement policies with respect to BHB-1893 or any future product candidates, if approved, and existing and potential future drugs that compete with BHB-1893 or any future product candidates;
•the recruitment or departure of key personnel;
•changes in the structure of healthcare payment systems;
•the timing and amount of any milestone, royalty or other payments payable by us or due to us under any collaboration, licensing or other similar agreement; and
•general market and economic conditions, including market conditions in the pharmaceutical and biotechnology sectors.
The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.
This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even if we have met any previously publicly stated revenue or earnings guidance.
The trading price of the shares of our common stock may be volatile, and purchasers of our common stock could lose all or part of their investment.
The market price for our stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. These factors include:
•the commencement, enrollment or results of our clinical trials of BHB-1893 or any future product candidates;
•the success of competitive products gaining approvals or announcements by current and future competitors of their product development efforts;
•ability to obtain and maintain regulatory approval for BHB-1893 or any other product candidate we may develop, or additional indications thereof, or limitations to specific label indications or patient populations for their use, or changes or delays in the regulatory review process;
•our success or failure to identify, develop, acquire or license additional product candidates;
•the degree and rate of physician and market adoption of any of our current and future product candidates, if successfully developed and approved;
•manufacturing, supply or distribution delays or shortages, including our inability to obtain adequate supply of drug product, drug substance, raw materials or any commercially available product to be used in our clinical trials, at acceptable prices, or at all;
•developments or disputes concerning patent applications, issued patents or other proprietary rights;
•unanticipated serious safety concerns related to the use of BHB-1893 or any future product candidates;
•conditions or trends in our industry;
•changes in the market valuations and stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;
•sales of our stock by us, our insiders or our stockholders, as well as the anticipation of lock-up releases or expiration of market stand-off or lock-up agreements;
•announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, capital commitments or divestitures;
•recruitment or departure of senior management, directors or key personnel;

•disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for BHB-1893 or any future product candidates;
•significant lawsuits, including patent or stockholder litigation;
•changes in the structure of healthcare payment systems;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•regulatory or legal developments in the U.S. and foreign countries;
•general economic, industry, geopolitical and market conditions, such as military conflict or war, inflation and financial institution instability, or pandemics or epidemics, many of which are beyond our control; and
•other events or factors, many of which are beyond our control.
The stock market in general, and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the risks described in this section, or any of a broad range of other risks, could have a material adverse impact on the market price of our common stock. In the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted, could result in substantial costs and divert management’s attention and resources.
We may not be able to satisfy listing requirements of Nasdaq or obtain or maintain a listing of our common stock on Nasdaq.
We must meet certain financial and liquidity criteria to maintain our common stock’s listing on Nasdaq. If we violate Nasdaq’s listing requirements, our common stock may be delisted. If we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.
If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after the completion of this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $18.00 per share, you will experience immediate dilution of $11.41 per share, representing the difference between our pro forma as adjusted net tangible book value per share as of March 31, 2026 and the initial public offering price. For a further description of the dilution that you will face immediately after this offering, see “Dilution.”
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly and impair our ability to raise adequate capital through the sale of additional equity or equity-linked securities.
Upon the closing of this offering, we will have 73,152,838 shares of common stock outstanding, based on the shares outstanding as of March 31, 2026, after giving effect to the automatic conversion of our convertible preferred stock outstanding immediately prior to this offering into 35,958,901 shares of our common stock (which does not include conversion of Series A preferred stock issued after March 31, 2026 into 13,698,631 shares of common stock), and assuming no exercise of outstanding options (other than any sold to our officers and directors pursuant to the directed share program). Of these, the shares sold in this offering will be freely tradable immediately after this offering and substantially all of the additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between our directors, officers, substantially all of our stockholders and the underwriters.
In addition, promptly following the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), registering the issuance of 24,410,461 shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.
Additionally, after this offering, the holders of an aggregate of 49,657,532 shares of our common stock, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.
Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering may significantly reduce the value of our shares to a potential acquiror or make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to 10,000,000 shares of preferred stock and may fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change of control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.
Our charter documents will also contain other provisions that could have an anti-takeover effect, including:
•only one of our three classes of directors will be elected each year;
•stockholders will not be entitled to remove directors other than by a two-thirds vote and only for cause;
•stockholders will not be permitted to take actions by written consent;
•stockholders cannot call a special meeting of stockholders; and

•stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.
In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.
Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.
Following the completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will beneficially own approximately 73.6% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options and without giving effect to (i) any potential purchases by such persons in this offering or (ii) issuance of options to be granted to certain of our employees and non-employee directors upon pricing of this offering). As a result, these persons, acting together, would be able to control all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.
Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.
Participation in this offering by our existing stockholders and their affiliated entities and the cornerstone investor may reduce the public float for our common stock.
To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and principal stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.
In addition, the cornerstone investor has indicated an interest in purchasing up to $75 million in shares of our common stock in this offering at the initial public offering price per share, on the same terms as the other purchasers in this offering. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to the cornerstone investor. If the cornerstone investor is allocated all or a portion of the shares it has indicated an interest in purchasing in this offering or more, and purchases any such shares, such purchases could reduce the available public float for our shares of common stock if the cornerstone investor holds such shares long-term.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.
We will have broad discretion over the use of proceeds from this offering, including for any purposes described under “Use of Proceeds.” We currently intend to use the net proceeds from this offering, together with our existing cash, (i) to advance the clinical development of BHB-1893, including our planned global late-stage clinical trials; (ii) to continue manufacturing scale-up to supply drug product for clinical trials; (iii) on other research and development activities; and (iv) for working capital and other general corporate purposes. See “Use of Proceeds” for additional information. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment and the failure by our management to apply these funds effectively could harm our business. Our failure to apply the net proceeds from this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation of our common stock, if any, will be your sole source of gains and you may never receive a return on your investment.
You should not rely on an investment in our common stock to provide dividend income. We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.
Our amended and restated bylaws that became effective upon the effectiveness of this registration statement designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated bylaws that became effective upon the completion of this offering provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of our current or former directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.
The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock may decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.
General Risk Factors
If our information technology systems or data, or those of third parties upon which we rely, are compromised or fail, we could experience adverse consequences resulting from such compromise or failure, including but not limited to regulatory investigations or actions, litigation, disruptions of our business operations, reputational harm, and other adverse consequences.
In the ordinary course of our business, we and the third parties upon which we rely, process, collect, receive, store, use, transfer, protect, secure, dispose of, transmit, and share collectively referred to as processing proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property and trade secrets, collectively referred to as sensitive information. The secure processing, maintenance and transmission of sensitive information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.
Cyber-attacks, malicious internet-based activity, online and offline fraud, security breaches and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. These risks, as well as the number and frequency of cybersecurity events globally, may also be heightened during times of war or other major conflicts. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm and diversion of funds.
We currently rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, employee email, and other functions. We also currently rely on commercially available tools from third-party service providers to process and safeguard our sensitive information and business data. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.
Although, to our knowledge, we have not experienced any material security breach to date, we have experienced and may continue to experience threats or system failures which could cause a security incident or other interruption that could result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. For example, the loss of clinical trial data from our or Hengrui’s completed or ongoing or planned clinical trials could result in delays in our regulatory approvals efforts and significantly increase our costs to recover or reproduce the data. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents.
We may not be able to detect and remediate vulnerabilities in our information technology systems because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. It is not possible to prevent all threats to our information technology systems and those of our third-party service providers, over which we exert less control, and any controls we implement to do so may prove to be ineffective.
If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause delays or disruptions in our clinical trials and development of product candidates, deter customers from using our products, and negatively impact our ability to grow and operate our business.
We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or enforcement actions, litigation, fines and penalties, criminal sanctions, disruptions of our business operations, reputational harm, loss of revenue or profits, and other adverse consequences.
In the ordinary course of business, we and third parties we rely on process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about clinical trial participants and sensitive third-party data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, and contractual requirements.
The global legislative and regulatory framework governing personal data processing is rapidly evolving, increasingly complex, and subject to differing interpretations by courts and regulatory authorities, creating significant uncertainty. We must devote substantial resources to monitoring and complying with these developments, and there can be no assurance that our compliance efforts will be successful. Failure to comply, actual or perceived, may expose us to enforcement actions, private rights of action in certain jurisdictions, significant monetary penalties, and, in some cases, criminal sanctions.
In the United States, we are subject to numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure, transfer, security and processing of personal information, including federal and state health information privacy laws, security breach notification laws, and consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act). In addition, we may obtain health information from third parties (including research institutions) that are subject to HIPAA, which imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. We could be subject to criminal penalties if we knowingly obtain, use or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.
Regulators and legislators in the U.S. are increasingly scrutinizing and restricting certain cross-border data transfers and transactions involving certain foreign countries. In particular, the U.S. Department of Justice issued a rule referred to as the “Data Security Program” (the “DSP”) to implement Executive Order 14117 effective as of April 8, 2025. The DSP prohibits or restricts certain transactions that involve access by “countries of concern” (including China) or “covered persons” (as defined in the DSP) to “government-related” or “bulk U.S. sensitive personal data,” including but not limited to personal health data, genomic and other ’omic data and certain biospecimens of U.S. persons, or government-related data. Unless an exemption applies, the DSP does not exempt key-coded or otherwise anonymized, pseudonymized, de-identified or encrypted data. The DSP prohibits, among other things, a U.S. person from knowingly providing countries of concern or covered persons with access to bulk U.S. sensitive personal data through “data brokerage” transactions, or, if pursuant to a vendor, employment, or investment agreement, providing countries of concern or covered persons with access to bulk U.S. human ’omic data and related biospecimens. In addition, unless exempt, the DSP also restricts the provision of bulk U.S sensitive personal data (excluding human ’omic data and related biospecimens) to countries of concern or covered persons in the context of vendor agreements, employment agreements, and investment agreements, meaning such transactions can only occur if certain compliance obligations prescribed by the DSP are implemented. To date, we have not collected any human ’omic data or related biospecimens of U.S. persons. However, we may collect these data in connection with our Phase 3 clinical trials. If we collect human epigenomic, proteomic, or transcriptomic data on more than 1,000 U.S. persons or human genomic data on more than 100 U.S. persons (or biospecimens from which such data could be derived) and access to those data by covered persons is not exempt under the DSP, our relationship with Hengrui may have to change to ensure we are not in violation of the DSP. In addition, if we collect, store or maintain any other categories of bulk U.S. sensitive person data – for example, personal health data on greater than 10,000 U.S. persons – we may be required to implement security requirements issued by the Cybersecurity and Infrastructure Security Agency and additional compliance obligations under the DSP.
Compliance with the DSP may require us to invest heavily in data security and compliance measures, including recordkeeping, reporting, and auditing requirements. It may also require us to implement new processes, stop or restrict the provision of certain data access, including data access by Hengrui, or cease relationships with certain third parties or using certain tools or vendors, any of which could materially impact our business operations or hinder our ability to conduct clinical trials. Any actual or alleged violations of the DSP may be punishable by criminal and/or civil sanctions, injunctions, or other enforcement actions, which could materially adversely affect our business, results of operations, and financial condition.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording individuals certain rights concerning their personal data. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. Furthermore, other states have proposed or enacted legislation that is focused on more narrow aspects of privacy. For example, a number of states have passed laws that protect biometric information and a smaller number of states have passed or are considering laws that are specifically focused upon health privacy, such as Washington’s My Health My Data Act. The My Health My Data Act imposes new state restrictions and requirements on the processing and sale of consumer health data and creates a private right of action. The effects of state privacy laws are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.
Outside the U.S., an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, if we commence clinical trials in Europe, our processing of personal data in that context would become subject to the European Union’s General Data Protection Regulation (“EU GDPR”), and/or the United Kingdom’s so-called “UK GDPR” (together, the “GDPR”). The GDPR is wide-ranging in scope and imposes numerous requirements on companies that are subject to it, including having a legal basis for processing personal data, restrictions on the processing of sensitive data (such as health data), obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, notification of data breaches, requiring data protection impact assessments for high risk processing and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union and the UK, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million (£17.5 million) or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations.
In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the U.S. or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the U.S. and other countries whose privacy laws it considers inadequate. Other jurisdictions may adopt similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the U.S. in compliance with law, these mechanisms are subject to legal challenges and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the U.S. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the U.S., or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the U.S., are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

Additionally in the EEA, the NIS (“Network and Information Security”) 2 Directive (“NIS 2”) is replacing the cybersecurity legal framework under the current NIS framework, aiming to ensure a high level of cybersecurity in the region. The majority of obligations will come into force when national legislation implementing NIS 2 becomes effective in the relevant Member State. Member States had until October 17, 2024 to transpose NIS 2 into national legislation, although many countries have still not completed the transposition. As such, the cybersecurity regulatory landscape in the EEA is currently fragmented and uncertain. To the extent we are subject to NIS 2, we will require additional investment of our resources in compliance programs. Under NIS 2 companies may be subject to administrative fines of up to the higher amount of €10 million or 2% of worldwide turnover.
In addition to privacy and data security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. If any privacy policies, marketing materials and other statements regarding data privacy and security that we publish are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, including the Federal Trade Commission, or other adverse consequences.
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties we rely on fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we may face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials and development of product candidates); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.
We are subject to governmental export and import controls, economic sanctions, anti-corruption laws and regulations of the U.S. and other jurisdictions. We can face criminal liability and other serious consequences for violations of these laws and regulations, which could harm our business.
We are subject to and required to comply with various export control, import and trade and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. customs and import regulations, and sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (collectively referred to as “Trade Laws”). The Trade Laws may prohibit or restrict our ability to transfer, sell or supply, our products to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions or an embargo, such as Cuba, Iran, North Korea, the Crimea, the so-called Luhansk People’s Republic, and the so-called Donetsk People’s Republic regions of Ukraine.
Tariffs levied by the U.S. and other countries also may adversely affect financial markets and the global economy. For example, in early 2025, the U.S. imposed tariffs on imports on its trading partners, including Canada, Mexico, the EU and China. Historically, tariffs have led to increased trade and political tensions in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Tariffs could have a material adverse effect on our supply chain and business prospects as well as the larger biopharmaceutical industry. While certain tariffs have subsequently been suspended, modified or temporarily reduced, we cannot predict the results of trade negotiations between the U.S. government and other governments or the outcome of ongoing legal challenges to specific tariff policies.
Our reliance on third‑party manufacturers, CROs, CDMOs, and international collaborators increases the risk that violations of Trade Laws could occur, including through the actions of third parties while acting on our behalf, even if such violations are inadvertent or unauthorized. These Trade Laws are complex, frequently changing and subject to evolving interpretations and enforcement priorities. Changes in the Trade Laws could result in a decreased ability to export or sell our products to existing or potential customers with international operations. Future changes in Trade Laws and enforcement could also result in increased compliance requirements and related costs which could materially adversely affect our business, results of operations, financial condition or cash flows.
We are also subject to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws, including the FCPA, generally prohibit companies and their employees, agents, CROs, contractors and other partners from offering, promising, giving, soliciting or authorizing others to give or receive anything of value, either directly or indirectly, to or from a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Though we may implement policies and procedures reasonably designed to promote compliance with the FCPA and other anti-corruption laws, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, damages, and legal expenses, reputational harm, and other consequences, which could have an adverse impact on our business, results of operations, financial condition or cash flows.
If we fail to maintain an effective system of internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.
After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the stock market on which our common stock is listed. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.
Commencing with our second annual report on Form 10-K for the fiscal year ending December 31, 2027, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. In addition, when we lose our status as an “emerging growth company” and if we do not otherwise qualify as a “non-accelerated filer,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting, which will require additional expense, resources and management commitment.

We may identify material weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate consolidated financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
We might not be able to utilize a significant portion of our net operating loss carryforwards.
We have generated, and expect to continue to generate, significant net operating loss (“NOL”) carryforwards. As of December 31, 2025, we had federal net operating loss carryforwards of $ 4.3 million. Under current tax laws and regulations, these NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. The Company’s federal NOLs generally may be carried forward indefinitely, but the deductibility of such federal NOLs is limited.
In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes as a result of this offering and/or subsequent shifts in our stock ownership which may be out of our control. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs by federal or state taxing authorities or other unforeseen reasons, portions of our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities.
New tax laws or regulations, changes to existing tax laws or regulations or changes in their application to us may have a material adverse effect on our business, cash flows, financial condition or results of operations.
U.S. federal, state, local and foreign tax laws, regulations and administrative guidance are subject to change as a result of the legislative process and review and interpretation by the U.S. Internal Revenue Service, the U.S. Treasury Department and other taxing authorities. Changes to tax laws (which changes may have retroactive application), including with respect to net operating losses and research and development tax credits, could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.
We are eligible to be treated as an “emerging growth company” and a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:
•not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting; providing only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;
•not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means, among other conditions, that the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies, and we expect to rely on this exemption. Even after we no longer qualify as an emerging growth company, we may, under certain circumstances, still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.
We will incur increased costs and demands upon management as a result of being a public company.
As a public company, we will incur significant additional legal, accounting and other costs that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and certain corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.
We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will increase our net loss, and may require us to reduce costs in other areas of our business.
Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.
Adverse market or macroeconomic conditions or market volatility resulting from geopolitical events, economic developments, political unrest, high inflation, rising interest rates, new or increased tariffs and retaliatory tariffs, changes in international trade relationships, military conflicts, or other factors could materially and adversely affect our business operations.
Our business could be adversely affected by unstable economic and political conditions within the U.S. and foreign jurisdictions, such as economic downturn, changes in or disruptions of U.S. governmental agencies, whether from U.S. federal government shutdowns or reduced resources, changes to policy implemented by legislative and executive bodies that affect the geopolitical landscape, and other geopolitical events. The global economy and financial markets have experienced volatility and disruptions, including diminished liquidity and credit availability, declines in consumer confidence, actual or perceived changes in interest rates, inflation, declines in economic growth, global supply chain disruptions, increases in unemployment rates, and uncertainty about economic stability. Current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. There can be no assurance that further deterioration in global economy and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including a decrease in the demand for our product candidates and in our ability to enter into agreements on acceptable terms.
The global economy and financial markets may also be adversely affected by the current or anticipated impact of political uncertainty, including military conflict, terrorism or other geopolitical events, including the ongoing war in Ukraine, the ongoing war in Iran, the Israel-Gaza conflict and the increasingly strained relationship between the U.S. and China. Although the length and impact of the ongoing military conflicts are highly unpredictable, these conflicts could lead to market disruptions, including significant volatility in commodity prices, availability of the credit markets and capital markets. Sanctions imposed by the U.S. and other countries in response to such conflicts may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability.
Any disruptions to our supply chain as a result of unfavorable global economic conditions, including due to geopolitical conflicts or public health crises, could negatively impact the timely execution of our ongoing and future clinical development plans. In addition, there is a risk that our current or future service providers, manufacturers or other collaborators may not survive such difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget. We cannot anticipate all of the ways in which the foregoing, and the current economic climate and financial market conditions generally, could adversely impact our business.
We may become involved in litigation that could divert management’s attention and harm our business, and insurance coverage may not be sufficient to cover all costs and damages.
From time to time, we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal data, contractual relations with collaborators and licensors and intellectual property rights. We may be exposed to such litigation even if no wrongdoing on our part has occurred. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, preclinical studies and clinical trials, results of preclinical studies and clinical trials, research and development costs, regulatory approvals, commercial strategy, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•the initiation, timing, progress and results of our research and development programs, preclinical studies and clinical trials;
•the ability of clinical trials to demonstrate safety and efficacy of BHB-1893 and any future product candidates, and other positive results, and the ability of our preclinical studies to predict later clinical trial results;
•the timing, scope and likelihood of regulatory filings and approvals of BHB-1893 and any future product candidates;
•the implementation of our business model, and strategic plans for our business, programs, BHB-1893 and any future product candidates;
•our ability to obtain additional cash and the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements;
•the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•the size and growth potential of the markets for BHB-1893 and any future product candidates, and our ability to serve those markets;
•our potential and ability to successfully manufacture and supply BHB-1893 and any future product candidates for clinical trials and for commercial use, if approved;
•the scope of protection we are able to establish and maintain for intellectual property rights covering BHB-1893 and any future product candidates;
•developments relating to our competitors and our industry, including competing product candidates and therapies;
•existing regulations and regulatory developments in the U.S. and other jurisdictions;
•expectations regarding future events under collaboration and licensing agreements, including potential future payments, as well as our plans and strategies for entering into further collaboration and licensing agreements;
•general economic, industry and market conditions, including rising interest rates and inflation;

•our ability to attract and retain the continued service of our key personnel and to identify, hire and then retain additional qualified personnel;
•our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and
•our anticipated use of our existing cash and cash equivalents and the proceeds from this offering.
We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. No forward-looking statement is a guarantee of future performance. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $351.2 million (or approximately $404.5 million if the underwriters exercise their option to purchase 3,187,500 additional shares of our common stock in full) based on the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to create a public market for our common stock and thereby facilitate future access to the public equity markets, increase our visibility in the marketplace and obtain additional capital to support our operations. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, for the following:
•approximately $90 million to advance the development of BHB-1893 in patients with obstructive hypertrophic cardiomyopathy, including a Phase 3 clinical trial to evaluate the safety and efficacy of BHB-1893 through completion of such trial;
•approximately $100 million to advance the development of BHB-1893 in patients with non-obstructive hypertrophic cardiomyopathy, including a Phase 3 clinical trial to evaluate the safety and efficacy of BHB-1893 in adults with symptomatic non-obstructive hypertrophic cardiomyopathy, through the completion of such trial;
•approximately $135 million to fund research and development personnel and overhead costs to support the advancement of both programs, including clinical operations, regulatory affairs, and program management; and
•the remainder for working capital and other general corporate purposes.
We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments, agreements, understandings or obligations to do so.
We believe, based on our current operating plan, that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations into 2029.
Our expected use of proceeds from this offering described above represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including progress of our research and development, the status of and results from preclinical studies and clinical trials, and other factors described in “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes.
We will have broad discretion over how to use the net proceeds to us from this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.
In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2026:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of preferred stock into an aggregate of 35,958,901 shares of common stock immediately prior to the completion of this offering and (ii) the filing and effectiveness of our second amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of 21,250,000 shares of common stock in this offering at the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
You should read this information in conjunction with our audited financial statements and the related notes included elsewhere in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2026, (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$80,576	$80,576	$431,751
Series A preferred stock, par value $0.0001 per share; 185,000,000 shares authorized, 125,000,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$124,210	$—	—
Non-voting Series A preferred stock, par value $0.0001 per share; 32,500,000 shares authorized, 32,500,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	25,675	—	—
Stockholders’ (deficit) equity:
Preferred stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share; 335,500,000 shares authorized, 15,943,937 voting shares issued and 6,960,024 voting shares outstanding, actual; 500,000,000 shares authorized, 51,902,838 shares issued and 42,918,925 shares outstanding, pro forma; 500,000,000 shares authorized, 73,152,838 shares issued and 64,168,925 shares outstanding, pro forma as adjusted	1	17	19
Additional paid-in capital	1,939	151,808	502,981
Accumulated deficit	(80,332)	(80,332)	(80,332)
Total stockholders’ (deficit) equity	(78,392)	71,493	422,668
Total capitalization	$71,493	$71,493	$422,668

The number of shares of common stock that will be outstanding after this offering on a pro forma and pro forma as adjusted basis is based on 51,902,838 shares of common stock (which includes 8,983,913 shares of unvested restricted common stock) outstanding as of March 31, 2026, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into the aggregate of 35,958,901 shares of common stock immediately prior to the completion of this offering (which does not include conversion of Series A preferred stock issued after March 31, 2026 into 13,698,631 shares of common stock), and excludes:
•60,000,000 shares of Series A preferred stock issued and sold after March 31, 2026, pursuant to the Series A Preferred Stock Purchase Agreement, with a purchase price of $1.00 per share;
•1,557,069 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2026, under our 2025 Stock Option and Grant Plan, as amended (the “2025 Plan”), with a weighted average exercise price of $1.43 per share;
•1,012,554 shares of common stock issuable upon exercise of outstanding stock options granted after March 31, 2026, pursuant to our 2025 Plan, with a weighted average exercise price of $3.07 per share;
•494,002 shares of common stock reserved for future issuance as of March 31, 2026, under the 2025 Plan, which ceased to be available for issuance at the time that our 2026 Stock Option and Incentive Plan (the “2026 Plan”) became effective;
•894,100 shares of common stock reserved for future issuance under our ESPP, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and
•10,761,900 shares of our common stock that became available for future issuance under our 2026 Plan, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2025 Plan that expire or are repurchased, forfeited, cancelled or withheld.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
Our historical net tangible book value as of March 31, 2026, was a deficit of $(78.4) million, or $(11.26) per share of our common stock, based on 6,960,024 shares of common stock outstanding as of such date. Our historical net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities and preferred stock. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of March 31, 2026.
Our pro forma net tangible book value as of March 31, 2026 was $71.5 million, or $1.66 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets (net of deferred offering costs) less our total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2026, after giving effect to the automatic conversion of all outstanding shares of preferred stock as of March 31, 2026 into 35,958,901 shares of common stock immediately prior to the completion of this offering.
After giving further effect to the sale of 21,250,000 shares of common stock that we are offering at the initial public offering price of $18.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us our pro forma as adjusted net tangible book value as of March 31, 2026 would have been $422.7 million, or $6.59 per share. This amount represents an immediate increase in pro forma net tangible book value of $4.93 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $11.41 per share to new investors purchasing shares of common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Initial public offering price per share		$18.00
Historical net tangible book deficit per share as of March 31, 2026	(11.26)
Pro forma increase in net tangible book value per share attributable to the pro forma adjustment described above	12.92
Pro forma net tangible book value per share as of March 31, 2026	1.66
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	4.93
Pro forma as adjusted net tangible book value per share after this offering		6.59
Dilution per share to new investors in this offering		$11.41
If the underwriters exercise their option to purchase up to 3,187,500 additional shares of our common stock in full, the pro forma as adjusted net tangible book value after the offering would be $7.06 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $5.40 per share and the dilution per share to new investors would be $10.94 per share, in each case based on the initial public offering price of $18.00 per share.
The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2026, the differences between the number of shares of common stock purchased from us by our existing stockholders and common stock by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the initial public offering price of $18.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percentage	Amount	Percentage
	(in thousands, except share, per share and percent data)
Existing stockholders before this offering	51,902,838	71%	$125,095	25%	$2.41
New investors purchasing shares in this offering	21,250,000	29%	382,500	75%	$18.00
Total	73,152,838	100%	$507,595	100.0%	$6.94
The foregoing tables and calculations (other than the net tangible book value calculations) are based on 51,902,838 shares of common stock (which includes 8,983,913 shares of unvested restricted common stock) outstanding as of March 31, 2026, after giving effect to the automatic conversion of outstanding shares of our preferred stock into 35,958,901 shares of common stock immediately prior to the completion of this offering, and excludes:
•60,000,000 shares of Series A preferred stock issued and sold after March 31, 2026, pursuant to the Series A Preferred Stock Purchase Agreement, with a purchase price of $1.00 per share;
•1,557,069 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2026, under our 2025 Plan, with a weighted average exercise price of $1.43 per share;
•1,012,554 shares of common stock issuable upon exercise of outstanding stock options granted after March 31, 2026, pursuant to our 2025 Plan, with a weighted average exercise price of $3.07 per share;
•494,002 shares of common stock reserved for future issuance as of March 31, 2026, under the 2025 Plan, which ceased to be available for issuance at the time that our 2026 Plan became effective;
•894,100 shares of common stock reserved for future issuance under our ESPP, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and
•10,761,900 shares of our common stock that became available for future issuance under our 2026 Plan, which became effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2025 Plan that expire or are repurchased, forfeited, cancelled or withheld.
To the extent any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional equity or convertible debt securities in the future, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited financial statements and unaudited interim financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”
Overview
Braveheart Bio, Inc. is a clinical-stage biotechnology company focused on developing therapies for patients with hypertrophic cardiomyopathy (“HCM”) and other serious cardiovascular diseases. Our lead product candidate, BHB-1893, is a next-generation oral small-molecule cardiac myosin inhibitor that we are developing for the treatment of obstructive HCM (“oHCM”) and non-obstructive HCM (“nHCM”). Our goal is to improve the treatment options for these patients by enhancing speed of onset, depth of gradient response, systolic safety, and reversibility, and reducing prescribing complexity.
Cardiac myosin inhibition is a clinically validated therapeutic approach in symptomatic oHCM. However, currently approved therapies require complex dose titration and frequent echocardiographic monitoring, which can create operational burden and limit adoption. Based on preclinical and clinical data generated to date, we believe BHB-1893 has the potential to offer a differentiated product profile, including rapid onset of action, predictable pharmacokinetics, limited drug-drug interactions, and a low left ventricular ejection fraction cost.
We plan to advance BHB-1893 through global Phase 3 development in both oHCM and nHCM. We expect to initiate LIONHEART-HCM, our global Phase 3 trial in oHCM, in the second half of 2026 and NOBLEHEART-HCM, our global Phase 3 trial in nHCM in the first half of 2027. We hold exclusive rights to develop, manufacture and commercialize BHB-1893 worldwide, excluding Mainland China, Hong Kong, Macau and Taiwan, under an exclusive license agreement (the “Exclusive License Agreement”) with Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”).
Since inception, we have devoted substantially all of our resources to organizing our company, hiring personnel, business planning, acquiring rights to BHB-1893, conducting research and development activities, advancing clinical trials, and establishing our operational infrastructure. We do not have any products approved for sale and have not generated any revenue from product sales. We expect to continue to incur significant and increasing expenses and increasing substantial losses for the foreseeable future as we continue our development of and seek regulatory approvals for BHB-1893, seek to commercialize BHB-1893, if approved, seek to expand our product pipeline, and invest in our organization. Our ability to achieve and sustain profitability will depend on our ability to successfully develop, obtain regulatory approval for, and commercialize our product candidate. There can be no assurance that we will ever earn revenues or achieve profitability, or if achieved, that the revenues or profitability will be sustained on a continuing basis.
To date, we have primarily funded our operations with proceeds from sales of shares of our common stock and redeemable convertible preferred stock in private placements. Through March 31, 2026, we had received aggregate gross proceeds of $125.1 million from sales of shares of our common stock and redeemable convertible preferred stock. In April 2026, we completed the second tranche of the Series A preferred stock financing and issued the remaining 60,000,000 shares of Series A preferred stock for gross proceeds of $60.0 million. From the Company’s incorporation on May 13, 2024 through December 31, 2024 activities were limited and primarily related to organizational formation. Therefore, the registration statement does not include financial statements for the period from incorporation on May 13, 2024 through December 31, 2024 as there was no financial activity for the period.
We have incurred significant operating losses and negative cash flows from operations since our inception. Our net loss for the three months ended March 31, 2026 and the year ended December 31, 2025, was $14.3 million and $66.1 million, respectively. As of March 31, 2026, we had an accumulated deficit of $80.3 million. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and, to a lesser extent, from general and administrative costs associated with our operations. Our net losses and operating losses may fluctuate from quarter to quarter and year to year depending primarily on the timing of acquisition of any new product candidates, the timing of our preclinical studies and clinical trials, our other research and development expenses, and the timing and amount of any milestone or royalty payments due under the Exclusive License Agreement with Hengrui (as defined below) and future license agreements. In addition, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, audit, accounting, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer liability insurance costs, investor and public relations costs, and other expenses that we did not incur as a private company. We anticipate that our expenses will increase significantly in connection with our ongoing activities, particularly if and as we:
•continue to progress the development of BHB-1893 into later stage clinical development;
•explore additional indications for our existing product candidate;
•hire additional clinical, quality control, and scientific personnel;
•obtain, maintain, expand, and protect our intellectual property rights, including defending against any claims by third parties that we have infringed, misappropriated, or otherwise violated any intellectual property of any such third party;
•make royalty, milestone, or other payments under the Exclusive License Agreement, and any future, license or collaboration agreement;
•seek to identify, acquire, or in-license new technologies or product candidates;
•seek regulatory and marketing approvals for any of our current or future product candidates that successfully complete clinical trials, if any;
•procure manufacturing and supply chain capacity for our current or future product candidates, including commercial manufacturing readiness and scale-up;
•experience any delays, challenges, or other issues associated with the clinical development of our current or future product candidates, including with respect to our regulatory strategies;
•establish a sales, marketing, and distribution infrastructure to commercialize any product candidates for which we obtain marketing approval; and
•add operational, legal, financial, and management information systems and personnel to support our product development, clinical execution, and planned future commercialization efforts, as well as to support our transition to a public company.
Because of the numerous risks and uncertainties associated with therapeutic product development, we may never achieve or sustain profitability and, unless and until we are able to develop and commercialize our current or future product candidates, we will need to continue to raise additional capital. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings, or potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans when needed on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish rights to our intellectual property, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise capital as and when needed, or on attractive terms, we may have to significantly delay, reduce, or discontinue the development and commercialization of our current or future product candidates or scale back or terminate our pursuit of new in-licenses and acquisitions.
As of March 31, 2026, we had $80.6 million in cash and cash equivalents. Based on our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements into 2029. We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect.
We currently have no sales, marketing, or commercialization capabilities. However, we intend to build the necessary sales, marketing, and commercialization capabilities and infrastructure over time as our product candidate advances through clinical development. We expect to spend a significant amount in development and marketing costs prior to obtaining regulatory and marketing approval of our current or future product candidates. We expect that our expenses and capital requirements will increase substantially in the near- to mid-term as we continue our late-stage development efforts for BHB-1893; and add clinical, scientific, sales and marketing, operational, and financial personnel, including personnel to support our product development and potential future commercialization activity.
License and Collaboration Agreement
Below is a summary of the key terms for our material license and collaboration agreements. For a more detailed description, see the section titled “Business—Hengrui License Agreement.”
Hengrui Pharmaceuticals Exclusive License Agreement
In September 2025, we entered into an Exclusive License Agreement (the “Exclusive License Agreement”) with Hengrui under which Hengrui granted us an exclusive, royalty-bearing and sublicensable license to develop, commercialize, manufacture, and otherwise exploit products containing Hengrui’s cardiac myosin inhibitor HRS-1893 and other related compounds (the “Licensed Products”) for any and all uses worldwide outside of Mainland China, Hong Kong, Macau and Taiwan (the “Territory”) and a non-exclusive, royalty-bearing and sublicensable license to develop and manufacture the Licensed Products outside of the Territory solely for the development or commercialization of such Licensed Products in the Territory.
Pursuant to the terms of the Exclusive License Agreement, Hengrui received a $32.5 million upfront payment and 32,500,000 shares of non-voting Series A preferred stock as consideration at an original price of $1.00 per share. We separately calculated the fair value of the non-voting Series A preferred stock and the corresponding fair value of the non-voting Series A preferred stock issued was $0.79 per share, representing total equity consideration of $25.7 million. Hengrui is also potentially eligible to receive additional payments (i) up to $23.0 million upon achievement of certain technology transfer and development milestones and (ii) up to $1.0 billion upon achievement of certain commercial milestones. in addition to tiered royalties on a Licensed Product-by-Licensed Product basis and country-by-country basis ranging from 5% to 10%, on total annual net sales of each such Licensed Product and will be compensated for ongoing program expenses. We will assume full responsibility for future development and commercialization expenses.
The acquisition of the exclusive license pursuant to the Exclusive License Agreement was accounted for as an in-process research and development asset acquisition. As the acquired technology did not have an alternative use, the total consideration of $58.2 million was recorded as in-process research and development expense in the statement of operations and comprehensive loss at the inception of the license agreements. Milestone payments are contingent consideration and are recognized in the period the obligation is resolved. Royalties will be recognized as cost of sales when products are sold and royalties are payable. The technology transfer milestone for $3.0 million was completed in December 2025, and recorded within accrued expenses and other current liabilities in the balance sheet as of December 31, 2025. As of March 31, 2026, this milestone has been paid. The manufacturing technology transfer milestone for $6.0 million was completed and recorded within accounts payable in the unaudited condensed balance sheet as of March 31, 2026. For a more detailed description of the Exclusive License Agreement, see the section titled “Business—Hengrui License Agreement”.
Components of Results of Operations
Operating Expenses
Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.
Research and Development
Research and development expenses consist of external and internal costs primarily related to acquiring our product candidate pipeline and technologies, and clinical development of our product candidate.
External costs include:
•costs associated with acquiring technology and intellectual property licenses that have no alternative future uses and costs incurred under in-license or assignment agreements, including milestone payments;
•costs incurred in connection with the clinical development of our product candidate, including under agreements with CROs, CMOs, and other third parties that conduct clinical trials and manufacture clinical supplies, product candidates, and components on our behalf; and
•costs for third-party professional research and development consulting services.
Internal costs include:
•research and development personnel-related costs, including salaries, benefits, travel and meals expenses, and stock-based compensation expense; and
•allocated facilities and other overhead costs, including software, computer supplies and accessories, and other miscellaneous expenses.
We expense research and development costs as incurred. Costs of certain activities are recognized based on an evaluation of the progress to completion of specific tasks. However, payments made prior to the receipt of goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses and other current assets on our balance sheets. The capitalized amounts are recognized as expense as the goods are delivered or as related services are performed. Since our inception and through March 31, 2026, substantially all of our third-

party expenses were related to the development of BHB-1893. We use internal resources primarily for managing our process development, manufacturing, and clinical development activities. We deploy our personnel across all of our research and development activities and, as our employees work across multiple programs, we do not currently track our costs by product candidate indication.
We expect our research and development expenses to increase substantially for the foreseeable future as we advance our product candidate into Phase 3 clinical trials, pursue regulatory approval of our product candidate, build our operational and commercial capabilities for supplying and marketing our products, if approved, and expand our pipeline of product candidates. We expect to incur significant manufacturing costs as our CMOs develop scaled commercial manufacturing processes. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our current or future product candidates may be affected by a variety of factors, including the safety and efficacy of such product candidates, clinical data, investment in our clinical programs, competition, manufacturing capability, and commercial viability. We may never succeed in achieving regulatory approval for any of our current or future product candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion of costs of our research and development projects or if, when, and to what extent we will generate revenue from the commercialization and sale of our current or future product candidates, if approved by the FDA and other applicable regulatory authorities.
Our future research and development costs may vary significantly based on factors such as:
•the scope, timing, progress, costs, and results of our ongoing development of BHB-1893 as well as for potential discovery, preclinical, and clinical development activities for future product candidates;
•the amount and timing of any milestone payment due under the Exclusive License Agreement with Hengrui, or any future license or collaboration agreement;
•the number of patients that participate in our clinical trials, and per participant clinical trial costs;
•the number and duration of clinical trials required for approval of our product candidate;
•the number of sites included in our clinical trials, and the locations of those sites;
•delays or difficulties in adding trial sites and enrolling participants in our clinical trials;
•patient drop-out or discontinuation rates;
•potential additional safety monitoring requested by regulatory authorities;
•the phase of development of our product candidate;
•the efficacy and safety profile of our product candidate;
•the timing, receipt, and terms of any approvals from applicable regulatory authorities including the FDA and non-U.S. regulators, including whether we are permitted to accelerate the development of BHB-1893 for patients with HCM and related conditions;
•maintaining a continued acceptable safety profile of our product candidate following approval, if approved;
•changes in the competitive outlook;
•the extent to which we establish additional strategic collaborations or other arrangements; and
•the impact of any interruptions to our operations or to those of the third parties with whom we work.

A change in the outcome of any of these variables with respect to the development of our product candidate could significantly change the costs and timing associated with the development of the product candidate.
General and Administrative
Our general and administrative expenses consist primarily of personnel-related costs, legal and consulting services, including those relating to intellectual property and corporate matters, and allocated overhead, including software, computer supplies and accessories, insurance, and other miscellaneous expenses. Personnel-related costs include salaries, annual bonuses, benefits, recruiting fees, travel and meal expenses, and stock-based compensation for our general and administrative personnel.
We expect that our general and administrative expenses will increase substantially in the future as a result of expanding our operations, including hiring personnel, preparing for potential commercialization of our product candidate, and facility occupancy costs, as well as various incremental costs associated with operating as a public company. We expect that our costs will increase related to legal, audit, accounting, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements as well as director and officer insurance costs, investor and public relations costs, and other expenses that we did not incur as a private company. We also expect to increase the size of our administrative function to support the growth of our business.
Other Income (Expense), Net
Other income (expense), net consists primarily of interest income and gains or losses from exchange rate changes on transactions denominated in currencies other than the U.S. dollar. Interest income consists of interest earned on money market funds.
Income taxes
As of December 31, 2025, we recorded a full valuation allowance of our deferred tax asset position of $13.8 million as we believe it was more likely than not that we would not be able to utilize our deferred tax assets.
As of December 31, 2025, we had federal net operating loss carryforwards of $4.3 million, and no state net operating loss carryforward. All of our federal net operating loss carryforwards can be carried forward indefinitely, but are limited to 80% utilization against future taxable income each year.
As of March 31, 2026, there have been no material changes to our tax positions as compared to December 31, 2025.

Results of Operations
Results for the Year Ended December 31, 2025
The following table summarizes our results of operations for the year ended December 31, 2025 (in thousands):

Year Ended December 31, 2025
Operating expenses
Research and development	$1,487
In-process research and development	62,244
General and administrative	3,018
Total operating expenses	66,749
Loss from operations	(66,749)
Other income
Interest income	696
Other income	1
Total other income	697
Net loss	$(66,052)
Research and Development Expenses
The following table summarizes our research and development expenses for the year ended December 31, 2025 (in thousands):

Year Ended December 31, 2025
External research and development expense:
Translation expenses	$417
Outside research and development services	$389
Internal research and development expense:
Personnel-related costs	$648
Other	$33
Total research and development expense	$1,487
Research and development expense was $1.5 million for the year ended December 31, 2025. Research and development expenses were comprised of $0.6 million in personnel-related costs, $0.4 million in consultant costs to support our Company’s operations and business development, $0.4 million in clinical and manufacturing agreement translation costs in preparation for the trials, and less than $0.1 million in other research and development expenses primarily related to software subscriptions and other IT-related matters.
In-Process Research and Development Expenses
In-process research and development expense was $62.2 million for the year ended December 31, 2025, directly related to the acquisition of the Hengrui license. Of the total expense, $61.4 million was incurred related to Hengrui for upfront consideration and milestone payments, and $0.8 million was incurred in transaction costs. Of the $61.4 million incurred related to Hengrui, $32.7 million was incurred as upfront consideration, 32,500,000 shares of non-voting Series A preferred stock was issued with an aggregate estimated fair value of $25.7 million, and $3.0 million was accrued expense for a technology transfer milestone completed as of December 31, 2025. Of the $32.7 million upfront consideration, $32.5 million was for consideration and $0.2 million was for VAT.
General and Administrative Expenses
General and administrative expense was $3.0 million for the year ended December 31, 2025. General and administrative expenses were comprised of $1.2 million in consultant costs to support our Company’s operations and business development, $1.1 million in personnel-related costs, $0.5 million in legal costs for general counsel and patent management, and $0.2 million in other general and administrative expenses primarily related to insurance and software subscriptions.
Total Other Income (Expense), Net
Total other income (expense), net was $0.7 million for the year ended December 31, 2025, primarily from the recognition of $0.7 million in interest income, from our cash invested in money market funds during the year ended December 31, 2025.
Comparison of the Three Months Ended March 31, 2026 and 2025
The following table summarizes our results of operations for the three months ended March 31, 2026 and 2025 (in thousands):

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
	(unaudited)
Operating expenses
Research and development	$10,914	$—
In-process research and development	—	94
General and administrative	4,135	5
Total operating expenses	15,049	99
Loss from operations	(15,049)	(99)
Other income (expense)
Interest income	771	—
Other income	(2)	—
Total other income	769	—
Net loss	$(14,280)	$(99)

Research and Development Expenses
The following table summarizes our research and development expenses for the three months ended March 31, 2025, and 2026 (in thousands):

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
	(unaudited)
External research and development expense:
License milestone expenses	$6,000	$—
Clinical trial expenses	922	—
Manufacturing expenses	647	—
Outside research and development services	1,163	—
Internal research and development expense:
Personnel-related costs	2,012	—
Facilities	71	—
Other	99	—
Total research and development expense	$10,914	$—
Research and development expense for the three months ended March 31, 2026 was $10.9 million, comprised of $6.0 million in Hengrui license milestone expenses, $2.0 million in personnel-related costs, $1.5 million in clinical and manufacturing expenses to support BHB-1893 oHCM Phase 3 study start-up activities, $1.2 million in outside research and development support services, and $0.2 million in other research and development expenses primarily related to allocated rent, software subscriptions and other IT-related matters. There was no research and development expense incurred during the three months ended March 31, 2025, as the Company’s research and development efforts did not begin until late 2025.
In-Process Research and Development Expenses
In-process research and development expense was $0 for the three months ended March 31, 2026, as the Hengrui license acquisition occurred in 2025, and subsequent costs incurred were recorded within research and development expense. In-process research and development expense was $0.1 million for the three months ended March 31, 2025, which related to transaction costs incurred in connection with that license.
General and Administrative Expenses
General and administrative expense incurred for the three months ended March 31, 2026 was $4.1 million, comprised of $2.8 million in personnel-related costs and $0.9 million in consultant costs to support the Company’s increased operations and business development, $0.2 million in legal costs for general counsel and patent services, and $0.2 million in other general and administrative expenses primarily related to allocated rent, insurance and software subscriptions. General and administrative expense for the three months ended March 31, 2025 were nominal, related to legal costs as the Company’s operations did not begin until late 2025.
Total Other Income (Expense), Net
Total other income for the three months ended March 31, 2026 was $0.8 million, from the recognition of interest income from our cash invested in money market funds. There was no other income or other expense for the three months ended March 31, 2025.

Liquidity, Capital Resources and Capital Requirements
Sources of Liquidity
Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from our operations. From inception, we have primarily funded our operations from sales of shares of our common stock and redeemable convertible preferred stock in private placements.
As of March 31, 2026, we had $80.6 million in cash and cash equivalents. In April 2026, the Company closed the second tranche of the Series A preferred stock financing and issued the remaining 60,000,000 shares of Series A preferred stock for gross proceeds of $60.0 million. Based on our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements into 2029. We have based this estimate on our current assumptions which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with therapeutic product development, we may never achieve or maintain profitability and, unless and until we are able to commercialize our product candidate, if ever, we will continue to be dependent upon equity financing, debt financing, and other forms of capital raises. If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce, or discontinue the development and commercialization of our product candidate or scale back or terminate our pursuit of new in-licenses and acquisitions.
Future Funding Requirements
Our primary uses of cash are to fund our operations, which consist primarily of research and development expenditures related to our product candidate, and to a lesser extent, general and administrative expenditures. We anticipate that we will continue to incur significant and increasing expenses for the foreseeable future as we continue to advance our product candidate, expand our corporate infrastructure, including the costs associated with being a public company, further our research and development initiatives for our current or future product candidates, and incur costs associated with potential commercialization. We are subject to all of the risks typically related to the development of new drug candidates, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business.
Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable, accrued expenses, and prepaid expenses.
Our future funding requirements will depend on many factors, including the following:
•the timing, scope, progress, and results of our preclinical studies and clinical trials for our current or future product candidates;
•the number, scope, and duration of clinical trials required for regulatory approval of our current or future product candidates;
•the outcome, timing, and cost of seeking and obtaining regulatory approvals from the FDA and comparable foreign regulatory authorities for our current or future product candidates, including any requirement to conduct more studies or generate additional data beyond that which we currently expect would be required to support an NDA;
•the cost of manufacturing clinical and commercial supplies as well as scale up of our current or future product candidates;
•the increase in the number of our employees and expansion of our physical facilities to support growth initiatives;

•our ability to maintain existing, and establish new, strategic collaborations, licensing, or other arrangements, including the Exclusive License Agreement with Hengrui, and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty, or other payments due under any such agreement; the cost of filing and prosecuting our patent applications, and maintaining and enforcing our patents and other intellectual property rights;
•the extent to which we acquire or in-license other product candidates and technologies;
•the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against our current or future product candidates;
•the effect of competing technological and market developments;
•the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our current or future product candidates for which we receive marketing approval;
•the amount of revenue, if any, received from commercial sales of our current or future product candidates, should any candidates receive marketing approval;
•our implementation of various computerized informational systems and efforts to enhance operational systems;
•the costs associated with being a public company; and
•the impact of economic uncertainty and geopolitical tensions, which may exacerbate the magnitude of the factors discussed above.
Furthermore, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenditures.
Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings, or potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans when needed on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish rights to our intellectual property, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce, or discontinue the development and commercialization of our product candidate or scale back or terminate our pursuit of new in-licenses and acquisitions.

Cash Flows
Results for the Year Ended December 31, 2025
The following summarizes our cash flows for the periods indicated (in thousands):

Year Ended December 31, 2025
Net cash provided by (used in):
Operating activities	$(2,014)
Investing activities	(33,569)
Financing activities	124,744
Net increase in cash and cash equivalents	$89,161
Operating Activities
Net cash used in operating activities for the year ended December 31, 2025 of $2.0 million was primarily due to our net loss for the period of $66.1 million, primarily comprised of $62.2 million in in-process research and development expense, of which $33.6 million is cash used in investing activities and $28.6 million is a non-cash charge as it relates to the acquisition of a license for BHB-1893, $25.7 million of which represents the aggregate estimated fair value for the non-voting Series A preferred stock issued, and is therefore immediately expensed. This was further offset by $0.2 million in non-cash stock-based compensation expense and a $1.7 million net decrease in operating assets and liabilities. The changes in operating assets and liabilities include a $0.1 million increase in prepaid expenses and other non-current assets and a $0.1 million increase in other long-term assets, partially offset by a $1.0 million increase in accrued expenses and other current liabilities and a $0.9 million increase in accounts payable.
Investing Activities
Cash used in investing activities for the year ended December 31, 2025 of $33.6 million related to the cash portion of our acquisition of the exclusive license from Hengrui.
Financing Activities
Cash provided by financing activities for the year ended December 31, 2025 of $124.7 million was primarily related to net proceeds from our Series A preferred stock financing of $124.6 million, and proceeds from the issuance of founders common stock and restricted common stock of $0.1 million in aggregate.
Comparison of the Three Months Ended March 31, 2026 and 2025
The following summarizes our cash flows for the periods indicated (in thousands):

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
	(unaudited)
Net cash provided by (used in):
Operating activities	$(5,186)	$—
Investing activities	(3,036)	—
Financing activities	(363)	—
Net decrease in cash and cash equivalents	$(8,585)	$—

Operating Activities
Net cash used in operating activities for the three months ended March 31, 2026 of $5.2 million was primarily due to our net loss for the period of $14.3 million, offset by $1.8 million in non-cash stock-based compensation expense and a $7.3 million net decrease in operating assets and liabilities. The changes in operating assets and liabilities include a $0.3 million increase in prepaid expenses and other non-current assets, partially offset by a $6.8 million increase in accounts payable primarily attributable to the $6.0 million Hengrui manufacturing technology transfer milestone, a $0.9 million increase in accrued expenses and other current liabilities, and a $0.1 million decrease in operating lease right-of-use asset and lease liabilities. The operating cash activity during the three months ended March 31, 2025 was comprised of $0.1 million of net loss, offset by the $0.1 million net increase in operating liabilities.
Investing Activities
Cash used in investing activities for the three months ended March 31, 2026 was $3.0 million, which related to the cash payment of the Hengrui license technology transfer milestone that had been accrued as of December 31, 2025. There was no investing activity for the three months ended March 31, 2025.
Financing Activities
Cash used in financing activities for the three months ended March 31, 2026 was $0.4 million related to the cash payment of Series A preferred stock issuance costs that had been accrued as of December 31, 2025. There was no financing activity for the three months ended March 31, 2025.
Contractual Obligations and Commitments
We enter into contracts in the normal course of business with suppliers, CROs, CMOs, clinical trial sites, and the like. These agreements provide for termination at the request of either party generally with less than one-year notice and, therefore, we believe that our non-cancelable obligations under these agreements are not material. We do not currently expect any of these agreements to be terminated and did not have any non-cancelable obligations under these agreements as of December 31, 2025 and March 31, 2026.
We have milestones, royalties, and/or other payments due under our Exclusive License Agreement with Hengrui . See Note 3 to our audited financial statements included elsewhere in this prospectus. The technology transfer milestone for $3.0 million was completed in 2025 and recorded within accrued expenses and other current liabilities in the balance sheet as of December 31, 2025, and was paid as of March 31, 2026. The manufacturing technology transfer milestone for $6.0 million was completed and recorded within accounts payable as of March 31, 2026.
Leases
As of December 31, 2025, we had no lease obligations. As of March 31, 2026, we have one operating lease agreement for subleased office space located in San Francisco, California. The sublease, which commenced in January 2026, has a term of 24 months, and our total remaining rent commitments under the sublease agreement are $0.7 million throughout the lease term. In addition to base rent, we pay our share of operating expenses and taxes.
Hengrui’s historical financial information – HRS-1893
Hengrui's historical financial information relating to HRS-1893 was not provided to us and was not used or relied upon in evaluating, negotiating, or pricing the Exclusive License Agreement, and we have no contractual right to obtain it, no ownership interest in or control over Hengrui, and no means to compel its production. Hengrui has confirmed to us in writing that it considers this information confidential and will not provide it.

To assist investors in assessing the significance of the historical financial information for HRS-1893, management has developed a good-faith estimate of the direct and allocated costs that would have been reflected for the years ended December 31, 2024 and 2025. This estimate was derived from external benchmarks, the nonfinancial clinical development information made available to us as part of the Exclusive License Agreement, and our own experience forecasting development costs, and is not derived from any Hengrui financial record or representative of Hengrui's actual historical costs, which we do not possess. On this basis, management estimates that such costs would have been in the range of approximately $2.2 million to $2.7 million for 2024 and approximately $4.5 million to $5.5 million for 2025, or approximately $6.7 million to $8.2 million in the aggregate, consisting substantially of research and development expense. These estimated amounts are not significant relative to the approximately $62.2 million of acquired in-process research and development we have already expensed and disclosed in connection with the Exclusive License Agreement, our net loss of approximately $66.1 million for the year ended December 31, 2025, or our expected future operating expenses, which are substantially larger and reflect global Phase 3 development and commercialization activities that differ fundamentally from Hengrui's earlier-stage, China-based work. For additional information, see "Risk Factors" and Note 3 to our audited financial statements included elsewhere in this prospectus.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations, or cash flows is disclosed in Note 2 to our audited financial statements and Note 2 to our unaudited interim condensed financial statements included elsewhere in this prospectus.
Critical Accounting Policies and Significant Judgments and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including but not limited to those related to accrued research and development costs, the fair value of redeemable convertible preferred stock and common stock and stock-based compensation expense, the valuation of deferred tax assets, and uncertain income tax positions. These estimates and assumptions are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates and assumptions could occur in the future. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.
Although our significant accounting policies are described in more detail in Note 2 to our audited financial statements and Note 2 to our unaudited interim condensed financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.
Accrued Research and Development Expenses
As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses, including those related to clinical trials and product candidate manufacturing. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the services when we have not yet been invoiced or otherwise notified of actual costs. Our service providers invoice us in arrears or require prepayments for services performed, as well as on a pre-determined schedule or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:
•vendors in connection with preclinical and clinical development activities;
•CROs in connection with clinical trials; and
•CMOs in connection with the process development and scale-up activities and the production of preclinical and clinical trial materials.
Costs for clinical trials and manufacturing activities are recognized based on an evaluation of our vendors’ progress towards completion of specific tasks, using data such as participant enrollment, clinical site activations or information provided to us by our vendors regarding their actual costs incurred. Payments for these activities are based on the terms of individual contracts and payment timing may differ significantly from the period in which the services were performed. We determine accrual estimates through reports from and discussions with applicable personnel and outside service providers as to the progress or state of completion of studies, or the services completed. Our estimates of accrued expenses as of each balance sheet date are based on the facts and circumstances known at the time. Costs that are paid in advance of performance are deferred as a prepaid expense and amortized over the service period as the services are provided.
Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses. However, due to the nature of estimates, we cannot assure that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials and other research activities.
Asset Acquisitions and Acquired In-Process Research and Development Expenses
We measure and recognize asset acquisitions that are not deemed to be business combinations based on the cost to acquire the asset or group of assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to acquire in-process research and development (“IPR&D”) with no alternative future use is recognized as expense on the acquisition date.
Contingent consideration in asset acquisitions payable in the form of cash is recognized in the period the obligation is resolved. Such amounts are expensed or capitalized based on the nature of the associated asset at the date the related contingency is resolved.
We concluded that the exclusive license acquired from Hengrui in September 2025 represented an asset acquisition of IPR&D assets with no alternative future use. We further concluded that the arrangement did not qualify as a business combination because substantially all of the fair value of the assets acquired was concentrated in a single asset.
Stock-Based Compensation Expense
Stock-based compensation expense related to the stock-based awards granted to employees, consultants and Board members is measured at the grant date based on the fair value of the award. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period. We use the straight-line method to record the expense of awards with service-based vesting conditions. We account for forfeitures of stock-based awards as they occur rather than applying an estimated forfeiture rate to stock-based compensation expense. We recognize share-

based compensation expense for awards with performance conditions when it is probable that the condition will be met, and the award will vest.
We estimate the fair value of each option award on the date of grant using the Black-Scholes option pricing model. Restricted stock awards are valued at the difference between the common stock price and price paid for the restricted stock award. This model requires the use of highly subjective assumptions to determine the fair value of each stock-based award, including:
•Fair value of common stock. See the subsection titled “—Determination of Fair Value of Common Stock” below.
•Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term for our stock options was calculated based on the weighted-average vesting term of the awards and the contract period, or simplified method.
•Expected volatility. Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility was estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their size, stage of their life cycle, or area of specialty. We will continue to apply this process until enough historical information regarding the volatility of our stock price becomes available.
•Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.
•Expected dividend yield. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.
See Note 8 to our audited financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the periods presented.
Stock-based compensation expense for employees and non-employees is reflected in the statements of operations and comprehensive loss as follows:

	Three months ended March 31, 2026	Three months ended March 31, 2025	Year ended December 31, 2025
	(unaudited)
Options	$0.1	$—	$—
RSAs	1.7	—	0.2
Total	$1.8	$—	$0.2
As of December 31, 2025 and March 31, 2026, there was $0.6 million and $2.8 million, respectively, of total unrecognized stock-based compensation expense related to our granted options, which we expect to recognize over a remaining weighted-average period of 3.8 years and 3.8 years, respectively. As of December 31, 2025 and March 31, 2026, there was $3.7 million and $8.4 million, respectively, of total unrecognized stock-based compensation expense related to outstanding RSAs, which we expect to recognize over a remaining weighted-average period of 3.5 years and 3.2 years, respectively. We expect to continue to grant equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.
The intrinsic value of all outstanding stock options and RSAs as of December 31, 2025 was approximately $50.1 million, of which approximately $8.3 million related to vested stock options and RSAs, and approximately $41.8 million related to unvested stock options and RSAs. The intrinsic value of all outstanding stock options and RSAs as of March 31, 2026 was approximately $53.3 million, of which approximately $9.5 million related to vested stock options and RSAs, and approximately $43.8 million related to unvested stock options and RSAs.
Determination of Fair Value of Common Stock
As there has been no public market for our common stock prior to this offering, the estimated fair value of our common stock underlying our stock-based awards has been determined by our board of directors as of each option grant date with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid).
In accordance with the Practice Aid, we determined the hybrid method was the most appropriate method for determining the fair value of our common stock based on our stage of development and other relevant factors. A hybrid of the scenario-based method (SBM) and the OPM, where the OPM is used to allocate value in one or more scenarios. The hybrid method utilized considered two scenarios using a weighting between the OPM scenario and a common stock equivalent (CSE) scenario. The CSE method values each class of equity on an as-converted basis, considering the number of common stock equivalents represented by each class. This method may also be referred to as the fully-diluted method or as-converted method, and ties to the fully diluted (post-money) equity value for the business based on the most recent financing round. The CSE method assumes that there is a de minimis likelihood of an equity value at exit that results in a payoff to the liquidation preferences for the preferred stock; that is, it assumes that the only possible exit scenarios result in either a value (a) $0 for all equity holders or (b) all equity holders receiving the same amount per share on an as converted basis. The OPM is a forward-looking method that considers the current equity value and then allocates that value to the various classes of equity considering a continuous distribution of outcomes, rather than focusing on distinct future scenarios. The current value of the common stock under each scenario is then probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.
We had a third-party valuation performed as of September 3, 2025, which resulted in a valuation of our common stock of $0.01 per share. At the time of the option grants, our board of directors determined that the respective fair value of our common stock reasonably reflected the fair value of our common stock as of the grant date. With respect to the September 3, 2025 valuation report, we conducted a retrospective fair value assessment for accounting purposes, which resulted in the fair value of our common stock to be adjusted. The third-party retrospective valuation concluded that the fair value of our common stock was $0.44 per share for accounting purposes as of September 3, 2025. The third party retrospective valuations were prepared using a hybrid of the OPM scenario and CSE scenario to determine our enterprise value. Given our recent financing transactions and progress toward an IPO, we utilized a hybrid approach to value our equity on January 15, 2026, February 25, 2026 and May 27, 2026, which resulted in valuations of our common stock of $0.52 per share, $0.55 per share, and $0.70 per share, respectively.
In addition to considering the results of independent third party valuations, our board of directors considered various objective and subjective factors to determine the fair value of common stock as of each grant date, including:
•the prices at which we sold shares of our preferred stock and the superior rights, preferences and privileges of our preferred stock relative;
•to those of our common stock at the time of each grant;

•the progress of our research and development programs, including the status of preclinical studies and clinical trials for our product candidate;
•our stage of development and our business strategy, and material risks related to our business;
•external market conditions affecting the biotechnology industry and trends within the biotechnology industry;
•the competitive landscape for our product candidate;
•our financial position, including cash on hand, and our historical and forecasted performance and operating results;
•the lack of an active public market for our common stock and our preferred stock;
•the likelihood of achieving a liquidity event, such as an initial public offering (IPO) or a sale of our company, given prevailing market conditions; and
•the economy in general.
We also performed a retrospective review of common stock fair value when preparing for our financial statements audits and considered the amount of time between the independent third-party valuation dates and the grant dates. We performed an interpolation of the fair value between the two valuation dates if we concluded that a significant change in valuation had occurred between the previous valuation and the grant date due to significant business or market events. The incremental stock-based compensation expense recorded as a result of the retrospective review was insignificant.
The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.
Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be based on the quoted market price of our common stock.
Off-Balance Sheet Arrangements
During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.
Quantitative and Qualitative Disclosures About Market Risks
Interest Rate Risk
The primary objectives of our investment activities are to ensure liquidity and to preserve capital. We are exposed to market risks related to changes in interest rates of our cash equivalents and short-term investments. However, due to the nature of these cash equivalents and investments, we do not believe that a hypothetical 10% increase or decrease in interest rates during any of the periods presented would have had a material effect on our financial statements included elsewhere in this prospectus.
Foreign Currency Exchange Risk
All of our employees and our operations are currently located in the United States and our expenses are generally denominated in U.S. dollars.

However, we do utilize certain CMO vendors outside of the United States for manufacturing of our drug substances and clinical supplies. As such, our expenses are denominated in both U.S. dollars and foreign currencies. Therefore, our operations are and will continue to be subject to fluctuations in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not had a formal hedging program with respect to foreign currency. We do not believe that a hypothetical 10% increase or decrease in exchange rates during any of the periods presented would have had a material effect on our financial statements included elsewhere in this prospectus.
Effects of Inflation
Inflation generally affects us by increasing our cost of labor and research and development costs. We do not believe that inflation had a material effect on our business, results of operations, or financial condition, or on our financial statements included elsewhere in this prospectus.
Emerging Growth Company Status and Smaller Reporting Company Status
We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startup Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include: (i) being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus; (ii) reduced disclosure about our executive compensation arrangements; (iii) not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; (iv) an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and (v) an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.
We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.
We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may continue to be a smaller reporting company even after we are no longer an “emerging growth company”. We may take advantage of certain of the scaled disclosures available to smaller reporting companies, including an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, and will be able to take advantage of these scaled disclosures for so long as our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. We may continue to be a smaller reporting company until the end of the fiscal year following the determination that we no longer meet the requirements necessary to be considered a smaller reporting company.

BUSINESS
Overview
We are a clinical-stage biopharmaceutical company focused on developing therapies for patients with hypertrophic cardiomyopathy (“HCM”) and other serious cardiovascular diseases. Our lead product candidate, BHB-1893, is a next-generation oral small-molecule cardiac myosin inhibitor (“CMI”), that we are developing for the treatment of obstructive HCM (“oHCM”) and non-obstructive HCM (“nHCM”). Our goal is to improve the treatment options for these patients by enhancing speed of onset, depth of gradient response, systolic safety, and reversibility, and reducing prescribing complexity. BHB-1893 was initially discovered and developed by Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”) in China. We in-licensed BHB-1893 pursuant to an exclusive license agreement with Hengrui (the “Exclusive License Agreement”), and as such, all clinical trials of BHB-1893 completed to date were designed, sponsored, and conducted by Hengrui, primarily in China, with one Phase 1 trial conducted in Australia. We were not involved in the design, conduct, or oversight of these trials.
HCM is a chronic, progressive disease characterized by abnormal thickening and impaired relaxation of the heart. HCM is associated with significant morbidity, reduced quality of life, and an increased risk of heart failure and sudden cardiac death. HCM affects more than 700,000 individuals in the United States and remains an area of significant unmet medical need. While the first generation of approved CMIs, mavacamten (marketed as Camzyos) and aficamten (marketed as Myqorzo), marked a notable advance in the treatment paradigm of oHCM, adoption has been constrained by limitations in their therapeutic profile. In pivotal Phase 3 trials of mavacamten and aficamten, a reduction in left ventricular outflow tract gradient (“LVOT-G”) was observed, but with parallel, dose-dependent reduction in left ventricular ejection fraction (“LVEF”). LVOT-G is a measure of heart outflow obstruction and serves as a central measure of therapeutic effect in oHCM, while LVEF measures the percentage of blood ejected with each contraction and is a critical metric for assessing heart health. We refer to the parallel, dose-dependent reductions in LVOT-G and LVEF as the “LVEF cost,” a tradeoff that may prevent patients from achieving a complete gradient response (post-Valsalva or post-exercise LVOT-G <30 mmHg) before reaching low LVEF safety thresholds. In oHCM pivotal trials, complete gradient responses were observed in only 49% of aficamten-treated patients at Week 24 and 57% of mavacamten-treated patients at Week 30, leaving a meaningful proportion with residual obstruction and persistent symptoms. In addition, the potential of both agents to drive systolic dysfunction, as measured by low LVEF, has resulted in a complex multi‑step dose titration, and burdensome echocardiographic (“echo”) monitoring requirements under a Risk Evaluation and Mitigation Strategy (“REMS”). These limitations have hindered real-world uptake, particularly outside of high-volume specialty treatment administration centers.
In nHCM pivotal trials, mavacamten failed to show statistically significant improvements on its dual primary endpoints, while aficamten met both of its dual primary endpoints. A reduced LVEF <50% was observed in 21% of participants receiving mavacamten and in 10% of participants receiving aficamten, which required dose reduction or dose interruption.
BHB‑1893 is designed to address these limitations. In clinical trials, patients treated with BHB‑1893 were reported to experience a rapid onset of activity, predictable pharmacokinetics, limited drug‑drug interactions (“DDI”), and low LVEF cost. Across the dose ranges evaluated, reductions in LVEF have been limited, which may support initiation of therapy at or near a clinically active dose with less need for prolonged dose titration. In preclinical studies, BHB-1893 was observed to effect a greater than proportional improvement in left ventricular end-diastolic volume (“EDV”) relative to the observed decrease in LVEF in pigs treated with BHB-1893, which may support BHB-1893’s impact on both improved systolic and diastolic function. We believe these attributes collectively have the potential to translate to a differentiated product profile, including improved clinical outcomes and greater ease of use than existing CMIs by reducing the need for frequent intensive titration monitoring, thus mitigating treatment complexity.

In a Phase 2 clinical trial of BHB-1893 conducted by Hengrui in 42 symptomatic oHCM patients (“Phase 2 oHCM Study 201”), with a starting dose of 40 mg twice a day (“BID”), rapid and substantial reduction in LVOT-G were observed. Patients in Cohort 2 were observed to experience an 86% complete response rate at Week 12. Patients were observed to experience a rapid onset of pharmacodynamic effect, with the average post-Valsalva LVOT-G dropping below 30 mmHg as early as Day 5. In the BHB-1893 open-label extension (“OLE”) where all 42 patients from the Phase 2 trial received the 40 mg BID regimen for up to 52 weeks, 86% of patients were observed to have a post‑Valsalva LVOT-G <30 mmHg at Week 28. During the 12‑week core treatment period, no BHB-1893 treated patients were observed to experience LVEF less than 50%, the threshold for low heart function and a side effect which has been observed in other CMIs. As of February 2026, in the OLE, with a median 63 weeks of follow-up, no patients had LVEF less than 55% during titration. Two patients were observed to experience transient LVEF measurements below 50% during the extension that resolved following dose modifications.
BHB‑1893 has also been evaluated by Hengrui in a randomized, placebo‑controlled Phase 2 trial in patients with nHCM (“Phase 2 nHCM Study 202”), from which results were presented in May 2026. In this trial, BHB-1893-treated patients were observed to have rapid, substantial, and statistically significant reductions in secondary endpoints that are cardiac biomarkers, which were observed to rapidly reverse during trial drug washout. Patients’ functional status and exercise capacity were also higher at the end of the trial compared to baseline. On echo, BHB-1893 treated patients showed statistically significant, dose-dependent improvements in myocardial relaxation, hemodynamic benefit, and cardiac remodeling compared to placebo-treated patients, including observed improvements in diastolic function. Additionally, no patients in the intervention cohorts required trial drug interruption for LVEF reductions, which, together with BHB-1893’s pharmacokinetic profile, supports a generally favorable profile.
Our Phase 3 development strategy is informed by clinical data generated to date, including extensive experience from prior studies conducted by Hengrui, which is concurrently developing the same compound, referred to as HRS‑1893, in Mainland China, Hong Kong, Macau and Taiwan (collectively, “Greater China”), including an ongoing Phase 3 trial in oHCM (“Phase 3 oHCM Study 301”). We obtained worldwide rights (excluding Greater China) to BHB-1893 in September 2025 through the Exclusive License Agreement. All clinical trials of BHB-1893 completed to date, including the Phase 1 and Phase 2 trials described in this prospectus, were designed, sponsored, and conducted by Hengrui, primarily in China, with one Phase 1 trial conducted in Australia. We were not involved in the design, conduct, or oversight of these trials.
We plan to advance BHB-1893 through global Phase 3 development in both oHCM and nHCM. We expect to initiate LIONHEART-HCM, our global Phase 3 trial in oHCM in the second half of 2026 and NOBLEHEART-HCM, our global Phase 3 trial in nHCM in the first half of 2027. In addition to our planned global Phase 3 trials in oHCM and nHCM, Hengrui is conducting a Phase 2 trial of HRS-1893 in heart failure with preserved ejection fraction (“HFpEF”), in Greater China, with expected data readouts in the second half of 2027. As of June 9, 2026, more than 300 individuals globally have been dosed with BHB-1893 across clinical trials conducted by Hengrui.
Our Pipeline
Our pipeline is focused on advancing BHB-1893 across multiple cardiovascular indications with significant unmet need. With planned global Phase 3 programs and ongoing development efforts by Hengrui in Greater China, we aim to establish BHB-1893 as a foundational therapy in HCM and expand its potential into related conditions such as HFpEF. The following figure summarizes the current clinical development plan for BHB-1893 / HRS-1893 across two potential programs:
Note: Hengrui is conducting an ongoing Phase 3 oHCM clinical trial and an ongoing Phase 2 HFpEF clinical trial of HRS-1893 in China
Our Management Team, Investors, and Corporate History
Our management team has extensive experience in cardiovascular drug discovery and development, clinical development, finance and company building, including through prior leadership roles at public biopharmaceutical companies. We believe the team we have assembled has the experience needed to efficiently and effectively advance our pipeline, as well as to identify and capitalize upon the future opportunities in this large, growing market.
•Travis Murdoch, M.D., our Chief Executive Officer, has over 15 years of leadership experience in the biopharmaceutical industry and clinical medicine, is a co-founder and Board Member of Ollin Biosciences, Inc. Prior to joining Braveheart, Travis was Chief Executive Officer and founder of Human Immunology Biosciences, Inc. (HI-Bio), a precision immunology company that was acquired by Biogen Inc. in 2024 for up to $1.8 billion. Following the acquisition of HI-Bio, Travis joined Biogen’s leadership team, leading the West Coast Hub through multiple Phase 3 trial initiations for HI-Bio’s lead program, felzartamab. Travis was previously a partner at Monograph Capital and an investor with Softbank Vision Fund. Travis is a gastroenterologist and internist who worked with Northern communities in Canada.
•J. Paul Rickey, our Chief Financial Officer, has deep experience in private and public company operations, finance, corporate development, and strategic planning and has proven success in early-stage financing, reverse mergers, IPOs, and M&A transactions. He previously served as CFO of Alpine Immune Sciences, Inc. from 2017 through its $4.9 billion acquisition by Vertex Pharmaceuticals, Inc. in June 2024.
•Marc Evanchik, M.S., our Chief Scientific Officer, brings over 25 years of experience in the biopharmaceutical industry, with deep expertise in the discovery and development of novel medicines and cardiac myosin inhibitors in particular. Prior to joining Braveheart, Marc played a key role in establishing pharmacology capabilities at MyoKardia, Inc. and led cardiovascular research at Edgewise Therapeutics, Inc. Over the course of his career, Marc moved multiple therapeutic candidates into registrational studies including the development of Camzyos (mavacamten), the first-in-class cardiac myosin inhibitor. Marc is also an inventor on multiple patents related to novel treatments for heart muscle disorders and cardiac remodeling.
•Michele Anderson, our Chief Development Officer, brings over 25 years of experience in drug development and regulatory strategy. Her previous experience includes a leadership role at Biogen’s West Coast Hub (formerly HI-Bio), where she managed regulatory affairs, pharmacovigilance, and quality, and launched multiple Phase 3 trial initiations for felzartamab.

Before that, at Gilead Sciences, Inc., she led the regulatory affairs aspects involved in the development and worldwide approvals of antiviral therapies for HCV and HBV.
•Emil deGoma, M.D., FACC, FAHA, our Chief Medical Officer, brings extensive experience in medical research, clinical medicine, and drug development across both prevalent and rare cardiovascular diseases. Prior to his current role, Emil served as SVP of Medical Research at Tourmaline Bio, Inc., where he led the pacibekitug program in cardio-immunology, SVP of Clinical Development at ChemoCentryx, Inc. and VP of Clinical Development at Akebia Therapeutics, Inc. (Vafseo). Emil received an A.B. in Biochemical Sciences from Harvard College and earned his M.D. from Harvard Medical School. He completed his internal medicine residency, chief residency, and cardiology fellowship at Stanford University, where he trained in the Center for Inherited Cardiovascular Disease, followed by a vascular medicine fellowship at the University of Pennsylvania.
Since our inception, we have raised approximately $185 million from a group of leading life sciences investors, including AH Bio Fund IV, L.P. (a16z Bio), Enavate Sciences (a platform of Patient Square Capital), Forbion Ventures Fund VII Coöperatief U.A. and Forbion Growth Opportunities Fund III Coöperatief U.A., Frazier Life Sciences Public Fund, L.P., and OrbiMed Private Investments IX, LP. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and have purchased their shares in prior offerings at prices lower than the anticipated price offered to the public in this offering. We undertake no obligation to disclose further information about their investments in the Company. See the sections titled “Certain Relationships and Related Persons Transactions” and “Principal Stockholders” for more information on prior purchases by and current holdings of certain of these investors.
Our Strategy
Our goal is to improve the treatment options for patients with HCM and other cardiovascular diseases. We believe BHB‑1893 can meaningfully improve upon first‑generation cardiac myosin inhibitors and address key limitations such as speed of onset, depth of gradient response, systolic safety, reversibility, and prescribing complexity. Key elements of our strategy include:
•Advance BHB-1893 through late-stage clinical development to position it as the preferred treatment option for patients with oHCM. We are planning LIONHEART-HCM, our global Phase 3 oHCM trial designed to evaluate efficacy and safety using a simplified dosing approach informed by preclinical and clinical data generated to date. We believe our strategy can support regulatory approval of BHB-1893 with a differentiated clinical profile. Additionally, we believe the majority of BHB-1893-treated patients have the potential to achieve target LVOT-G with no dose titration and the remainder to only require a single-step titration, enabling potentially improved efficacy, tolerability, and simplified monitoring requirements compared to first-generation CMIs. We may also conduct additional clinical studies of BHB-1893 to generate data intended to support potential additional labeling claims, and to inform the clinical profile of BHB-1893 relative to other treatment options.
•Advance BHB-1893 through late-stage clinical development to position it as the preferred treatment option for patients with nHCM. We are planning NOBLEHEART-HCM, our global Phase 3 nHCM trial designed to evaluate efficacy and safety in patients with nHCM, where there are currently no approved treatment options. In BHB-1893’s clinical and preclinical profile to date, we have observed faster relaxation, reversed abnormal thickening, and improved blood flow of the heart, which we believe support potential disease modification in nHCM. Additionally, patients in a Phase 2 trial treated with BHB-1893 were observed to have improvements in echo measures of cardiac relaxation, objective biomarkers for cardiac stress, and symptoms compared to patients randomized to receive placebo.

•Leverage clinical development experience and data generated by our partner in Greater China. Hengrui has generated substantial clinical experience with BHB-1893 and is conducting a Phase 3 oHCM trial in Greater China. This collaboration provides us with access to extensive clinical data across multiple studies that inform dose selection, titration strategy, and the consistency of pharmacodynamic and efficacy responses, enabling us to refine and accelerate our global development plans in a capital-efficient manner. Based on FDA regulatory discussions to date, we believe data generated from Hengrui’s Phase 3 oHCM Study 301, along with additional confirmatory evidence, may support an NDA filing for BHB-1893 in the United States.
•Build the capabilities required to support global development and to maximize potential commercialization of BHB-1893. We are pursuing a multi-path manufacturing strategy intended to support global clinical supply and long-term readiness of BHB-1893. We hold exclusive rights to develop, manufacture and commercialize BHB-1893 worldwide, excluding Greater China. We expect to expand our team and develop internal resources to establish expertise and capabilities needed to support the potential commercialization and life cycle management of BHB-1893.
•Maximize the potential of our pipeline by expanding into additional cardiovascular diseases. We plan on identifying additional diseases with high unmet need that can be addressed by sarcomere modulation. For example, Hengrui is currently evaluating HRS-1893 in a Phase 2 trial in patients with HFpEF in Greater China, which may generate information relevant to our potential pipeline expansion. In addition, we have exclusive worldwide rights to Hengrui’s library of additional compounds that bind to myosin. We may selectively evaluate and explore additional pipeline expansion opportunities to further development and commercialization.
Overview of hypertrophic cardiomyopathy
Disease background
HCM is a chronic and progressive cardiovascular disorder characterized by unexplained thickening (“hypertrophy”) of the left ventricle. The left ventricle is the heart’s main pumping chamber, circulating oxygen-rich blood to the rest of the body. While HCM is often genetic in origin, most patients do not have an identifiable pathogenic mutation. HCM is widely recognized as a serious and life-threatening condition, primarily due to its role as the leading cause of sudden cardiac death in young adults and competitive athletes.
The central pathophysiologic feature of HCM is excessive contractile activity of the heart driven by muscle fiber units called sarcomeres. This overactive contraction increases the heart’s energy demand and mechanical stress while impairing its ability to relax, which together trigger harmful structural changes including enlargement of heart muscle cells, disorganization of sarcomeres, scarring of the tissue between cells, and poor function of the small blood vessels supplying the heart. The resulting ventricle becomes thickened and stiff. It cannot fill properly at normal pressures, causing filling pressures to rise and limiting the heart’s ability to deliver oxygen-rich blood to the body. Taken together, these changes can lead to debilitating symptoms such as shortness of breath, fatigue, heart palpitations, dizziness, and exercise intolerance. These structural abnormalities also disrupt the heart’s electrical signaling, making patients more prone to abnormal heart rhythms, such as atrial fibrillation (“AFib”), and sudden cardiac death. Although cardiac pumping (“systolic”) function as measured by LVEF is typically preserved or elevated early in the disease, progressive scarring can eventually lead to heart failure with reduced ejection fraction. HCM is a disease with high economic and clinical burden. Nearly one in 15 HCM patients progress to advanced heart failure, and approximately 38% of symptomatic oHCM patients are hospitalized annually.
HCM is a highly heterogenous disease encompassing a wide spectrum of clinical manifestations. Two principal phenotypes are recognized: obstructive HCM and non-obstructive HCM. Both share the same underlying biology of sarcomere-mediated hyperdynamic contractility and maladaptive remodeling but differ in their hemodynamic expression.

Obstructive HCM background
oHCM is characterized by the presence of dynamic obstruction within the left ventricular outflow tract (“LVOT”), the funnel through which blood is pumped from the left ventricle to the rest of the body. Clinically, obstruction is considered hemodynamically significant when the peak LVOT-G is ≥30 mmHg at rest or with provocation, achieved through exercise or Valsalva maneuver. LVOT-G is not merely a diagnostic marker; it is directly linked to disease severity. Long-term observational data from a large cohort (n=1101) of HCM patients have demonstrated that LVOT-G of 30 mmHg or higher is a strong, independent predictor of death and progression to severe symptoms of heart failure. oHCM patients may experience progressive symptoms, recurrent hospitalizations, and an elevated risk of heart failure, arrhythmia, and premature mortality.
Elevated LVOT-G is linked to symptoms in oHCM. Patients frequently experience shortness of breath during physical activity, exercise intolerance, chest discomfort, and fainting. Because LVOT-G is measurable and mechanistically linked to hypercontractility, it serves as a clear therapeutic target. CMIs reverse pathophysiologic hypercontractility at the sarcomere level, thereby relieving obstruction and improving symptoms.
Despite the availability of recently approved therapies, many oHCM patients continue to experience persistent unmitigated symptoms and significant treatment burden, highlighting a meaningful residual unmet medical need.
Non-obstructive HCM background
nHCM is characterized by left ventricular hypertrophy without a significant LVOT-G (<30 mmHg) either at rest or with provocation. Although nHCM patients do not demonstrate the dynamic obstruction that defines oHCM, they may experience a comparable symptom burden. Symptoms, including shortness of breath, fatigue, and exercise intolerance, are driven primarily by impaired relaxation, increased myocardial stiffness, and elevated filling pressures. Because the hypertrophied ventricle is less compliant, it has limited ability to increase filling and pumping capacity during exercise.
There are currently no FDA-approved therapies specifically indicated for nHCM, and we believe there remains significant unmet need for therapies that can improve symptoms and function and potentially affect disease biology.
Market opportunity for HCM
HCM is commonly reported in the medical literature to affect approximately one in 500 individuals in the general population, although recent studies report HCM prevalence as one in 345. However, the true prevalence may be higher, as published epidemiological studies have primarily identified patients with clinical manifestations, such as left ventricular wall thickening, and may not capture individuals who have not yet developed clinically detectable disease. Based on published estimates, we believe approximately 700,000 to 960,000 individuals in the United States have HCM, of whom more than 475,000 are estimated to have the oHCM phenotype, with the remainder having nHCM.
Based on an analysis of medical claims data conducted by a third-party data provider, the diagnosed prevalence in the United States in 2026 is projected to be approximately 196,000 oHCM patients and 145,000 nHCM patients, as shown in Figure 1 below. Since the approval of mavacamten, the first CMI approved for the treatment of oHCM in April 2022, the rate of oHCM diagnosis has increased to a compound annual growth rate (“CAGR”) of approximately 10% year-over-year, which we believe reflects growing disease awareness among clinicians and improved identification of affected patients. Increasing rates of diagnosis may expand the population of patients eligible for pharmacologic treatment, thereby enlarging the addressable market for disease-modifying therapies. As diagnostic rates increase, a larger proportion of patients may be identified earlier in the disease course and become candidates for pharmacologic intervention, which may further contribute to expansion of the total addressable market for disease-modifying therapies over time.

Figure 1: Forian claims database analysis showing the year-over-year growth in diagnosed oHCM patients in the United States.
¹ Forian claims analysis
Today, the majority of patients treated with CMIs are managed in academic centers due to the burden of safety monitoring, dose adjustments, and concerns around LVEF reductions. Community practices often lack the dedicated staff, infrastructure, and operational capacity to manage these requirements.
We believe BHB-1893 may be favorably positioned to expand prescribing into community practice settings by reducing the operational, clinical, and safety-related barriers that currently limit community adoption of CMIs.
Clinical assessment and endpoints
Clinical development in HCM commonly relies on a combination of hemodynamic, functional, patient-reported and biomarker endpoints, including:
•Peak oxygen uptake, as measured by cardiopulmonary exercise testing (“CPET”). pVO2, a quantitative measure of exercise capacity, measures the highest amount of oxygen consumption during peak exercise. It has been shown to be a predictor of select outcomes in HCM studies, including all-cause mortality, cardiovascular mortality, sudden cardiac death, transplant, and paroxysmal and permanent AFib. pVO2 was the primary endpoint in aficamten’s Phase 3 oHCM trial and was a part of the primary composite endpoint in mavacamten’s Phase 3 oHCM trial.
•LVOT gradients in oHCM (resting and provoked). Elevated LVOT-G, as measured by echocardiography at rest and under provocation, is a hallmark of oHCM and serves as a central diagnostic indicator and measure of therapeutic effect. LVOT-G is widely recognized in clinical practice guidelines as the defining feature of oHCM (i.e., obstruction is clinically defined as an LVOT-G >30 mmHg) and has been used as a key secondary endpoint in pivotal registrational trials for oHCM therapies.
•Patient-reported outcomes such as KCCQ-CSS and NYHA. KCCQ is a validated 23-item patient-reported instrument that was developed to assess heart failure health status. The Clinical Summary Score of the KCCQ (“KCCQ-CSS”) was included as a key secondary endpoint in Phase 3 oHCM trials of mavacamten and aficamten. Additionally, New York Heart Association (“NYHA”) functional classification is used to stratify heart failure severity into four classes (no symptoms, mild, moderate and severe) based on symptom severity and physical activity limitations. NYHA class improvement was a part of the primary composite endpoint in mavacamten’s Phase 3 oHCM trial.
•Cardiac-specific biomarkers, including NT-proBNP and cTnI. NT-proBNP is a precursor to brain natriuretic peptide (“BNP”), a hormone produced in response to myocardial wall stress, and is used as a biomarker in clinical trials to assess the effect of investigational heart failure therapies. Elevated levels of NT-proBNP are an accepted indicator of heart failure. Cardiac troponin I (“cTnI”) is a structural protein specific to cardiac muscle that is released into the bloodstream following cardiomyocyte injury or death.
•Echo measures of diastolic function and structural remodeling, including LAVI, e’, e/e’ ratio, LVMI and LVWT.
◦Left atrial volume index (“LAVI”) measures how enlarged the left atrium is and serves as an indirect measure of filling pressure. When the left ventricle is stiff and has impaired relaxation, left atrial pressure rises over time, causing the atrium to dilate. A higher LAVI is a sign that the heart has been under chronically elevated filling pressure.
◦Another measure of diastolic function is lateral early mitral annular velocity, also referred to as e-prime (“ e’ ”), which measures how quickly the heart muscle relaxes after it contracts. In HCM, impaired relaxation leads to a reduced e’, which is one of the hallmarks of diastolic dysfunction.
◦E/e’ ratio compares how fast blood flows into the heart with how well the heart muscle relaxes. When this ratio is high, it indicates that blood is being forced into a stiff heart at higher pressure, which is associated with symptoms like shortness of breath, fatigue, and reduced exercise capacity.
◦Cardiac remodeling is measured by left ventricular mass index (“LVMI”), and left ventricular wall thickness (“LVWT”). An elevated LVMI measures the mass of the left ventricle. A higher LVMI and LVWT means more abnormal thickening (hypertrophy), which is linked to worse relaxation, higher risk of heart rhythm problems, and poorer long‑term outcomes.
Overview of current HCM treatments
Current oHCM therapies primarily target symptom relief. Non-vasodilating beta blockers such as metoprolol are considered first-line therapy, with medications titrated to a dose where symptom benefit is observed, though dose-limiting side effects frequently prevent many patients from reaching therapeutically effective levels. Beta blockers have not been approved by either the FDA or the EMA for the treatment of HCM. Beta blocker agents reduce heart rate and myocardial contractility, prolong diastole, and may modestly decrease LVOT-G. However, beta blockers do not directly target the underlying sarcomere defects that drive disease. Symptom relief with beta blockers is frequently incomplete, and many patients continue to experience clinically meaningful exercise intolerance and shortness of breath even at maximal tolerated doses. Their use can also be constrained by abnormally low blood pressure, slow heart rate, fatigue, exercise intolerance, depression, erectile dysfunction, and sleep disturbance. Cardiovascular side effects may be particularly less well tolerated in patients with advanced diastolic dysfunction. As a result, while these therapies remain foundational, they are largely supportive and do not address the underlying disease biology.
Calcium channel blockers (e.g., verapamil and diltiazem) are alternatives to beta blockers for oHCM patients when beta blockers are ineffective or not tolerated. While calcium channel blockers can reduce heart rate and improve diastolic filling, their ability to meaningfully lower LVOT-G is limited, and the clinical evidence supporting their efficacy in oHCM is sparse. Neither verapamil nor diltiazem has been approved by the FDA or the EMA for the treatment of HCM.

Patients with HCM who do not respond to first-line therapy are candidates for escalation of therapy, such as first-generation CMIs, mavacamten and aficamten, or invasive septal reduction therapy (“SRT”), a highly specialized, invasive surgical approach that involves removing the obstructing segment of the interventricular septum through an open-heart procedure, and is generally only considered in patients with severe symptoms and LVOT-G >50 mmHg.
Background of first-generation CMIs
In recent years, cardiac myosin inhibition has emerged as a new class of therapies that have been approved by the FDA, EMA, and other regulatory agencies for the treatment of symptomatic oHCM. Mavacamten was approved by the FDA in April 2022 and aficamten was approved in December 2025. These agents are associated with clinically significant limitations across pharmacologic, safety, and operational factors that we believe may constrain their broader adoption and clinical utility.
Mavacamten and aficamten are small-molecule, allosteric inhibitors of cardiac myosin that reduce cardiac hypercontractility by decreasing the number of active actin-myosin cross-bridges, allowing the sarcomere to detach and lengthen more rapidly during diastole. Both agents have been shown to reduce LVOT-G, improve exercise capacity, and improve health status in patients with oHCM. However, systolic dysfunction, as measured by a reduced LVEF <50%, is a recognized class effect of existing FDA-approved CMIs based on their mechanism of action.
Mavacamten was evaluated in EXPLORER-HCM, a large Phase 3 trial in 251 symptomatic oHCM patients receiving standard of care treatment. Participants were randomized 1:1 to receive either mavacamten starting at 5 mg once per day (“QD”) or placebo for 30 weeks. The trial implemented an individualized, protocol-defined titration algorithm that allowed for dose adjustments to 2.5 mg, 10 mg, or 15 mg QD based on LVOT-G and mavacamten plasma concentration. The trial met its primary endpoint of achieving a composite of pVO2 improvement and stabilization or improvement in NYHA class at Week 30, with 37% of mavacamten-treated patients vs. 17% of placebo patients achieving the composite. Mavacamten-treated patients were also observed to show improvements in secondary endpoints, including change in post-exercise LVOT-G, KCCQ-CSS and NYHA class improvement, as well as favorable effects on cardiac structure and biomarkers. 57% of mavacamten-treated patients were observed to experience a post-exercise LVOT-G of <30 mmHg. Seven patients (5.7%) on mavacamten were observed to experience LVEF reduction to <50%, and the mean LVEF reduction was 3.9% at week 30 in mavacamten-treated patients.
Mavacamten was also studied in a Chinese population in EXPLORER-CN. In this Phase 3 trial conducted in China, a total of 81 symptomatic oHCM patients were randomized 2:1 to receive either mavacamten at a starting dose of 2.5 mg QD or matching placebo. Individualized doses of 1, 2.5, 5, 10, or 15 mg were allowed based on individualized, protocol-defined assessments of LVEF, LVOT-G, and predose plasma concentration of mavacamten. After 30 weeks of treatment, a significant improvement in the primary endpoint of change in Valsalva LVOT-G from baseline compared with placebo was observed in patients treated with mavacamten.
Aficamten was evaluated in SEQUOIA-HCM, a large Phase 3 trial in 282 symptomatic oHCM patients receiving standard of care treatment. Participants were randomized 1:1 to receive either aficamten starting at 5 mg QD or placebo for 24 weeks. The trial implemented an individualized, protocol-defined titration algorithm that allowed for dose increase to 10 mg, 15 mg, or 20 mg QD based on LVEF and LVOT-G as measured by echocardiography. The trial met its primary endpoint of change in pVO2 from baseline to Week 24. Aficamten-treated patients were observed to experience a mean pVO2 increase of 1.8 mL/kg/min compared to 0.0 mL/kg/min with placebo. Treated participants were also observed to experience improvements in secondary endpoints, including change in post-Valsalva LVOT-G, KCCQ-CSS and NYHA class improvement, as well as favorable effects on cardiac structure and biomarkers. 49% of aficamten-treated patients achieved post-Valsalva LVOT-G of <30 mmHg. Five patients (3.5%) on aficamten were observed to experience LVEF reduction to a range from 34% to 48%, and the mean LVEF reduction was 4.8% at week 24 in aficamten-treated patients.

Aficamten was also studied in MAPLE-HCM, a Phase 3 trial in 175 patients with symptomatic oHCM. Participants were randomized 1:1 to receive either aficamten starting at 5 mg QD or metoprolol starting at 50 mg QD. The trial implemented an individualized, protocol-defined titration algorithm that allowed for dose increase to 10 mg, 15 mg, or 20 mg QD based on LVEF and LVOT-G as measured by echocardiography. The trial met its primary objective of change in pVO2 from baseline to Week 24. A mean between-group difference of 2.3 mL/kg/min was observed in aficamten-treated patients.
In these Phase 3 oHCM clinical trials, participants assigned to receive mavacamten and aficamten were observed to experience statistically significant improvements in pVO2 and KCCQ-CSS compared to participants assigned to receive placebo. Participants treated with mavacamten and aficamten in these trials were also observed to have reduced resting and post-Valsalva LVOT-G. Complete gradient response rate, a measure of the proportion of patients that achieve target LVOT-G, was also reported. In clinical trials for current marketed CMIs for the treatment of symptomatic oHCM, complete response rates of approximately 50% to 60% were observed, as summarized in Figure 2 below.
Figure 2: Summary of complete gradient response rates observed in clinical trials of select CMIs

Complete response at end of treatment (%)
100%
75%
50%
25%
0%
57%
48%
49%
NR

	mavacamten		aficamten	
	EXPLORER-HCM (N=123)	EXPLORER-CN (N=54)	SEQUOIA-HCM (N=142)	MAPLE-HCM (N=88)
Treatment duration (weeks)	30	30	24	24
Baseline Valsalva LVOT-G (mmHg)	72 (32)	106.8 (43.2)	83 (32)	75.3 (34.0)
Valsalva LVOT-G <30mmHg	**57% (64/113)**	**48% (26/54)**	**49% (70/142)**	**NR**

EXPLORER-HCM EXPLORER-CN SEQUOIA-HCM MAPLE-HCM

Source: EXPLORER-HCM (Olivotto et al., Lancet 2020; represent post-exercise LVOT gradient responses). EXPLORER-CN (Tian et al., JAMA Cardiol. 2023). SEQUOIA-HCM (Maron MS et al., N Engl J Med 2024). MAPLE-HCM (Garcia-Pavia et al., N Engl J Med 2025).
NR = not reported.
Despite the advances provided by these agents, we believe they are limited on treatment benefit, safety, and convenience, and there remains a need for improved treatment options.
In nHCM, mavacamten was evaluated in ODYSSEY-HCM, a Phase 3 trial that enrolled 580 symptomatic nHCM patients. Participants were randomized 1:1 to receive either mavacamten starting at 5 mg per day or placebo for 48 weeks. Protocol-defined dose adjustments to 1 mg, 2.5 mg, 10 mg, or 15 mg QD were implemented based on LVEF as measured by echocardiography. The trial failed to meet its dual primary endpoints of change from baseline in KCCQ-CSS and pVO2. In the trial, an LVEF of <50% occurred in 62 patients (21.5%) assigned to receive mavacamten and five patients (1.7%) assigned to receive placebo, whereas an LVEF of 30% or lower was observed in seven patients (2.4%) in the mavacamten group and none in the placebo group. These reductions in LVEF triggered a protocol-defined interruption of trial drug for at least four weeks.
Aficamten was studied in ACACIA-HCM, a Phase 3 trial that enrolled 516 participants (outside Japan) with symptomatic nHCM. Participants were randomized 1:1 to receive either aficamten starting at 5 mg per day or placebo. Protocol-defined dose adjustments to 10 mg, 15 mg, or 20 mg QD were implemented based on LVEF as measured by echocardiography. The trial met its dual primary endpoints of change in KCCQ-CSS and pVO2 from baseline to Week 36. LVEF <50% occurred in 27 (10%) participants receiving aficamten and in two (1%) participants receiving placebo, requiring trial drug reductions. Two participants on aficamten experienced a serious adverse event of heart failure associated with LVEF <50%. Trial drug interruptions due to LVEF <40% occurred in 3% of participants receiving aficamten.
In these Phase 3 nHCM clinical trials, participants assigned to receive mavacamten and aficamten were observed to experience placebo-adjusted KCCQ-CSS improvements of 2.7 and 3.0 points, respectively, and pVO2 improvements of 0.47 and 0.67 mL/kg/min, respectively. The between group differences in ACACIA-HCM were statistically significant. We believe these results demonstrate the unmet need for treatment options that offer nHCM patients greater benefit on symptoms and functional capacity.
The Phase 3 trials of mavacamten and aficamten described above were conducted at a later stage in the development process using different trial designs than the Phase 2 clinical trial of BHB-1893. Accordingly, the trial results of mavacamten and aficamten may not be directly comparable to those observed in the clinical trial of BHB-1893 to date and described elsewhere in this prospectus, nor to those that we may observe in our planned Phase 3 trials. We have not conducted, and do not currently plan to conduct, any head-to-head clinical trials with mavacamten or aficamten.
Further, mavacamten was evaluated in the Phase 2 PIONEER-HCM trial, where the primary endpoint was change in post exercise LVOT-G at 12 weeks in patients with symptomatic oHCM. Participants receiving 10 mg to 20 mg QD mavacamten monotherapy in Cohort A experienced reduced mean post exercise LVOT-G from 103 mmHg at baseline to 19 mmHg at 12 weeks. Post exercise LVOT-G in Cohort B, where participants received 2 mg to 5 mg QD mavacamten with allowed use of beta blockers, was reduced from 86 mmHg to 64 mmHg. Resting LVEF changed by a mean of −15% in Cohort A and −6% in Cohort B.
Aficamten was studied in symptomatic oHCM patients in Cohorts 1 and 2 of the Phase 2 REDWOOD-HCM trial. The primary objective was to determine the safety and tolerability of different doses of aficamten. In Cohort 1, aficamten was started at 5 mg with 10 mg and 15 mg available, while patients in Cohort 2 were started on 10 mg with 20 mg and 30 mg available. Doses were titrated based on LVOT-G and LVEF. After 10 weeks of treatment, Valsalva LVOT-G decreased in patients receiving aficamten in Cohort 1 from 74 mmHg to 38 mmHg, in aficamten Cohort 2 from 82 mmHg to 30 mmHg, and in the pooled placebo group from 85 mmHg to 76 mmHg. Over the treatment period, LVEF decreased in patients receiving aficamten in Cohort 1 (least squares mean difference vs. placebo, −7.2%, p=0.007) and in Cohort 2 (least squares mean difference vs. placebo −11.7%, p<0.0001). Two out of 14 (14%) patients receiving aficamten in Cohort 2 developed LVEF <50%. Aficamten was also studied in 41 symptomatic nHCM patients in Cohort 4 of the open-label Phase 2 REDWOOD-HCM trial. The primary objective was to determine the safety and tolerability of aficamten and the incidence of LVEF <50%. On secondary endpoints, it was reported that ten (26%) treated patients experienced a ≥20 point improvement in KCCQ-CSS and that NT-proBNP levels dropped 56% in treated patients at Week 10.
Limitations of First-Generation CMIs
First-generation CMIs carry a notable risk of systolic dysfunction, specifically, reduced LVEF and heart failure. We believe that the propensity for systolic dysfunction associated with these agents may be influenced by molecule-specific pharmacokinetic properties and drug-drug interactions, necessitating careful dose management and frequent echo monitoring. We have highlighted below several of the limitations of first-generation CMIs which underscore our belief in the need for further innovation in the class.
Risk of systolic dysfunction introduces operational complexity
Idiosyncratic drops in LVEF or greater than targeted exposure with first-generation CMIs may cause systolic dysfunction (reduced LVEF below 50%) that can lead to signs or symptoms of heart failure. For example, multiple cases of LVEF <50% were reported in mavacamten-treated and aficamten-treated patients in Phase 2 and Phase 3 trials. In pivotal Phase 3 trials, first-generation CMIs required complex, multi-week dose-titration regimens with repeated echo assessments to reach target LVOT-G while monitoring for LVEF safety. For example, in SEQUOIA-HCM, 83.6% of patients required titration to the two highest dose strengths of aficamten, necessitating four to six weeks simply to arrive at the target efficacious dose.
To mitigate the risk of systolic dysfunction for both mavacamten and aficamten, the FDA has required burdensome REMS programs, which mandate controlled dose titration and frequent echo monitoring. Under these REMS programs, treatment must be initiated at a low dose and titrated in accordance with a structured dosing algorithm incorporating assessments of post-Valsalva LVOT-G and LVEF. This regimen may require patients to make frequent visits to REMS-certified healthcare providers, in certain cases as often as every other week over a period of several months, until an appropriate dose is established, as illustrated in Figure 3 below.
Figure 3: Comparison of scheduled echo monitoring frequency in first-generation CMIs
Note: Estimated titration timing assume echocardiograms are performed as early as possible and that no down-titration is required. Pyramids represent scheduled echocardiograms.
SV = screening visit to confirm drug eligibility; D1 = patient enrollment.
¹ Ending dose mg (% in Phase 3 trials) – EXPLORER-HCM, SEQUOIA-HCM, MAPLE-HCM. ² Number of echos includes eligibility echocardiogram and patient enrollment form. ³ Patients are initiated at 5 mg.
Under their respective REMS programs, mavacamten and aficamten impose a substantial echocardiographic monitoring burden:
•Mavacamten requires echocardiograms every four weeks during initiation (Weeks 4, 8, and 12), resulting in a minimum of five echocardiograms over 12 weeks of titration. For patients with residual LVOT-G who require a dose increase to 10 mg, as 33% of patients in EXPLORER-HCM did, two more echos are required totalling 24 weeks of dose titration.
•Aficamten requires echocardiography as early as 14 days post-initiation. Patients titrating to higher dose levels require additional echos every two to eight weeks. In SEQUOIA-HCM, 83.6%

of patients required the two highest dose strengths, necessitating at least five to six echocardiograms over six to eight weeks to reach the target dose.
We believe these complex prescribing and monitoring requirements may constrain uptake and market expansion of first-generation CMIs. We understand that providers have limited capacity to deliver the frequent echo assessments and titration visits required under these REMS, creating operational bottlenecks, particularly in community cardiology settings where access to serial echocardiography is more limited. We believe this burden may restrict the expansion of CMI use beyond academic and high-volume centers.
“LVEF cost” may delay gradient relief and limit efficacy
First-generation CMIs cause parallel, dose-dependent reductions in LVEF and LVOT-G. We refer to the relationship between LVEF and LVOT-G as the “LVEF cost”. First-generation CMIs are limited by their relatively high LVEF cost. Complete gradient responses were observed in 49% of aficamten-treated patients in SEQUOIA-HCM at Week 24 and 57% of mavacamten-treated patients in EXPLORER-HCM at Week 30, leaving a meaningful proportion of patients who failed to reach the target gradient during the treatment period due to excessive reductions in LVEF.
Greater than targeted exposure of first-generation CMIs cause excessive drops in systolic function, increasing a patient’s risk of heart failure and triggering mandatory dose reduction or treatment interruption. FDA approved labels for Camzyos and Myqorzo require physicians to curtail up-titration before a complete gradient response is achieved in patients with low LVEF, capping the benefit a patient can derive from therapy. This dynamic may potentially limit efficacy. Accordingly, a substantial subset of patients remain on suboptimal doses and may not realize the full therapeutic potential of cardiac myosin inhibition.
PK profiles drive prolonged treatment timeline and create a reversibility concern for physicians
The pharmacokinetics of first-generation CMIs impose a prolonged timeline from treatment initiation to achievement of a complete Valsalva LVOT-G response, which is the treatment target. This slow speed of onset is driven by two compounding factors. First, the inherent half-life characteristics of these agents delay the attainment of steady-state plasma concentrations, and second, complex, multi-step dose titration protocols are required to safely escalate toward the target effect.
In addition, the metabolic profiles of first-generation CMIs introduce a significant “reversibility gap” that compounds the clinical challenges associated with managing systolic function during treatment. Both mavacamten and aficamten are metabolized through cytochrome P450 (CYP) enzyme pathways, resulting in extended elimination half-lives that may prolong the washout period up to several weeks following dose interruption. This means that when a patient’s LVEF declines below the safety threshold and a dose reduction or interruption is triggered, the drug may continue to cause systolic dysfunction for an extended and, in some cases, unpredictable period before clearance is achieved. The resulting clinical uncertainty from the inability to quickly “turn off” the drug’s effect on contractility may introduce a cautionary dynamic into prescribing behavior that may further constrain dose escalation and may limit the proportion of patients who achieve a complete gradient response.
No FDA-approved therapies for nHCM
Despite the significant burden of nHCM, there are currently no therapies approved by the FDA or the EMA specifically indicated for this patient population. Mavacamten failed to meet the co-primary endpoints of change from baseline in pVO2 and KCCQ-CSS in the Phase 3 ODYSSEY-HCM trial. Aficamten recently met the dual primary endpoints in the Phase 3 ACACIA-HCM trial of change from baseline in pVO2 and KCCQ-CSS. Current nHCM patient management relies on off-label use of beta blockers, calcium channel blockers, and other supportive measures that address symptoms only.

We believe there remains significant unmet need for therapies that can improve symptoms and function and potentially reverse disease pathophysiology.
Our Solution - BHB-1893, a next-generation CMI designed to address the limitations of first-generation CMIs
While first-generation CMIs validated the therapeutic potential of cardiac myosin inhibition in oHCM, they carry meaningful limitations related to speed of onset, depth of gradient response, systolic safety, reversibility, and prescribing complexity. BHB-1893 has been designed and developed to address each of these limitations.
The following clinical and preclinical data was generated from trials designed and conducted by Hengrui in Greater China, unless otherwise noted.
Rapid and deep gradient reduction without prolonged titration
Early onset of activity was observed following treatment initiation. In a Phase 2 trial of BHB-1893 in oHCM, rapid and deep LVOT-G reductions were observed in BHB-1893 treated patients as early as Day 2 of dosing across all dose cohorts.
High rates of complete gradient response were observed and maintained over time. In the Phase 2 oHCM Study 201, 86% of patients in Cohort 2 (40-60-80 mg BID) had a complete gradient response (post-Valsalva LVOT-G <30 mmHg) at Week 12, and 86% of all patients were observed to experience a complete gradient response in the ongoing OLE at Week 28.
Wide therapeutic index: deep gradient reduction with minimal systolic cost
Data from patients treated with BHB-1893 showed a shallow LVEF dose-response curve and wide therapeutic index, enabling deep LVOT-G reduction with minimal systolic cost. In the Phase 2 oHCM Study 201, mean LVEF changes were -2.7%, -2.1%, and -1.8% across the three dosing cohorts, with zero LVEF events below 55% and zero dose reductions during the 12-week treatment period. Modeling indicated a shallow linear reduction in LVEF but a steep non-linear reduction in LVOT-G with increasing drug exposure, suggesting BHB-1893 has a low LVEF cost. Furthermore, the modeling showed that the 40 mg and 60 mg BID doses are predicted to reduce post-Valsalva LVOT-G below 30 mmHg while maintaining LVEF reductions to -3%.
Rapid reversibility and predictable pharmacokinetics
oHCM patients being treated with BHB-1893 have been observed to achieve average post-Valsalva LVOT-G below 30 mmHg within approximately eight days, which rapidly reversed upon trial drug discontinuation across both Phase 1 and Phase 2 trials. In the Phase 2 nHCM Study 202, where BHB-1893 was titrated to LVEF thresholds of 50-55%, only four of 56 patients (7%) receiving BHB-1893 experienced a transient LVEF between 45-50%. Each event reversed with dose reduction, and no patients were dose interrupted or discontinued BHB-1893 for low EF. BHB-1893’s metabolism occurs without CYP liabilities, enabling the potential for more predictable pharmacokinetics across patient populations.
Simplified dosing with potential for significantly reduced monitoring burden
We believe BHB-1893’s Phase 2 profile supports the potential for a simplified dosing paradigm compared to first-generation CMIs. In the Phase 2 oHCM Study 201, 89% of patients ended on a maintenance dose of 40 mg or 60 mg BID. Dose selection was driven by achievement of LVOT-G <30 mmHg without patients being dose-limited by reductions in LVEF. Our proposed LIONHEART-HCM global Phase 3 oHCM trial design features a simplified dosing regimen with a one-step titration and in part B of the study, a potential for dose adjustment informed by symptoms rather than relying only on echo results. We believe these approaches could have the potential to meaningfully reduce the burden of monitoring and titration for both patients and providers, enabling broader adoption across community and academic settings alike. We believe we can leverage LIONHEART-HCM’s design to support a simplified dosing regimen with a majority of patients requiring no titration and the remainder requiring a single-step titration together with fewer needed echocardiograms for dose adjustments.
Disease modifying potential in nHCM
BHB-1893’s clinical and preclinical profile to date suggests that it has the potential to improve cardiac structure, function, and key biomarkers in nHCM. Results from the Phase 2 nHCM Study 202, were presented in May 2026. In this trial, patients receiving BHB-1893 were observed to have dose-dependent reductions in left ventricular mass and wall thickness, indicating reversal of pathologic hypertrophy beyond symptomatic relief alone. Changes in diastolic function were also observed, with normalization of myocardial relaxation and lower filling pressures, as measured by e’ and LAVI, respectively. We believe BHB-1893 may be the only pharmacologic therapy to have demonstrated normalization as well as statistically significant improvements compared to placebo on e’ and LAVI in nHCM patients. Improved LVMI, LVWT, e’, and LAVI indicate the heart is better able to fill during relaxation, increasing the volume of blood pumped, which we believe can translate to improved exercise capacity. Reductions in NT-proBNP and cTnI, key biomarkers of heart stress and injury, were observed to be rapid, sustained, and substantially greater than placebo. These mechanistic improvements were consistent with clinical improvements in feel and function, including better quality of life scores and exercise capacity. Given these findings, we believe BHB-1893 may address the underlying disease process in nHCM. We are currently planning a global Phase 3 nHCM trial to evaluate efficacy and safety in nHCM patients.
Clinical development of BHB-1893
As of June 9, 2026, more than 300 individuals have been dosed with BHB-1893 across an ongoing Phase 3 trial, two Phase 2 trials and four Phase 1 trials in China (and, in the case of Study 105, Australia). We were not involved in the design, conduct, oversight, monitoring, or analysis of these trials.
Overview of Phase 2 Clinical Trials
The trial designs of the two completed Phase 2 trials with BHB-1893 are summarized below in Table 1.
Table 1: BHB-1893 Phase 2 trials

Trial	Design	Patients	BHB-1893 doses
Study 201 - oHCM (NCT06516068)	Randomized, multi-cohort trial to evaluate the change in post-Valsalva LVOT-G	42 patients with symptomatic oHCM receiving standard of care therapy	Cohort 1: 20-40-60 mg BID (n=14) Cohort 2: 40-60-80 mg BID (n=14) Cohort 3: 40-80-120 mg QD (n=14)
Study 202 - nHCM (NCT06816251)	Randomized, double-blind, placebo-controlled trial to evaluate adverse events as well as changes in pVO2 and cardiac biomarkers	84 patients with nHCM receiving standard of care therapy on study or OLE	Low-dose cohort: 20-40 mg BID (n=28) High-dose cohort: 20-40-60mg BID (n=28) Placebo cohort (n=28)
Study 201, a Phase 2 oHCM clinical trial
BHB-1893 was investigated in a randomized, multi-cohort Phase 2 trial conducted in participants with symptomatic oHCM. The primary objective of the 12-week core treatment period was to evaluate the change in post-Valsalva LVOT-G from baseline to Week 12. Secondary objectives included assessments of exercise capacity, cardiac function by echocardiography, cardiac-specific biomarkers, health status, and safety and tolerability. The trial was designed to characterize dose-response, assess effects on obstruction and functional capacity, and inform dose selection for Phase 3 development. The endpoints evaluated in this trial have been used in prior late-stage clinical trials and have supported regulatory approvals in oHCM. The trial enrolled 42 participants randomized 1:1:1 to three cohorts: Cohort 1 started at 20 mg BID, Cohort 2 started at 40 mg BID, and Cohort 3 started at 40 mg QD of BHB-1893 initially, with protocol-defined dose adjustments during the first three weeks based on LVEF and post-Valsalva LVOT-G. After Week 12, treatment was tapered, and participants were eligible to enter a 52-week OLE trial. Figure 4 below summarizes the Phase 2 oHCM Study 201 trial design.
Figure 4: Trial design schematic for Phase 2 oHCM Study 201
Arrow indicates evaluation for dose increase. Phase 2 oHCM Study 201 is sponsored by Hengrui.
Participants were primarily managed with beta blockers as background therapy, and their post-Valsalva LVOT-G was elevated (mean of 90.8–107.2 mmHg for the three cohorts) at baseline. Summary participant characteristics are summarized in Figure 5 below.
Figure 5: Summary study participant characteristics of Study 201
Note: Data are shown as mean (standard deviation) unless otherwise specified.
While there were four BID doses available, 25 of 28 (89%) patients in the BID cohorts received 40 mg BID or 60 mg BID as their final dose level because required efficacy threshold was met, highlighting BHB-1893 was unconstrained by LVEF impact. The consistent dosing pattern supports the potential for a shorter titration period, and simplified monitoring via faster achievement of therapeutic exposure and patient benefit.
Results from the Phase 2 oHCM Study 201 were presented at the American College of Cardiology Annual Scientific Session in March 2026. Rapid and substantial reduction in LVOT-G was observed amongst patients treated with BHB-1893 within the first week of treatment and sustained through the end of Week 12. Across all cohorts, patients treated with BHB-1893 showed large absolute and percentage reductions in both resting and post-Valsalva LVOT-G. Figure 6 below summarizes the rapid and durable reduction in post-Valsalva LVOT-G. As shown below, the mean gradient dropped below the clinically relevant threshold of 30 mmHg as early as Day 5 and was sustained through Week 12. Furthermore, the mean reduction in post-Valsalva LVOT-G across the two BID cohorts was -71% after 12 weeks. Following washout, post-Valsalva LVOT-G rapidly returned to baseline levels.
Figure 6: Post-Valsalva LVOT-G values (mean ± standard error) for each cohort of Study 201
Patients treated with BHB-1893 were observed to have differentiated response rates. In Cohort 2, patients starting at the 40 mg BID showed a complete hemodynamic response (defined as a post-Valsalva LVOT-G <30 mmHg) in 12 of 14 (86%) patients. Valsalva-provoked LVOT-G is the defining feature of obstructive HCM and is widely regarded by treating physicians as the most clinically relevant hemodynamic measure in managing oHCM. An LVOT-G >30 mmHg has been shown to be a strong, independent predictor of death and progression to severe symptoms of heart failure in patients with HCM. Additionally, analyses of Phase 3 patient data for mavacamten and aficamten have showed significant associations between reductions in LVOT-G and improvements in health status as measured by KCCQ and NYHA functional class.
The mean change from baseline to Week 12 in pVO2 as assessed by CPET was 1.0 mL/kg/min in Cohort 2. All CPET was conducted on a bicycle ergometer. Peak oxygen uptake, a quantitative measure of exercise capacity, was the primary endpoint for two aficamten Phase 3 clinical trials. It has been shown to be a predictor of select outcomes in HCM studies, including all-cause mortality, cardiovascular mortality, sudden cardiac death, transplant, and paroxysmal and permanent AFib. Furthermore, six of 14 (43%) patients in Cohort 2 were observed to have had an improvement in pVO2 of ≥1.5 mL/kg/min and eight of 14 (57%) patients were observed to have had a ≥1-point improvement in NYHA classification. The mean KCCQ-CSS change in this cohort improved by 10.5 points at Week 12. Participants in Cohorts 1 and 3 were observed to experience a mean pVO2 increase of 0.7 and 0.6 mL/kg/min, as well as a KCCQ-CSS improvement of 12.1 and 17.5 points, respectively, from baseline to Week 12. In both cohorts, seven of 14 (50%) patients reported a ≥1-point improvement in NYHA classification. We believe these findings, while based on a limited sample size and not powered for formal dose-response comparisons, demonstrate the potential of BHB-1893 to drive deep gradient reductions and improve measures of daily functional capacity.
Cardiac-specific biomarkers were also assessed, where rapid and deep reductions in NT-proBNP from baseline were observed. Elevated NT-proBNP is a well-understood leading indicator of myocardial wall stress and heart failure. NT‑proBNP has also been shown to correlate with disease severity and hemodynamic burden in patients with HCM. As shown in Figure 7 below, the geometric mean of NT-proBNP level decreased 88% from baseline levels after 12 weeks. More than 80% of treated patients in the trial had NT-proBNP levels below the normal threshold of 125 pg/mL after 12 weeks. We believe these results are consistent with a rapid onset of action and meaningful improvement in underlying cardiac function.
Figure 7: Levels of NT-proBNP (geometric mean) for each cohort of Study 201

NT-proBNP
washout
normal
NT-proBNP (pg/mL)
2000
1000
1000
500
0
0
15
30
45
80
100
120
Days
Cohort 1 (n=14)
Cohort 2 (n=14)
Cohort 3 (n=14)

Note: Data are shown as geometric mean, SEM. NT-proBNP, N-terminal pro-B-type natriuretic peptide

In our modeling of the Phase 2 trial data, BHB-1893 resulted in substantial LVOT-G reduction with minimal impact on systolic performance as measured by LVEF, across the evaluated dose range. As shown below in Figure 8, the Phase 2 data showed a shallow, linear reduction in LVEF at maximum serum concentration (“Cmax”), in contrast to a deep, non-linear reduction in LVOT-G at minimum serum concentration“(Cmin”). This pharmacokinetic-pharmacodynamic relationship suggests that BHB-1893 may have low LVEF cost by relieving LVOT obstruction without causing proportionally significant reductions in systolic heart function. We believe these results support a potentially simple dose titration schedule with a majority of patients requiring no titration and the remainder requiring a single-step titration together with minimal echo monitoring.

Figure 8: Modeled relationship between drug exposures and LVEF levels (left) and LVOT-G levels (right)
Modeled relationship (solid blue line) and observed means at each dose level (dots) from participants in Study 201. Arrows highlight 40 mg and 60 mg BID, our selected doses for LIONHEART-HCM, our Phase 3 oHCM trial.
Note: For the 80 mg BID group, there were only two observed values from one subject in Study 201.
The Phase 2 trial data showed a favorable tolerability profile at all dose levels. As summarized in Figure 9 below, TEAEs were generally mild, with no drug-related serious adverse events reported. No TEAEs leading to drug interruption or discontinuation, serious adverse events, or deaths occurred.
Figure 9: Incidence of treatment-emergent adverse events and treatment-related adverse events by cohort in Study 201
TEAE = treatment-emergent adverse event; TRAE = treatment-related adverse event
Importantly, no participants were observed with LVEF <55%, and there were no dose discontinuations or treatment interruptions due to reductions in ejection fraction. The pooled mean reduction in LVEF from baseline in the BID dosing cohorts was -2.4%. We believe this Phase 2 trial is most analogous to prior Phase 2 oHCM trials with other CMIs that allowed titration based on LVEF and LVOT-G criteria to higher doses than were included in subsequent Phase 3 trials.
BHB-1893 was generally well-tolerated and participants receiving BHB-1893 in clinical trials were observed to have obstruction relief without clinically meaningful impacts on systolic performance. Taken together, we believe the overall tolerability and LVEF profile observed in the Phase 2 trial support the selection of 40 mg BID and 60 mg BID for evaluation in our planned Phase 3 oHCM clinical trial.
Phase 2 oHCM OLE
All 42 participants enrolled in the Phase 2 oHCM Study 201 elected to roll over to an ongoing OLE trial. After the last dose in core period, BHB-1893 was tapered for up to three weeks and washed out. After a treatment free interval of four to 12 weeks, participants are scheduled to receive an additional 52 weeks of treatment with BHB-1893 at 40 mg BID (with potential dose adjustment within a 20 to 80 mg BID range).
In the OLE trial, participants were observed to experience continued reductions in LVOT-G with longer duration of therapy. An interim analysis conducted in August 2025, after all patients reached 28 weeks of treatment, showed that 36 of 42 (86%) patients achieved a complete hemodynamic response, as summarized in Figure 10 below. Mean reduction in post-Valsalva LVOT-G was 82% from baseline.
Figure 10: Rates of complete response for BHB-1893 (post-Valsalva LVOT-G) in Study 201 and OLE

100%
75%
50%
25%
0%
Complete response at end of treatment (%)
50%
86%
71%
86%

	BHB-1893			
	Cohort 1 (N=14)	Cohort 2 (N=14)	Cohort 3 (N=14)	OLE (N=42)
Treatment duration (weeks)	12	12	12	28
Baseline Valsalva LVOT-G (mmHg)	90.8 (20.4)	107.2 (41.7)	103.1 (39.2)	114.8
Valsalva LVOT-G <30mmHg	**50% (7/14)**	**86% (12/14)**	**71% (10/14)**	**86% (36/42)**

Cohort 1 (n=14) Cohort 2 (n=14) Cohort 3 (n=14) OLE (n=42)

Note: Braveheart data on file; ongoing OLE data cutoff Oct 24, 2025.
Additionally, as it relates to the key biomarker of myocardial wall stress, a proportional reduction in NT-proBNP geometric mean of 89% was observed, consistent with findings observed during the core treatment period.
In the ongoing OLE, two participants experienced transient, clinical trial site-confirmed LVEF between 45-50%. The first patient had a transient LVEF of 48%, with an LVEF of 75% a few days later at re-initiation. The second patient had an LVEF of 33% reported by a non-trial site at a local hospital; however, the sponsor considered this reading potentially spurious given the hospital’s limited experience, and as the trial site echo for the patient the following day showed an LVEF of 52%, and the day following that, 49%. The second participant’s LVEF three days after stopping treatment was 58%, and treatment was reinitiated. Both participants were receiving 40 mg BID at the time of the event and restarted therapy at a 20 mg BID dose within eight days following a brief dose interruption. The OLE study is ongoing and data from all patients with 52 weeks of follow-up are expected in the second half of 2026.

Study 202, a Phase 2 nHCM clinical trial
BHB-1893 was also investigated in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with nHCM. The trial enrolled 84 adult patients with symptomatic nHCM. As shown in Figure 11 below, patients were randomized to receive oral BHB-1893 in a low-dose (“LD”) group, a high-dose (“HD”) group, or matching placebo for 12 weeks. Participants’ dose was titrated to a target LVEF of between 50% and 55%. A majority of patients titrated to highest dose level available.
The primary objective of the trial was to assess the incidence and severity of adverse events. Secondary objectives included assessments of KCCQ-CSS, CPET, NT-proBNP, cTnI, NYHA class and echo parameters.
Figure 11: Trial design schematic for Phase 2 nHCM Study 202
Arrow indicates evaluation for dose increase. Phase 2 nHCM Study 202 is sponsored by Hengrui.
Baseline characteristics were generally well balanced between the treatment groups and placebo group, as shown in Figure 12 below. Notably, 100% of enrolled patients were classified as NYHA Class II.
Figure 12: Summary study participant characteristics of Study 202
Note: Data are shown as mean (standard deviation) unless otherwise specified.
Dose-dependent hemodynamic and cardiac structural changes were observed. As shown in Figure 13 below, LVMI and LVWT were reduced significantly compared to placebo, signifying structural reverse remodeling of left ventricular hypertrophy. Statistical significance in this trial was assessed using the p-

value, a statistical measure representing the probability that an observed difference between two groups would occur by chance if no true difference existed. A p-value of less than 0.05 is conventionally accepted as indicating statistical significance. Lower p-values reflect a lower probability that the observed difference is due to chance. P-values do not measure the magnitude of an effect or its clinical relevance.
Figure 13: LVMI (left) and LVWT (right) mean changes from baseline to Week 12 by group in Study 202
* p<0.05; ** p<0.01
As shown in Figure 14 below, early myocardial relaxation, as measured by e’, and left ventricular filling pressure, as indicated by LAVI, were normalized following 12 weeks of BHB-1893 treatment. In particular, mean septal e’ improved by 2 cm/s in the high-dose group compared to a -1 cm/s worsening in placebo (p<0.001). Mean lateral e’ improved by 3 cm/s in the high-dose group compared to 0 cm/s in placebo (p<0.01). Additionally, mean LAVI was reduced by -7 mL/m2 compared to 0 mL/m2 in placebo (p<0.05). We believe BHB-1893 may be the only pharmacologic therapy in which patents were observed to have normalization, as well as statistically significant improvements compared to placebo, of e’ and LAVI in nHCM patients. The combined reversal of left ventricular hypertrophy and hemodynamic benefit support a potential disease modifying profile of BHB-1893 in nHCM. In contrast to oHCM patients where relieving the gradient across the LVOT increases the volume of blood the heart can pump, nHCM patients do not similarly benefit from this mechanism of CMI activity. Instead, nHCM patients receiving BHB-1893 were observed to experience improvements in echo measures used to evaluate the heart’s ability to fill during relaxation, increasing the volume of blood pumped, which we believe will translate to improved exercise capacity in nHCM patients.

Figure 14: Septal e’ (left), lateral e’ (middle), LAVI (right) levels at baseline and Week 12 for high-dose cohort
Dotted lines represent normal values
From baseline to Week 12, the placebo-adjusted mean change in KCCQ-CSS was +5.5 points in the high-dose group; 52% of patients in the high-dose group reported improvements of ≥ 20 points.
Rapid and sustained improvements in clinically relevant biomarkers of microvascular ischemia and diastolic wall stress, cTnI and NT-proBNP, respectively, were observed in both treatment groups, further supporting a disease-modifying profile. Decreases in NT-proBNP and cTnI in both treatment groups occurred within 2 weeks of initiation and were sustained through Day 84. We believe these biomarker findings represent objective pharmacodynamic evidence consistent with reduced myocardial wall stress and myocardial injury in patients with nHCM receiving BHB-1893.

As shown in Figure 15 below, NT-proBNP geometric mean decreased by 69% in the LD group and by 68% in the HD group but increased by 6% in the placebo group (p<0.0001 for the differences between each BHB-1893 group and placebo) from baseline to Week 12. It was also reported that eight of 19 (42%) patients randomized to receive BHB-1893 who reach 60 mg BID as their last dose had normal NT-proBNP levels at the end of the treatment period. The upper limit of normal for individuals < 75 years old is defined as 125 pg/mL per U.S. medical guidelines and is used as a cutoff for ruling out heart failure.
Figure 15: Geometric mean change in NT-proBNP for all cohorts over 12 weeks and drug washout washout
NT-proBNP (pg/mL)
2000
1500
1000
500
0
0
50
100
Days
Placebo
Low Dose
High Dose

Similarly, geometric mean for cTnI decreased by 60% but increased by 8% in the placebo group (p=0.0007) from baseline to Week 12, as illustrated in Figure 16 below.
Figure 16: Geometric mean ratios of cTnI for all cohorts over 12 weeks and drug washout

The placebo-adjusted mean change in pVO2 was 0.5 mL/min/kg. For patients who achieved a maintenance dose of 60mg BID, the placebo-adjusted mean change in pVO2 was 0.9 mL/min/kg. All CPET was conducted on a bicycle ergometer. All patients were classified as NYHA Class II at baseline. At week 12, 21% of patients in the high-dose group had improved to NYHA Class I.
Treatment-emergent adverse events were reported in 82%, 86%, and 68% of patients receiving low-dose, high-dose, or placebo, respectively. All TEAEs were mild or moderate in severity, as summarized in Figure 17 below. There were no severe AEs, deaths, or treatment discontinuations during the 12-week treatment period.
Figure 17: Incidence of treatment-emergent adverse events by cohort
TEAE = treatment-emergent adverse event
* LD: cellulitis (n=1), otolithiasis (n=1); HD: AFib (n=1); placebo: atrial tachycardia (n=1)
Changes to LVEF were consistent with protocol-defined titration rules targeting an LVEF of 50% to 55%. A total of four out of 56 (7%) patients treated with BHB-1893 (one at 40 mg and three at 60 mg) experienced occurrences of LVEF between 45% and 50%. Following protocol-defined dose reductions, LVEF values returned to ≥50% at subsequent visits. No patients dose interrupted or discontinued due to low LVEF events.
For these reasons, we plan to test 40 mg BID and 60 mg BID in our NOBLEHEART-HCM global Phase 3 trial for nHCM.

Overview of Phase 1 clinical trial results
Table 2 below summarizes the trial designs of the four Phase 1 trials that have been completed with BHB-1893 by our partner Hengrui in China and Australia.
Table 2: Overview of BHB-1893 Phase 1 trials

Trial	Design	Participants	BHB-1893 doses	Key findings
Study 101 (NCT05879523)
Multicenter, randomized, double-blind, placebo-controlled trial to evaluate the safety, tolerability, PK, and pharmacodynamics of single and multiple oral doses of BHB-1893 and to assess the effect of food on the PK of BHB-1893
Parts 1, 2, and 3: Healthy participants Part 4: Participants with oHCM
Part 1: Single oral dose of BHB-1893 5, 15, 30, 50, or 75 mg (n=32) or placebo (n=10);
Part 2: Single oral dose of BHB-1893 30 mg (n=8) or placebo (n=1) after a high-fat meal;
Part 3: Multiple oral doses of BHB-1893 10, 20, or 40 mg (n=18) or placebo (n=6) BID for 14 days;
Part 4: Multiple oral doses of BHB-1893 60 mg (n=6) or placebo (n=2) BID for 14 days
Rapid PK/PD effects of BHB-1893; no apparent food effect on the PK profile of BHB-1893
Study 102 (NCT06354556)	Single-center, open, single-arm, fixed-sequence trial to evaluate the effect of verapamil on the PK of BHB-1893	Healthy participants	Days 1 and 12: Single oral doses of BHB-1893 40 mg Days 8 to 18: Multiple oral doses of verapamil 80 mg TID (n=14)	No apparent effect of verapamil on the exposure of BHB-1893
Study 103 (NCT06775834)	Single-dose, open-label trial to evaluate the PK of BHB-1893	Participants with mild or moderate renal insufficiency and healthy participants	Single oral dose of BHB-1893 20 mg (n=24)	Total drug exposure over time was increased in participants with mild/moderate renal impairment
Study 105 (NCT07033455)	Single-dose, open-label trial to characterize the PK profile of BHB-1893	Healthy white participants	Single oral dose of BHB-1893 20 mg (n=10) or 40 mg (n=10)	No obvious differences in exposure to BHB-1893 between Chinese and white healthy adults
Additional details on selected Phase 1 trial results are discussed below.
Study 101, a Phase 1 SAD/MAD clinical trial
BHB-1893 was investigated in a Phase 1 SAD/MAD clinical trial. In Part 4, eight patients with oHCM were enrolled, of which six received BHB-1893 60 mg BID and two received placebo over 14 days. As shown in Figure 18 below, subjects receiving BHB-1893 experienced reductions in LVOT-G as soon as Day 2 and sustained through Day 14. Mean post-Valsalva LVOT-G returned to levels above 30 mmHg within several days of discontinuation of BHB-1893. No patients experienced low LVEF events <50% in this trial.
Figure 18: Level of post-Valsalva LVOT-G for Study 101 Part 4 over 14 days of treatment and additional washout
Study 102, a Phase 1 drug-drug interaction clinical trial
In this DDI trial, healthy participants received a single dose of BHB-1893 40 mg on Day 1 (monotherapy) and then received verapamil 80 mg three times a day (“TID”) from day 8 to 18 and another single dose of BHB-1893 40 mg on Day 12 (combination therapy). The primary objective of this study was to assess the PK profile of BHB-1893 with verapamil.
Compared with BHB-1893 monotherapy, participants receiving the combination of verapamil and BHB-1893 were observed with increases of Cmax by 6%, AUC0-t by 30%, AUC0-∞ by 32%, and cumulative urinary excretion of BHB-1893 by 34% on average. No apparent changes in clearance or half-life of BHB-1893 were observed. Overall, these results showed no apparent effect of verapamil on the exposure of BHB-1893, supporting co-administration of moderate CYP3A4 inhibitors with BHB-1893, including common concomitant medications used to treat HCM such as calcium channel blockers.
Study 105, a Phase 1 ethnic bridging clinical trial
In this ethnic bridging PK study, 20 white healthy adults received a single dose of either 20 mg or 40 mg BHB-1893. The primary objectives of this trial were to assess the PK profile and cumulative drug clearance of BHB-1893. No obvious differences in exposure to BHB-1893 between Chinese and white healthy adults were apparent. The rate and extent of absorption was consistent across the Chinese and white populations. Other PK parameters including AUC0-∞, half-life, clearance, and volume of distribution also were similar between Chinese and white healthy adults. We believe these data support moving directly into a Phase 3 study in non-Chinese populations.

BHB-1893 preclinical data
Preclinical pharmacology observations
In our preclinical studies, BHB-1893 was observed to have consistent impact on twitch force, a proxy for myosin head availability, in both wild type (“WT”) and HCM mutant engineered heart tissue (“MYH7-R403Q”). These preclinical studies were conducted using mavacamten (“MAVA”) and aficamten (“AFI”) as active comparators. As shown in Figure 19 below, the concentration-dependent reduction in twitch force in MAVA and AFI was statistically significantly different between WT engineered heart tissue (“EHT”) and the MYH7-R403Q mutation, a known HCM-causing variant that shifts more myosin motor heads toward an active state. However, in BHB-1893, the concentration-dependent reduction in twitch force was not statistically significantly different. We believe these results suggest that BHB-1893’s effect on cardiac contraction may not be dependent on myosin head activation state, which may translate to a decreased exposure-dependent risk of systolic dysfunction at therapeutic exposures. We believe this finding is consistent with the observed minimal variability in BHB-1893 exposure/LVEF relationship observed in clinical trials and further support BHB-1893’s potentially distinct pharmacology from the first-generation CMIs.
Figure 19: Concentration-dependent change in twitch force in WT (closed symbol) and MYH7 R403Q mutant EHT (open symbol) following treatment with CMIs
Note: Vertical dotted lines denote 50% inhibitory concentration (“IC50”)
Pharmacodynamic changes in large animal models
We are also exploring the potential differentiation of BHB-1893 in established large animal models. Healthy Yucatan minipigs received oral BHB-1893 (1–3 mg/kg QD) for up to five days. Transthoracic echocardiographic assessments were performed at baseline and at two hours post-dose on Days 1, 2, and/or 5. The exposure-dependent LVEF change was −2.9% per 1,000 ng/mL (R²=0.07; p=0.17). The change from baseline in LVEF was not statistically significant, which we believe indicates preserved systolic performance across the studied exposure range.
In contrast, early contraction myocardial tissue velocity (“s'”) was significantly slowed in an exposure-dependent manner (−0.57 cm/s per 1,000 ng/mL; R²=0.22; p<0.05), consistent with an attenuation of myosin motor availability during early systole. Left ventricular EDV increased in an exposure-dependent fashion (+5.9 mL per 1,000 ng/mL; R²=0.23; P=0.007 (18.1% mean increase from baseline)), reflecting larger left ventricular volumes. This volumetric change was not accompanied by impairment of LV isovolumic relaxation time (“IVRT”), which decreased with increasing exposure (−1.0% per 1,000 ng/mL; R²=0.17; p=0.026), consistent with favorable relaxation kinetics.
We believe these findings are consistent with the blunted LVEF response observed in healthy volunteers and HCM patients across clinical trials of BHB-1893, and with improvements in diastolic function observed in nHCM patients in the Phase 2 nHCM Study 202.
We plan to generate further preclinical data to explore aspects of differentiation in the mechanism of BHB-1893.

Applicability of foreign BHB-1893 data to the U.S. population and U.S. medical practice
Most of the clinical experience with BHB-1893 to date has been generated in China by Hengrui. We completed a pre-IND interaction with the FDA in the second quarter of 2026 in which we received written responses from the FDA on our proposed Phase 3 clinical development plan for oHCM. The FDA acknowledged that data from a Phase 3 trial of HRS-1893 conducted in China by Hengrui, together with confirmatory evidence from our global Phase 3 trial of BHB-1893 in the U.S., could support an NDA submission. In addition, the FDA acknowledged our proposal to justify the applicability of foreign data for BHB-1893 to the U.S. population utilizing multiple lines of evidence and indicated the proposed approach may be reasonable, though whether the findings can be generalized to the U.S. population will be a matter for review at the time of NDA submission. Among other feedback, the FDA recommended that, in addition to the ethnic bridging PK study already completed, we conduct a population PK analysis including ethnicity/race as a covariate and include an Asian population subgroup in our global Phase 3 trials to allow comparison of PK data between Asian and non-Asian subgroups.
Following discussions with the FDA, we believe data generated in China for BHB-1893 could be applicable in the U.S. population. We believe these data are relevant to our global development strategy for several reasons, including broadly similar disease biology and treatment paradigms across regions, the existence of precedent multinational and China-inclusive CMI trials, and our ethnic bridging and clinical pharmacology data. A Phase 1 ethnic bridging trial (Study 105) showed no clinically meaningful differences in BHB-1893 exposure between Chinese and Caucasian healthy adults, supporting the applicability of data generated in China to Western populations.
As shown in Table 3, baseline demographic and disease characteristics across the Phase 3 trials of mavacamten globally ex-China (EXPLORER-HCM) and in China (EXPLORER-CN), the Phase 3 trial of aficamten globally including China (SEQUOIA-HCM), and the Phase 2 study of BHB-1893 in oHCM participants in China show clear similarities across the study populations and background therapies used, with the possible exception of somewhat higher LVOT-G in Chinese patients. A post-hoc regional analysis of SEQUOIA-HCM showed no differences in changes to pVO2, NYHA class, KCCQ, or LVOT-G between Chinese and global subgroups. Although resting and post-Valsalva LVOT peak gradients were higher in the Chinese population (EXPLORER-CN) compared to the global population (EXPLORER-HCM), changes in LVOT-G and NYHA class following treatment with mavacamten were similar across regions. The baseline characteristics of the Phase 2 BHB-1893 study population were very closely aligned with that of the population in the EXPLORER-CN study.
Table 3: Baseline characteristics of participants in clinical trials of CMIs in oHCM

Characteristic	EXPLORER-HCM	EXPLORER-CN	SEQUOIA-HCM	Study 201
	Mavacamten		Aficamten	BHB-1893
	Global Ex-China	China Only	Global Inc. China	China Only
N	251	81	282	42
Age (mean, years)	59	52	59	52
Resting LVOT-G (mean, mmHg)	52	74	55	72
Valsalva LVOT-G (mean, mmHg)	73	105	83	100
LVEF (mean, %)	74	78	75	70
Beta-blockers (%)	75	89	61	88
Calcium channel blockers (%)	17	7	29	5

Ongoing and planned clinical trials
Our clinical development strategy for oHCM is centered on a planned global Phase 3 trial, supported by complementary data from an ongoing Hengrui‑sponsored Phase 3 trial in Greater China. We also plan to initiate a global Phase 3 trial for nHCM and potentially pursue other indications for BHB-1893, such as HFpEF, which is being evaluated in an ongoing Phase 2 trial by Hengrui. We may also conduct additional clinical studies of BHB-1893 to generate data intended to support potential additional labeling claims, and to inform the clinical profile of BHB-1893 relative to other treatment options.
Planned LIONHEART-HCM global Phase 3 trial in oHCM
We have an active U.S. investigational new drug application, or IND, for BHB-1893. We intend to initiate a Phase 3 clinical trial, LIONHEART-HCM, in the second half of 2026, and expect topline results from the interim analysis in the second half of 2027. We plan to initiate the multicenter, randomized, placebo-controlled clinical trial designed to assess the efficacy and safety of BHB-1893 in participants with symptomatic oHCM. We expect to enroll an estimated 210 adults who will be randomized 2:1 to receive BHB-1893 plus placebo or metoprolol plus placebo. We expect LIONHEART-HCM will support regulatory submissions for BHB‑1893 in oHCM, if successful. We believe that BHB-1893’s rapid, predictable PK profile will enable a one-step titration design where participants randomized to receive BHB-1893 will receive 40 mg BID with the opportunity for one-step titration to 60 mg BID. Based on the Phase 2 results, we believe that most BHB-1893-treated patients have the potential to achieve target LVOT-G at the starting dose, enabling potentially improved efficacy, tolerability, and simplified monitoring requirements compared to first-generation CMIs.
The primary endpoint for LIONHEART-HCM is the change in pVO2 from baseline to Week 24. Additional secondary endpoints will capture clinically meaningful aspects of oHCM and are consistent with those used in Phase 3 trials for approved CMIs, including change in LVOT-G (Valsalva and resting), health status (e.g., KCCQ-CSS), cardiac-specific biomarkers (e.g., NT-proBNP), cardiac structure and diastolic function, and safety characterization.
As illustrated in Figure 20 below, we plan to conduct a blinded interim analysis with approximately 60 participants with 12 weeks of follow-up to evaluate change in LVOT-G and LVEF. The trial will implement prespecified decision criteria to maintain one-step titration and enable symptom-based dose adjustment.
Figure 20: Trial design schematic for LIONHEART-HCM, our oHCM global Phase 3 trial
Arrow indicates evaluation for dose increase. Evaluation for BHB-1893 dose titration at W4 and for metoprolol dose titration at W2, W4, W6.

Hengrui Greater China Phase 3 oHCM trial
Hengrui is conducting a Phase 3 clinical trial (HRS-1893-301) in oHCM in Greater China using the same compound (HRS-1893). The trial utilizes a multicenter, randomized, double-blind, placebo-controlled trial design and will evaluate the effects of BHB-1893 versus placebo. The primary endpoint is a composite consisting of pVO2 improvement and stabilization or improvement in NYHA class. Approximately 216 oHCM patients will be enrolled and randomized 1:1 to BHB-1893 40 mg BID or placebo BID. Doses will be titrated at Days 8, 15, and 22 based on LVEF and post-Valsalva LVOT-G. We believe data generated from this Phase 3 trial, along with additional confirmatory evidence, may support an NDA filing for BHB‑1893 in the United States. We expect Hengrui to report data on its Phase 3 oHCM trial in the first half of 2027.
Planned NOBLEHEART-HCM global Phase 3 trial in nHCM
We plan to initiate a global Phase 3 trial in nHCM, NOBLEHEART-HCM, in the first half of 2027. We expect to incorporate endpoints assessing symptom burden, functional status, exercise capacity, cardiac-specific biomarkers and echo assessments.
Hengrui Greater China Phase 2 HFpEF trial
Hengrui is conducting an ongoing Phase 2 multicenter, randomized, double-blind, placebo-controlled trial in participants with HFpEF. The trial is expected to enroll approximately 48 participants to receive BHB-1893 at 20 mg BID, BHB-1893 at 40 mg BID, or matching placebo. Doses will be individually titrated at Days 8 and/or 15 based on LVEF. The primary objective of the trial is to assess the safety and tolerability of BHB-1893 in this patient population. Secondary objectives are to evaluate changes in cardiac-specific biomarkers, health status, functional capacity, and PK.
Competition
The biopharmaceutical industry is characterized by rapid advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. There are competing programs under development by other companies for our initially targeted indications of oHCM and nHCM. BHB‑1893, if approved, will have to compete with existing therapies and new therapies that may become available in the future. We face potential competition from many different sources, including larger and better-funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies.
We believe our current and future competition can be grouped into three broad categories:
•Companies working to develop or with approved cardiac myosin inhibitors, including Bristol-Myers Squibb (Camzyos) and Cytokinetics (Myqorzo). Camzyos (mavacamten) is an approved CMI for symptomatic oHCM and is being evaluated in pediatric and adolescent patients with oHCM. Myqorzo (aficamten) is an approved CMI for symptomatic oHCM and is being evaluated in patients with nHCM (ACACIA-HCM Phase 3).
•Companies with product candidates with other mechanisms of action, including Edgewise Therapeutics, Lexicon Pharmaceuticals, Tenaya Therapeutics, and Imbria Pharmaceuticals. Edgewise is developing EDG-7500, which has an alternative mechanism of action described as a cardiac sarcomere modulator. Data from a Phase 2 dose-ranging trial presented in May 2025 showed 43-89% of EDG-7500-treated oHCM patients were observed to have a resting LVOT-G <30 mmHg. In a June 2026 update from Part D of the Phase 2 trial, Valsalva LVOT-G was reported to decline approximately 51% to an average of 42.0 mmHg in 20 oHCM patients following 12 weeks of treatment. In Part D, patients received 25 mg QD EDG-7500, with titration to three higher dose levels available. To date, no complete hemodynamic response data (post-exercise or post-Valsalva LVOT-G <30 mmHg) have been released. In the June 2026 update, two oHCM patients were reported to have new onset AFib deemed unrelated to study drug by the investigator.
•Companies commercializing other pharmacologic therapies, including beta blockers and calcium channel blockers, as well as non‑pharmacologic and procedural interventions, including invasive septal reduction procedures, such as surgical myectomy or alcohol septal ablation, depending on disease severity, anatomy, and patient‑specific factors.
Some of our competitors have significantly greater financial resources than we do and an established presence in the market. Our competitors may have greater expertise in research and development, manufacturing, obtaining regulatory approvals and marketing approved products and may obtain regulatory approvals for their products more rapidly than we can, if at all. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. We also compete with these companies in recruiting, hiring and retaining qualified scientific and management talent, establishing clinical trial sites and patient registration for clinical trials and obtaining manufacturing slots at contract manufacturing organizations.
We believe key competitive factors in oHCM and nHCM include efficacy, safety, effects on LVEF, dosing and titration complexity, monitoring burden, real-world feasibility in community and academic settings, and market access. If BHB-1893 or any of our future product candidates do not offer advantages over available products, we may not be able to successfully compete against current and future competitors. The key factors affecting the success of BHB-1893 or any of our future product candidates, if approved, are likely to be their potential efficacy, safety, convenience and availability of reimbursement.
Sales and marketing
We have not yet finalized our sales, marketing, or distribution strategy for BHB‑1893, as it remains in clinical development. If approved, our commercial strategy may involve a range of approaches, which could include strategic collaborations, third‑party distributors, a contract sales organization, or the establishment of our own commercial sales force and marketing infrastructure, either alone or in combination. We intend to continue evaluating these alternatives as BHB‑1893 advances through clinical development and as we approach potential regulatory approval, if any.
Manufacturing and supply
We do not have any manufacturing facilities and we currently rely on third party vendors, including Hengrui, for the manufacture and supply of BHB-1893 for clinical development and potential commercialization. Our manufacturing strategy is designed to support global clinical supply and longer-term readiness through multiple supply pathways. Hengrui has manufactured drug substance and drug product using established processes and we have sufficient supply from Hengrui for near-term clinical supply, including our planned Phase 3 trials in oHCM and nHCM. In parallel, we are advancing relationships with drug substance and drug product manufacturers outside of China to support global clinical development and potential commercialization and provide a geographically and geopolitically diverse manufacturing footprint.
Intellectual Property
Intellectual property
We strive to protect the proprietary technologies that we believe are important to our business, including by pursuing and maintaining patent protection intended to cover our product candidates and their methods of use, as well as other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that we do not consider appropriate for patent protection.

Our commercial success depends in part on our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and know-how related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others.
The patent positions for biotechnology companies like us are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our product candidates will receive protection from or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.
Patents
Our patent portfolio includes patents and applications in-licensed from Hengrui, as discussed in more detail above. We cannot be certain that any of the patent filings in our portfolio will provide meaningful protection for any product we ultimately attempt to commercialize.
As of May 31, 2026, the patent rights in-licensed under the Exclusive License Agreement include:
•For our cardiac myosin inhibitor program, our in-licensed portfolio includes 5 patent families directed to cardiac myosin inhibitors, crystalline forms thereof, and methods of treating cardiovascular diseases or disorders, including obstructive hypertrophic cardiomyopathy (oHCM) and non-obstructive hypertrophic cardiomyopathy (nHCM). These patent families relate to compound BHB-1893. The first family is directed to compositions of matter covering BHB-1893 and includes a pending application in the United States, granted patents and pending applications in 15 ex-U.S. jurisdictions (Australia, Brazil, Canada, India, Indonesia, Japan, Republic of Korea, Malaysia, Mexico, Singapore, Thailand, Ukraine, Vietnam, the Eurasian Patent Organization, and the European Patent Convention). Excluding any potentially available patent term adjustments or extensions and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees, any patents that may issue from this family are expected to have a statutory expiration date in 2041.
•Similarly, the second family is also directed to compositions of matter covering BHB-1893, and includes a pending application in the United States, and pending applications in 15 ex-U.S. jurisdictions (Australia, Brazil, Canada, India, Israel, Japan, Republic of Korea, Malaysia, Mexico, Russian Federation, Singapore, South Africa, Thailand, Vietnam, and the European Patent Convention). Any patents that may issue from these applications are expected to expire on or around 2042, excluding any potentially available patent term adjustments or extensions and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.
•The third family is directed to crystalline forms of BHB-1893, and includes a pending application in the United States, and applications that have been allowed or are pending in 14 ex-U.S. jurisdictions (Australia, Brazil, Canada, Indonesia, Japan, Republic of Korea, Malaysia, Mexico, Singapore, Thailand, Ukraine, Vietnam, the Eurasian Patent Organization, and the European Patent Convention). Excluding any potentially available patent term adjustments or extensions and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees, any patents that may issue from this family are expected to have a statutory expiration date in 2043.
•The fourth family is directed to methods of treating oHCM using BHB-1893, and includes a pending PCT application. Any patents that ultimately issue from this PCT application are expected to expire on or around 2045, excluding any potentially available patent term adjustments or extensions and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.
•The fifth family is directed to methods of treating nHCM using BHB-1893, and includes a pending PCT application. Excluding any potentially available patent term adjustments or extensions and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees, any patents that may issue from this family are expected to have a statutory expiration date in 2046.
Under the Exclusive License Agreement, we have the first right to, and plan to, prosecute and maintain in the Territory (as defined below) patents that solely claim or cover the licensed compounds or Licensed Products (as defined below, including HRS-1893) and patents claiming inventions made jointly by us and Hengrui. Hengrui has the first right to prosecute and maintain the same in Greater China. We also have the first right to, and plan to, prosecute and maintain worldwide inventions made solely by us, and Hengrui has the first right to prosecute and maintain worldwide inventions made solely by Hengrui. See the section entitled “Business—Hengrui License Agreement” for additional information on our rights under the Exclusive License Agreement.
Trade secrets
In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. We typically rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We protect trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. These agreements generally provide that all confidential information developed or made known during the course of an individual or entity’s relationship with us must be kept confidential during and after the relationship. These agreements also generally provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.
Trademarks
As of May 31, 2026, we have filed two trademark applications in the United States. The applications are pending examination.
Hengrui License Agreement
In September 2025, we entered into the Exclusive License Agreement with Hengrui. Pursuant to the terms of the Exclusive License Agreement, Hengrui granted us (a) an exclusive, royalty-bearing and sublicensable license to develop, commercialize, manufacture and otherwise exploit products containing Hengrui’s cardiac myosin inhibitor HRS-1893 and other related compounds (the “Licensed Products”) for any and all uses worldwide outside of Mainland China, Hong Kong, Macau and Taiwan (the “Territory”) and (b) a non-exclusive, royalty-bearing and sublicensable license to develop and manufacture the Licensed Products outside of the Territory solely for the development or commercialization of such Licensed Products in the Territory. We granted Hengrui a sublicensable license under certain intellectual property rights controlled by us, including an exclusive license to develop, manufacture and commercialize Licensed Products outside of the Territory, and non-exclusive licenses, solely to the extent necessary, to conduct Hengrui’s obligations under the Exclusive License Agreement and to manufacture Licensed Products in the Territory solely for development or commercialization of such compounds or products outside of the Territory.
The Exclusive License Agreement sets forth each party’s respective obligations with respect to the development, manufacture, and commercialization of the Licensed Products. We will be solely responsible for all development, regulatory, manufacturing and commercialization activities for the

Licensed Products at our own expense in the Territory, whereas Hengrui will be responsible for the development, regulatory, manufacturing and commercialization activities for the Licensed Products at its own expense in Mainland China, Hong Kong, Macau and Taiwan. We are obligated to use commercially reasonable efforts to develop and obtain regulatory approval for at least one Licensed Product in the United States and at least three European countries and to commercialize any Licensed Product following regulatory approval. During specified exclusivity periods, each party is restricted from developing or commercializing competing products targeting the same biological pathway, subject to customary exceptions.
In connection with the Exclusive License Agreement, we have also entered into a Clinical Supply Agreement with Hengrui whereby Hengrui has agreed to manufacture and supply the Licensed Products for use in clinical trials in the Territory. Additionally, Hengrui is obligated to provide us with the manufacturing process and CMC-related technology for HRS-1893 in accordance with an agreed upon manufacturing technology transfer plan at its sole cost and expense.
Pursuant to the terms of the Exclusive License Agreement, Hengrui received a $32.5 million upfront payment and 32,500,000 shares of non-voting Series A preferred stock as consideration at an original price of $1.00 per share. Hengrui is also potentially eligible to receive additional payments (i) up to $23.0 million upon achievement of certain technology transfer and development milestones and (ii) up to $1.0 billion upon achievement of certain commercial milestones. In addition, on a Licensed Product-by-Licensed Product basis and country-by-country basis, commencing from the first commercial sale of such Licensed Product in the Territory until the latest of (i) the expiration of the last valid claim in the intellectual property rights licensed to us by Hengrui covering the composition of matter of such Licensed Product in such country in the Territory, (ii) the expiration of regulatory exclusivity for such Licensed Product in such country in the Territory, or (iii) ten years after the first commercial sale of such Licensed Product in such country in the Territory, Hengrui will receive tiered royalties ranging from 5% to 10% of our total annual net sales of such Licensed Product, subject to certain customary royalty reductions.
Under the Exclusive License Agreement, we received a transfer of, and ongoing access during the term of the Exclusive License Agreement to, clinical and nonclinical data, know-how, patient data, and Chemistry, Manufacturing and Controls information and manufacturing process technology relating to the licensed compound that existed as of the effective date or that is generated by Hengrui during the term. Hengrui is similarly entitled to receive and use clinical and nonclinical data generated by us in Territory in support of its development and commercialization activities in Greater China. The data-sharing obligations apply to both parties and continue throughout the term of the Exclusive License Agreement. Neither party is obligated to perform research, development, or other services on behalf of the other party, although Hengrui is obligated to provide us with reasonable technical assistance in connection with the technology transfer and ongoing regulatory cooperation.
In connection with negotiating the Exclusive License Agreement, we were not provided with, and did not request, separate historical financial information regarding Hengrui's operations relating to HRS-1893. The Licensed Products are pre-commercial, have not generated any revenue, and Hengrui's pre-license activities relating to HRS-1893 consisted of internal research and development conducted as part of Hengrui’s broader research and development organization. We do not believe such historical financial information is material to an understanding of our operations after the transaction.
No Hengrui employees were transferred to, or are employed by us. We do not use any Hengrui workforce to develop the Licensed Products in the Territory. Our development activities for BHB-1893 in the Territory are conducted by our employees and third-party contract research organizations and contract manufacturing organizations engaged by us.
The term of the Exclusive License Agreement continues until, on a Licensed Product-by-Licensed Product basis, the expiration of our payment obligations with respect to such Licensed Product. Any royalty payments continue until the latest of the expiration of the last valid claim in the patents licensed to us by Hengrui covering the composition of matter of Licensed Products in such country in the Territory, the expiration of regulatory exclusivity for the Licensed Products in such country, or the tenth anniversary from the first commercial sale of a Licensed Product in such country. The Exclusive License Agreement may be terminated by either party if the other party commits a material breach, subject to a cure period, or if the other party becomes insolvent. We may terminate the License Agreement due to safety concerns raised by a regulatory authority or an institutional review board. We may also terminate the License Agreement at-will upon advance written notice. Hengrui may also terminate the Exclusive License Agreement in its entirety if we, our affiliate or sublicensee engages in or assists a third party in engaging in certain patent challenges of the Licensed Patents.
Government Regulation
The U.S. Food and Drug Administration (“FDA”) and comparable regulatory authorities in federal, state and local jurisdictions and in other foreign countries impose extensive requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities extensively regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, packaging, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of drugs. The process of obtaining regulatory approvals in the U.S. and in foreign countries and jurisdictions, along with subsequent compliance with applicable federal, state, local and foreign statutes and regulations, requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant and/or sponsor to a variety of sanctions. For example, failure to comply with the applicable U.S. requirements may result in administrative or judicial sanctions including refusal by FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.
Review and Approval of Drugs in the United States
In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations.
The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:
•completion of extensive nonclinical, or preclinical, laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practice (“GLP”) regulations;
•submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually and when certain changes are made;
•approval by an institutional review board (“IRB”) or independent ethics committee (“IEC”) at each clinical site before each trial may be initiated at that site;
•performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practices (“GCP”) requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational drug product for each proposed indication;
•preparation and submission to the FDA of a New Drug Application (“NDA”) after completion of all pivotal trials, together with the payment of application user fees, as applicable;

•a determination by the FDA within 60 days of its receipt of an NDA to accept the marketing application for review;
•satisfactory completion of an FDA advisory committee review, if applicable;
•satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;
•satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and
•FDA review and approval of the NDA.
Preclinical Studies
Before testing any drug product candidate, including our product candidates, in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of the product’s chemistry, purity, toxicity, formulation, and stability as well as in vitro and animal studies to assess potential safety and efficacy and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety and toxicology studies.
The IND and IRB Process
Prior to beginning the first clinical trial with a product candidate in the U.S., we must submit an IND to the FDA. An IND sponsor must submit a protocol for each clinical trial, the results of the preclinical tests, manufacturing information, analytical data and any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to grant an exemption that allows an unapproved drug to be shipped in interstate commerce for use and administration in an investigational clinical trial for humans. The IND must become effective before human clinical trials may begin. Some preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing clinical trial. Clinical holds may be imposed by the FDA when there is concern for patient safety, and may be a result of new data, findings, or developments in clinical, nonclinical, and/or chemistry, manufacturing and controls or where there is non-compliance with regulatory requirements. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. Following issuance of a clinical hold or partial clinical hold, an investigation (or full investigation in the case of a partial clinical hold) may only resume after the FDA has notified the sponsor that the investigation may proceed. As a result, submission of an IND may not result in the FDA allowing clinical trials to initiate.
A separate submission to an existing IND must also be made for each successive clinical trial to be conducted, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.
A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study is conducted in accordance with GCP, including review and approval by an IEC and informed consent from subjects. FDA must be able to validate the data from the study through an on-site inspection if necessary.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review of the study. The IRB is charged with protecting the welfare and rights of trial participants and considers whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects and must monitor the clinical trial until completion. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.
Clinical Trials in Support of an NDA
Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigator in accordance with GCP requirements, which include the requirement that all research subjects, or their legal representative, provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the exclusion and inclusion criteria, the objectives of the trial, dosing procedures, subject selection, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. As part of an IND, a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA.
Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data and safety monitoring board (“DSMB”), which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety or health risk for subjects or other grounds, such as no demonstration of efficacy.
Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health (“NIH”) for public dissemination on their www.clinicaltrials.gov website. Information related to the investigational product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although sponsors are obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for some time. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to public notice of noncompliance, civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government.
Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:
•Phase 1: The investigational drug is initially introduced into a limited population of healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion, side effects, and, if possible, to gain an early indication of its effectiveness or determine optimal dosage.
•Phase 2: The investigational drug is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning Phase 3 clinical trials.

•Phase 3: The investigational drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk/benefit profile of the product, and to provide adequate information for product approval and labeling of the product. Generally, two adequate and well-controlled Phase 3 clinical trials have been required by the FDA for approval of an NDA, although in some cases the FDA may accept a single adequate and well-controlled registrational trial together with confirmatory evidence.
Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of post-approval Phase 4 clinical trials, or of additional preclinical studies, as a condition of approval for an NDA.
Progress reports detailing the results of clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, within 15 calendar days after the sponsor determines that the information qualifies for reporting, written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within 7 calendar days after the sponsor’s initial receipt of the information. The FDA will typically inspect one or more clinical sites supporting data included in an NDA to assure compliance with GCP and the integrity of the clinical data submitted.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
FDA Review of an NDA Submission and FDA Approval
Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy for the requested indications. FDA must approve an NDA before a drug may be marketed in the U.S. For companies, the marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product for the proposed indication to the satisfaction of the FDA. In most cases, the submission of an NDA is subject to a significant application user fee. Fee exceptions or fee waivers may be obtained under certain limited circumstances.
The FDA conducts a preliminary review of all NDAs within the first 60 days of its receipt, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information, a process that could cause significant delay and expense. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.
During its review of an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA, including drug component manufacturing (such as APIs), finished drug product manufacturing and control testing laboratories. The FDA will not approve an NDA unless it determines that the manufacturing processes and facilities cited in the application are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.
In addition, as a condition of approval, or post-approval if it becomes aware of a serious risk associated with the use of the product, the FDA may require the submission of a REMS, if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. A REMS may include one or more elements, including medication guides, physician communication plans, patient package insert and/or elements to assure safe use, such as special training or certification for prescribing or dispensing, restricted distribution methods, special monitoring, patient registries or other risk minimization tools.
Under the Prescription Drug User Fee Act (“PDUFA”) guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA, for a new molecular entity, to review and act on the submission, and six months from the filing date of a new molecular entity NDA with priority review. Accordingly, this review process typically takes 12 months and eight months, respectively, from the date the NDA is submitted to the FDA. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.
In addition, under the Pediatric Research Equity Act of 2003, as amended (“PREA”), certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan (“PSP”), within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

The FDA may refer an application for a novel drug or a drug that presents difficult questions of safety or efficacy to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete, and that the application will not be approved in its present form. A Complete Response Letter generally outlines the deficiencies in the submission and contains a statement of specific conditions that must be met in order to secure final approval of the NDA and it may require additional clinical or preclinical testing in order for FDA to reconsider the application. If a Complete Response Letter is issued, the applicant may resubmit the NDA, addressing all of the deficiencies identified in the letter, withdraw the application, or request a hearing. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.
Even if the FDA approves a product, depending on the specific risk(s) to be addressed, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug product intended to treat a rare disease or condition, which is generally a disease or condition that affects either (i) fewer than 200,000 individuals in the U.S. or (ii) more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product available in the U.S. for this type of disease or condition will be recovered from sales of the product. A company must request orphan drug designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product with orphan designation status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product is entitled to orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications to market the same product for the same approved use or indication for seven years, except in certain limited circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan use or indication as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the same approved use or indication for which the orphan product has exclusivity or obtain approval for the same product but for a different approved use or indication for which the orphan drug has exclusivity. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use or indication that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if a second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Expedited Development and Review Programs for Drugs
The FDA maintains several programs intended to facilitate and expedite development and review of new drugs that were intended to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. Some of these programs are referred to as Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients earlier than under standard FDA development and review procedures.
The FDA has a Fast Track designation program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended, whether alone or in combination with one or more other products, to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request that the FDA grant the product Fast Track designation any time before receiving NDA approval but ideally no later than the pre-NDA meeting. Fast Track designation provides increased opportunities for sponsor interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the NDA for a Fast Track designated product on a rolling basis before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. The FDA’s goal for reviewing a Fast Track application does not begin until the last section of the NDA is submitted. Fast Track designation may be lost if the designation is no longer supported by data emerging in the clinical trial process.
Additionally, a drug may be eligible for designation as a Breakthrough Therapy if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The benefits of Breakthrough Therapy designation include the same benefits as Fast Track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Breakthrough Therapy designation comes with all of the benefits of Fast Track designation, which means that the sponsor may file sections of the NDA for review on a rolling basis if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; or taking other steps to design the clinical trials in an efficient manner.
A product may also be eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be demonstrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an NDA for a new molecular entity from the date of filing. If criteria are not met for priority review, the application for a new molecular entity is subject to the standard FDA review period of ten months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.
A product may also be eligible for accelerated approval if it treats a serious or life-threatening disease or condition, generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Accelerated approval by the FDA is generally contingent on a sponsor’s agreement to conduct, in an adequate and diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence, and, under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw the product from the market (and withdraw its approval). As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, could result in the FDA’s withdrawal of the approval and require the withdrawal of the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated approval regulations are subject to prior review by the FDA unless otherwise informed by the FDA.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the standards for approval and may not ultimately expedite the development or approval process.
Hatch-Waxman Amendments
Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application (“ANDA”). An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product, known as a reference listed drug (“RLD”). ANDAs are termed

“abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing.
U.S. Non-Patent Exclusivity
Under the Hatch-Waxman Amendments, the FDA may not approve (or in some cases accept) an ANDA or 505(b)(2) application until any applicable period of non-patent exclusivity for the RLD has expired. Market exclusivity provisions under the FDCA can delay the submission or the approval of certain follow-on applications. The FDCA provides a five-year period of non-patent data exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity (“NCE”). A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, the FDA may not accept for review an ANDA, for a generic version of the drug or a 505(b)(2) NDA for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval, until the expiration of five years unless the submission is accompanied by a paragraph IV certification, which states the proposed generic drug will not infringe one or more of the already approved product’s listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the original product approval.
The FDCA also provides three years of market exclusivity for non-NCE NDAs, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity period covers only the conditions of use associated with the new clinical investigations and often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication, but it generally would not protect the original, unmodified product from generic competition. In other words, it does not prohibit the FDA from approving follow-on applications that do not reference the protected clinical data. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Pediatric exclusivity is another type of regulatory market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods for all formulations, dosage forms, indications of the active moiety, and listed patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining. The issuance of a Written Request does not require the sponsor to undertake the described clinical trials.
Hatch-Waxman Patent Certification and the 30-Month Stay
In seeking approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Upon approval, each of the patents listed by the NDA sponsor is published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Upon submission of an ANDA or 505(b)(2) NDA, an applicant is required to certify to the FDA concerning any patents listed for the RLD in the Orange Book that:
•no patent information on the drug product that is the subject of the application has been submitted to the FDA;
•such patent has expired;

•the date on which such patent expires; or
•such patent is invalid, unenforceable or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted.
Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired. If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification the applicant must send notice of the paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. If the drug has NCE exclusivity and the ANDA is submitted four years after approval, the 30-month stay is extended so that it expires seven and a half years after approval of the innovator drug, unless the patent expires or there is a decision in the infringement case that is favorable to the ANDA applicant before then.
Patent Term Restoration and Extension
A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent term restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date, provided the sponsor acted with diligence. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days of drug approval. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.
Post-Approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There are also annual prescription drug product program fee requirements for marketed products.
The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

FDA regulations require that products be manufactured in specific facilities and in accordance with cGMP regulations which require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP.
In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs and those supplying products, ingredients and components of them are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the U.S. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.
Once an approval of a drug is granted, the FDA may withdraw the approval if compliance with certain regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•fines, warning letters or clinical holds on post-approval clinical trials;
•refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or withdrawal of product approvals;
•product seizure or detention, or refusal to permit the import or export of products;
•consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•mandated modification of promotional materials and labeling and the issuance of corrective information;
•issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; and
•injunctions or the imposition of civil or criminal penalties.
The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted by a manufacturer and any third parties acting on behalf of a manufacturer only for the approved indications and in a manner consistent with the approved label for the product. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”), which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.
Failure to comply with any of these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those evaluated by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees and/or imposed permanent injunctions under which specified promotional conduct is changed or curtailed.
Review and Approval of Drugs in the European Union
In the EU, the research, development and commercialization of medicinal products are also subject to extensive regulatory requirements. As in the U.S., medicinal products can only be marketed if a marketing authorization (“MA”) from the competent regulatory agencies has been obtained.
Clinical Trial Approval
Clinical trials of medicinal products in the European Union must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, guidelines on Good Clinical Practices, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
In April 2014, the European Union adopted a Clinical Trials Regulation (EU) No 536/2014 (the “Clinical Trials Regulation”) which replaced the previous Clinical Trials Directive 2001/20/EC on January 31, 2022. The Clinical Trials Regulation is directly applicable in all European Union Member States, meaning no national implementing legislation in each European Union Member State is required. The legislation aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the Clinical Trials Regulation allows the sponsor of a clinical trial to make a single submission to both the competent authority and an ethics committee in each Member State in which the trial is to take place via a single entry point, leading to a single decision per Member State. The Clinical Trials Regulation also provides for simplified reporting procedures for clinical trial sponsors.
Drug Review and Approval
In the European Union, medicinal products can only be commercialized after obtaining an MA. There are two types of MA:
The centralized MA, which is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the EMA. A centralized MA is valid throughout the entire territory of the European Union and in the additional Member States of the European Economic Area (“EEA”), which is comprised of the Member States of the European Union plus Norway, Iceland and Liechtenstein. The centralized procedure is mandatory for certain types of products, including medicines produced by certain biotechnological processes, advanced therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines), products designated as orphan medicinal products and products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the European Union, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.
National MAs, which are issued by the competent authorities of the Member States of the European Union and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the European Union, this national MA can be recognized in another Member State through the mutual recognition procedure. If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure.
Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the European Union make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.
Data and Market Exclusivity
In the European Union, innovative medicinal products approved on the basis of a complete and independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity prevents generic applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic (abbreviated) MA, for eight years from the date on which the reference product was first authorized in the European Union. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the European Union market until the expiration of the market exclusivity. The overall ten-year period may be extended to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company could nevertheless also market another version of the product if such company obtained an MA based on an application with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.
Orphan Drug Designation and Exclusivity
A product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five (5) in ten thousand (10,000) persons in the European Union when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the European Union to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union or, if such method exists, the product will be of significant benefit to those affected by that condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MA application if the orphan designation has been granted, but not if the designation is still pending at the time the MA application is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Products receiving orphan designation in the European Union can receive ten years of market exclusivity, during which time no “similar medicinal product” may be placed on the market in the European Union. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. However, an MA may be granted to a similar medicinal product with the same indication as an authorized orphan product during the ten-year period with the consent of the MA holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same indication as an authorized orphan product if the applicant can establish that its similar product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity.
The aforementioned European Union rules are generally applicable in the EEA, which consists of the European Union Member States, plus Iceland, Liechtenstein and Norway.
Reform of the Regulatory Framework in the European Union
The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the European Union for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text was agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted into EU law, and are not expected to become applicable before 2028.
Other U.S. Healthcare Laws and Compliance Requirements
Healthcare providers, including physicians, and third-party payors play a significant role in determining what drug products are used by patients. Our current and future arrangements with healthcare providers, third party payors, patients and other parties within the healthcare industry as well as our business operations more generally may implicate broadly applicable fraud and abuse and other healthcare laws and regulations. Within the U.S., restrictions under applicable federal and state healthcare laws and regulations, including certain laws and regulations applicable only if we have marketed products, include the following:
•The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the anti-kickback statute or specific intent to violate it in order to have committed a violation.
•The federal False Claims Act (“FCA”), which imposes criminal and civil penalties on individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government and actions under the FCA may be brought by private whistleblowers as well as the government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the FCA.
•The federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program.
•The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also establishes requirements related to the privacy, security, and transmission of individually identifiable health information which apply to many healthcare providers, physicians and third-party payors with whom we interact;
•The federal false statements statute which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services.
•The FDCA, which, among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use and regulates the distribution of samples.
•Federal laws, such as the Medicaid Drug Rebate Program, that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under governmental healthcare programs.
•Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
•The U.S. Physician Payments Sunshine Act which requires manufacturers of FDA-approved drugs, devices, biologics, and medical supplies to report to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to teaching hospitals, physicians, and other healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members.
•Analogous state laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non- governmental third-party payors, including private insurers, and state laws which regulate interactions between pharmaceutical companies and healthcare providers, require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, require pharmaceutical companies to report information on transfers of value to other healthcare providers, marketing expenditures or pricing information and/or require licensing of sales representatives. State laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain.
Given the breadth of the laws and regulations and narrowness of any exceptions, limited guidance for certain laws and regulations and evolving government interpretations of the laws and regulations, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in federal and state funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, diminished profits and future earnings, reputational harm and the curtailment or restructuring of our operations, any of which could harm our business.
Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, exclusion from participation in governmental healthcare programs, disgorgement, fines or imprisonment.
Healthcare Reform
In the U.S. and some foreign jurisdictions, there have been and continue to be ongoing efforts to implement legislative and regulatory changes regarding the healthcare system. Such changes could prevent or delay marketing approval of any product candidates that we may develop, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Although we cannot predict what healthcare or other reform efforts will be successful, such efforts may result in more rigorous coverage criteria, in additional downward pressure on the price that we, or our future collaborators, may receive for any approved products or in other consequences that may adversely affect our ability to achieve or maintain profitability.
Within the U.S., the federal government and individual states have aggressively pursued healthcare reform. For example, the Affordable Care Act (“ACA”), implemented in 2010, substantially changed the way healthcare is financed by both governmental and private insurers and contains a number of provisions that affect coverage and reimbursement of drug products and/or that could potentially reduce the demand for pharmaceutical products such as increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care and assessing a fee on manufacturers and importers of brand name prescription drugs reimbursed under certain government programs, including Medicare and Medicaid. Other aspects of healthcare reform, such as expanded government enforcement authority, could also affect our business.
Other legislative efforts at health care reform include, for example, legislation enacted in 2021 that eliminated the statutory cap on Medicaid drug rebate program rebates (previously set at 100% of a drug’s “average manufacturer price”) effective starting in January 1, 2024. As another example, the Inflation Reduction Act of 2022 (“IRA”) added a number of changes to address rising prescription drug prices in Medicare Parts B and D. These changes include caps on Medicare Part D out-of-pocket costs for beneficiaries (closing the so-called “donut hole” or coverage gap), Medicare Part B and Part D drug price inflation rebates, a new Medicare Part D manufacturer discount drug program (replacing the ACA Medicare Part D coverage gap discount program) and a drug price negotiation program for certain high spend Medicare Part B and D drugs (with the first set of negotiated prices having gone into effect January 1, 2026).
The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. The Trump Administration has issued executive orders and supported proposed regulatory initiatives in 2025 that could have a significant impact on the prices that we, or any collaborators, may receive for any approved products.
On May 12, 2025, President Trump signed an executive order directing the Secretary of HHS to set and communicate most-favored-nation (“MFN”) price targets to manufacturers and propose a rulemaking plan to impose MFN pricing if “significant progress” is not made, and also directing the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. The executive order further states that the Administration will take additional action (for example, examining whether marketing approvals should be modified or rescinded or considering individual drug importation waiver authorities) should manufacturers fail to offer American consumers the MFN lowest price. In July 2025, President Trump sent letters to certain pharmaceutical companies demanding that these companies extend MFN pricing to Medicaid and newly launched drugs as well as move to direct-to-consumer models priced at MFN pricing, and soliciting binding commitments by September 29, 2025. Since this time, multiple drug manufacturers have announced plans to, for certain of their drugs, lower prices to reflect similar pricing around the world, and to sell these reduced-price drugs on a direct-to-consumer purchasing platform developed by the federal government; however, it is not known what results will occur to the extent the recipients of these letters do not reduce their U.S. prices.
On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model (“GLOBE”) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs (“GUARD”) model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026, and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions for U.S. Medicaid (“GENEROUS”) Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.
Healthcare reform efforts have been and may continue to be subject to scrutiny and legal challenge. In 2021, the U.S. Supreme Court dismissed the latest judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. As another example, revisions to regulations under the federal anti-kickback statute would remove protection for traditional Medicare Part D discounts offered by pharmaceutical manufacturers to pharmacy benefit managers and health plans. Pursuant to court order, the removal was delayed and subsequent legislation imposed a moratorium on implementation of the rule until January 2032. The IRA drug price negotiation program has also been challenged in litigation filed by various pharmaceutical manufacturers and industry groups.
Individual states have also been increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. We expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration, any of which could limit the amounts that federal and state governments will pay for healthcare products and services.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our potential product candidates. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.
Coverage and Reimbursement
The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.
Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
In the U.S., there is no uniform policy of coverage and reimbursement for products among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford our product candidates, if approved, and so will significantly affect our ability to successfully commercialize any such product candidates.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Coverage may not be available for any product that we commercialize or may be subject to controls imposed by third party payors to manage utilization (e.g., requiring specific approval for use of a product in a particular patient for coverage). Even if coverage is available, the resulting reimbursement payment rates may not be adequate or may require patient out-of-pocket costs that patients find unacceptably high. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Additionally, we, or our collaborators, will be required to obtain coverage and reimbursement for any companion diagnostic tests developed separate and apart from the coverage and reimbursement we may seek for our product candidates, once approved.
There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the U.S. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or requested by private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.
In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.
There can be no assurance that our product candidates, even if they are approved for sale in the U.S. or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, or that coverage and an adequate level of reimbursement will be available or that third-party payors’ reimbursement policies will not adversely affect our ability to sell our product candidates profitably.
Data Privacy and Security Laws
Numerous state, federal and foreign laws, regulations, and standards govern the collection, use, access to, and confidentiality and security of health-related and other personal information and could apply now or in the future to our operations or the operations of our partners. In the U.S., numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, cross-border transfer restriction laws, and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations and other obligations are constantly evolving, may conflict with each other to complicate compliance.
Employees and Human Capital Resources
As of May 31, 2026, we had 30 full-time employees, of which 7 had M.D. or Ph.D. degrees. Within our workforce, 20 employees were engaged in research and development and 10 were engaged in business and corporate development, finance, legal and general management and administration as of May 31, 2026. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.
We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, opportunities for equity ownership, development programs that enable continued learning and growth and a robust employment package that promotes well-being across all aspects of their lives, including health care, retirement planning and paid time off.
Facilities
Our corporate headquarters is located in San Francisco, California, where we lease and occupy approximately 3,410 square feet of office space at One Letterman Drive, Building A, Suite A4-300, San Francisco, California 94129. The current term of our lease expires in December 2027.
We believe that our facilities are adequate for our current needs and for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space. We believe that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising from the ordinary course of business. We record a liability for such matters when it is probable that future losses will be incurred and that such losses can be reasonably estimated. Significant judgment by us is required to determine both probability and the estimated amount. Our management is currently not aware of any legal matters that could have a material effect on our financial position, results of operations or cash flows.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers, key members of management and directors as of June 30, 2026.

Name	Age	Position
Executive Officers and Key Members of Management:
Travis Murdoch, M.D.	42	Chief Executive Officer, President and Director
Michele Anderson	59	Chief Development Officer
J. Paul Rickey	47	Chief Financial Officer
Tyler Chavez	38	Chief Business Officer
Marc Evanchik, M.S.	53	Chief Scientific Officer
Emil deGoma	50	Chief Medical Officer
Non-Employee Directors:
Christopher Viehbacher (2), (3)	66	Chairman of the Board
Vineeta Agarwala, M.D., Ph.D. * (1)	39	Director
Jasper Bos, Ph.D. (2), (3)	51	Director
Erez Chimovits, M.B.A., M.Sc. (2), (3)	62	Director
Jason Coloma, Ph.D., M.B.A.*	50	Director
Tim Lohoff, Ph.D. (1)	35	Director
David C. Lubner (1)	62	Director
David Malek, M.B.A.	48	Director
______________
*Immediately following the completion of this offering, Dr. Coloma intends to resign from the board of directors. Accordingly, AH Bio Fund IV, L.P. intends to appoint Dr. Agarwala as its representative pursuant to the terms of the Voting Agreement and the board of directors has appointed Dr. Agarwala to fill this vacancy, effective upon Dr. Coloma’s resignation. For more information, please see the section titled “Management—Composition of our Board of Directors”.
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Executive Officers
Travis Murdoch, M.D., has served as our Chief Executive Officer since July 2025, as our President since October 2025, and as a member of our board of directors since September 2025. Previously, Dr. Murdoch served as the Founder, Chief Executive Officer and Director at Human Immunology Biosciences, Inc. (f/k/a HI-Bio, Inc.) from April 2021 to May 2024, when it was acquired by Biogen Inc. (Nasdaq: BIIB). Dr. Murdoch is a Director and co-Founder at Ollin Biosciences, a clinical stage biotechnology company focused on eye diseases, since August 2022. Dr. Murdoch also previously served as a co-Founder and Partner at Monograph Capital Partners, a life sciences venture capital firm from July 2021 to May 2025. From February 2020 to January 2023, he served as a board member at Karius, Inc., a biotechnology company focused on the treatment of infectious diseases. Prior to that, from September 2020 through October 2022, he served as a board member at Zymergen, Inc. (currently known as Ginkgo Bioworks Holdings Inc. (NYSE: DNA) following its merger). From January 2018 to January 2022, Dr. Murdoch was an Investment Director and Advisor with SoftBank Investment Advisors where he focused on life sciences investments. From 2019 to January 2022, Dr. Murdoch served as a board member at Guardant Health AMEA (Nasdaq: GH). He was previously a Principal at Third Rock Ventures from 2017 to 2018, where he was a part of the founding team at Ambys Medicines and Rheos Medicines. Prior to that Dr. Murdoch served as a gastroenterologist and internist at Alberta Health Sciences from 2013 to

2018, and a consultant at McKinsey & Company from 2015 to 2017. Dr. Murdoch holds an M.S. in integrated immunology from University of Oxford, as well as an M.D. and Bachelor of Medical Science from the University of Alberta. We believe that Dr. Murdoch is qualified to serve on our board of directors due to his extensive leadership experience and biopharmaceutical industry knowledge.
Michele Anderson has served as our Chief Development Officer since October 2025. Most recently, Ms. Anderson served as the SVP, Regulatory Affairs, Pharmacovigilance, and Quality, at Human Immunology Biosciences, Inc. (f/k/a HI-Bio, Inc.) from July 2023 to July 2024, and following its acquisition by Biogen Inc. (Nasdaq: BIIB), as Head of Regulatory Affairs, Pharmacovigilance, and Quality for Biogen’s West Coast Hub (formerly HI-Bio) from July 2024 to October 2025, where she launched the Phase 3 global start-up for felzartamab. Prior to that, Ms. Anderson served as SVP and later Chief Development Officer at Assembly Biosciences, Inc. (Nasdaq: ASMB) from November 2019 to July 2023. Previously, Ms. Anderson held various roles at Gilead Sciences, Inc. (Nasdaq: GILD) from March 2009 to November 2019, where she led the regulatory affairs aspects involved in the development and worldwide approvals of antiviral therapies for HCV and HBV. From 2006 to 2009, Ms. Anderson was Senior Manager of Regulatory Affairs at CV Therapeutics Inc. (previously, Nasdaq: CVTX). She began her career at IMPAX Laboratories, Inc. (previously, Nasdaq: IPXL) from 1998 to 2006. Ms. Anderson holds a B.S. in Biological Sciences from California Polytechnic State University, San Luis Obispo.
J. Paul Rickey has served as our Chief Financial Officer since November 2025. Most recently, Mr. Rickey served as the SVP, Chief Financial Officer at Alpine Immune Sciences, Inc. (previously Nasdaq: ALPN) from April 2017 through its acquisition by Vertex Pharmaceuticals, Inc. (Nasdaq: VRTX) in June 2024, including serving as its Treasurer from December 2018 to June 2024 and Secretary from March 2019 to June 2024. Prior to that, Mr. Rickey served as the Chief Financial Officer at Sound Pharmaceuticals, Inc. from March 2016 to March 2017. Prior to that, Mr. Rickey served as the Vice President, Treasurer, Secretary, Principal Financial Officer, and Principal Accounting Officer at Immune Design Corp. (previously, Nasdaq: IMDZ) from July 2009 to June 2015. Prior to that, Mr. Rickey held finance and operating roles at public and private life science and technology companies, including Northstar Neuroscience, Inc. (previously, Nasdaq: NSTR) from July 2006 to June 2009, and Mobliss Inc. from August 2004 to July 2006. He began his career at Ernst & Young from 2001 to 2004. Mr. Rickey holds a B.A. and Master of Professional Accounting from the University of Washington and is a Certified Public Accountant (inactive).
Key Members of Management
Tyler Chavez, Ph.D., has served as our Chief Business Officer since June 2026. Most recently, Dr. Chavez was the Head of Corporate Development at Ouro Medicines LLC from August 2025 to June 2026, when it was acquired by Gilead Sciences, Inc. (Nasdaq: GILD) and Lakefront Biotherapeutics NV (Euronext & Nasdaq: LKFT). Prior to that, he served as Head of Corporate Development and Alliance Management at Human Immunology Biosciences, Inc. (f/k/a HI-Bio, Inc.) from July 2022 to August 2025, including following its acquisition by Biogen Inc. (Nasdaq: BIIB) in July 2024. Previously, he held various roles at BeiGene Medicines Ltd. (Nasdaq: ONC) from December 2019 to July 2022. Dr. Chavez held prior roles at AppliedVR from November 2018 to December 2019, Spark Therapeutics, Inc. (previously, Nasdaq: ONCE) from May 2017 to November 2018 and at Johns Hopkins Technology Ventures from October 2014 to April 2017, where he started his career. Tyler holds a B.S. in Chemistry from Sonoma State University, an M.S. in Organic Chemistry from Johns Hopkins University and a Ph.D. in Chemistry from Johns Hopkins University.
Marc Evanchik, M.S., has served as our Chief Scientific Officer since January 2026 and was previously our SVP, Pharmacology and Translational Medicine from October 2025 to January 2026. Most recently, Mr. Evanchik was VP of Discovery and Translational Pharmacology at Edgewise Therapeutics, Inc. (Nasdaq: EWTX) from December 2020 to February 2025, where he led cardiovascular research. Prior to that, Mr. Evanchik served as the Senior Director DMPK at Assembly Biosciences, Inc. (Nasdaq: ASMB) from January 2019 to December 2020. Previously, he held various roles at MyoKardia, Inc. (previously, Nasdaq: MYOK) from October 2012 to September 2018 where he played a key role in establishing pharmacology capabilities. From July 2008 to October 2009, Mr. Evanchik was at ChemoCentryx, Inc. (previously, Nasdaq: CCXI) and from October 2009 to October 2012, he was at 3-V Biosciences, Inc. (currently, Sagimet Biosciences, Inc. (Nasdaq: SGMT)). Mr. Evanchik started his career as an Associate Scientist at Sunesis Pharmaceutics Inc. (currently, Viracta Therapeutics, Inc. (Nasdaq: VIRX)) from 2002 to 2008. Mr. Evanchik is also an inventor on multiple patents related to novel treatments for heart muscle disorders and cardiac remodeling. He holds a B.S. in Chemistry from the University of California, Santa Cruz, and an M.S. in Chemistry from the University of California, Davis.
Emil deGoma, M.D., has served as our Chief Medical Officer since March 2026. Most recently, Dr. deGoma served as Senior Vice President of Medical Research at Tourmaline Bio, Inc. (formerly, Nasdaq: TRML), from October 2023 to December 2025, including through the completion of its acquisition by Novartis AG in October 2025. Previously, Dr. deGoma provided independent clinical development consulting services through Radiem Consulting, LLC from January 2023 to October 2023. Before that, he served as Senior Vice President of Clinical Development & Data Science at ChemoCentryx, Inc. (formerly, Nasdaq: CCXI) from November 2021 to October 2022 and, following ChemoCentryx’s acquisition, as Vice President of Clinical Development at Amgen, Inc. (Nasdaq: AMGN) from October 2022 to December 2022. Earlier, he served as Vice President of Clinical Development at Exicure, Inc. (Nasdaq: XCUR) from May 2020 to November 2021. From August 2019 to April 2020, Dr. deGoma provided independent clinical development consulting services through Radiem Consulting, LLC, and from March 2016 to July 2019, he served in positions of increasing responsibility at Akebia Therapeutics, Inc. (Nasdaq: AKBA), most recently as Vice President of Clinical Development. Earlier in his career, Dr. deGoma served as an Assistant Professor and Medical Director at the University of Pennsylvania. Dr. deGoma received an A.B. in Biochemical Sciences from Harvard College and an M.D. from Harvard Medical School and completed his internal medicine residency and cardiovascular medicine fellowship at Stanford University. Dr. deGoma is a board-certified cardiologist and is a Fellow of the American College of Cardiology and a Fellow of the American Heart Association.
Non-Executive Directors
Christopher Viehbacher has served as a member of our board of directors and Chairman of the board of directors since November 2025. Currently, Mr. Viehbacher is the President, Chief Executive Officer and a member of the board of directors of Biogen Inc. (Nasdaq: BIIB) since November 2022. Previously, Mr. Viehbacher was the co-founder and managing partner at Gurnet Point Capital LLC, a Cambridge-based healthcare investment fund from July 2015 to November 2022. Prior to that he was the Global Chief Executive Officer at Sanofi S.A. (Nasdaq: SNY) from December 2008 to October 2014 and started his career at GlaxoSmithKline plc (NYSE: GSK), where he held various roles between 1984 to 2008. Mr. Viehbacher previously served as the chair of the board of directors at PureTech Health plc (Nasdaq: PRTC) between March 2015 to May 2023 and has also chaired or been a member of the board of a number of entrepreneurial companies in biotechnology. He has received a number of awards including the Légion d’Honneur from France. He is Trustee of Northeastern University, a member of the Board of Fellows of the Stanford Medical School and a member of the MIT President’s CEO Advisory Board. Mr. Viehbacher holds a B. Comm from Queen’s University, Kingston, Canada. We believe that Mr. Viehbacher is qualified to serve on our board of directors due to his extensive international experience in both large pharmaceutical companies and entrepreneurial biotech companies.
Vineeta Agarwala, M.D., Ph.D., shall join as a member of our board of directors immediately following the closing of this offering. Dr. Agarwala has served as a General Partner at Andreessen Horowitz since January 2020, where she focuses on investments in biotechnology and health technology companies and serves on the boards of directors of several private portfolio companies. Prior to joining Andreessen Horowitz, Dr. Agarwala served as a Venture Partner at Google Ventures, from March 2015 to December 2019, where she supported early-stage investments across biotechnology and digital health. From August 2016 to June 2018, Dr. Agarwala served as Director of Product Management at Flatiron Health, Inc, where she helped build an oncology data platform and led a partnership to integrate real-world clinical and genomic datasets. Dr. Agarwala has served on the board of directors of Tenet Healthcare Corporation (NYSE: THC) since January 2024. She has served as a member of the board of directors of the National Venture Capital Association (NVCA) since April 2021 and also served as Chair of the NVCA board of directors for the 2025-2026 term. Dr. Agarwala is an Adjunct Clinical Assistant Professor at Stanford University School of Medicine, where she practices in the Division of Primary Care and Population Health since 2020. Dr. Agarwala holds a B.S. in Biophysics from Stanford University, an M.D. from Harvard Medical School through the Harvard-MIT HST Program, and a Ph.D. in Biophysics from Harvard University, where her doctoral research conducted at the Broad Institute focused on genetic causes of human disease. She completed her residency in internal medicine at Stanford Hospital & Clinics. We believe Dr. Agarwala is qualified to serve on our board of directors due to her experience as an investor, physician, and director in the biotechnology and health technology sectors, as well as her scientific expertise and clinical background.
Jasper Bos, Ph.D., has served as a member of our board of directors since September 2025. Dr. Bos is currently a General Partner at Forbion Growth, a global venture capital firm investing in biotech companies, since May 2021 and previously served as the Chief Executive Officer of Forbion European Acquisitions Corporation (previously, Nasdaq: FRBN) from December 2021 to November 2023. Before joining Forbion’s Naarden-based headquarters, Dr. Bos was Senior Vice President and Managing Director at M Ventures from June 2016 to May 2021, leading the venture capital arm of pharmaceutical company Merck & Co., Inc. (NYSE: MRK). He served in various roles at Merck from May 2009 to May 2016, including as Country Speaker Merck Netherlands where he assumed responsibility and liaised between all Merck activities in the Netherlands. Dr. Bos currently serves on the board of directors of several private companies. He has previously served on the board of directors of enGene Holdings, Inc. (Nasdaq: ENGN) from November 2023 to July 2025, and has served on multiple boards of directors of private biotech companies. He has experience in several operational roles in portfolio companies and played a key role in the creation of multiple successful spin-out companies out of Merck, such as Prexton Therapeutics (sold to Lundbeck) and Calypso biotech (sold to Novartis). Dr. Bos holds a Ph.D. in Pharmacy from the University of Groningen, the Netherlands. We believe Dr. Bos is qualified to serve as a member of our board of directors due to his experience in the biotechnology industry and the venture capital industry.
Erez Chimovits, M.B.A, M.Sc., has served as a member of our board of directors since September 2025. Mr. Chimovits is a Partner at OrbiMed, an investment firm, where he has served in various roles of increasing responsibility since November 2010. Mr. Chimovits currently serves on the board of directors of Upstream Bio Inc. (Nasdaq: UPB) since October 2021 and several private companies. Mr. Chimovits served as Chief Executive Officer of NasVax Ltd. (now SciSparc Ltd.) from January 2007 to November 2010. Previously, Mr. Chimovits served as President of Compugen USA Inc., a subsidiary of Compugen Ltd. from January 2001 to January 2007 and as Executive Vice President in Commercial Operations from December 1999 to January 2007. Mr. Chimovits holds an M.B.A., M.Sc. in Microbiology, and B.Sc. from Tel Aviv University. We believe Mr. Chimovits is qualified to serve as a member of our board of directors because of his venture capital experience, industry knowledge and extensive experience working for various pharmaceutical and biotechnology companies.
Jason Coloma, Ph.D., MBA, has served as a member of our board of directors since inception in May 2024. Currently, Dr. Coloma serves as President, Chief Executive Officer, and member of board of directors at Maze Therapeutics, Inc. (Nasdaq: MAZE) since June 2019. Prior to that, he was a venture partner at Third Rock Ventures, LLC, from July 2016 to June 2019. Before Third Rock, Dr. Coloma was SVP and Chief Business Officer at Corvus Pharmaceuticals, Inc. (Nasdaq: CRVS) from July 2016 to July 2017. While at Third Rock, Dr. Coloma also held the role of interim Chief Business Officer at insitro, Inc. from August 2018 to August 2019 and at Celsius Therapeutics, Inc. (later acquired by AbbVie Inc. (Nasdaq: ABBV)) from July 2017 to November 2018. Previously, he held several roles at Roche AG and Genentech, Inc. (previously, NYSE: DNA) between August 2007 and July 2016, including Vice President & Global Therapeutic Area Head of Oncology Partnering as well as Global Head of Research Technology Partnering. He also worked as a scientist at Cytokinetics Inc. (Nasdaq: CYTK) from June 2002 to July 2005 and held roles at L.E.K. Consulting LLC and University of California, San Francisco. Dr. Coloma previously served as a member of the board of directors at Bioage Labs, Inc. (Nasdaq: BIOA) from April

2021 to August 2024 and currently serves as a member of the board of directors at several private biotechnology companies. He is also a guest lecturer at University of Southern California and Stanford University since July 2024. Dr. Coloma holds a B.S. in Biology from the University of San Francisco, a Ph.D. and M.P.H. from the University of California, Berkeley, and an M.B.A. from the Tuck School of Business at Dartmouth College. We believe Dr. Coloma is qualified to serve on our board of directors due to his extensive experience as an executive in the biotechnology sector.
Tim Lohoff, Ph.D., has served as a member of our board of directors since September 2025. Currently he is a Principal at Forbion Ventures, a global venture capital firm investing in biotech companies, where he has held various roles since February 2022. He also serves as a member of the board of directors at several private biotechnology companies. Prior to Forbion, he began his career as a Life Sciences Specialist at L.E.K. Consulting LLC from August 2021 to February 2022. Dr. Lohoff has received his Ph.D. from University of Cambridge in 2021, his M.Sc from TU Dresden and B.Sc from University of Bielefeld. We believe Dr. Lohoff is qualified to serve on our board of directors due to his extensive knowledge in the biotechnology sector.
David C. Lubner, has served as a member of our board of directors since June 2026. Mr. Lubner currently serves as a Venture Partner at RA Ventures since October 2025. Mr. Lubner is also the Co-Founder, President, Chief Operating Officer and member of the board of directors of Surmount LLC, an private early development life sciences company since August 2025. Previously, Mr. Lubner served as Executive Vice President and Chief Financial Officer of Ra Pharmaceuticals, Inc., which was acquired by UCB S.A. in April 2020, from January 2016 until June 2020. Prior to Ra Pharmaceuticals, he served as Chief Financial Officer of several biotech companies including Chief Financial Officer of PharMetrics Inc., a healthcare informatics company from September 1999 until it was acquired by IQVIA (formerly IMS Health) in 2005. Mr. Lubner has served on the board of directors of Crescent Biopharma (Nasdaq: CBIO) since April 2025 and Dyne Therapeutics (Nasdaq: DYN) since March 2020 and currently serves as a member of the board of directors at several private biotechnology companies. He previously served on the board of directors of Arcellx, Inc. (Nasdaq: ACLX) from August 2020 until its acquisition by Gilead Sciences, Inc. in April 2026, POINT Biopharma (Nasdaq: PNT) from June 2021 until its acquisition by Eli Lilly & Co. in December 2023, CARGO Therapeutics (Nasdaq: CRGX) from July 2023 to August 2025, Vor Biopharma (Nasdaq: VOR) from July 2020 to August 2025, Gemini Therapeutics (Nasdaq: GMTX) from April 2020 to December 2022, and Therapeutics Acquisition Corp. d/b/a Research Alliance Corp. I (Nasdaq: RACA), a blank check company focused on the healthcare industry from May 2020 to June 2021. Mr. Lubner is a former Certified Public Accountant and received a B.S. in business administration from Northeastern University and an M.S. in taxation from Bentley University. We believe Mr. Lubner is qualified to serve on our Board of Directors due to his financial and leadership experience as a senior executive in the biotechnology industry and health technology sectors, as well as his experience on public company boards.
David Malek, M.B.A., has served as a member of our board of directors since inception in May 2024 and previously served as our President from May 2024 to October 2025. Currently, Mr. Malek is the Co-Founder and Chief Operating Officer of an early development life sciences company since November 2024. Previously, he held various roles at Pivotal Life Sciences LLC, a life sciences venture capital firm investing in transformative therapeutic-focused healthcare companies, from April 2018 to August 2025, including as Operating Partner, Investment Director and Venture Partner. Prior to that, Mr. Malek was the Chief Business Officer at OncXerna Therapeutics, Inc. from April 2017 to December 2021. Previously, he was the Chief Business Officer at Arctic Vision Ltd. from May 2019 to October 2020 and at BioLineRx Ltd. (Nasdaq: BLRX) from October 2011 to March 2018. He started his career at Sanofi S.A. (Nasdaq: SNY) where he held various roles from June 2007 to September 2011. Mr. Malek has also served as a member of the board of directors at several private biotechnology companies. He holds an B.A. from University of Haifa and an M.B.A. from the Tuck School of Business at Dartmouth College. We believe Mr. Malek is qualified to serve on our board of directors due to his extensive experience and knowledge in the biotechnology sector.

Family Relationships
There are no family relationships among any of our executive officers or directors.
Composition of our Board of Directors
Our business and affairs are managed under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.
Certain members of our board of directors were elected under the provisions of our amended and restated certificate of incorporation and agreements with our stockholders, which agreements are described under the section of this prospectus entitled “Certain Relationships and Related Person Transactions.” These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Immediately following the completion of this offering, Dr. Coloma intends to resign from the board of directors. Accordingly, AH Bio Fund IV, L.P. intends to appoint Dr. Agarwala as its representative pursuant to the terms of the Voting Agreement and the board of directors has appointed Dr. Agarwala to fill this vacancy, effective upon Dr. Coloma’s resignation. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our second amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.
Staggered Board
Our second amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, permit our board of directors to establish the authorized number of directors from time to time by resolution. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. In accordance with our second amended and restated certificate of incorporation, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
•the Class I directors will be David Malek and Tim Lohoff and their terms will expire at our first annual meeting of stockholders following this offering, to be held in 2027;
•the Class II directors will be Vineeta Agarwala, David C. Lubner and Erez Chimovits and their terms will expire at our second annual meeting of stockholders following this offering, to be held in 2028; and

•the Class III directors will be Christopher Viehbacher, Jasper Bos and Travis Murdoch and their terms will expire at our third annual meeting of stockholders following this offering, to be held in 2029.
We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. Immediately following the completion of this offering, Dr. Coloma intends to resign from the board of directors. Accordingly, AH Bio Fund IV, L.P. intends to appoint Dr. Agarwala as its representative pursuant to the terms of the Voting Agreement and the board of directors has appointed Dr. Agarwala to fill this vacancy, effective upon Dr. Coloma’s resignation.
Director Independence
Under the listing standards, requirements and rules of The Nasdaq Stock Market LLC (the “Nasdaq Listing Rules”), independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date.
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Christopher Viehbacher, Jasper Bos, Erez Chimovits, Vineeta Agarwala, David C. Lubner and Tim Lohoff do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Listing Rules. Our board of directors has determined that Dr. Murdoch, by virtue of his position as our current Chief Executive Officer, and Mr. Malek, by virtue of his prior role as our President from May 2024 to October 2025, are not independent under applicable rules and regulations of the SEC and the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in “Certain Relationships and Related Person Transactions.”
Board Leadership Structure and Board’s Role in Risk Oversight
Currently, the roles of chair of our board of directors and chief executive officer are separated. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the chair of our board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as chair of our board of directors, particularly as the board of directors’ oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require that our board chair and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.
Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.
Committees of Our Board of Directors
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the application rules and regulation of the SEC and the Nasdaq Listing Rules, which we will post to our website at www.braveheart.bio upon the completion of this offering. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Upon the completion of this offering, our audit committee will consist of Vineeta Agarwala, Tim Lohoff and David C. Lubner, and the chair of our audit committee is Mr. Lubner. Our board of directors has determined that each member of the audit committee is independent under Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act and can read and understand fundamental financial statements in accordance with applicable requirements. Our board of directors has also determined that Mr. Lubner is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.
The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:
•managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing related person transactions;
•establishing insurance coverage for our officers and directors;

•overseeing the preparation of our annual proxy statement, reviewing with management our financial statements to be included in our quarterly reports to be filed with the SEC and reviewing with management the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosures in our periodic reports filed with the SEC;
•oversee our risk management policies, procedures and practices, including those related to cybersecurity; and
•approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.
Our audit committee will operate under a written charter, which will be effective upon the completion of this offering, that satisfies the applicable Nasdaq Listing Rules.
Compensation Committee
Our compensation committee consists of Jasper Bos, Erez Chimovits and Christopher Viehbacher, and the chair of our compensation committee is Mr. Viehbacher. Our board of directors has determined that each member of the compensation committee is independent under the Nasdaq Listing Rules and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:
•annually reviewing and recommending to our board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;
•evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and, based on such evaluation, recommending to our board of directors the cash compensation of our Chief Executive Officer;
•reviewing and approving the compensation arrangements with our other executive officers and certain other senior management;
•reviewing and recommending to our board of directors the compensation paid to our directors;
•administering our equity incentive plans and other benefit programs;
•overseeing and administering our compensation and similar plans; and
•reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.
Our compensation committee operates under a written charter that satisfies the applicable Nasdaq Listing Rules.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Jasper Bos, Erez Chimovits and Christopher Viehbacher, and the chair of our nominating and corporate governance committee is Dr. Bos. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq Listing Rules, a non-employee director, and free from any relationship that would interfere with the exercise of his or her independent judgment.
The primary purpose of the nominating and corporate governance committee is to discharge the responsibilities of our board of directors with respect to our corporate governance functions and to identify, communicate with, evaluate and recommend candidates for our board of directors. Specific responsibilities of our nominating and corporate governance committee include:
•identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;
•considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;
•instituting plans or programs for the continuing education of our board of directors and orientation of new directors;
•developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and
•overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors and management.
Our nominating and corporate governance committee operates under a written charter that satisfies the applicable Nasdaq Listing Rules.
Code of Business Conduct and Ethics
We have amended our written code of business conduct and ethics which applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our code of business conduct and ethics will be posted on our website at www.braveheart.bio. We intend to disclose on our website any future amendments of our code of business conduct and ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the code of business conduct and ethics. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our officers currently serves, or has served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Limitations on Liability and Indemnification
As permitted by Delaware law, provisions in our second amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and amended and restated bylaws, which became effective upon the effectiveness of this registration statement of which this prospectus forms a part, limit or eliminate the personal liability of officers and directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, an officer or director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, an officer or director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as an officer or director, except for liability for:
•any breach of the officer or director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law (the “DGCL”);
•for our officers, any derivative action by or in the right of the corporation;
•any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or
•any transaction from which the director derived an improper personal benefit.
These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions do not alter an officer or director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our second amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Delaware law, our amended and restated bylaws, which became effective upon the effectiveness of this registration statement, of which this prospectus forms a part of, provide that:
•we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;
•we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and
•the rights provided in our amended and restated bylaws are not exclusive.
If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.
In addition to the indemnification that will be provided for in our second amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his or her service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
This description of the indemnification provisions of our second amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Rule 10b5-1 Sales Plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early release, the sale of any shares under such plans would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

EXECUTIVE COMPENSATION
The following tables and accompanying narrative disclosure set forth information about the compensation earned by our named executive officers (“NEOs”) during the year ended December 31, 2025, and forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act. Our NEOs, for the year ended December 31, 2025, consist of (i) all individuals serving as our principal executive officer during such year; and (ii) our two most highly compensated executive officers (other than our Chief Executive Officer) who were serving as our executive officers on December 31, 2025. Accordingly, our NEOs for the fiscal year ended December 31, 2025, are:
•Travis Murdoch, M.D., Chief Executive Officer and President;
•David Malek, our former President, Treasurer and Secretary, who served as our principal executive officer prior to July 27, 2025, when Dr. Murdoch commenced employment as our principal executive officer. Mr. Malek was our President until October 29, 2025;
•J. Paul Rickey, Chief Financial Officer; and
•Michele Anderson, Chief Development Officer.
To date, the compensation of our NEOs has primarily consisted of a combination of base salary, annual cash incentive compensation, and long-term incentive compensation, as described in more detail below. Our executive officers, like all full-time employees, are eligible to participate in our health, welfare and retirement benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.
2025 Summary Compensation Table
The following table sets forth information regarding compensation for services rendered in all capacities that was awarded to, earned by and/or paid to our NEOs for the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)	Total ($)
Travis Murdoch, M.D. Chief Executive Officer	2025	160,985	108,219	3,614	—	272,818
J. Paul Rickey Chief Financial Officer	2025	73,333	—	1,302,400	—	1,375,733
Michele Anderson Chief Development Officer	2025	102,614	40,997	265	—	143,876
David Malek Former President, Treasurer and Secretary(4)	2025	—	—	442	51,210(5)	51,652
_______________
(1)Dr. Murdoch commenced his employment with us on July 27, 2025, and his annual base salary for 2025 was pro-rated from September 3, 2025, the date of our first Series A tranche financing. Mr. Rickey and Ms. Anderson commenced their employment with us on November 3, 2025, and October 6, 2025, respectively, and their annual base salaries for 2025 were pro-rated from such dates accordingly. Mr. Malek transitioned to a consultant on August 29, 2025.
(2)The amounts reported represent the annual discretionary bonuses each NEO earned during the fiscal year ended on December 31, 2025, based on achievement of company and individual performance, which were paid in the first quarter of the following fiscal year.
(3)The amount reported represents the aggregate grant date fair value of the shares of restricted stock awarded to the NEOs during the 2025 fiscal year, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the restricted stock reported in this column are set forth in Note 2 to our financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock awards and do not correspond to the actual economic value that may be received by the NEOs upon the vesting of the shares of restricted stock or any sale of the shares.
(4)Mr. Malek served as our principal executive officer during 2025 prior to the appointment of Dr. Murdoch as our Chief Executive Officer in July 2025.
(5)The amount reported represents consulting fees for Mr. Malek pursuant to his consulting agreement, as described below.
Narrative Disclosure to the 2025 Summary Compensation Table
Elements of Compensation
The compensation of our NEOs generally consists of three key elements: (i) base salary; (ii) annual discretionary cash bonus opportunities; and (iii) long-term incentive compensation.
Annual Base Salaries
The annual base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, responsibilities, and contributions. Each NEO’s initial annual base salary was specified in their offer letter or employment agreement, as described below, and is reviewed (and, if applicable, adjusted) from time to time by our board of directors or the compensation committee thereof.
For the fiscal year ended December 31, 2025, the annual base salaries for Dr. Murdoch, Mr. Rickey, and Ms. Anderson were $500,000, $440,000 and $430,000, respectively. Dr. Murdoch commenced employment as our Chief Executive Officer on July 27, 2025; however he did not start receiving an annual base salary until the closing of our first Series A tranche financing on September 3, 2025. As a result, Dr. Murdoch’s base salary for fiscal year 2025 was pro-rated accordingly based on our first Series A financing closing date. Mr. Rickey commenced employment as our Chief Financial Officer on November 3, 2025, and Ms. Anderson commenced employment as our Chief Development Officer on October 6, 2025. As a result, the base salaries for Mr. Rickey and Ms. Anderson for fiscal year 2025 were pro-rated accordingly based on their commencement dates.
Mr. Malek served as our President, Treasurer and Secretary and principal executive officer until July 27, 2025, and as our President until October 29, 2025. He did not receive any annual base salary during 2025.
2025 Bonuses
Annual cash incentive bonuses
For the fiscal year ended December 31, 2025, Dr. Murdoch and Ms. Anderson were eligible to earn an annual discretionary bonus based on the company’s performance and individual contributions, as determined by our board of directors. The 2025 target annual bonuses for Dr. Murdoch and Ms. Anderson were 50% and 40% of their annual base salaries, respectively. The corporate performance objectives for Dr. Murdoch’s and Ms. Anderson’s 2025 annual bonuses were generally based on the company’s achievement of certain program, platform and finance/business development goals, but the board of directors did not use a pre-established formula or performance metrics for determining amounts. Dr. Murdoch’s and Ms. Anderson’s annual bonus were pro-rated based on their respective commencement dates of employment with the company. Mr. Rickey was ineligible to receive a 2025 annual bonus due to his commencement date in November 2025.
Mr. Malek did not receive an annual bonus for 2025.
Equity-based Compensation
Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period.
Accordingly, our board of directors or our compensation committee, as applicable, periodically reviews the equity incentive compensation of our NEOs and may grant equity incentive awards to them from time to time. See “—Outstanding Equity Awards at 2025 Fiscal Year-End” for more information regarding equity awards made to our NEOs.
Perquisites/Personal Benefits
Perquisites or other personal benefits are not a significant component of our executive compensation program. Accordingly, we do not provide perquisites or other personal benefits to our executive officers, including our NEOs with an aggregate value equal to or greater than $10,000.
Retirement Plan
We did not sponsor or maintain a retirement plan for the benefit of our employees for fiscal year 2025. We adopted a 401(k) retirement plan that became effective as of January 1, 2026.
2026 Compensation Changes and Stock Option Grants to NEOs
In connection with this offering, we will grant each of Dr. Murdoch, Mr. Rickey and Ms. Anderson a stock option to purchase 550,000, 300,000 and 300,000 shares of our common stock, respectively, contingent on, and effective immediately following, the time the registration statement of which this prospectus forms a part is declared effective (the “IPO Effective Date”), subject to each applicable NEO’s continuous service relationship with us through such date and the IPO Effective Date occurring no later than December 31, 2026. If this offering does not close within five business days after the IPO Effective Date, then the stock options will be forfeited at such time. The stock options will have a per share exercise price equal to the initial public offering price per share in this offering, which will be the fair market value of a share of our common stock on the grant date of the stock options. The stock options will vest in equal monthly installments over four years, so long as the grantee continues to be a service provider through each applicable vesting date. The stock options will be subject to the terms and conditions of the 2026 Plan, and the applicable stock option agreements thereunder.
In connection with this offering, our board of directors has also approved stock option grants for an aggregate of 210,000 shares of our common stock, contingent on, and effective as of, the IPO Effective Date, to certain of our non-employee directors (Chris Viehbacher, Jasper Bos, Ph.D., Erez Chimovits, Tim Lohoff, Ph.D., David Lubner, and David Malek). These stock options will have a per share exercise price equal to the initial public offering price per share in this offering, which will be the fair market value of a share of our common stock on the grant date of the stock options.
Compensation Recovery Policy
In accordance with the requirements of the SEC and Nasdaq Listing Rules, our board of directors has adopted a compensation recovery policy, which became effective upon the date on which the registration statement of which this prospectus forms a part was declared effective by the SEC. The compensation recovery policy provides that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.
Outstanding Equity Awards at 2025 Fiscal Year-End
The following table provides information regarding the outstanding equity awards held by our NEOs as of December 31, 2025. Unless otherwise specified, all awards were granted pursuant to the 2025 Stock Option and Grant Plan, as amended from time to time (the “2025 Plan”). See “—Equity Incentive Plans—2025 Plan” below for additional information.

			Stock Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Travis Murdoch, M.D.	7/31/2025(3)	N/A			1,580,876	3,046,664
	7/31/2025(4)	9/3/2025	3,004,202	5,789,698		—
	7/31/2025(5)	N/A			1,538,152	2,964,327
	9/2/2025(3)	N/A			69,184	133,331
	9/2/2025(6)	9/3/2025	131,474	253,377		—
	9/2/2025(5)	N/A			67,316	129,731
J. Paul Rickey	11/24/2025(7)	11/3/2025	538,812	1,038,398
	11/24/2025(8)	11/3/2025			136,986	263,999
Michele Anderson	8/27/2025(7)	10/6/2025	490,867	945,999
	8/27/2025(8)	10/6/2025			114,155	220,000
David Malek, M.B.A.	9/1/2025(9)	8/29/2025	44,394	85,556
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(1)Represents restricted stock granted to our NEOs under the 2025 Plan, with the exception of Ms. Anderson, whose awards were granted outside the 2025 Plan pursuant to a stock purchase agreement.
(2)Based on the fair market value of our common stock of $1.93 per share as of December 31, 2025.
(3)The shares underlying this award vest in full immediately prior to the occurrence of a change in control of the company, within ten years of the closing of the company’s Series A financing, in which each holder of the company’s Series A preferred stock receives cash or publicly traded securities equal to at least four (4) times the original issuance price of the Series A preferred stock, subject to Dr. Murdoch’s continued employment through such vesting date. In addition, within ten years of the closing of the company’s Series A financing, following the later of (i) the nine-month anniversary of the date the company (or its parent) first becomes publicly listed and (ii) 30 days after the first public disclosure of the top-line clinical results of the Phase 3 study by Hengrui Pharma of BHB-1893 for obstructive hypertrophic cardiomyopathy, (a) 50% of the shares underlying this award will vest if the company’s 30-day volume weighted average trading price exceeds six (6) times the original issuance price of the Series A preferred stock before the 24-month anniversary of such listing date, and (b) all of the then-unvested shares underlying this award will vest if the company’s 30-day volume weighted average trading price exceeds seven and one-half (7.5) times the original issuance price of the Series A preferred stock before the 36-month anniversary of such listing date, in each case subject to Dr. Murdoch’s continued employment through such vesting date. If the shares underlying this award have not vested by the tenth anniversary of the closing of the company’s Series A financing, the company has the right, but not the obligation, to repurchase such shares at the original per share purchase price. The award is also subject to certain acceleration of vesting rights as set forth in Dr. Murdoch’s employment agreement and the 2026 ESCICP (as defined below) participation agreement, as described below. As of December 31, 2025, with respect to the July 2025 grant, 410,958 of the shares were held by irrevocable gift trusts for the children of Dr. Murdoch, 667,635 of the shares were held by Dr. Murdoch’s family trust, and 502,283 of the shares were held by Dr. Murdoch in his individual capacity. As of December 31,

2025, with respect to the September 2025 grant, 69,184 shares were held by Dr. Murdoch in his individual capacity.
(4)The shares underlying this award vest monthly over four years from the vesting commencement date, subject to continued service through the applicable vesting dates. Notwithstanding the foregoing, upon a qualifying termination (as defined in the applicable award agreements) within 12 months following a change in control of the company, any then-unvested shares will vest in full on the date of such termination. The award is also subject to certain acceleration of vesting rights as set forth in Dr. Murdoch’s employment agreement and the 2026 ESCICP participation agreement, as described below. As of December 31, 2025, 780,962 of the shares were held by irrevocable gift trusts for the children of Dr. Murdoch, 1,268,733 of the shares were held by Dr. Murdoch’s family trust, and 954,507 shares were held by Dr. Murdoch in his individual capacity.
(5)Upon the closing of the third tranche of the Series A financing, the shares will vest monthly over four years from the respective Series A tranche financing closing date, subject to continued service through the applicable vesting dates. Notwithstanding the foregoing, upon a qualifying termination (as defined in the applicable award agreements) within 12 months following a change in control of the company, any then-unvested shares will vest in full on the date of such termination. The award is also subject to certain acceleration of vesting rights as set forth in Dr. Murdoch’s employment agreement and the 2026 ESCICP participation agreement, as described below. As of December 31, 2025, with respect to the July 2025 grant, 399,852 of the shares were held by irrevocable gift trusts for the children of Dr. Murdoch, 649,591 of the shares held by Dr. Murdoch’s family trust, and 488,709 shares were held by Dr. Murdoch in his individual capacity. As of December 31, 2025, with respect to the September 2025 grant, 69,184 shares were held by Dr. Murdoch in his individual capacity.
(6)The shares underlying this award vest monthly over four years from the vesting commencement date, subject to continued service through the applicable vesting dates. Notwithstanding the foregoing, upon a qualifying termination (as defined in the applicable award agreements) within 12 months following a change in control of the Company, any then-unvested shares will vest in full on the date of such termination. The award is also subject to certain acceleration of vesting rights as set forth in Dr. Murdoch’s employment agreement and the 2026 ESCICP participation agreement, as described below.
(7)The shares underlying this award vest as follows: 25% of the shares vest on the one-year anniversary of the vesting commencement date, and the remaining 75% of the shares vest in 36 equal monthly installments thereafter on the same day of the month, subject to the applicable NEO’s continued service relationship through each applicable vesting date. The award is also subject to certain acceleration of vesting rights as set forth in the applicable NEO’s offer letter and the 2026 ESCICP, as described below.
(8)The shares underlying this award are subject to both performance and time vesting conditions. In order to vest, the third closing of the company’s Series A financing must first occur, after which the shares vest as follows: 25% of the shares vest on the first anniversary of the vesting commencement date and the remaining 75% of the shares vest in 36 equal monthly installments thereafter on the same day of the month, subject to the applicable NEO’s continued service relationship through each applicable vesting date. The award is also subject to certain acceleration of vesting rights as set forth in the applicable NEO’s offer letter and the 2026 ESCICP, as described below.
(9)The shares underlying this award vest as follows: in equal monthly installments over 18 months, subject to Mr. Malek’s continued service relationship through each applicable vesting date. The award is also subject to certain acceleration of vesting rights as set forth in Mr. Malek’s consulting agreement, as described below.
Employment Arrangements with our NEOs
We have entered into an employment agreement or offer letter with each of our NEOs in connection with his or her employment with us, which set forth the terms and conditions of his or her employment, as applicable. The material terms of such employment agreement and offer letters are described below. In connection with this offering, we have entered into new employment agreements with each of our NEOs, other than Mr. Malek, effective as of the closing of this offering.
In addition, we previously adopted an Executive Severance Plan that covers our NEOs who are current employees of the company. In connection with this offering, we adopted the 2026 ESCICP (as defined below) that will cover our NEOs who are then employed by the company and will supersede and replace the Executive Severance Plan effective as of the closing of this offering.
Travis Murdoch, M.D.
On July 29, 2025, we entered into an employment agreement with Dr. Murdoch (the “Murdoch Employment Agreement”), for the position of Chief Executive Officer. The Murdoch Employment

Agreement provides for Dr. Murdoch’s at-will employment and sets forth his initial annual base salary, an initial target annual bonus opportunity, and an initial equity incentive award in the form of restricted stock awards (“RSAs”).
The Murdoch Employment Agreement provides for severance benefits upon a termination of Dr. Murdoch’s employment by the company other than due to “cause”, death or disability or his resignation for “good reason” (as such terms are defined in the Murdoch Employment Agreement), subject to his execution and non-revocation of a separation agreement and general release of claims, consisting of: (i) continuation of base salary for 12 months, payable in substantially equal installments and (ii) payment of COBRA premiums (or equivalent payments) for up to 12 months, subject to earlier termination upon eligibility for other coverage. If such termination occurs after the second anniversary of the closing date of our Series A financing, Dr. Murdoch is additionally entitled to 12 months of accelerated vesting of his “vesting additional shares” (as defined in the Murdoch Employment Agreement) and if such termination occurs within 12 months of a “change in control” (as defined in the Murdoch Employment Agreement), then such “vesting additional shares” will accelerate in full. Furthermore, subject to Dr. Murdoch’s continued employment with the Company, upon a change in control by the 10th anniversary of the closing date of our Series A financing in which each holder of Series A preferred stock of the Company receives at the closing of the change in control cash or publicly traded securities equal to at least four (4) times the original issuance price of the Series A preferred stock, then immediately prior to such change in control, all of the “performance shares” (as defined in the Murdoch Employment Agreement) will vest in full. In connection with this offering, we amended the restricted stock agreements governing the performance shares to provide that they are also eligible to vest upon the achievement of certain post-listing stock price hurdles described in footnote (3) to the table under “—Outstanding Equity Awards at 2025 Fiscal Year-End” above, and to provide the company with a right to repurchase any performance shares that remain unvested as described therein.
J. Paul Rickey
On October 22, 2025, we entered into an offer letter with Mr. Rickey (the “Rickey Offer Letter”), for the position of our Chief Financial Officer. The Rickey Offer Letter provides for Mr. Rickey’s at-will employment and sets forth his initial annual base salary, an initial target annual bonus opportunity, and an initial equity incentive award in the form of RSAs. Mr. Rickey was not eligible for a bonus for the 2025 calendar year.
The Rickey Offer Letter provides that, in the event of a termination by the company other than due to “cause”, death or disability or by Mr. Rickey for “good reason” (as each term is defined in the Rickey Offer Letter), in each case within the period commencing three months prior and ending 12 months following a “sale event” (as defined in the Rickey Offer Letter), all unvested time-based equity awards will immediately accelerate and become fully exercisable or nonforfeitable as of the date of termination.
Michele Anderson
On August 22, 2025, we entered into an offer letter with Ms. Anderson (the “Anderson Offer Letter”), for the position of our Chief Development Officer. The Anderson Offer Letter provides for Ms. Anderson’s at-will employment and sets forth her initial annual base salary, an initial target annual bonus opportunity, and an initial equity incentive award in the form of RSAs granted outside the 2025 Plan.
The Anderson Offer Letter provides that, in the event of a termination by the company other than due to “cause”, death or disability or by Ms. Anderson for “good reason” (as each term is defined in the Anderson Offer Letter), in each case within the period commencing three months prior and ending 12 months following a “change in control” (as defined in the Anderson Offer Letter), all unvested time-based equity awards will accelerate in full.

David Malek
On August 29, 2025, we entered into a consulting agreement with Mr. Malek (the “Malek Consulting Agreement”), pursuant to which Mr. Malek provides consulting services to the company in the areas of corporate development and alliance management. The Malek Consulting Agreement provides for an initial term ending February 28, 2027, unless earlier terminated. In addition, the Malek Consulting Agreement provides for monthly cash compensation of $12,500 and reimbursement of pre-approved expenses.
The Malek Consulting Agreement also provides for an equity award of restricted common stock, which vests in equal monthly installments over 18 months, subject to Mr. Malek’s continued service on each such vesting date. In the event of a termination of Mr. Malek’s services by the company without “cause” (as defined in the 2025 Plan), vesting will accelerate as if Mr. Malek had continued providing services for an additional six months. Upon a “sale event” (as defined in the 2025 Plan), any unvested shares will vest in full.
Post-Offering Employment Agreements
In connection with the offering, we have entered into new employment agreements with Dr. Murdoch, Mr. Rickey and Ms. Anderson, each effective as of and subject to the closing of this offering, (each, a “Post-IPO Employment Agreement,” and collectively, the “Post-IPO Employment Agreements”). The Post-IPO Employment Agreements will supersede, in all respects, all prior employment arrangements and offer letters between each of Dr. Murdoch, Mr. Rickey and Ms. Anderson.
Under the Post-IPO Employment Agreements, each of Dr. Murdoch, Mr. Rickey and Ms. Anderson will continue to serve in their respective roles on an at-will basis, subject to any eligibility for severance benefits under the 2026 ESCICP. The Post-IPO Employment Agreements provide for each of Dr. Murdoch, Mr. Rickey and Ms. Anderson’s base salary, target annual bonus eligibility, and continued compliance with their applicable restrictive covenant agreements. In addition, although each such NEO will be eligible to participate in our 2026 ESCICP, as further described below, certain equity acceleration provisions in Dr. Murdoch’s pre-IPO employment agreement that are more favorable than those provided under the 2026 ESCICP will also continue to apply.
Executive Severance Plan
Our Executive Severance Plan was previously adopted by our board of directors (the “Prior Severance Plan”), which provides severance benefits to our NEOs and certain other executives. The benefits provided in the Prior Severance Plan replaced any severance for which our NEOs were eligible under their employment agreements, offer letters or other agreements or arrangements, provided, however, the participation agreement entered into with Dr. Murdoch in connection with the Prior Severance Plan restates and preserves certain existing equity acceleration provisions in his employment agreement that were more favorable than what the Prior Severance Plan provides, as described above, and expands the eligibility period for the full acceleration of the “vesting additional shares” (as defined in the Murdoch Employment Agreement) from 12 months after a “change in control” to also the three months prior to a change in control.
The Prior Severance Plan provides that upon a termination by us for any reason other than for “cause,” death or “disability,” or resignation for “good reason” (as each term is defined in the Prior Severance Plan), in each case outside of the change in control period (i.e., the period beginning three months prior to and ending on the twelve month anniversary of the “change in control,” (as defined in the Prior Severance Plan)), an eligible participant will be entitled to receive, in addition to accrued obligations (which includes any earned but unpaid bonus from the calendar year prior to the calendar year in which such termination occurs) and subject to the execution of a separation agreement and release in a form and manner satisfactory to and provided by the company that contains, among other provisions, a general release of claims in favor of the company and a reaffirmation of all applicable restrictive covenants, (i) an amount equal to 1.0 times the “base salary” (as defined in the Prior Severance Plan) for our Chief Executive Officer, 0.75 times base salary for Tier 2 executives (who were determined by the plan administrator and includes our non-CEO NEOs, other than Mr. Malek), and 0.5 times base salary for Tier 3 executives (who were determined by the plan administrator) and (ii) payment of the employer portion of COBRA premiums (or equivalent payments) for up to 12 months for our Chief Executive Officer, nine months for Tier 2 executives and six months for Tier 3 executives. The amounts under (i) and (ii) will be paid in substantially equal installments in accordance with our payroll practice over 12 months for our Chief Executive Officer, nine months for Tier 2 executives and six months for Tier 3 executives, commencing within 60 days after the date of termination.
The Prior Severance Plan also provides that upon a (A) termination by us other than for cause, death or disability or (B) resignation for good reason, in each case within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution of a separation agreement and release in a form and manner satisfactory to and provided by the company that contains, among other provisions, a general release of claims in favor of the company and a reaffirmation of all applicable restrictive covenants, (I) a lump sum amount equal to the sum of (x) 1.5 times base salary for our Chief Executive Officer, 1.0 times base salary for our Tier 2 executives, and 0.75 times base salary for our Tier 3 executives and (y) the participant’s “target bonus” (as defined in the Prior Severance Plan), (II) payment of COBRA premiums (or equivalent payments) for up to 18 months for our Chief Executive Officer, 12 months for our Tier 2 executives, nine months for our Tier 3 executives who have a title of SVP and six months for Tier 3 executives with a title of VP, and (III) all outstanding and unvested equity awards of the company that are subject to time-based vesting held by the participant, shall immediately accelerate and become fully vested and exercisable or nonforfeitable. The amounts under (I) will be paid in a lump sum and the amounts under (II) will be paid in substantially equal installments in accordance with our payroll practice over 18 months for our Chief Executive Officer, 12 months for Tier 2 executives and nine months for Tier 3 executives, commencing within 60 days after the date of termination.
Upon a termination due to death or disability (as defined in the Prior Severance Plan), in addition to accrued obligations, a participant is also entitled to a pro-rated bonus for the calendar year in which such termination occurs, based on the year-to-date performance as of the last date of the participant’s employment.
The payments and benefits provided under the Prior Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the NEOs, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the participant.
2026 Executive Severance and Change in Control Plan and Summary Plan Description
Our board of directors has adopted an Executive Severance and Change in Control Plan and Summary Plan Description (the “2026 ESCICP”), pursuant to which our NEOs, and certain other executives will participate. The benefits provided in the 2026 ESCICP will replace any severance for which our NEOs may be eligible under their existing employment agreements, offer letters or other agreements or arrangements, including, effective as of the closing of this offering, under the Prior Severance Plan; provided, however, the participation agreement entered into with Dr. Murdoch in connection with the 2026 ESCICP will restate and preserve certain existing equity acceleration provisions in his employment agreement that are more favorable than what the 2026 ESCICP provides, as described above, and will expand the eligibility period for the full acceleration of the “vesting additional shares” (as defined in the Murdoch Employment Agreement) from 12 months after a “change in control” to also include the three months prior to a change in control.
The 2026 ESCICP provides that upon a termination by us for any reason other than for “cause,” death or “disability,” or resignation for “good reason” (as each term is defined in the 2026 ESCICP), in each case outside of the change in control period (i.e., the period beginning three months prior to and ending on the twelve month anniversary of the “change in control,” (as defined in the 2026 ESCICP)), an eligible participant will be entitled to receive, in addition to accrued obligations (which includes any earned but unpaid bonus from the calendar year prior to the calendar year in which such termination occurs) and subject to the execution of a separation agreement and release in a form and manner satisfactory to and provided by the company that contains, among other provisions, a general release of claims in favor of the company and a reaffirmation of all applicable restrictive covenants, (i) an amount equal to 1.0 times the “base salary” (as defined in the 2026 ESCICP) for our Chief Executive Officer, 0.75 times base salary for Tier 2 executives (which is determined by the plan administrator and includes our non-CEO NEOs, other than Mr. Malek), and 0.5 times base salary for Tier 3 executives (who are determined by the plan administrator) and (ii) an amount equal to the monthly Company contribution that we would have made to provide health insurance for the participant if he or she had remained employed by us for up to 12 months for our Chief Executive Officer, nine months for Tier 2 executives and six months for Tier 3 executives. The amounts under (i) and (ii) will be paid in substantially equal installments in accordance with our payroll practice over 12 months for our Chief Executive Officer, nine months for Tier 2 executives and six months for Tier 3 executives, commencing within 60 days after the date of termination.
The 2026 ESCICP also provides that upon a (A) termination by us other than for cause, death or disability or (B) resignation for good reason, in each case within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution of a separation agreement and release in a form and manner satisfactory to and provided by the company that contains, among other provisions, a general release of claims in favor of the company and a reaffirmation of all applicable restrictive covenants, (I) a lump sum amount equal to the sum of (x) 1.5 times base salary for our Chief Executive Officer, 1.0 times base salary for our Tier 2 executives, 0.75 times base salary for our Tier 3 executives and 0.5 times base salary for our Tier 4 executives (who are determined by the plan administrator) and (y) 1.5 times the participant’s “target bonus” (as defined in the 2026 ESCICP) for our Chief Executive Officer, 1.0 times the target bonus for our Tier 2 executives, 0.75 times the target bonus for our Tier 3 executives and 0.5 times the target bonus for our Tier 4 executives and (z) a pro-rated bonus (as defined in the 2026 ESCICP) for the calendar year in which such termination occurs, (II) an amount equal to the monthly Company contribution that we would have made to provide health insurance for the participant if he or she had remained employed by us for up to 18 months for our Chief Executive Officer, 18 months for our Tier 2 executives, 12 months for our Tier 3 executives and 12 months for our Tier 4 executives, and (III) all outstanding and unvested equity awards of the company that are subject to time-based vesting held by the participant, shall immediately accelerate and become fully vested and exercisable or nonforfeitable. The amounts under (I) will be paid in a lump sum and the amounts under (II) will be paid in substantially equal installments in accordance with our payroll practice over 18 months for our Chief Executive Officer, 18 months for Tier 2 executives, 12 months for Tier 3 executives and 12 months for Tier 4 executives, commencing within 60 days after the date of termination.
Upon a termination due to death or disability (as defined in the 2026 ESCICP), in addition to accrued obligations, a participant is also entitled to a pro-rated bonus for the calendar year in which such termination occurs, based on the year-to-date performance as of the last date of the participant’s employment.
The payments and benefits provided under the 2026 ESCICP in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the NEOs, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the participant.

Employee Benefit and Equity Incentive Plans
2025 Stock Option and Grant Plan
Our 2025 Plan, as amended, was originally adopted by our board of directors and approved by our stockholders on July 31, 2025. The 2025 Plan provides for the grant of incentive stock options (“ISOs”), non-qualified stock options (“NSOs”), RSAs, unrestricted stock awards and restricted stock units (“RSUs”) to employees, directors, consultants and other key persons of the company and its subsidiaries. This summary is not a complete description of all provisions of the 2025 Plan.
As of March 31, 2026, 12,384,287 shares of our common stock had been reserved for issuance under our 2025 Plan, of which 494,002 shares remained available for grant. No more than 12,384,287 shares of our common stock may be issued under the 2025 Plan through ISOs. Shares of our common stock issued by us through the assumption or substitution of awards in connection with a future acquisition of another entity will not reduce the shares available for issuance under the 2025 Plan. As of March 31, 2026, options to purchase 1,557,069 shares remained outstanding, and 8,167,705 shares of restricted stock remained outstanding and subject to repurchase under the 2025 Plan. No RSUs have been granted under the 2025 Plan.
Our board of directors or a committee designated by the board, administers the 2025 Plan and awards granted thereunder. Subject to the terms of the 2025 Plan, the administrator has the authority to, among other things, select the persons to whom awards would be granted, construe and interpret our 2025 Plan as well as to prescribe, amend, expand, modify, and rescind or terminate rules and regulations relating to the 2025 Plan. Persons eligible to participate in the 2025 Plan are those full or part-time officers, employees, non-employee directors, consultants and key persons as selected from time to time by the administrator in its discretion.
The 2025 Plan provides for the grant of ISOs (to employees only) and NSOs (to employees, directors and consultants). The exercise price of stock options may not be less than the fair market value of our common stock on the date of grant, or in the case of an ISO granted to an employee who holds more than 10% of the combined voting power of all classes of our stock (a “10% owner”), the exercise price shall not be less than 110% of the fair market value of our common stock on the date of grant, and the term of an option may not exceed ten years. Vesting and other terms are determined by the administrator and set forth in the applicable award agreement.
RSAs may be granted subject to vesting conditions based on continued service or performance goals, with unvested shares generally forfeited or subject to repurchase upon termination of service. An RSA is an issuance of shares of our common stock subject to restrictions that the administrator may impose. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. RSAs represent the right to receive shares of our common stock (or cash equal to the value of such shares) at a specified time in the future, following the satisfaction of specified service and/or performance conditions.
Other stock-based awards (including awards to receive unrestricted shares of our common stock or immediate cash payments) may be granted to participants. Our administrator will determine the terms and conditions of each such award, including, as applicable, the term, any exercise or purchase price, performance goals, vesting conditions and other terms and conditions. Payment in respect of other stock-based awards may be made in cash, shares of our common stock, or a combination of both, at the discretion of our administrator.
Upon the effective time of a “sale event” (as defined in our 2025 Plan), all outstanding option awards granted under the 2025 Plan shall terminate unless assumed or continued by a successor entity. In the event of such termination, individuals holding options will be permitted to exercise such options within a specified period of time prior to the sale event. In the event of a sale event, all unvested restricted stock awards and restricted stock units (other than those that become vested as a result of the sale event) will be forfeited unless assumed or continued by a successor entity. With respect to individuals holding restricted stock that is forfeited upon a sale event, such restricted stock shall be repurchased by the company at a price per share equal to the original per share purchase price paid by the holder for such shares of our restricted stock. In addition, in connection with a sale event, we may make or provide for a cash payment to participants in exchange for the cancellation of their options (to the extent then vested and exercisable, including by reason of acceleration in connection with such sale event) or outstanding restricted stock or restricted stock units, in an amount equal to the difference between (a) the per share consideration in the sale event times the number of shares subject to such awards being cancelled and (b) the aggregate exercise price of such outstanding vested and exercisable stock options, as applicable, with any such cash payments in respect of restricted stock or restricted stock units to be paid at the time of the sale event or upon the later vesting of such awards.
Unless otherwise determined by the administrator, awards granted under our 2025 Plan generally may not be pledged, assigned, hypothecated, transferred or assigned in any manner other than by will or the laws of descent and distribution.
Our board of directors may amend or discontinue the 2025 Plan and the 2025 Plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under any outstanding award without the holder’s consent. Certain amendments to the 2025 Plan require the approval of our stockholders. The 2025 Plan administrator may, without shareholder approval, exercise its discretion to reduce the exercise price of outstanding stock options or to effect repricing through the cancellation of outstanding stock options and grant of replacement awards. Our 2025 Plan will terminate ten years after adoption by our board of directors (or earlier if terminated by the board), and no awards may be granted thereafter.
Stock Purchase Agreements
We previously granted restricted stock awards outside the 2025 Plan pursuant to stand alone stock purchase agreements. As of March 31, 2026, 816,208 shares of restricted stock remained outstanding pursuant to such stock purchase agreements.
2026 Stock Option and Incentive Plan
Our 2026 Stock Option and Incentive Plan (the “2026 Plan”) was approved by our board of directors on June 24, 2026, approved by our stockholders on July 29, 2026, and became effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part was declared effective by the SEC. The 2026 Plan replaced the 2025 Plan as our board of directors has determined not to make additional awards under the 2025 Plan following the completion of this offering. However, the 2025 Plan will continue to govern outstanding equity awards granted thereunder. The 2026 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors and consultants. The following summary describes the material terms of the 2026 Plan. This summary is not a complete description of all provisions of the 2026 Plan and is qualified in its entirety by reference to the 2026 Plan, which is filed as an exhibit to the registration statement to which this prospectus is a part.
We have initially reserved 10,761,900 shares of our common stock for the issuance of awards under the 2026 Plan (the “Initial Limit”). The 2026 Plan provides that the number of shares reserved and available for issuance under the 2026 Plan will automatically increase on January 1, 2027, and each January 1 thereafter , by (i) 5% of the sum of (A) the number of shares of our common stock issued and outstanding on the immediately preceding December 31, (B) the number of shares of common stock issuable pursuant to the exercise of any outstanding pre-funded warrants to acquire such common stock for a nominal exercise price on the immediately preceding December 31 and (C) the number of shares underlying the Company’s outstanding preferred stock (determined on an as-converted basis without regard to any limitations on such conversion) on the immediately preceding December 31 or (ii) such lesser number of shares as determined by our compensation committee (the “Annual Increase”). The number of shares reserved under the 2026 Plan is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.
The shares we issue under the 2026 Plan will be authorized but unissued shares or shares that we reacquire. The shares of our common stock underlying any awards under the 2026 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock or are otherwise terminated (other than by exercise) will be added back to the shares of our common stock available for issuance under the 2026 Plan.
The maximum number of shares of our common stock that may be issued in the form of ISOs shall not exceed the Initial Limit, cumulatively increased on January 1, 2027 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 10,761,900 shares of our common stock, subject to adjustment as described above.
The grant date fair value of all awards made under our 2026 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors.
The 2026 Plan is administered by our compensation committee. Our compensation committee has the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2026 Plan. Persons eligible to participate in the 2026 Plan will be those full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.
The 2026 Plan permits the granting of both options to purchase common stock intended to qualify as ISOs under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant (110% in the case of certain ISOs) unless the option (i) is granted pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code, (ii) is granted to an individual who is not subject to U.S. income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant (or five years in the case of certain ISOs). Our compensation committee will determine at what time or times each option may be exercised.
Our compensation committee may award stock appreciation rights under the 2026 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of our common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right generally may not be less than 100% of the fair market value of our common stock on the date of grant unless the stock appreciation right (i) is granted pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code, (ii) is granted to an individual who is not subject to U.S. income tax, or (iii) complies with or is exempt from Section 409A of the Code. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant.
Our compensation committee may award restricted shares of our common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of our common stock that are free from any restrictions under the 2026 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our common stock.
Our compensation committee may grant cash bonuses under the 2026 Plan to participants, subject to the achievement of certain performance goals and/or continued employment with us.
The 2026 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2026 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2026 Plan. To the extent that awards granted under the 2026 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting conditions or restrictions shall become fully vested and exercisable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, (i) individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to our stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.
Our board of directors may amend or discontinue the 2026 Plan, and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2026 Plan require the approval of our stockholders. The administrator of the 2026 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2026 Plan after the date that is 10 years from the effective date of the 2026 Plan. No awards under the 2026 Plan have been made prior to the date of this prospectus.
2026 Employee Stock Purchase Plan
Our 2026 Employee Stock Purchase Plan (the “ESPP”) was approved by our board of directors on June 24, 2026, approved by our stockholders on July 29, 2026, and became effective on the date immediately preceding the date on which the registration statement of which this prospectus forms a part was declared effective by the SEC. The ESPP is intended to have two components: a component intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code (the “423 Component”) and a component that is not intended to qualify (the “Non-423 Component”). Except as otherwise provided, the Non-423 Component will be operated and administered in the same manner as the 423 Component, except where prohibited by law. The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement to which this prospectus is a part.
The ESPP initially reserves and authorizes the issuance of up to a total of 894,100 shares of our common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2027 and each January 1 thereafter , by the least of (i) 894,100 shares of common stock, (ii) 1% of the sum of (A) the number of shares of our common stock issued and outstanding on the immediately preceding December 31, (B) the number of shares of common stock issuable pursuant to the exercise of any outstanding, pre-funded warrants to acquire such common stock for a nominal exercise price immediately preceding December 31, and (C) the number of shares underlying the Company’s preferred stock (determined on an as-converted basis without regard to any limitation on such conversion) on the immediately preceding December 31 or (iii) such number of shares of our common stock as determined by the administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
All individuals classified as employees on the payroll records of the company or a “designated company” (as defined in the ESPP) as of the first day of the applicable offering period, or the Offering Date, are eligible to participate in the ESPP; provided that the administrator of the ESPP may determine, in advance of any offering period, that employees are eligible only if, as of the Offering Date, they (a) are customarily employed by us or a designated company for at least 20 hours a week and (b) have completed at least five months of employment per calendar year. However, any employee who owns, or as a result of participation in the ESPP would own or hold, 5% or more of the total combined voting power or value of all classes of our stock will not be eligible to purchase shares of common stock under the ESPP.
We may make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP. The administrator may, in its discretion, determine when each offering will occur, including the duration of any offering; provided, that no offering will exceed 27 months in duration. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the applicable offering date. Unless the administrator chooses otherwise prior to an offering date, and to the extent an offering has more than one purchase period and to the extent permitted by applicable law, if the fair market value of our common stock on any exercise date in an offering is lower than the fair market value of our common stock on the first day of the applicable offering, then all participants in such offering automatically will be withdrawn from such offering immediately after the exercise of their option on such exercise date and automatically re-enrolled in the immediately following offering as of the first day thereof and the preceding offering will terminate.
Each employee who is a participant in the ESPP may purchase shares of our common stock by authorizing payroll deductions or contributions at a minimum of 1% up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the purchase period at a price equal to 85% of the closing price of the shares of our common stock on the first business day of the offering or the last business day of the purchase period, whichever is lower, provided that no more than a number of shares of common stock determined by dividing $25,000 by the fair market value of our common stock on the offering date of such offering (or such other lesser maximum number of shares as may be established by the administrator) may be purchased by any one employee during any purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the offering period, under the ESPP for each calendar year during which any option granted to the employee is outstanding at any time.
In the case of and subject to the consummation of a “sale event,” as defined in the ESPP, the administrator of the ESPP, in its discretion, and on such terms and conditions as it deems appropriate, is authorized to take any one or more of the following actions under the ESPP or with respect to any right under the ESPP or to facilitate such transactions or events: (i) provide for either (A) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (B) the replacement of such outstanding option with other options or property selected by the administrator of the ESPP in its sole discretion; (ii) provide that the outstanding options under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (iii) make adjustments in the number and type of shares of common stock (or other securities or property) subject to outstanding options under the ESPP and/or in terms and conditions of outstanding options and options that may be granted in the future; (iv) provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering period will end; and (v) provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.
The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
The ESPP may be terminated or amended by our board of directors at any time. Unless terminated earlier, the ESPP will expire on the ten year anniversary of the effective date. An amendment that increases the number of shares of our common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.
Senior Executive Cash Incentive Bonus Plan
On June 24, 2026 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the “Bonus Plan”), which became effective on the date immediately preceding the date on which the registration statement of which this prospectus forms a part was declared effective by the SEC. The Bonus Plan provides for cash bonus payments based upon company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the corporate performance goals, as well as individual performance objectives. The following summary describes the material terms of the Bonus Plan. This summary is not a complete description of all provisions of the Bonus Plan and is qualified in its entirety by reference to the Bonus Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.
Our compensation committee may select corporate performance goals from among the following: research, preclinical, developmental, publication, clinical or regulatory milestones; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value- added; acquisitions, licenses, collaborations or strategic transactions; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity or investment; stockholder returns; return on sales; total shareholder return; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention and recruiting and other human resources matters; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms, as compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or the results of a peer group, (D) measured against the market as a whole, compared to applicable market indices and/or (E) measured on a pre-tax or post-tax basis.
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period at such time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but not later than 2.5 months after the end of the fiscal year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

DIRECTOR COMPENSATION
The following table presents the compensation awarded to, earned by, or paid to each person who served as a non-employee member of our board of directors during the fiscal year ended December 31, 2025. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity or non-equity awards, or pay any other compensation to any of the non-employee members of our board of directors in 2025. Non-employee directors affiliated with Forbion Growth Opportunities Fund III Coöperatief U.A., OrbiMed Private Investments IX, LP , AH Bio Fund IV, L.P., and Forbion Ventures Fund VII Coöperatief U.A , including Dr. Bos, Mr. Chimovits, and Dr. Lohoff, respectively, did not receive cash or equity compensation from us for their service as non-employee directors. During the year ended December 31, 2025, Travis Murdoch, M.D., Ph.D., who is our Chief Executive Officer, and David Malek, M.B.A., our former President, Treasurer and Secretary, did not receive any additional compensation for their service as a director. The compensation for the fiscal year ended December 31, 2025, received by Dr. Murdoch and Mr. Malek, as NEOs of the company, is presented in the “2025 Summary Compensation Table” above.
Immediately following the completion of this offering, Dr. Coloma intends to resign from the board of directors. Accordingly, AH Bio Fund IV, L.P. intends to appoint Dr. Agarwala as its representative pursuant to the terms of the Voting Agreement and the board of directors has appointed Dr. Agarwala to fill this vacancy, effective upon Dr. Coloma’s resignation. On June 30, 2026, Mr. Lubner was appointed to the board of directors.
2025 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock awards ($)(1)	All Other Compensation ($)	Total ($)
Jasper Bos, Ph.D.	—	—	—	—
Erez Chimovits, M.B.A., M.Sc.	—	—	—	—
Jason Coloma, Ph.D., M.B.A.	—	11,027	—	11,027
Tim Lohoff, Ph.D.	—	—	—	—
Chris Viehbacher	—	33,826	—	33,826
_______________
(1)The amount reported represents the aggregate grant date fair value of the stock awards issued to the directors during the 2025 fiscal year, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the restricted stock reported in this column are set forth in Note 2 to our financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock awards and do not correspond to the actual economic value that may be received by the directors upon the vesting of the shares of restricted stock or any sale of the shares.

The following table sets forth the aggregate number of shares of our common stock subject to outstanding restricted stock awards held by our non-employee directors as of December 31, 2025. None of the non-employee directors held any other equity awards as of December 31, 2025:

Name	Number of shares underlying restricted stock awards held as of December 31, 2025
Chris Viehbacher	657,732
Jasper Bos	—
Erez Chimovits	—
Jason Coloma	—
Tim Lohoff	—
Director Agreements
We have entered into a director engagement letter with Mr. Chris Viehbacher, dated as of September 29, 2025. Pursuant to his engagement letter, Mr. Viehbacher received an initial equity award of restricted stock, though his director engagement letter provided for stock options. Mr. Viehbacher was granted 676,524 shares of restricted stock that vest in equal monthly installments over three years, subject to his continued service through each applicable vesting date. The restricted stock awards are subject to full accelerated vesting in connection with a sale event (as defined in the 2025 Plan) of the company. Mr. Viehbacher is eligible to receive reimbursement for his reasonable expenses incurred in connection with his duties as a non-employee director in accordance with our generally applicable reimbursement policies.
Non-Employee Director Compensation Policy
Prior to this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service as directors but, from time to time, we have granted equity awards and provided cash fees to certain non-employee directors to recruit them to join our board of directors and for their continued service on our board of directors.
Separately, certain of our non-employee directors have received cash compensation and equity awards in consideration of their services as advisors or consultants. These relationships and payments are discussed in more detail under the section titled “Certain Relationships and Related Person Transactions.”
In connection with this offering, our board of directors adopted a non-employee director compensation policy, which became effective as of the date on which the registration statement of which this prospectus forms a part was declared effective by the SEC. The policy is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, our non-employee directors will be eligible to receive cash retainers (which will be payable quarterly in arrears and prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board Membership:
Members	$40,000
Additional retainer for non-executive chair	$30,000
Additional Annual Retainer for Committee Membership:
Audit Committee:
Members (other than chair)	$10,000
Chair	$20,000
Compensation Committee:
Members (other than chair)	$7,500
Chair	$15,000
Nominating and Corporate Governance Committee:
Members (other than chair)	$5,000
Chair	$10,000
Our policy provides that a non-employee director may choose to receive the equivalent of the total annual cash retainer for that non-employee director in a stock option to buy common stock in the company instead of in cash (the “Retainer Award”), provided such election must be made in accordance with the terms of the policy, and must be made (i) by December 31st of the calendar year preceding the year with respect to which any cash compensation is earned, for any continuing non-employee director, or (ii) within 30 days of election or appointment to the board of directors, for any new non-employee director. Any election will be irrevocable with respect to such calendar year and will automatically apply to the annual cash retainer for each subsequent calendar year unless otherwise revoked prior to the start of such calendar year. Any options received in lieu of the cash retainer will be granted on January 1 (or as soon as administratively practicable following the date the non-employee director is appointed to the board of directors, if later) and will vest one-fourth at the end of each calendar quarter following the grant date, subject to continued service as a director through such date; provided, that for such grant made to a new non-employee director after January 1, the number of option shares that will vest at the end of the first calendar quarter following such grant shall be pro-rated based on the number of actual days served by the non-employee director during such quarter. The Retainer Award will expire ten years from the date of grant and have an exercise price per share equal to the fair market value of our common stock on the date of grant.
Upon the effectiveness of this offering, each non-employee director serving on our board of directors as of such date, and who will continue to service as a director following such date, will receive an award in the form of a stock option (an “IPO Award”) in an amount equal to our Director Annual Grant (defined below); provided, that non-employee director appointed to our board of directors in 2026 shall instead receive the Director Initial Award (defined below). The IPO Award will have an exercise price per share equal to the per share “price to the public” set forth on the cover page of the final prospectus for this offering, expire ten years from the date of grant, and vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date.
In addition, the non-employee director compensation policy provides that, upon initial election or appointment to our board of directors, each non-employee director will be granted a stock option to purchase 60,000 shares of our common stock (Director Initial Grant). The Director Initial Grant will vest in equal monthly installments over three years following the grant date, subject to continued service as a director through the applicable vesting dates. The Director Initial Grant will expire ten years from the date of grant and have an exercise price per share equal to the fair market value of our common stock on the date of grant.

Furthermore, on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting (and who does not receive a Director Initial Grant) will be granted a stock option to purchase 30,000 shares of our common stock (a “Director Annual Grant”). The Director Annual Grant will vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual meeting of our stockholders, subject to continued service as a director through the applicable vesting date. If a non-employee director joins our board of directors on a date other than the date of the annual meeting of our stockholders, then in lieu of the Director Annual Grant, such non-employee director will be granted a prorated portion of the Director Annual Grant corresponding to such partial year of service at the next annual meeting of stockholders. The pro-rated Director Annual Grant will vest in full upon the earlier of (A) the first anniversary of the date of grant or (B) the date of the next annual meeting of our stockholders, subject to continued service as a director through the applicable vesting date. The Director Annual Grant (including any pro-rata portions thereof) will expire ten years from the date of grant and have an exercise price per share equal to the fair market value of our common stock on the date of grant. The Director Initial Grants, Director Annual Grants (including any pro-rata portion thereof), IPO Awards and Retainer Awards are subject to full accelerated vesting upon the sale of the company.
The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed $1,000,000 in the first calendar year such individual becomes a non-employee director and $750,000 in any other calendar year.
We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.
Employee directors will receive no additional compensation for their service as a director.
2026 Stock Option Grants to Directors
In 2026, David Lubner was appointed to our board of directors. In connection with this offering, we granted each of Chris Viehbacher, Jasper Bos, Ph.D., Erez Chimovits, Tim Lohoff, Ph.D., and David Malek a stock option to purchase 30,000 shares of our common stock and David Lubner a stock option to purchase 60,000 shares of our common stock, in each case contingent on, and effective as of, the IPO Effective Date. If this offering does not close within five business days after the IPO Effective Date, then the stock options will be forfeited at such time. The stock options have a per share exercise price equal to the initial public offering price per share in this offering, which is the fair market value of a share of our common stock on the grant date of the stock options. The stock options will vest on the earlier of (i) first anniversary of the grant date or (ii) date of our next annual meeting of stockholders following the grant date, so long as the grantee continues to be a service provider through each applicable vesting date. Mr. Lubner’s grant will vest in equal monthly installments over three years, so long as the grantee continues to be a service provider through each applicable vesting date. The stock options will be subject to the terms and conditions of the 2026 Plan, and the applicable stock option agreements thereunder.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, and indemnification arrangements discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of all transactions since May 13, 2024 (our date of incorporation) and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at the year-end for the last two completed fiscal years; and
•any of our directors, executive officers or holders of more than 5% or more of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities or affiliated entities, had or will have a direct or indirect material interest.
Series A Preferred Stock Financing
On September 3, 2025, we issued and sold an aggregate of 101,351,352 shares of our Series A preferred stock, at a purchase price of $1.00 per share, for an aggregate purchase price of approximately $101.4 million.
On October 17, 2025, we issued and sold an additional aggregate of 23,648,648 shares of our Series A preferred stock in a subsequent closing at a purchase price of $1.00 per share, for an aggregate purchase price of approximately $23.6 million.
On April 24, 2026, we issued and sold an aggregate of 60,000,000 shares of our Series A preferred stock in a third closing (which constituted the Milestone Closing as defined in the Series A Preferred Stock Purchase Agreement) at a purchase price of $1.00 per share for an aggregate purchase price of approximately $60.0 million.
Each outstanding share of Series A preferred stock and non-voting Series A preferred stock will convert into one share of common stock immediately prior to the completion of this offering. The following table summarizes the shares of our Series A preferred stock issued to our related parties in 2025 and 2026:

Purchasers(1)	Shares of Series A Preferred Stock	Total Purchase Price
AH Bio Fund IV, L.P.(2)	40,000,000	$40,000,000
Entities affiliated with Forbion(3)	75,000,000	$75,000,000
Orbimed Private Investments IX, LP(4)	40,000,000	$40,000,000
_______________
(1)Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section “Principal Stockholders.”
(2)AH Bio Fund IV, L.P., which is affiliated with Andreessen Horowitz, beneficially owns more than 5% of our outstanding capital stock. Jason Coloma, Ph.D., M.B.A., was appointed to our board of directors by AH Bio Fund IV, L.P. Immediately following the completion of this offering, Dr. Coloma intends to resign from the board of directors and AH Bio Fund IV, L.P. intends to appoint Vineeta Agarwala, M.D., Ph.D., as its representative pursuant to the terms of the Voting Agreement. For more information, please see the section titled “Management—Composition of our Board of Directors.”
(3)Consists of 40,000,000 shares of Series A preferred stock held by Forbion Growth Opportunities Fund III Coöperatief U.A. and 35,000,000 shares of Series A preferred stock held by Forbion Ventures Fund VII Coöperatief U.A. Entities affiliated with Forbion beneficially own more than 5% of our outstanding capital stock.

Tim Lohoff, Ph.D., a member of our board of directors, is a principal at Forbion, and Jasper Bos, Ph.D., a member of our board of directors is a general partner at Forbion.
(4)OrbiMed beneficially owns more than 5% of our outstanding capital stock. Erez Chimovits, M.B.A., M.Sc., a member of our board of directors, is a partner at OrbiMed.
Consulting Agreement with David Malek
In August 2025, we entered into a consulting agreement with David Malek, a member of our board of directors, pursuant to which Mr. Malek agreed to provide certain services to the company. During the three months ended March 31, 2026 and the fiscal year ended December 31, 2025, we paid Mr. Malek $37,500 and $51,210, respectively, pursuant to such consulting agreement.
Agreements with our Stockholders
License Agreement with Hengrui
In September 2025, we entered into an Exclusive License Agreement (the “Exclusive License Agreement”) with Jiangsu Hengrui Pharmaceuticals Co., Ltd (“Hengrui”). Pursuant to the terms of the Exclusive License Agreement, Hengrui received an upfront payment of $58.2 million, comprised of $32.5 million in cash and 32,500,000 shares of non-voting Series A preferred stock with an aggregate estimated fair value of $25.7 million. A technology transfer milestone under the Exclusive License Agreement was completed in December 2025, which resulted in an accrual of $3.0 million as of December 31, 2025, which was paid as of March 31, 2026. A manufacturing technology transfer milestone under the Exclusive License Agreement was completed in March 2026, which resulted in accounts payable of $6.0 million as of March 31, 2026, which was paid in May 2026. Hengrui beneficially owns more than 5% of our outstanding capital stock. See the section titled “Business—Hengrui License Agreement” for additional information.
Agreements with other stockholders
In connection with our Series A preferred stock financing, we entered into an investors’ rights agreement, voting agreement and right of first refusal agreement, in each case, with the purchasers of our preferred stock and certain holders of our common stock.
Investors’ Rights Agreement
In September 2025, we entered into an investors’ rights agreement (the “investors’ rights agreement”) with certain holders of more than 5% of our outstanding capital stock, including entities affiliated with certain of our directors.
This investors’ rights agreement provides certain holders of our preferred stock with a participation right to purchase their pro rata share of new securities that we may propose to sell and issue, subject to certain exceptions. Such participation right will terminate immediately before the consummation of this offering. The investors’ rights agreement further provides certain holders of our preferred stock with certain rights, including certain registration rights with respect to the registrable securities held by them. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
Voting Agreement
In September 2025, we entered into a voting agreement (the “voting agreement”) with holders of our preferred stock and certain holders of our common stock, including certain holders of more than 5% of our outstanding capital stock and entities affiliated with certain of our directors.
The voting agreement provides for drag-along rights in respect of sales by certain holders of our capital stock. The voting agreement also contains provisions with respect to the appointment of our board of directors and its composition. The rights under the voting agreement will terminate upon the consummation of this offering.

Right of First Refusal and Co-Sale Agreement
In September 2025, we entered into a right of first refusal and co-sale agreement (the “right of first refusal and co-sale agreement”) with holders of our preferred stock and certain holders of our common stock, including certain holders of more than 5% of our outstanding capital stock and entities affiliated with certain of our directors.
Our right of first refusal and co-sale agreement provides for rights of first refusal and co-sale rights in respect of sales by certain holders of our capital stock, including our right of first refusal on certain transfers of our shares by the key holders, the secondary right of first refusal on such transfers by certain significant holders of our convertible preferred stock as well as their right of co-sale to participate in respect of such transfers on a pro rata basis. The rights under the right of first refusal and co-sale agreement will terminate immediately prior to the consummation of this offering.
Management Rights Letters
In connection with the initial issuance and sale of our preferred stock, we entered into management rights letters with certain purchasers of our preferred stock, including holders of five percent or more of our capital stock and entities affiliated with certain of our directors. Pursuant to these agreements, such entities were granted certain management rights, including, among other things, the right to consult with and advise our management on significant business issues, examine our books and records, inspect our facilities and to receive information concerning the general status of our financial condition and operations, all subject to certain exceptions for highly confidential proprietary information and attorney-client privileged materials. Except for certain confidentiality obligations, the rights under these management rights letters will terminate upon consummation of this offering.
Indemnification Agreements
Our second amended and restated certificate of incorporation will contain provisions limiting the liability of directors and officers, and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our second amended and restated certificate of incorporation and amended and restated bylaws also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see the section titled “Management—Limitations on Liability and Indemnification.”
Directed Allocations
At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately 1,062,500 shares of our common stock being offered hereby (approximately 5%) for directors, executive officers, employees and business associates. The directed share program will not limit the ability of our directors, officers, and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock. See “Underwriting - Directed Share Program.”
In addition, we have requested that the underwriters make an issuer-directed allocation of 4,950,000 shares of our common stock to certain investors.
Policies and Procedures for Transactions with Related Persons
We have adopted a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any series of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any series of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding beneficial ownership of our capital stock as of May 31, 2026 by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•each of our directors;
•each of our named executive officers; and
•all of our current executive officers and directors as a group.
We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Unless otherwise indicated below, to our knowledge the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of common stock subject to options that are currently exercisable or exercisable within 60 days of May 31, 2026 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
Applicable percentage ownership before the offering is based on an aggregate of 65,601,469 shares of common stock (which includes 8,533,044 shares of restricted common stock) deemed to be outstanding as of May 31, 2026 after giving effect to the automatic conversion of all outstanding shares of preferred stock into 49,657,532 shares of common stock immediately prior to the completion of this offering, and based on the initial public offering price of $18.00 per share.
Applicable percentage ownership after the offering is based on 86,851,469 shares of common stock assumed to be outstanding immediately after the completion of this offering (including the sale of shares of common stock in this offering and assuming no exercise of the underwriters’ option to purchase additional shares).
The following table does not reflect any shares of common stock that may be purchased pursuant to our directed share program described under “Underwriting - Directed Share Program.” If any shares are purchased by our existing principal stockholders, officers, directors or their respective affiliated entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Braveheart Bio, Inc., One Letterman Drive, Building A, Suite A4-300, San Francisco, CA 94129.

	Before Offering		After Offering
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
AH Bio Fund IV, L.P.(1)	9,132,420	13.9%	9,132,420	10.5%
Entities affiliated with Forbion(2)	18,226,024	27.8%	18,226,024	21.0%
Jiangsu Hengrui Pharmaceuticals Co., Ltd.(3)	7,420,091	11.3%	7,420,091	8.5%
Orbimed Private Investments IX, LP(4)	10,235,159	15.6%	10,235,159	11.8%
ES Braveheart Aggregator, L.P.(5)	3,424,657	5.2%	3,424,657	3.9%
Frazier Life Sciences Public Fund, L.P.(6)	3,424,657	5.2%	3,424,657	3.9%
Named Executive Officers and Directors:
Travis Murdoch, M.D., Chief Executive Officer, President and Director(7)	8,250,304	12.6%	8,250,304	9.5%
Michele Anderson, Chief Development Officer(8)	331,050	*	331,050	0.4%
J. Paul Rickey, Chief Financial Officer(9)	675,798	1.0%	675,798	0.8%
Christopher Viehbacher(10)	676,524	1.0%	676,524	0.8%
Jasper Bos, Ph.D.	—		—	—%
Erez Chimovits, M.B.A., M.Sc(4)	—		—	—%
Jason Coloma, Ph.D., M.B.A.(11)	1,100,456	1.7%	1,100,456	1.3%
Tim Lohoff, Ph.D.	—		—	—%
David C. Lubner	—		—	—%
David Malek, M.B.A.(12)	1,009,131	1.5%	1,009,131	1.2%
All executive officers and directors as a group (10 persons)(13)	12,043,263	18.4%	12,043,263	13.9%
______________
*Represents beneficial ownership of less than 1%.
(1)Consists of 9,132,420 shares of common stock issuable upon the conversion of Series A preferred stock held of record by AH Bio Fund IV, L.P. (AH Bio Fund IV), for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP (collectively, the AH Bio Fund IV Entities). AH Equity Partners Bio IV, L.L.C. (AH EP Bio IV), the general partner of AH Bio Fund IV, may be deemed to have sole voting and dispositive power over the shares held by AH Bio Fund IV for itself and as nominee for the AH Bio Fund IV Entities. The managing members of AH EP Bio IV are Marc Andreessen and Ben Horowitz, and each of them may be deemed to hold shared voting and dispositive power over the shares held by AH Bio Fund IV for itself and as nominee for the AH Bio Fund IV Entities. The address for the persons and entities set forth in this footnote is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
(2)Consists of (i) 588,126 shares of common stock and (ii) 9,132,420 shares of common stock issuable upon the conversion of Series A preferred stock held by Forbion Growth Opportunities Fund III Coöperatief U.A. and (iii) 514,611 shares of common stock and (iv) 7,990,867 shares of common stock issuable upon the conversion of Series A preferred stock held by Forbion Ventures Fund VII Coöperatief U.A. Forbion Growth III Management B.V. (the “Forbion Growth III Director”), is the director of Forbion Growth Opportunities Fund III Coöperatief U.A. (the “Forbion Growth III Cooperative”), and may be deemed to have voting and dispositive power over the securities that are beneficially owned by the Forbion Growth Opportunities Fund III Coöperatief U.A. Investment and divestment decisions with respect to the Forbion Growth Opportunities Fund III Coöperatief U.A. are made by its alternative investment fund manager FCPM III Services B.V.(the “AIFM”), upon recommendation by its investment committee, consisting of Nanna Lüneborg, Sander Slootweg, Dirk Kersten, Wouter Joustra, Jasper Bos (a member of our board of directors), Carlo Incerti, Vincent van Houten, Martien van Osch and Geert-Jan Mulder. The natural persons on the board of the AIFM are Dirk Kersten, Machteld Groeneveld, Geert-Jan Mulder, Sander Slootweg and Martien van Osch. The AIFM directs the Forbion Growth III Director in relation to the

Forbion Growth III Cooperative. The members of the investment committee have an indirect interest in the Forbion Growth III Cooperative. The business address of the Forbion Growth III Director, the Forbion Growth III Cooperative, the AIFM and the individuals named in this footnote is Gooimeer 2-35, 1411 DC Naarden, the Netherlands. Forbion Ventures VII Management B.V. (the “Forbion Ventures Fund VII Director”), is the director of Forbion Ventures Fund VII Coöperatief U.A. (the “Forbion Ventures Fund VII Cooperative”), and may be deemed to have voting and dispositive power over the securities that are beneficially owned by Forbion Ventures Fund VII Coöperatief U.A. and divestment decisions with respect to the Forbion Ventures Fund VII Coöperatief U.A are made by its alternative investment fund manager FCPM III Services B.V.(the “AIFM”), upon recommendation by its investment committee, consisting of Sander Slootweg, Dirk Kersten, Martien van Osch, Geert-Jan Mulder, Marco Boorsma, Rogier Rooswinkel, and Dmitri Hristodorov. The natural persons on the board of the AIFM are Dirk Kersten, Machteld Groeneveld, Geert-Jan Mulder, Sander Slootweg and Martien van Osch. The AIFM directs the Director in relation to Forbion Ventures Fund VII Cooperative. The members of the investment committee have an indirect interest in the Forbion Ventures VII Cooperative. The business address of the Director, the Cooperative, the AIFM and the individuals named in this footnote is Gooimeer 2-35, 1411 DC Naarden, the Netherlands.
(3)Consists of 7,420,091 shares of common stock issuable upon the conversion of non-voting Series A preferred stock. The address of Jiangsu Hengrui Pharmaceuticals Co., Ltd. is 1288 Haike Road, Pudong New District, Shanghai, China.
(4)Consists of (i) 1,102,739 shares of common stock and (ii) 9,132,420 shares of our common stock issuable upon the conversion of Series A preferred stock held directly by OrbiMed Private Investments IX, LP(“OPI IX”). OrbiMed Capital GP IX LLC (“GP IX”), is the general partner of OPI IX. OrbiMed Advisors LLC(“OrbiMed Advisors”), is the managing member of GP IX. By virtue of such relationships, OrbiMed Advisors and GP IX may be deemed to have voting power and investment power over the securities held by OPI IX. OrbiMed Advisors exercises voting and investment power through a management committee comprising Carl Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OPI IX. Erez Chimovits, M.B.A., M.Sc., a member of our board of directors, is an employee at OrbiMed. The address for each of the entities and individuals identified in this footnote is c/o OrbiMed Advisors LLC, 601 Lexington Avenue 54th Floor, New York, NY 10022.
(5)Consists of 3,424,657 shares of our common stock issuable upon the conversion of Series A preferred stock held directly by ES Braveheart Aggregator, LP. The address of ES Braveheart Aggregator, LP is 106 W 56th Street, 8th Floor, New York, NY 10019.
(6)Consists of 3,424,657 shares of our common stock issuable upon the conversion of Series A preferred stock held directly by Frazier Life Sciences Public Fund, L.P. The address of Frazier Life Sciences Public Fund, L.P., is 1001 Page Mill Road, Building 4, Suite B, Palo Alto, CA 94304.
(7)Consists of (i)(a) 857,200 shares of common stock and (b) 2,000,137 shares of restricted common stock held by Travis Murdoch, (ii)(a) 308,218 shares of common stock and (b) 719,178 shares of restricted common stock held by Irrevocable Gift Trust for Alizee, (iii)(a) 308,218 shares of common stock and (b) 719,178 shares of restricted common stock held by Irrevocable Gift Trust for Siena, and (iv)(a) 1,001,452 shares of common stock and (b) 2,336,723 shares of restricted common stock held by Murdoch Family Trust.
(8)Consists of 331,050 shares of restricted common stock held by Michele Anderson.
(9)Consists of (i) 493,150 shares of restricted common stock held by J. Paul Rickey, (ii) 91,324 shares of restricted common stock held by Rickey Trust BR and (iii) 91,324 shares of restricted common stock held by Rickey Trust CR.
(10)Consists of (i) 112,754 shares of common stock and (ii) 563,770 shares of restricted common stock held by Christopher Viehbacher.
(11)Consists of (i) 913,242 shares of common stock held by Westport Meridian Capital LP, (ii) 93,607 shares of common stock held by The Bryn Mawr Company of Delaware, Trustee of the Coloma 2021 Irrevocable Family Trust f/b/o Jared Coloma u/a/d 9/20/2021 and (iii) 93,607 shares of common stock held by The Bryn Mawr Company of Delaware, Trustee of the Coloma 2021 Irrevocable Family Trust f/b/o Miles Coloma u/a/d 9/20/2021.
(12)Consists of (i)(a) 501,140 shares of common stock, (b) 28,539 shares of restricted common stock held by David Malek, (ii) 239,726 shares of common stock held by Malek Trust NM and (iii) 239,726 shares of common stock held by Malek Trust YM.
(13)Consists of (i) 4,668,890 shares of common stock and (ii) 7,374,373 shares of restricted common stock, held by executive officers and directors, as described in footnotes 7 through 12 above.

DESCRIPTION OF CAPITAL STOCK
General
The following description of our capital stock and certain provisions of our second amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the second amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and the amended and restated bylaws, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.
Upon filing of our second amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated.
As of May 31, 2026, there were 65,601,469 shares of common stock, including 8,533,044 shares of unvested restricted stock, outstanding and held of record by 31 stockholders. This amount assumes the conversion of all outstanding shares of our preferred stock into 49,657,532 shares of common stock, which will occur immediately prior to the completion of this offering.
Common Stock
Except as otherwise expressly provided in our second amended and restated certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, holders of our common stock are entitled to one vote per share of common stock, including for the election of directors.
The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.
Preferred Stock
Immediately prior to the completion of this offering, all outstanding shares of our Series A preferred stock and non-voting Series A preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options
As of March 31, 2026, 1,557,069 shares of common stock were issuable upon the exercise of outstanding stock options under the 2025 Plan, at a weighted-average exercise price of $1.43 per share, and 494,002 shares of our common stock reserved for future issuance under the 2026 Plan, which became effective once the registration statement of which this prospectus forms a part was declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2025 Plan, that expire or are repurchased, forfeited, cancelled or withheld. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation—Employee Benefit and Equity Incentive Plans.”
Registration Rights
Upon the completion of this offering and subject to the lock-up agreements that we plan to enter into in connection with this offering and federal securities laws, the holders of shares of our common stock, including 49,657,532 shares of our common stock that will be issued upon the conversion of our preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than three years after the completion of this offering.
Form S-1 Registration Rights
Upon the effective date of the registration statement for this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our preferred stock upon completion of this offering, will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement for this offering, the holders of a majority of registrable securities then outstanding may request that we register all or a portion of their shares on Form S-1 with respect to the registrable securities then outstanding. We are not required to effect more than one registration statement which is declared or ordered effective. Such request for registration must cover at the registrable securities shares then outstanding having an anticipated aggregate offering price, net of selling expenses, that exceeds $20 million. With certain customary exceptions, we are not required to effect the filing of a registration statement during the period starting with a date that is 60 days before our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of the registration statement for this offering.
Piggyback Registration Rights
In connection with this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our preferred stock upon completion of this offering, were entitled to, and the necessary percentage of holders waived, their rights to notice of the registration of this offering and to include their shares of registrable securities in this offering, if the request is given within 20 days after such notice. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.
Form S-3 Registration Rights
Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our preferred stock upon completion of this offering, will be entitled to certain Form S-3 registration rights. Holders registrable securities then outstanding can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate offering price, net of selling expenses, would be at least $5 million. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting with a date that is 30 days before our good faith estimate of the date of the filing of, and ending on a date 90 days following the effective date of the registration statement for this offering. We will not be required to effect more than two registrations on Form S-3 within any 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.
Expiration of Registration Rights
The demand registration rights and short-form registration rights granted under the investor rights agreement will terminate upon the earliest to occur of (i) the closing of a “Deemed Liquidation Event,” as such term is defined in our amended and restated certificate of incorporation (as currently in effect), (ii) with respect to each stockholder, such date, following the completion of this offering, on which (x) such holder together with its affiliates holds less than 1% of our outstanding capital stock and (y) all registrable securities held by such stockholder may immediately be sold during a three-month period pursuant to Rule 144 of the Securities Act or another similar exemption, and (iii) the third anniversary of the completion of this offering.
Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law
Some provisions of Delaware law and our amended and restated bylaws include, and our second amended and restated certificate of incorporation will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Board Composition and Filling Vacancies
Our second amended and restated certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our second amended and restated certificate of incorporation also will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.
No Written Consent of Stockholders
Our second amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
Meetings of Stockholders
Our second amended and restated certificate of incorporation will provide and our amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements
Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to Certificate of Incorporation and Bylaws
Any amendment of our second amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our second amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
Undesignated Preferred Stock
Our second amended and restated certificate of incorporation will provide for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our second amended and restated certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Section 203 of the Delaware General Corporation Law
Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Choice of Forum
Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our second amended and restated certificate of incorporation or amended and restated bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine.
However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
In addition, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.
While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Additionally, our amended and restated bylaws provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Limitations on Liability and Indemnification
See the section titled “Management—Limitations on Liability and Indemnification” appearing elsewhere in this prospectus.
Exchange Listing
Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “BRVE”.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare, Inc. The transfer agent’s address is 150 Royall Street, Canton, MA, 02021.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital. Although we have been approved to list our common stock on The Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.
Following the completion of this offering, based on our shares outstanding as of March 31, 2026, a total of 73,152,838 shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. All of the shares sold in this offering (other than any sold to our officers or directors pursuant to the directed share program) will be freely tradable.
All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:
•1% of the number of shares of common stock then outstanding, which will equal approximately 731,528 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or
•the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 under the Securities Act (“Rule 701”) generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.
Form S-8 Registration Statements
We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under the 2025 Plan, the 2026 Plan and the ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.
Lock-Up Arrangements
We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock plan to enter into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC, and TD Securities (USA) LLC, subject to certain exceptions. See the section titled “Underwriting” appearing elsewhere in this prospectus for more information.
Registration Rights
Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” appearing elsewhere in this prospectus for more information.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS
The following is a summary of material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is based on the Internal Revenue Code of 1986, as amended (referred to as the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS all as in effect on the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income or estate tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete analysis of all potential U.S. federal income or estate tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and also does not address any U.S. federal non-income tax consequences, such as estate or gift tax consequences (other than those specifically discussed below), or any tax consequences arising under any state, local or foreign tax laws. This discussion does not address all of the U.S. federal income or estate tax consequences that may be relevant to a non-U.S. holder in light of such non-U.S. holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income or estate tax laws, including:
•U.S. expatriates, former citizens or long-term residents of the U.S.;
•partnerships or other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes (and investors therein);
•“controlled foreign corporations”;
•“passive foreign investment companies”;
•corporations that accumulate earnings to avoid U.S. federal income tax;
•banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;
•tax-exempt organizations and governmental organizations;
•tax-qualified retirement plans;
•persons who acquire our common stock through the exercise of an option or otherwise as compensation;
•qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock;
•persons that own or have owned, actually or constructively, more than 5% of our common stock;
•persons who have elected to mark securities to market; and

•persons holding our common stock as part of a hedging or conversion transaction or straddle, or synthetic security or a constructive sale, or other risk reduction strategy or integrated investment.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of Non-U.S. Holder
For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is for U.S. federal income tax purposes:
•a non-resident alien individual;
•a corporation or other organization taxable as a corporation for U.S. federal income taxes that is not created or organized under the laws of the U.S., any state thereof, or the District of Columbia;
•a foreign estate, the income of which is not subject to U.S. federal income tax on a net income basis regardless of source; or
•a trust (i) whose administration is not subject to the primary supervision of a U.S. court or which does not have one or more U.S. persons who have the authority to control all substantial decisions of the trust and (ii) that does not have a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Distributions on Our Common Stock
As described under “Dividend Policy,” we do not currently anticipate declaring or paying, for the foreseeable future, any cash distributions on our capital stock. However, if we were to distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent with a valid IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of the dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the U.S. if required by an applicable tax treaty), the non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent. However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected dividends, as adjusted for certain items.
Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “—Gain on Sale or Other Taxable Disposition of Our Common Stock” below.
Gain on Sale or Other Taxable Disposition of Our Common Stock
Subject to the discussion below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of our common stock, unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.;
•the non-U.S. holder is a nonresident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met; or
•our common stock constitutes a “United States real property interest” by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market during the calendar year in which the sale or other disposition occurs.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain

U.S.-source capital losses (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our worldwide real property interests and our other trade or business assets. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. Even if we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is “regularly traded” on an established securities market within the meaning of applicable U.S. Treasury regulations. There can be no assurance that our common stock qualifies as regularly traded on an established securities market for purposes of the rules described above.
Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Federal Estate Tax
Common stock owned or treated as owned by an individual who is not a U.S. citizen or resident (as specifically determined for U.S. federal estate tax purposes) at the time of the individual’s death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of distributions on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and if the payor does not have actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Withholding on Foreign Entities
Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent a certification that it does not have any “substantial United States owners” or provides information identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and would have applied also to payments of gross proceeds from the sale or other disposition of our common stock. However, proposed regulations under FATCA provide for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of from property of a type that can produce U.S. source dividends or interest. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA withholding does not apply to gross proceeds from sales or other dispositions of our common stock.
Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING
The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC, and TD Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	5,843,750
Jefferies LLC	5,843,750
TD Securities (USA) LLC	4,250,000
Stifel, Nicolaus & Company, Incorporated	2,975,000
Cantor Fitzgerald & Co.	2,337,500
Total	21,250,000
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 3,187,500 shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
We have received a non-binding indication of interest from the cornerstone investor to purchase up to $75 million in shares of our common stock in this offering at the initial public offering price per share, on the same terms as the other purchasers in this offering. Because indications of interest are not binding agreements or commitments to purchase shares, nor a commitment by us or the underwriters to allocate or sell shares, more, fewer or no shares may be sold to the cornerstone investor in this offering. The underwriters will receive the same underwriting discount and commissions on any shares sold to the cornerstone investor as they will on any other shares sold to the public in this offering.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,187,500 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$1.26	$1.26
Total	$26,775,000	$30,791,250
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.756 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to their receipt and acceptance of the shares being offered and subject to the underwriters’ right to reject any order in whole or in part.
The company and its officers, directors, and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock (collectively, the "Lock-Up Securities") during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The restrictions described in the immediately preceding paragraph do not apply to the officers, directors and holders of substantially all of the capital stock and securities convertible into or exchangeable for the company’s common stock with respect to transfers of Lock-Up Securities (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the lock-up party is a natural person, to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party or, if the lock-up party is a trust, to a trustor, trustee (or co-trustee) or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is a controlled subsidiary or an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity which fund or entity is controlled or managed by or is under common control or common investment management with the lock-up party or affiliates of the undersigned (including any entity that becomes an affiliate pursuant to a merger, acquisition or reorganization of the undersigned, or, where the undersigned is a partnership, to its general partner, a successor partnership or fund, or any other fund managed by such partnership), or (B) as part of a disposition, transfer or distribution by the lock-up party to its stockholders, partners, members or other equity holders or to the estate of any such stockholders, partners, members or other equity holders, (vii) by operation of law, such as pursuant to a merger, acquisition, reorganization, qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to the company from an employee or other service provider of the company upon death, disability or termination of employment or service, in each case, of such employee or other service provider, as applicable, (ix) if the lock-up party is not an officer or director of the company, in connection with a sale of the lock-up party’s shares of common stock acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering, (x) to the company in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest during the lock-up period, including any transfer to the company for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in the prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion will be subject to the terms of the lock-up agreement, or (xi) with the prior written consent of the representatives on behalf of the underwriters; provided that (A) in the case of clauses (i), (ii), (iii), (iv), (v) and (vi) above, such transfer or distribution do not involve a disposition for value, (B) in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (vii) above, it is a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, must sign and deliver a lock-up agreement in the form of the lock-up agreement, (C) in the case of clauses (ii), (iii), (iv), (v) and (vi) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities will be required or will be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (i), (vii), (viii), (ix) and (x) above, no filing under the Exchange Act or other public filing, report or announcement will be voluntarily made, and if any such filing, report or announcement will be legally required during the lock-up period, such filing, report or announcement will clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clauses (i) or (vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement containing the same restrictions set forth above.

In addition, the lock-up party may (a) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act, relating to the transfer, sale or other disposition of the lock-up party’s Lock-Up Securities, if then permitted by the company, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the lock-up period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, may be voluntarily made (whether by or on behalf of the lock-up party, the company or any other party) regarding, or that otherwise discloses, the establishment of such plan during the lock-up period, and if any such filing, report or announcement is legally required during the lock-up period, such filing, report or announcement will clearly indicate that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the lock-up period; (b) (i) transfer the lock-up party’s Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the board of directors of the company and made to all holders of the company’s capital stock involving a change of control of the company, in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the company (or the surviving entity) and (ii) enter into any lock-up, voting or similar agreement pursuant to which the lock-up party may agree to transfer, sell, tender or otherwise dispose of the company’s common stock or such other securities in connection with a transaction described in clause (b)(i) above; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities will remain subject to the provisions of the lock-up agreement; and (c) convert outstanding preferred stock of the company into shares of common stock, provided that any shares of common stock received upon such conversion will remain subject to the provisions of the lock-up agreement.
The restrictions on transfers or other dispositions described above do not apply to the company with respect to (i) the shares to be sold in this offering, (ii) shares of common stock or any securities convertible into, or exercisable for, shares of common stock issued by the company upon exercise or settlement of options, warrants or restricted stock units outstanding as of the date of the underwriting agreement and described in this prospectus, (iii) the grant of any shares of common stock or any securities convertible into, or exercisable for, shares of common stock (including without limitation options, warrants, restricted stock or restricted stock units) pursuant to employee equity-based compensation plans, incentive plans, stock plans, dividend reinvestment plans or other arrangements in effect as of the date of the underwriting agreement and described in this prospectus, (iv) the filing of a registration statement on Form S-8 in connection with the registration of securities issuable under any employee equity-based compensation plan, incentive plan, stock plan, or dividend reinvestment plan adopted and approved by the company’s board of directors prior to the date of the underwriting agreement and described in this prospectus, or (v) shares of common stock or other securities issued in connection with any bona fide merger, joint venture, strategic alliance, commercial or other collaborative transaction, or the acquisition or license by the company of the business, property, technology or other assets of another individual or entity that is an unaffiliated third party of the company, or the assumption of an employee benefit plan in connection with such a merger or acquisition, provided that (A) the aggregate number of shares issued pursuant to this clause (v) (on an as-converted or as-exercised basis, as the case may be) may not exceed 5% of the total number of outstanding shares of common stock immediately following the issuance and sale of shares of common stock in this offering and (B) the recipient of any such shares of common stock or securities issued pursuant to this clause (v) during such period enter into a lock-up agreement with the representatives with the same restrictions set forth above.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on The Nasdaq Global Market under the symbol “BRVE”.
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.
The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.6 million. We have also agreed to reimburse the underwriters up to $65,000 for their counsel fees and other expenses related to the offering and expenses incurred in connection with the directed share program. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed underwriting compensation in connection with this offering.
The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the company and to persons and entities with relationships with the company, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.
Directed Share Program
At our request, the underwriters have reserved up to 5% of the shares of common stock to be issued by the Company and offered by this prospectus for sale, at the initial public offering price, to certain of our directors, officers, employees and persons having business relationships with us. Any shares sold in the directed share program to our directors or officers who have entered into lock-up agreements described above will be subject to the provisions of such lock-up agreements. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.
Selling Restrictions
Other than in the United States, no action has been taken by the company or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any securities may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Regulation:
a.to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;
b.to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
c.in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall result in a requirement for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.
In the case of any securities being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted, and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
This prospectus has been prepared on the basis that the offering of the securities falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.
An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions:
a.at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;
b.at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriters nominated by the company for any such offer; or
c.at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the securities, be circulated, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (b) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Japan
The securities have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the securities nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
United Arab Emirates
The securities have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering, and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA), or the Dubai Financial Services Authority.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, FINMA, and the offer of securities has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Brazil
The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS
The validity of the shares of our common stock being offered in this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Covington & Burling LLP, New York, New York is counsel to the underwriters in connection with this offering.
EXPERTS
The financial statements of Braveheart Bio, Inc. as of December 31, 2025 and for the year ended December 31, 2025, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 (File Number 333-297456) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We currently do not file periodic reports with the SEC. On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the website of the SEC referred to above.
We also maintain a website at www.braveheart.bio. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference. Upon completion of this offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Braveheart Bio, Inc.
Index to Annual Audited Financial Statements as of December 31, 2025 and for the year ended December 31, 2025:
Index to Interim Unaudited Condensed Financial Statements as of March 31, 2026, and December 31, 2025, and for the three months ended March 31, 2026, and 2025:

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Braveheart Bio, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Braveheart Bio, Inc. (the Company) as of December 31, 2025, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2026.
San Mateo, California
April 29, 2026,
except for the effects of the reverse stock split described in Note 12, as to which the date is
July 29, 2026

Braveheart Bio, Inc.
Balance Sheet
(in thousands, except share and par value data)

As of December 31, 2025
Assets
Current assets
Cash and cash equivalents	$89,161
Prepaid expenses and other assets	119
Total current assets	89,280
Other long-term assets	70
Total assets	$89,350
Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable (includes related party amounts of $73)	$1,058
Accrued expenses and other current liabilities (includes related party amounts of $3,272)	4,184
Total current liabilities	5,242
Other long-term liabilities	91
Total liabilities	5,333
Commitments and contingencies (Note 6)
Series A redeemable convertible preferred stock, $0.0001 par value; 185,000,000 shares authorized; 125,000,000 shares issued and outstanding; $125,000 liquidation preference at December 31, 2025	124,214
Nonvoting Series A redeemable convertible preferred stock, $0.0001 par value; 32,500,000 shares authorized; 32,500,000 shares issued and outstanding; $32,500 liquidation preference at December 31, 2025	25,675
Stockholders’ deficit
Common stock, $0.0001 par value; 335,500,000 shares authorized at December 31, 2025 (69,178,082 voting and 7,420,091 nonvoting); 15,943,937 shares issued at December 31, 2025; and 6,685,088 shares outstanding at December 31, 2025	1
Additional paid-in capital	179
Accumulated deficit	(66,052)
Total stockholders’ deficit	(65,872)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$89,350
See accompanying notes to financial statements

Braveheart Bio, Inc.
Statement of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

Year Ended December 31, 2025
Operating expenses
Research and development	$1,487
In-process research and development (includes related party amounts of $61,409)	62,244
General and administrative (includes related party amounts of $64)	3,018
Total operating expenses	66,749
Loss from operations	(66,749)
Other income
Interest income	696
Other income	1
Total other income	$697
Net loss	$(66,052)
Net loss per share, basic and diluted	$(17.20)
Weighted-average shares of common stock outstanding, basic and diluted	3,840,157
See accompanying notes to financial statements

Braveheart Bio, Inc.
Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2024	—	$—	–	$—	$—	$—	$—
Issuance of founders shares	—	—	4,794,513	1	2	—	3
Issuance of series A redeemable convertible preferred stock, net of issuance costs of $0.8 million	125,000,000	124,214	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock for acquired in-process research and development	32,500,000	25,675	—	—	—	—	—
Vesting of restricted common stock	—	—	1,890,575	—	1	—	1
Stock-based compensation	—	—	—	—	176	—	—
Net loss	—	—	—	—	—	(66,052)	(66,052)
Balance at December 31, 2025	157,500,000	$149,889	6,685,088	$1	$179	$(66,052)	$(65,872)
See accompanying notes to financial statements

Braveheart Bio, Inc.
Statement of Cash Flows
(in thousands)

Year Ended December 31, 2025
Cash flows from operating activities:
Net loss	$(66,052)
Adjustments to reconcile net loss to net cash used in operations:
Acquired in-process research and development (includes related party amounts of $61,409)	62,244
Stock-based compensation	176
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(119)
Other long-term assets	(70)
Accounts payable (includes related party amounts of $73)	896
Accrued expenses and other current liabilities (includes related party amounts of $3,272)	911
Net cash used in operating activities	(2,014)

Cash flows from investing activities:
Cash paid for purchased in-process research and development (includes related party amounts of $32,734)	(33,569)
Net cash used in investing activities	(33,569)

Cash flows from financing activities:
Proceeds from issuance of common stock and unvested shares of restricted stock	95
Proceeds from issuance of Series A redeemable convertible preferred stock, net of issuance costs	124,649
Net cash provided by financing activities	124,744

Net cash and cash equivalents increase for the period	89,161
Cash and cash equivalents at beginning of the period	–
Cash and cash equivalents at end of the period	$89,161

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities:
Issuance of Series A redeemable convertible preferred stock in exchange for in-process research and development, related party	$25,675
Issuance costs in accounts payable and accrued liabilities	$434
Contingent cash consideration for acquired in-process research and development in accrued liabilities, related party	$3,000
See accompanying notes to financial statements

Braveheart Bio, Inc.
Notes to Financial Statements
1.    Description of Business
Organization
Braveheart Bio, Inc. (the “Company”) was incorporated in the state of Delaware in May 2024 and is located in San Francisco, California. All activities of Braveheart prior to January 1, 2025, relate to its formation and were insignificant. As such, the accompanying financial statements do not include the period from incorporation on May 13, 2024, through December 31, 2024, as there was no financial activity for the period. The Company is a clinical-stage biotechnology company dedicated to developing therapeutics to treat hypertrophic cardiomyopathy (“HCM”) and related conditions by targeting overactive proteins within the heart.
Liquidity and Capital Resources
Since inception, the Company has devoted substantially all of its resources to research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations. The Company has a limited operating history, and the sales and income potential of its business is unproven. The Company has incurred net losses and negative cash flows from operating activities since its inception and expects to continue to incur net losses into the foreseeable future as it continues the development of its therapeutic candidates. From inception to December 31, 2025, the Company has funded its operations through the issuance of redeemable convertible preferred stock.
The Company has evaluated whether there are conditions and events considered in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. As of April 29, 2026, the issuance date of the financial statements, the Company expects that its cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next twelve months. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.
The Company expects to seek additional funding through private or public equity financing, debt financing, collaboration arrangements, strategic alliances and marketing, distribution or licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.
If the Company is unable to obtain sufficient funding, the Company will be forced to delay, scale back or discontinue some or all of its research and development programs, product portfolio expansion efforts or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.
As of December 31, 2025, the Company had an accumulated deficit of $66.1 million and cash and cash equivalents of $89.2 million. For the year ended December 31, 2025, the Company had a net loss of $66.1 million and net cash used in operating activities of $2.0 million.
The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms (Note 7), the Company’s outstanding redeemable convertible preferred stock will automatically convert into shares of common stock.

2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to, the accruals for research and development expenses, stock-based compensation expense, the determination of fair value of equity instruments, the fair value of acquired in-process research and development, and income taxes. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.
Operating segments
The Company operates and manages its business as one reportable and operating segment, which is the business of developing therapeutics to treat hypertrophic cardiomyopathy. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for allocating resources and evaluating financial performance.
Concentration of Credit Risk
The Company has no significant off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements. Financial instruments which potentially subject the Company to significant concentration of credit risk consist of cash and cash equivalents. The Company has not experienced any losses in such accounts.
Cash and Cash Equivalents
Cash represents funds in the Company’s operating and savings bank accounts. The Company considers all highly liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist of an institutionally insured liquid deposit account, and to date, the Company has not experienced gains or losses on any of its cash equivalents balances other than interest income. In addition, the Company maintains significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. The carrying value of cash and cash equivalents approximates fair value at December 31, 2025.
Fair Value of Financial Instruments
The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurement, establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.
Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:
•Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2: Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).
Research and Development Costs
Research and development costs are expensed as incurred. Research and development costs include salaries, stock-based compensation, expenses incurred under agreements with consultants, third party organizations and vendors that conduct preclinical or clinical activities, other supplies and costs associated with product development efforts, and regulatory operations. Non-refundable advance payments for goods and services that will be used in future research and development activities are capitalized and recorded in prepaid expenses and other current assets and then expensed in the period that the Company receives the goods or when services are performed.
The Company is required to estimate its expenses resulting from its obligations under contracts with vendors, consultants, contract research organizations, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. The Company reflects research and development expenses in its financial statements by recognizing those expenses within the period in which services and efforts are expended. The Company determines accrual and prepaid estimates through review of the underlying contracts along with preparation of financial models taking into account correspondence with preclinical and other key personnel and third-party service providers as to the progress of preclinical studies or other services being conducted. To date, the Company has had no material differences between its estimates of such expenses and the amounts actually incurred. During the course of a study, the Company adjusts its expense recognition if actual results differ from its estimates.
Asset Acquisitions and Acquired In-Process Research and Development Expenses
To evaluate a transaction to assess whether or not the transaction should be accounted for as a business combination or asset acquisition, the Company first applies a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. If the screen is not met, further determination is required as to whether the Company has acquired inputs and processes that have the ability to create outputs which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.
The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the asset or group of assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to acquired in-process research and development (“IPR&D”) with no alternative future use is recognized as expense on the acquisition date.
Contingent consideration is recognized in the period the obligation is resolved. Future costs to develop these assets are recorded to research and development expenses as they are incurred.

Patent Costs
All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty of the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the statement of operations and comprehensive loss.
Redeemable Convertible Preferred Stock
The Company records redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including a deemed liquidation event, holders of the redeemable convertible preferred stock can cause redemption for cash. Therefore, redeemable convertible preferred stock is classified outside of stockholders’ deficit on the balance sheet as events triggering the redemption are not solely within the Company’s control. The carrying values of the redeemable convertible preferred stock are adjusted to their redemption value if and when it becomes probable that the preferred stock will become redeemable.
Stock-Based Compensation
The Company grants stock-based awards to employees, directors and non-employee consultants in the form of stock options to purchase shares of its common stock. The Company measures restricted awards based on the value of common stock on the date of grant, and measures stock options with service-based vesting granted to employees, non-employees and directors based on the fair value of the award on the date of the grant using the Black-Scholes option-pricing model. Compensation expense for employee awards is recognized over the requisite service period, which is generally the vesting period of the award. Compensation expense for non-employee awards is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally the vesting period of the award. The Company uses the straight-line method to record the expense of awards with service-based vesting conditions. For stock awards that have a performance condition, the Company recognizes compensation expense based on its assessment of the probability that the performance condition will be achieved, using an accelerated attribution model, over the explicit or implicit service period. The Company accounts for forfeitures as they occur.
The Company classifies stock-based compensation expense in its statement of operations and comprehensive loss in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified.
The Black-Scholes option-pricing model requires inputs based on certain subjective assumptions, which determine the fair value of stock-based awards, including the price, volatility of the underlying stock, the option’s expected term, the risk-free interest rate and expected dividends. The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:
•Expected Volatility – Due to the lack of a public market for the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period commensurate with the expected term assumption.
•Expected Term – The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company uses the simplified method to calculate the expected term, as it does not have sufficient historical exercise data to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•Risk-Free Interest Rate – The risk-free interest rate is based on yield from the United States Treasury zero-coupon bonds whose term is consistent with the expected term of the stock options.
•Dividend Yield – The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends.
Fair Value of Common Stock
The absence of an active market for the Company’s common stock requires the Company’s Board of Directors to determine the fair value of its common stock for purposes of granting stock options. The fair value of the Company’s common stock is determined by the Company’s Board of Directors with assistance from management and an independent third-party valuation firm. Management’s approach to estimating the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Determining the best estimated fair value of the Company’s common stock requires significant judgment and management considers several factors, including the Company’s stage of development, equity market conditions affecting comparable public companies, significant milestones and progress in research and development efforts.
Income Taxes
The Company accounts for income taxes using the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns subject to a determinable valuation allowance.
Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. As of December 31, 2025, the Company recorded a full valuation allowance on its deferred tax assets.
The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of the provision for income tax.
Foreign currency transaction gain (loss)
Gains and losses arising from transactions and remeasurement of balances denominated in currencies other than U.S. dollars are recorded in other income on the statement of operations and comprehensive loss. The Company recorded immaterial gains on foreign currency transactions for the year ended December 31, 2025.

Comprehensive loss
Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. During the year ended December 31, 2025, the Company did not have any transactions that would be reported separately to derive comprehensive loss. Thus, comprehensive loss is the same as net loss for the period presented.
Net loss per share
Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period less common shares subject to vesting or forfeiture, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, unvested restricted stock subject to repurchase and common stock options are considered to be potentially dilutive securities. Because the company reported a net loss for the year ended December 31, 2025, and the inclusion of the potentially dilutive securities would be antidilutive, diluted net loss per share is the same as the basic net loss per share for the period presented.
Commitments and Contingencies
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and can be reasonably estimated. The Company expects that contingencies related to regulatory approval milestones will only become probable once such regulatory outcome is achieved.
The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range.
Emerging growth company status
The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards.
The accompanying financial statements do not include the period from incorporation on May 13, 2024, through December 31, 2024, as there was no financial activity for the period.
Recently Adopted Accounting Standards
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, which has been subsequently amended (“ASU 2016-13”). This updated accounting guidance significantly changes the impairment model for most financial assets and certain other instruments. ASU 2016-13 will require immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets, which will generally result in earlier recognition of allowances for credit losses on trade receivables, loans and other financial instruments. The guidance is effective for annual periods beginning after December 15, 2022. The Company adopted this standard on January 1, 2025, and the adoption did not have a material impact on its financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This standard simplified the accounting for convertible instruments. The guidance is effective for annual periods beginning after December 15, 2021. The Company adopted this standard on January 1, 2025, as reflected in the notes to its financial statements (see Note 7).
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The update requires entities to disclose their significant segment expense categories and amounts for each reportable segment. Significance is assessed using both quantitative and qualitative factors depending on the facts and circumstances. The guidance is effective for annual periods beginning after December 15, 2023. The Company adopted this standard on January 1, 2025, as reflected in the notes to its financial statements (see Note 11).
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances income tax disclosure requirements, including additional disaggregation of the effective tax rate reconciliation and information on income taxes paid by jurisdiction. The guidance is effective for annual periods beginning after December 15, 2025, with early adoption permitted, and the standard may be applied on either a prospective or retrospective basis. The Company adopted ASU 2023-09 effective January 1, 2025, on a prospective basis. The adoption of this standard did not have an impact on the Company’s financial statements, results of operations, or cash flows, as the amendments relate only to disclosures. These disclosures are included in Note 10, “Income Taxes.”.
In September 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606). The guidance refines the scope of Topic 815 to clarify which contracts are subject to derivative accounting. The amendments in ASU 2025-07 are effective for fiscal years and interim periods beginning after December 15, 2026, with early adoption permitted. The Company early adopted ASU 2025-07 on January 1, 2025 on a prospective basis and the adoption of this standard did not have a significant impact on the Company’s financial statements.
Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial statements and disclosures.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. This ASU requires enhanced disaggregation of certain expense categories in the notes to the financial statements. The guidance is effective for annual periods beginning after December 15, 2026, with early adoption permitted, and the standard may be applied on either a prospective or retrospective basis. The Company is currently evaluating the impact of this standard on its financial statements.
3.    Related Party Transactions
Financial Accounting Standards Board (FASB) ASC 850, Related Party Disclosures (FASB ASC 850) requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance.
Hengrui Pharmaceuticals Exclusive License Agreement
In September 2025, the Company entered into an Exclusive License Agreement (the “Exclusive License Agreement”) with Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”), under which Hengrui granted the Company (a) an exclusive royalty-bearing and sublicensable license to develop, manufacture, commercialize and otherwise exploit products containing Hengrui’s cardiac myosin inhibitor HRS-1893 and other related compounds (the “Licensed Products”) for any and all uses worldwide outside of Mainland China, Hong Kong, Macau and Taiwan (the “Territory”) and (b) a non-exclusive, royalty-bearing and sublicensable license to develop and manufacture the Licensed Products outside of the Territory solely for the development or commercialization of such Licensed Products in the Territory. The Exclusive License Agreement includes rights to all related know-how, patient data, clinical and non-clinical efficacy data, and CMC-related and manufacturing process technology associated with the licensed compound.
The Company determined that the fair value of the gross assets acquired was concentrated in a single asset or group of assets and that the acquired assets did not include substantive processes capable of significantly contributing to the ability to create outputs. Accordingly, the Exclusive License Agreement did not represent a business and was accounted for as an asset acquisition.
Total upfront consideration for the Exclusive License Agreement was approximately $58.2 million, consisting of $32.5 million in cash and $25.7 million in non-voting Series A redeemable convertible preferred stock issued to Hengrui. The Company allocated the total consideration to the acquired asset based on its relative fair value. Of the total consideration, including approximately $0.2 million of VAT, $0.8 million of transaction costs and $3.0 million related to the completion of a technology transfer milestone in December 2025, the Company allocated a total of $62.2 million to in-process research and development (“IPR&D”).
The Company determined that the acquired licensed asset qualified as IPR&D, as there was persuasive evidence that the project has substance and was incomplete. The Company considered whether the licensed asset would qualify for capitalization and determined it did not have alternative future use, as the asset was acquired for use in specific research and development projects, did not have regulatory approval and was not generating any revenue. Accordingly, the full amount of upfront consideration, including transaction costs, was expensed as research and development expense upon acquisition. Future milestones and royalty obligations under the Exclusive License Agreement represent contingent consideration in connection with an asset acquisition and will be recognized by the Company when such amounts are resolved. Contingent consideration and future costs to develop these assets are recorded to research and development expenses as incurred or capitalized if the asset has an alternate future use.
In connection with negotiating the Exclusive License Agreement, the Company was not provided with, and did not request, separate historical financial information regarding Hengrui's operations relating to HRS-1893. The Licensed Products are pre-commercial, have not generated any revenue, and Hengrui's pre-license activities relating to HRS-1893 consisted of internal research and development conducted as part of Hengrui’s broader research and development organization. The Company does not believe such historical financial information is material to an understanding of our operations after the transaction.
No Hengrui employees were transferred to, or are employed by the Company. The Company does not use any Hengrui workforce to develop the Licensed Products in the Territory. The Company’s development activities for BHB-1893 in the Territory are conducted by our employees and third-party contract research organizations and contract manufacturing organizations engaged by us.
In addition to the upfront consideration, the Company is obligated to make contingent cash payments to Hengrui upon the achievement of specified milestones, including (i) up to $23.0 million upon achievement of certain technology transfer and development milestones and (ii) up to $1.0 billion upon achievement of certain commercial milestones. The Company is also obligated to pay tiered royalty payments ranging from 5% to 10% on total annual net sales of Licensed Products, subject to certain customary reductions. The term of the Exclusive License Agreement continues until, on a Licensed Product-by-Licensed Product basis, the expiration of our payment obligations with respect to such Licensed Product. Any royalty payments continue until the latest of the expiration of the last valid claim in the patents licensed to us by Hengrui covering the composition of matter of the Licensed Products in such country in the Territory, the expiration of regulatory exclusivity of the Licensed Products in such country, or the tenth anniversary of the first commercial sale of a Licensed Product in such country.
Contingent consideration is recognized in the period the obligation is resolved. As of December 31, 2025, the Company had accrued $3.0 million related to the completion of a technology transfer milestone in December 2025. No other contingent milestone or royalty payments were considered resolved as of that date.
In connection with the Exclusive License Agreement and related equity issuance, Hengrui became a related-party stockholder of the Company.
Grantback License
Under the Exclusive License Agreement, the Company granted Hengrui a fully paid, royalty-free, and sublicensable license under the Company’s collaboration intellectual property (the “Grantback License”). This license allows Hengrui to perform its obligations under the Exclusive License Agreement and to develop, manufacture, and commercialize licensed compounds and products in Mainland China, Hong Kong, Macau and Taiwan (the “Hengrui Territory”). The Grantback License is non-exclusive for manufacturing and activities necessary to perform under the Exclusive License Agreement, but exclusive for development and commercialization activities within the Hengrui Territory, including as to the Company and its affiliates.
If the Exclusive License Agreement is terminated by Hengrui as a result of the Company’s uncured intentional material breach or certain other specified termination events, Hengrui retains a perpetual, irrevocable, fully paid, and royalty-free license to continue developing and commercializing the licensed compounds and products as they exist at the termination date. This continuing license also covers any subsequent modifications or improvements developed by or on behalf of Hengrui, subject to specified limitations. In addition, manufacturing activities conducted by Hengrui in the Territory are subject to prior notice and consent requirements intended to minimize disruption to the Company’s operations.
Flipping Transaction
Under the Exclusive License Agreement, if the Company enters into a transaction or a series of transactions whereby (a) the Company undergoes a change in control or a sale transaction, (b) the Company sells, transfers, assigns or otherwise disposes of all or substantially all of its right, title and interest under the Exclusive License Agreement to a third party, or (c) the Company enters into a grant to a third party of a sublicense or other right, privilege or immunity to develop or commercialize any licensed product or compound that includes the United States, any country within the United Kingdom, Germany, France, Spain and Italy (the “European MMCs”) or Japan (collectively, the “Flipping Transactions”) within 18 months following the effective date of September 3, 2025, the Company is required to remit to Hengrui the applicable sharing percentage of the Flipping Transaction Proceeds (as defined below) received, net of any development milestone payments and technology transfer milestone payments previously paid.
The amount payable to Hengrui is calculated based on the gross cash proceeds received by the Company, including upfront payments and contingent development milestone payments, net of transaction-related costs, governmental fees, and applicable taxes (excluding employment or payroll taxes) (the “Flipping Transaction Proceeds”). The applicable sharing percentage equals (i) 25% of proceeds exceeding 275% of the Company’s fully diluted, post-money Series A valuation for a Flipping Transaction occurring within nine months of the effective date, (ii) 15% of proceeds exceeding 250% of such valuation for a flipping sublicense granted on or after nine months and prior to the earlier of eighteen months from the effective date or initiation of a Company-sponsored clinical trial, and (iii) 0% in all other cases.

Stock Purchase Agreement with Hengrui
Additionally, in conjunction with the Exclusive License Agreement, the Company entered into a Stock Purchase Agreement (“SPA”) with Hengrui in which the Company issued 32,500,000 shares of Non-Voting Series A Preferred Stock (defined below) as partial consideration for entry into the Exclusive License Agreement. The corresponding fair value of the Non-Voting Series A Preferred Stock issued was $0.79 per share, representing total equity consideration of $25.7 million.
Other Related Party Transactions
Through the closing of the Series A Preferred Stock Purchase Agreement (refer to Note 7) on September 3, 2025 and October 17, 2025, Forbion Growth Opportunities Fund III Cooperatief U.A. and Forbion Ventures Fund VII Cooperatief U.A. (collectively “Forbion”), OrbiMed Private Investments IX, LP (“OrbiMed”) and AH Bio Fund IV, L.P. (“AH Bio”) became principal shareholders of the Company and are represented on the Company’s Board of Directors. As part of the closing, Forbion, OrbiMed and AH Bio purchased 50,675,676, 27,027,027 and 27,027,027; shares, respectively, of Series A redeemable convertible preferred stock for a purchase price of $50.7 million, $27.0 million and $27.0 million, respectively. In accordance with the Series A Preferred Stock Purchase Agreement, the Company was obligated to pay the reasonable fees and expenses of certain investors. These fees included the expenses of legal counsel to each of these investors, not to exceed $0.1 million, the fees and expenses for intellectual property review and expenses for other outside consultants engaged by each of these investors. As of December 31, 2025, the Company accrued for $0.3 million in legal fees and expenses incurred and included $0.1 million of other consultant fees in accounts payable on the balance sheet.
4.    Fair Value Measurements
Assets measured at fair value on a recurring basis are as follows (in thousands):

	As of December 31, 2025
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Money market funds	$88,991	$–	$–	$88,991
Total fair value of assets	$88,991	$–	$–	$88,991
There have been no transfers between fair value levels as of December 31, 2025.
For certain financial instruments, including cash, prepaid expenses and other assets, accounts payable, and accrued liabilities, the recorded amount approximates estimated fair value due to their relatively short maturities.
Fair Value of Non-Voting Series A Preferred Stock
During the year ended December 31, 2025, the Company issued non-voting Series A redeemable preferred stock (the “Non-Voting Series A Preferred Stock”) which have different economic rights and privileges compared to the issued Series A Preferred Stock (see Note 7). Accordingly, the Company estimates the fair value of the Non-Voting Series A Preferred Stock using valuation techniques consistent with the framework of ASC 820, Fair Value Measurement.
As the Company’s equity securities have not been publicly traded to date, the fair value of the Non-Voting Series A Preferred Stock was determined by an independent third-party valuation specialist in accordance with the framework of the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation (AICPA Valuation Guide). The fair value of the Company’s Non-Voting Series A Preferred Stock was determined using a combination of methodologies, including the option pricing method (“OPM”) and the common stock equivalent method, which allocate enterprise value across the Company’s various classes of equity based on their respective rights, preferences, and liquidation priorities. The valuation incorporates significant assumptions, including expected time to liquidity, equity volatility, risk-free interest rates, and the relative rights and preferences of each class of equity, including liquidation preferences, conversion features, and participation rights. In addition, the valuation reflects a discount for lack of marketability given the absence of an active market for the Company’s securities. Under the OPM method, a back-solve was applied, calibrating total equity value to the most recent arm’s length financing transaction in which the Series A Preferred Stock (defined below) was issued at $1.00 per share (see Note 7). Under the common stock equivalent method, the total equity value was allocated ratably across all shares on an as-converted, fully-diluted basis.
The following significant assumptions were used in the valuation:

December 31, 2025
Expected Volatility	85.0%
Risk-Free Rate	3.6%
Expected Term	3.0 years
Dividend Yield	0.0%
Discount for Lack of Marketability	40.0%
Expected volatility was derived from the observed historical volatility of a set of publicly traded guideline companies in the biopharmaceutical and therapeutics sector. The discount for lack of marketability was determined from consideration of multiple put option methodologies, as well as qualitative factors including the Company’s need to obtain additional financing prior to a liquidity event, and the expected time to a liquidity event as estimated by the Company.
Based on the results of the valuation analysis, the estimated fair value of the Non-Voting Series A Preferred Stock was determined to be approximately $0.79 per share. During the year ended December 31, 2025, the Company issued 32,500,000 shares of Non-Voting Series A Preferred Stock, resulting in an aggregate estimated fair value of $25.7 million.
The determination of fair value involves significant judgment, and changes in the underlying assumptions or in market conditions could result in materially different fair value estimates in future periods.
5.    Balance Sheet Details
Accrued Expenses and Other Current Liabilities
Accrued liabilities consist of the following (in thousands):

December 31, 2025
Accrued license milestone, related party	$3,000
Accrued other	869
Accrued compensation and other employee benefits	315
Total accrued liabilities	$4,184
6.    Commitments and Contingencies
Legal Proceedings
In the event the Company becomes subject to claims or suits arising in the ordinary course of business, the Company would accrue an estimated liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

The Company has not recorded any such liabilities as of December 31, 2025.
7.    Convertible Preferred Stock and Stockholders’ Deficit
Stockholders’ Deficit
Under the Certificate of Amendment to the Amended and Restated Certificate of Incorporation dated October 17, 2025, the Company is authorized to issue 335,500,000 shares of common stock, par value $0.0001 per share, and 217,500,000 shares of preferred stock, par value $0.0001 per share. Of the authorized common stock, 303,000,000 shares are designated as voting common stock and 32,500,000 shares are designated as non-voting common stock. Of the authorized preferred stock, 185,000,000 shares are designated as Series A preferred stock (“Series A Preferred Stock”) and 32,500,000 shares are designated as Non-Voting Series A Preferred Stock.
Convertible Preferred Stock
Redeemable Convertible Preferred Stock
The Company entered into the Series A Preferred Stock Purchase Agreement on September 3, 2025 and an amendment thereto on October 17, 2025 (as so amended, the “SPA”) whereby the Company agreed to issue and sell, and certain investors agreed to purchase up to an aggregate of 185,000,000 shares of Series A Preferred Stock at an original issuance price of $1.00 per share in three closings and 32,500,000 shares of Non-Voting Series A Preferred Stock at an original issuance price of $1.00 per share. As discussed in Note 4, the Company separately calculated the fair value of the Non-Voting Series A Preferred Stock. In September 2025, the Company completed its first closing and issued 101,351,352 shares of Series A Preferred Stock at a price of $1.00 per share and 32,500,000 shares of Non-Voting Series A Preferred Stock at a price of $1.00 per share. In October 2025, the Company completed an additional closing and issued 23,648,648 shares of Series A Preferred Stock at a price of $1.00 per share (the September 2025 and October 2025 closings, together, the “Initial Closings”). These Initial Closings resulted in gross proceeds of $125.0 million and incurred issuance costs of $0.8 million. The SPA further granted certain investors the Series A Tranche Right to purchase an additional 60,000,000 shares of Series A Preferred Stock, at a price of $1.00 per share during a third closing which would occur upon approval by the Board of Directors. The Company determined that the right of the investors to purchase Series A Preferred Stock in the third closing did not meet the definition of a freestanding financial instrument, therefore no liability for tranche purchase rights was recognized and no fair value remeasurement is required in subsequent reporting periods.
In conjunction with the shares of Series A Preferred Stock issued to investors in the first closing of the SPA, the Company issued 32,500,000 shares of Non-Voting Series A Preferred Stock to Hengrui pursuant to the Exclusive License Agreement (Note 3).
As of December 31, 2025, the Company’s Series A redeemable convertible preferred stock has been classified as temporary equity in the accompanying balance sheet given that the holders of the redeemable convertible preferred stock could cause certain events to occur that are outside of the Company’s control whereby the Company could be obligated to redeem the redeemable convertible preferred stock. The carrying value of the redeemable convertible preferred stock are not adjusted to the redemption value as of December 31, 2025, as the contingent redemption events were considered not probable of occurring.

As of December 31, 2025, the Company’s Series A redeemable convertible preferred stock consisted of the following (in thousands, except share amounts):

	December 31, 2025
	Shares Authorized	Shares Issued and Outstanding	Shares of Common Stock issuable upon conversion	Aggregate Liquidation Preference	Carrying Value
Series A Preferred Stock	185,000,000	125,000,000	28,538,810	$125,000	$124,214
Non-Voting Series A Preferred Stock	32,500,000	32,500,000	7,420,091	32,500	25,675
Total Series A preferred stock	217,500,000	157,500,000	35,958,901	$157,500	$149,889
The holders of Series A redeemable convertible preferred stock have the following rights and preferences:
Dividends
The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Series A Preferred Stock and Non-Voting Series A Preferred Stock shall first receive, or simultaneously receive, a noncumulative dividend on each outstanding share of Series A Preferred Stock or Non-Voting Series A Preferred Stock equal to an amount as defined in the Company’s Amended and Restated Certificate of Incorporation. No such dividends have been declared or paid through December 31, 2025.
Preferences on Liquidation
The holders of the Series A Preferred Stock are entitled to receive liquidation preferences, in the event of a change in control, at an amount per share equal to the greater of (i) the Series A Preferred Stock original issue price plus any dividends declared but unpaid and (ii) such amount per share that would have been payable had all shares of Series A Preferred Stock been converted into common stock. Liquidation payments to the holders of the Series A Preferred Stock have priority and are made in preference to any payments to the holders of Non-Voting Series A Preferred Stock and common stock.
The holders of the Non-Voting Series A Preferred Stock are entitled to receive liquidation preferences, in the event of a change in control, after the payment in full of the Series A Preferred Stock liquidation amount, at an amount per share equal to the greater of (i) the Non-Voting Series A Preferred Stock original issue price plus any dividends declared but unpaid or (ii) such amount per share that would have been payable had all shares of Non-Voting Series A Preferred Stock been converted into common stock. After full payment of the liquidation preference to the holders of the Series A Preferred Stock and Non-Voting Series A Preferred Stock, the remaining assets, if any, will be distributed among the holders of common stock, pro rata based on the number of shares of common stock held by each such holder.
Conversion Rights
The shares of Series A Preferred Stock and Non-Voting Series A Preferred Stock are convertible into an equal number of shares of common stock and non-voting common stock, respectively, at the option of the holder, subject to certain anti-dilution adjustments. The conversion rate for the redeemable convertible preferred stock and non-voting redeemable convertible preferred stock is determined by dividing the original issue price by the conversion price. The conversion price is defined as $1.00. The conversion rate at December 31, 2025, for the Series A Preferred Stock and Non-Voting Series A Preferred Stock into common stock was 1:1.
If, at any time after the Initial Closings, the Company issues or sells additional shares of common stock for an effective price less than the conversion price of any series of convertible preferred, then the conversion price of such series of convertible preferred stock shall be reduced to a price calculated by multiplying the then current conversion price of such series by (a) the number of shares of common stock (as converted) outstanding immediately prior to such issue or sale, plus the number of shares of common stock which the aggregate consideration, received by the Company for the additional shares issued or sold, would purchase at the then-existing conversion price of such series, divided by (b) the number of shares of common stock (as converted) outstanding immediately prior to such issue or sale, plus the additional shares of common stock so issued. No adjustment shall be made to the conversion price of a series of convertible preferred stock in an amount less than 1% of the then current conversion price of such series. This feature has not been triggered as of December 31, 2025.
Each share of Series A Preferred Stock and Non-Voting Series A Preferred Stock will be automatically converted into common stock at the then effective conversion rate upon the earlier to occur of (a) immediately prior to the closing of the sale of shares of common stock to the public at a price of at least $2.00 per share in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 resulting in at least $75 million of gross proceeds to the Company and (b) upon the occurrence of an event, specified by vote or written consent of at least a majority of the outstanding shares of voting preferred stock, voting together as a single class on an as-converted to common stock basis and at least two of the three lead investors (“the Requisite Holders”).
If a holder of Series A Preferred Stock does not participate in a subsequent Board of Directors-approved closing following the Initial Closings (the “Milestone Closing”) by purchasing the holder’s applicable portion of Milestone Closing shares, then all shares held by such holder (“Defaulting Purchaser”) shall automatically convert into one share of voting common stock for every ten shares of Series A Preferred Stock.
Redemption Rights
The holders of Series A Preferred Stock and Non-Voting Series A Preferred Stock do not have any redemption rights, except upon certain liquidation and dissolution events that are not solely within the Company’s control.
Voting
The holder of each share of Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of voting preferred stock held by such holder are convertible as of the record date for determining stockholders for such vote. Holders of Series A Preferred Stock shall vote together with holders of voting common stock as a single class and on an as-converted to common stock basis. The holders of Non-Voting Series A Preferred Stock have no voting rights under the Stock Purchase Agreement.
Common Stock
The Company was authorized to issue 335,500,000 shares of $0.0001 par value common stock as of December 31, 2025. As of December 31, 2025, 15,943,937 shares were issued and 6,685,088 shares were outstanding. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preference of the holders of the preferred stock set forth above. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders.
In May 2025, the Company issued 4,794,513 shares of fully vested common stock to founders (the “founders shares”) and certain board members and investors (the “founders”) at a price of $0.00044 per share, for a total of $2,100. The founders shares were issued after inception to capitalize the Company and to provide the founders with an equity interest in consideration for ongoing support of the Company’s activities. The nominal value per share reflects the Company’s limited assets and operations as of the date of issuance.

Common stock reserved for future issuance consisted of the following:

December 31, 2025
Common stock issuable upon conversion of Series A redeemable convertible preferred stock	35,958,901
Unvested restricted common stock	9,258,849
Common stock options granted and outstanding	320,773
Shares available for issuance under the 2025 equity incentive plan	1,730,298
Total common stock reserved for issuance	47,268,821
8.    Equity Incentive Plan and Stock-Based Compensation
Equity Incentive Plan
In July 2025, the Company adopted the 2025 Stock Option and Grant Plan (the “Plan”). The Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock units and other stock awards. As of July 31, 2025, there were 8,132,696 shares of common stock reserved for issuance under the Plan. Adjustments to the reserve for issuance may be made as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company’s capital stock. In September 2025, the reserve to the Plan increased twice, first on September 1, 2025, increasing the plan to 8,478,621 shares reserved for issuance and again on September 3, 2025, increasing the plan to 12,384,287 shares reserved for issuance.
The Plan is administered by the Board of Directors of the Company, or a committee appointed by the Board of Directors, which determines the types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. All existing grants are subject to a time-based vesting period which will generally be four years. Certain awards provide for accelerated vesting if there is a change in control or if other contractually specified contingencies are met. The term of stock options granted under the Plan cannot exceed ten years (or five years in the case of incentive stock options granted to certain significant stockholders). The exercise price of each option is determined by the Board of Directors based on the estimated fair value of the Company’s stock on the date of the option grant. Options may not have an exercise price less than 100% of the fair market value of the Company’s common stock on the grant date (or 110% in the case of incentive stock options granted to certain significant stockholders).
Stock Options
A summary of the Company’s stock option activity for the year ended December 31, 2025, under the Plan is as follows (in thousands, except share and per share data and years):

	Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at December 31, 2024	—	$—	—	$—
Granted	320,773	0.05	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Balance at December 31, 2025	320,773	$0.05	9.91	$1,389
Vested and exercisable at December 31, 2025	2,140	$0.05	9.92	$9

Exercisable options reflect the number of options vested as of the date reported. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of the Company’s common stock for all options that were in-the-money as of December 31, 2025.
The weighted-average grant date fair value of options granted during the year ended December 31, 2025, was $1.90 per share.
The Company recorded nominal stock-based compensation expense related to stock options for the year ended December 31, 2025. As of December 31, 2025, the unrecognized compensation cost related to outstanding stock options was $0.6 million and is expected to be recognized as expense over a weighted-average period of approximately 3.8 years.
The assumptions used in the Black-Scholes option pricing model to determine the fair value of the option grants issued for the year ended December 31, 2025, were as follows:

December 31, 2025
Risk-free rate of interest	3.71% - 3.76%
Expected term (years)	5.52 - 6.08
Expected stock price volatility	77.83% - 79.90%
Dividend yield	0%
Restricted Stock Awards
Restricted Stock Awards (“RSAs”) are subject to vesting conditions and convert to shares of common stock in accordance with the vesting schedule. RSAs are valued at the estimated fair value of the Company’s stock on the date of grant and are amortized over the requisite service period. The total number of RSAs granted represents the maximum number of RSAs eligible to vest based upon the service conditions set forth in the grant agreements. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination of the holder’s service from the Company.
The shares purchased, pursuant to the restricted stock purchase agreements, are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for unvested shares of the restricted stock granted is recorded as a deposit liability on the accompanying balance sheets and will be transferred into common stock and additional paid-in capital as the restricted stock vests.
The RSAs generally include a service condition for vesting and vest over four years with one-year cliff vesting and pro-rata monthly vesting thereafter, but some vest over different time periods. In addition, some RSAs include vesting criteria subject to the achievement of performance-based conditions in addition to service conditions, for which the Company periodically assesses the probability that the performance criteria will be met and only recognizes release of the liability when achievement of the performance criteria becomes probable. As of December 31, 2025, the Company recorded $0.1 million in other long-term liabilities on the balance sheet.

A summary of the Company’s restricted stock activity under the Plan is as follows:

	Number of Shares Outstanding	Weighted-Average Grant Date Fair Value
Balance at December 31, 2024	–	–
Issuance of unvested restricted stock awards	10,333,216	0.36
Share vesting	(1,890,575)	0.03
Balance at December 31, 2025	8,442,641	$0.43
In addition to grants under the Plan, the Company has also granted RSAs outside of the Plan. The shares were issued under the terms of restricted stock purchase agreements, and unvested shares are subject to repurchase by the Company upon the holder’s termination of its relationship with the Company at the original purchase price per share.
A summary of the Company’s restricted stock activity outside of the Plan is as follows:

Number of Shares Outstanding
Balance at December 31, 2024	–
Issuance of unvested restricted stock awards	816,208
Share vesting	–
Balance at December 31, 2025	816,208
The weighted-average grant date fair value per share of restricted stock awards granted outside of the Plan during the year ended December 31, 2025, was immaterial and therefore not presented.
The total fair value of all RSAs vested during the year ended December 31, 2025, was nominal.
The Company recorded stock-based compensation expense for restricted stock of $0.2 million during the year ended December 31, 2025. As of December 31, 2025, the unrecognized compensation cost related to all outstanding RSAs was $3.7 million and is expected to be recognized over a weighted-average period of approximately 3.5 years.
9.    Net loss per share
The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

Year Ended December 31, 2025
Numerator:
Net loss	$(66,052)
Denominator:
Weighted-average common shares issued and outstanding	7,076,651
Less: Weighted-average common shares subject to repurchase and vesting conditions	(3,236,494)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted	3,840,157
Net loss per share attributable to common stockholders, basic and diluted	$(17.20)
The Company has excluded 320,773 stock options, with an exercise price of $0.04, from its anti-dilutive securities as these shares have been included in the determination of weighted-average common shares issued as they represent shares issuable for little or no cash consideration upon the satisfaction of certain conditions pursuant to ASC 260-10-45-13.
The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive are as follows:

As of December 31, 2025
Unvested restricted common stock	9,258,849
Common stock issuable upon conversion of Series A redeemable convertible preferred stock	35,958,901
Total	45,517,960
10.    Income Taxes
For the year ended December 31, 2025, pretax loss from operations was $66.1 million as follows (in thousands):

2025
United States	$(66,052)
Foreign	—
Total	$(66,052)
The Company did not incur federal income taxes due to its loss position. State minimum taxes for the year ended December 31, 2025, were nominal.
The reconciliation between the provision for income taxes and income taxes computed using the U.S. federal statutory corporate tax rate are as follows (in thousands):

	December 31, 2025
Tax computed at federal statutory rate	$(13,871)	21.00%
Share-based compensation	37	(0.06)
Other	3	(0.01)
Change in valuation allowance	13,831	(20.94)
Provision for income taxes	$—	—%
For the year ended December 31, 2025, the significant components of the Company’s deferred tax assets are as follows (in thousands):

December 31, 2025
Deferred tax assets:
Net operating loss	$905
Research and development income tax credits	13
Capitalized research and development expenses	12,869
Accrued expenses and other	58
Total deferred tax assets	13,845
Valuation allowance	(13,845)
Deferred tax assets, net of allowance	$—

The Company’s management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed primarily of net operating loss (“NOL”) carryforwards and capitalized research and development expenses. Management has considered the Company’s history of net operating losses incurred since inception and probability of future losses to conclude it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. As a result, the Company has established a valuation allowance for the full amount of the net deferred tax assets as of December 31, 2025. At such time as it is determined that it is more likely than not that the deferred tax assets will be realizable, the valuation allowance will be reduced. The change in valuation allowance for the year ended December 31, 2025, was an increase of $13.8 million due to the increase in the deferred tax assets by the same amounts.
At December 31, 2025, the Company has federal net operating loss carryforwards of approximately $4.3 million, and no state net operating loss carryforward. All of the Company’s federal net operating loss carryforwards as of December 31, 2025, can be carried forward indefinitely, but are limited to 80% utilization against future taxable income each year.
At December 31, 2025, the Company had no federal research and development tax credit carryforwards and nominal state research and development tax credit carryforwards. The state research and development tax credits are available indefinitely.
The Internal Revenue Code (“IRC”) Sections 382 and 383 limit annual use of NOL and research and development credit carryforwards in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not yet completed an ownership change analysis. If a requisite ownership change occurs, the amount of remaining tax attribute carryforwards available to offset taxable income and income tax expense in future years may be restricted or eliminated. If eliminated, the related asset would be removed from deferred tax assets with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company’s effective tax rate.
Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. As of December 31, 2025, the Company had no material unrecognized tax benefits.
The Company is subject to taxation in the United States, California, Colorado, New Hampshire and New York. All of the Company’s tax years from inception are subject to examination by federal and state tax authorities. The Company is not currently under examination by any federal, state or local tax authority.
The Company had no accrued interest or penalties related to income tax matters in the Company’s balance sheets as of December 31, 2025. The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense.
11.    Segment Reporting
The Company operates and manages its business as one reportable and operating segment, which is the business of developing therapeutics to treat hypertrophic cardiomyopathy. The Company’s chief operating decision maker (“CODM”) is the chief executive officer, who assesses performance of the segment based on net loss, which includes evaluating the progress of ongoing research and development. The measure of segment assets is reported on the balance sheet as total assets. All long-

lived assets are maintained in the United States. The following table contains information on segment profit or loss, including significant segment expenses (in thousands):

December 31, 2025
Revenue	$–
Less:
External research and development	805
In-process research and development	62,244
Personnel-related	1,742
Other(a)	1,958
Other income	697
Net loss	$(66,052)
______________
(a)Other primarily includes consultants, legal, insurance expenses and subscriptions.
12.    Subsequent Events
For the purposes of the financial statements as of December 31, 2025, and the year then ended, the Company has evaluated subsequent events through April 29, 2026, the date on which the audited financial statements were available to be issued and through July 29, 2026, solely as it relates to the reverse stock split described below. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure or adjustment to the financial statements.
Operating Sublease
Effective January 2026, the Company executed a sublease agreement (the “Sublease”) with Aperture Group, LLC, for office space, located in San Francisco, California. The Company determined the Sublease was an operating lease at the inception of the lease contract. The initial term of the Sublease is approximately twenty-four months and the commencement date occurred in January 2026. The Company is obligated to make monthly rental payments and its share of the landlord’s operating expenses which include utilities, common area maintenance, insurance, and property taxes. Monthly lease payments total $0.4 million annually, exclusive of operating expenses. The Company is currently evaluating the impact of the Sublease on its financial statements.
Issuance of Stock Options
Subsequent to December 31, 2025, the Company granted an aggregate of 2,248,850 stock options to employees, directors, and non-employee consultants under the Plan. The options have a weighted-average exercise price of $2.37 per share and a weighted-average grant date fair value of $1.99 per share. The options generally vest over four years and expire 10 years from the date of grant.
The total grant date fair value of these awards was approximately $4.5 million. The fair value of the options was determined in accordance with the Company’s stock-based compensation policy and the Company will recognize stock-based compensation expense related to these grants over the applicable vesting periods, as described in Note 2 and Note 8.
The Company determined that these option grants represent non-recognized subsequent events. Accordingly, the accompanying financial statements do not reflect the impact of these transactions.
Subsequent Financings
During April 2026, the Company sold an additional 60,000,000 shares of its Series A Preferred Stock at a purchase price of $1.00 per share and received $60.0 million in gross proceeds as part of an additional closing.

Amendment to the Plan
On April 27, 2026, the Company entered into an Amendment to the Plan and approved an increase of stock available for awards up to 14,576,068, which increased the pool by 2,191,781 shares.
On June 24, 2026, the Company's board of directors adopted the 2026 Stock Option and Incentive Plan (the "2026 Plan"), which became effective upon the date immediately preceding the date on which the registration statement of which this prospectus forms a part became effective. The Company has initially reserved 10,761,900 shares of common stock for issuance under the 2026 Plan.
Reverse Stock Split
On July 29, 2026, the Company effected a 1-for-4.38 reverse stock split of its issued and outstanding shares of common stock. Redeemable convertible preferred stock was not split; rather, the Company effected a proportional adjustment to the conversion ratios for such stock. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split. The historical share and per share amounts of redeemable convertible preferred stock were not adjusted. The total authorized shares and the par value per share were not adjusted as a result of the reverse stock split.

Braveheart Bio, Inc.
Condensed Balance Sheets (unaudited)
(in thousands, except share and par value data)

	As of March 31, 2026	As of December 31, 2025
Assets
Current assets
Cash and cash equivalents	$80,576	$89,161
Prepaid expenses and other assets	496	119
Total current assets	81,072	89,280
Property and equipment, net	34	—
Operating lease right-of-use assets	702	—
Other long-term assets	70	70
Total assets	$81,878	$89,350
Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable (includes related party amounts of $73 and $6,000, respectively)	$7,743	$1,058
Accrued expenses and other current liabilities (includes related party amounts of $3,272 and $35, respectively)	1,886	4,184
Current portion of lease liabilities	373	—
Total current liabilities	10,002	5,242
Lease liabilities, net of current portion	294	—
Other long-term liabilities	89	91
Total liabilities	10,385	5,333
Commitments and contingencies (Note 6)
Series A redeemable convertible preferred stock, $0.0001 par value; 185,000,000 shares authorized at December 31, 2025 and March 31, 2026; 125,000,000 shares issued and outstanding at December 31, 2025 and March 31, 2026; $125,000 liquidation preference at December 31, 2025 and March 31, 2026	124,210	124,214
Nonvoting Series A redeemable convertible preferred stock, $0.0001 par value; 32,500,000 shares authorized, issued and outstanding at December 31, 2025 and March 31, 2026; $32,500 liquidation preference at December 31, 2025 and March 31, 2026	25,675	25,675
Stockholders’ deficit
Common stock, $0.0001 par value; 335,500,000 shares authorized at December 31, 2025 and March 31, 2026 (69,178,082 voting and 7,420,091 nonvoting); 15,943,937 shares issued at December 31, 2025 and March 31, 2026; and 6,685,088 and 6,960,024 shares outstanding at December 31, 2025 and March 31, 2026, respectively	1	1
Additional paid-in capital	1,939	179
Accumulated deficit	(80,332)	(66,052)
Total stockholders’ deficit	(78,392)	(65,872)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$81,878	$89,350
See accompanying notes to condensed financial statements

Braveheart Bio, Inc.
Condensed Statement of Operations and Comprehensive Loss (unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended
	March 31, 2026	March 31, 2025
Operating expenses
Research and development (includes related party amounts of $6,000 and $0, respectively)	$10,914	$—
In-process research and development	—	94
General and administrative (includes related party amounts of $38 and $0, respectively)	4,135	5
Total operating expenses	15,049	99
Loss from operations	(15,049)	(99)
Other income (expense), net
Interest income	771	—
Other expense	(2)	—
Total other income, net	$769	$—
Net loss	$(14,280)	$(99)
Net loss per share, basic and diluted	$(2.08)	$—
Weighted-average shares of common stock outstanding, basic and diluted	6,862,983	—
See accompanying notes to condensed financial statements

Braveheart Bio, Inc.
Condensed Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit (unaudited)
(in thousands, except share data)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2025	157,500,000	$149,889	6,685,088	$1	$179	$(66,052)	$(65,872)
Issuance costs of series A redeemable convertible preferred stock	—	(4)	—	—	—	—	—
Vesting of restricted common stock	—	—	274,936	—	2	—	2
Stock-based compensation	—	—	—	—	1,758	—	1,758
Net loss	—	—	—	—	—	(14,280)	(14,280)
Balance at March 31, 2026	157,500,000	$149,885	6,960,024	$1	$1,939	$(80,332)	$(78,392)

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2024	—	$—	—	$—	$—	$—	$—
Net loss	—	—	—	—	—	(99)	(99)
Balance at March 31, 2025	—	$—	—	$—	$—	$(99)	$(99)
See accompanying notes to condensed financial statements

Braveheart Bio, Inc.
Condensed Statement of Cash Flows (unaudited)
(in thousands)

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Cash flows from operating activities:
Net loss	$(14,280)	$(99)
Adjustments to reconcile net loss to net cash used in operations:
Acquired in-process research and development	—	94
Depreciation and amortization	2	—
Stock-based compensation	1,758	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(342)	(2)
Accounts payable (includes related party amounts of $5,927 and $0, respectively)	6,875	–
Accrued expenses and other current liabilities (includes related party amounts of $3,237 and $0, respectively)	906	7
Operating lease right-of-use asset and lease liabilities	(105)	—
Net cash used in operating activities	(5,186)	—

Cash flows from investing activities:
Cash paid for purchased in-process research and development (includes related party amounts of $3,000 and $0, respectively)	(3,000)	—
Purchase of property and equipment	(36)	—
Net cash used in investing activities	(3,036)	—

Cash flows from financing activities:
Payments for Series A redeemable convertible preferred stock issuance costs	(363)	—
Net cash used in financing activities	(363)	—

Net decrease in cash and cash equivalents for the period	(8,585)	—
Cash and cash equivalents at beginning of the period	89,161	—
Cash and cash equivalents at end of the period	$80,576	$—

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities:
Issuance costs in accounts payable and accrued liabilities	$75	$—
Right-of-use assets obtained in connection with operating lease obligations	$795	$—
Deferred offering costs in accrued liabilities	$241	$—
See accompanying notes to condensed financial statements

Braveheart Bio, Inc.
Notes to Condensed Financial Statements (unaudited)
1.    Description of Business
Organization
Braveheart Bio, Inc. (the “Company”) was incorporated in the state of Delaware in May 2024 and is located in San Francisco, California. All activities of Braveheart prior to January 1, 2025, relate to its formation and were insignificant. The Company is a clinical-stage biotechnology company dedicated to developing therapeutics to treat hypertrophic cardiomyopathy (“HCM”) and related conditions by targeting overactive proteins within the heart.
Liquidity and Capital Resources
Since inception, the Company has devoted substantially all of its resources to research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations. The Company has a limited operating history, and the sales and income potential of its business is unproven. The Company has incurred net losses and negative cash flows from operating activities since its inception and expects to continue to incur net losses into the foreseeable future as it continues the development of its therapeutic candidates. From inception to March 31, 2026, the Company has funded its operations through the issuance of redeemable convertible preferred stock.
The Company has evaluated whether there are conditions and events considered in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. As of June 8, 2026, the issuance date of the financial statements, the Company expects that its cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next twelve months. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.
The Company expects to seek additional funding through private or public equity financing, debt financing, collaboration arrangements, strategic alliances and marketing, distribution or licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.
If the Company is unable to obtain sufficient funding, the Company will be forced to delay, scale back or discontinue some or all of its research and development programs, product portfolio expansion efforts or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.
As of March 31, 2026, the Company had an accumulated deficit of $80.3 million and cash and cash equivalents of $80.6 million. For the three months ended March 31, 2026, the Company had a net loss of $14.3 million and net cash used in operating activities of $5.2 million.
On April 24, 2026, the Company sold an additional 60,000,000 shares of its Series A Preferred Stock at a purchase price of $1.00 per share and received $60.0 million in gross proceeds as part of an additional closing.
The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified public offering on specified terms, the Company’s outstanding redeemable convertible preferred stock will automatically convert into shares of common stock (Note 7).

2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying condensed unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and pursuant to the rules and regulations applicable to interim financial reporting. These condensed financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2025. The condensed unaudited interim financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. Such adjustments are of a normal recurring nature. The condensed results of operations for the three months ended March 31, 2026, are not necessarily indicative of the results to be expected for the full year ending December 31, 2026, or for any other future period.
The condensed balance sheet as of December 31, 2025, has been derived from the audited financial statements as of that date.
Use of Estimates
The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to, the accruals for research and development expenses, stock-based compensation expense, the determination of fair value of equity instruments, the fair value of acquired in-process research and development, and income taxes. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.
Operating Leases
Effective January 2026, the Company adopted ASC 842, Leases, in connection with the execution of its first lease agreement (see Note 5). The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset during the lease term, and operating lease liabilities represent the Company’s obligation to make lease payments. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the remaining lease term. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense is recognized on a straight-line basis over the lease term.
Recently Issued Accounting Standards Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. This ASU requires enhanced disaggregation of certain expense categories in the notes to the financial statements. The guidance is effective for annual periods beginning after December 15, 2026, with early adoption permitted, and the standard may be applied on either a prospective or retrospective basis. The Company is currently evaluating the impact of this standard on its financial statements.
3.    Related Party Transactions
Financial Accounting Standards Board (FASB) ASC 850, Related Party Disclosures (FASB ASC 850) requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance.

Hengrui Pharmaceuticals Exclusive License Agreement
The Company entered into an Exclusive License Agreement (the “License Agreement”) with Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”) in September 2025, as described in the Company’s audited financial statements for the year ended December 31, 2025. During the three months ended March 31, 2026, the Company incurred related party expenses of $6.0 million in connection with the License Agreement for the completed manufacturing technology transfer milestone, and was recorded within research and development expense on the condensed statement of operations and comprehensive loss and within accounts payable on the condensed balance sheet. As of March 31, 2026, the accrued license milestone of $3.0 million recorded as of December 31, 2025 has been paid.
4.    Fair Value Measurements
Assets measured at fair value on a recurring basis are as follows (in thousands):

	As of December 31, 2025
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Money market funds	$88,991	$—	$—	$88,991
Total fair value of assets	$88,991	$—	$—	$88,991

	As of March 31, 2026
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Money market funds	$79,751	$—	$—	$79,751
Total fair value of assets	$79,751	$—	$—	$79,751
There have been no transfers between fair value levels during the three months ended March 31, 2026.
5.    Balance Sheet Details
Accrued Expenses and Other Current Liabilities
Accrued liabilities consist of the following (in thousands):

	March 31, 2026	December 31, 2025
Accrued license milestone, related party	$—	$3,000
Accrued other	983	869
Accrued compensation and other employee benefits	699	315
Accrued research and development	204	—
Total accrued liabilities	$1,886	$4,184
6.    Commitments and Contingencies
Legal Proceedings
In the event the Company becomes subject to claims or suits arising in the ordinary course of business, the Company would accrue an estimated liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.
The Company has not recorded any such liabilities as of March 31, 2026.

Hengrui License Agreement – Contingent Obligations
As described in Note 3 to our audited financial statements for the year ended December 31, 2025, the Company is obligated to make contingent cash payments to Hengrui upon the achievement of specified milestones. As of March 31, 2026, the Company had incurred $6.0 million related to technology transfer milestones. The Company will continue to evaluate the probability of remaining contingent milestone and royalty payments at each reporting period.
The Flipping Transaction provision described in Note 3 to our audited financial statements for the year ended December 31, 2025, remains in effect through March 3, 2027 (18 months from the September 3, 2025, effective date of the License Agreement). As of March 31, 2026, no Flipping Transaction has occurred.
Operating Lease
Effective January 2026, the Company executed a sublease agreement (the “Sublease”) with Aperture Group, LLC, for office space located in San Francisco, California. The Company determined the Sublease is an operating lease. The initial term of the Sublease is approximately 24 months and the commencement date occurred in January 2026. Lease payments total approximately $0.4 million annually, exclusive of operating expenses including utilities, common area maintenance, insurance, and property taxes.
Upon commencement of the Sublease in January 2026, the Company recognized an operating lease right-of-use asset of $0.8 million and a corresponding operating lease liability of $0.8 million, based on the present value of the remaining minimum lease payments using an incremental borrowing rate of 7.65%.
Rent expense was $0.1 million for the three months ended March 31, 2026.
Future minimum annual obligations under the Sublease, to be recognized over a weighted-average remaining term of 1.7 years, are as follows (in thousands):

Period Ended March 31,
2026 (remaining)	280
2027	433
Total minimum lease payments	713
Less: amount representing interest	(11)
Present value of lease liabilities	702
Less: current portion of lease liabilities	(373)
Lease liabilities, net of current portion	$329

7.    Convertible Preferred Stock and Stockholders’ Deficit
Convertible Preferred Stock
Redeemable Convertible Preferred Stock
There were no changes to the Company’s redeemable convertible preferred stock during the three months ended March 31, 2026.
As of March 31, 2026, the Company’s Series A redeemable convertible preferred stock consisted of the following (in thousands, except share amounts):

	March 31, 2026
	Shares Authorized	Shares Issued and Outstanding	Shares of Common Stock issuable upon conversion	Aggregate Liquidation Preference	Carrying Value
Series A Preferred Stock	185,000,000	125,000,000	28,538,810	$125,000	$124,210
Non-Voting Series A Preferred Stock	32,500,000	32,500,000	7,420,091	32,500	25,675
Total Series A preferred stock	217,500,000	157,500,000	35,958,901	$157,500	$149,885
Series A Tranche Right
The Series A Preferred Stock Purchase Agreement granted certain investors the right to purchase an additional 60,000,000 shares of Series A Preferred Stock at a price of $1.00 per share during a third closing, which would occur upon approval by the Board of Directors. This third closing occurred in April 2026, and the Company received $60.0 million in gross proceeds.
Common Stock
As of March 31, 2026, the Company was authorized to issue 335,500,000 shares of $0.0001 par value common stock. As of March 31, 2026, 15,943,937 shares were issued and 6,960,024 shares were outstanding.
Common stock reserved for future issuance consisted of the following:

March 31, 2026
Common stock issuable upon conversion of Series A redeemable convertible preferred stock	35,958,901
Unvested restricted common stock	8,983,913
Common stock options granted and outstanding	1,557,069
Shares available for issuance under the 2025 equity incentive plan	494,002
Total common stock reserved for issuance	46,993,885

8.    Equity Incentive Plan and Stock-Based Compensation
Stock Options
A summary of the Company’s stock option activity for the three months ended March 31, 2026, under the 2025 Stock Option and Grant Plan (the “Plan”) is as follows (in thousands, except share and per share data and years):

	Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at December 31, 2025	320,773	$0.05	9.91	$1,389
Granted	1,236,296	1.79	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Balance at March 31, 2026	1,557,069	$1.43	9.87	$4,587
Vested and exercisable at March 31, 2026	6,419	$0.45	9.73	$25
Exercisable options reflect the number of options vested as of the date reported. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of the Company’s common stock for all options that were in-the-money as of March 31, 2026.
The weighted-average grant date fair value of options granted during the three months ended March 31, 2026, was $1.81 per share.
The Company recorded $0.1 million stock-based compensation expense related to stock options for the three months ended March 31, 2026. As of March 31, 2026, the unrecognized compensation cost related to outstanding stock options was $2.8 million and is expected to be recognized as expense over a weighted-average period of approximately 3.8 years.
The assumptions used in the Black-Scholes option pricing model to determine the fair value of the option grants issued for the three months ended March 31, 2026, were as follows:

March 31, 2026
Risk-free rate of interest	3.77% - 4.16%
Expected term (years)	6.02 - 6.08
Expected stock price volatility	79.47% - 82.67%
Dividend yield	0%
Restricted Stock Awards
As of March 31, 2026, the Company recorded $0.1 million in other long-term liabilities on the condensed balance sheet related to unvested awards that the Company has the option to repurchase.

A summary of the Company’s restricted stock activity under the Plan for the three months ended March 31, 2026, is as follows:

	Number of Shares Outstanding	Weighted-Average Grant Date Fair Value
Balance at December 31, 2025	8,442,641	$0.43
Issuance of unvested restricted stock awards	—	—
Share Vesting	(274,936)	1.00
Balance at March 31, 2026	8,167,705	$0.92
In addition to grants under the Plan, the Company has also granted RSAs outside of the Plan. The shares were issued under the terms of restricted stock purchase agreements, and unvested shares are subject to repurchase by the Company upon the holder’s termination of its relationship with the Company at the original purchase price per share.
A summary of the Company’s restricted stock activity outside of the Plan for the three months ended March 31, 2026, is as follows:

Number of Shares Outstanding
Balance at December 31, 2025	816,208
Issuance of unvested restricted stock awards	—
Share Vesting	—
Balance at March 31, 2026	816,208
The weighted-average grant date fair value per share of restricted stock awards granted outside of the Plan during the three months ended March 31, 2026, was immaterial and therefore not presented.
The total fair value of all RSAs vested during the three months ended March 31, 2026, was nominal.
The Company recorded stock-based compensation expense for restricted stock of $1.7 million during the three months ended March 31, 2026. As of March 31, 2026, the unrecognized compensation cost related to all outstanding RSAs was $8.4 million and is expected to be recognized over a weighted-average period of approximately 3.2 years.
9.    Net loss per share
The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

Three Months Ended March 31, 2026
Numerator:
Net Loss	$(14,280)
Denominator:
Weighted-average common shares issued	15,946,109
Less: Weighted-average common shares subject to repurchase and vesting conditions	(9,083,127)
Weighted-average shares used to compute net loss per share, basic and diluted	6,862,982
Net loss per share attributable to common stockholders, basic and diluted	$(2.08)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive are as follows:

As of March 31, 2026
Common stock options outstanding(1)	1,552,076
Unvested restricted common stock	8,983,913
Common stock issuable upon conversion of Series A redeemable convertible preferred stock	35,958,901
Total	46,494,890
______________
(1)Excluded from this amount are 4,993 shares underlying vested common stock options with a weighted average exercise price of $0.04, which have been included in the computation of basic and diluted net loss per share on the date all necessary conditions have been satisfied for issuance, which is the date any service based vesting conditions have been met, as they represent shares issuable for little or no cash consideration upon the satisfaction of certain conditions pursuant to ASC 260-10-45-13.
For the three months ended March 31, 2025, there was no equity outstanding, therefore basic and diluted net income (loss) per share is not presented.
10.    Income Taxes
As of March 31, 2026, there have been no material changes to the Company’s uncertain tax positions or its assessment regarding the realizability of its deferred tax assets as compared to December 31, 2025. The Company continues to maintain a full valuation allowance on its net deferred tax assets as it has determined that it is more likely than not that these deferred tax assets will not be realized. For the three months ended March 31, 2026, the Company’s effective tax rate differed from the U.S. federal statutory rate of 21% primarily due to the full valuation allowance maintained against its deferred tax assets.
11.    Segment Reporting
The Company operates and manages its business as one reportable and operating segment, which is the business of developing therapeutics to treat hypertrophic cardiomyopathy. The Company’s chief operating decision maker (“CODM”) is the chief executive officer, who assesses performance of the segment based on net loss, which includes evaluating the progress of ongoing research and development. The measure of segment assets is reported on the balance sheet as total assets. All long-lived assets are maintained in the United States. The following table contains information on segment profit or loss, including significant segment expenses (in thousands):

	March 31, 2026	March 31, 2025
Revenue	$—	$—
Less:
External research and development	2,732	—
License milestones	6,000	—
In-process research and development	—	94
Personnel-related	4,811	—
Facilities	116	—
Other(a)	1,390	5
Other income	769	—
Net loss	$(14,280)	$(99)

______________
(a)Other primarily includes consultants, legal, insurance expenses and subscriptions.
12.    Subsequent Events
For the purposes of the condensed financial statements as of and for the three months ended March 31, 2026, the Company has evaluated subsequent events through July 30, 2026, the date on which the condensed financial statements were available to be issued. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure or adjustment to the condensed financial statements.
Subsequent Financings
On April 24, 2026, the Company sold an additional 60,000,000 shares of its Series A Preferred Stock at a purchase price of $1.00 per share and received $60.0 million in gross proceeds as part of an additional closing.
Equity Awards Modification
In July 2026, the Company’s board of directors modified the vesting criteria for 1.7 million shares of restricted stock awards for an executive officer with certain performance-based conditions. Under the modified terms, within ten years of the closing of the company’s Series A financing, following the later of (i) the nine-month anniversary of the date the Company (or its parent) first becomes publicly listed and (ii) 30 days after the first public disclosure of the top-line clinical results of the Phase 3 study by Hengrui Pharma of BHB-1893 for obstructive hypertrophic cardiomyopathy, (a) 50% of the shares underlying the award will vest if the Company’s 30-day volume weighted average trading price exceeds six (6) times the original issuance price of the Series A Preferred Stock before the 24-month anniversary of such listing date, and (b) all of the then-unvested shares underlying the award will vest if the Company’s 30-day volume weighted average trading price exceeds seven and one-half (7.5) times the original issuance price of the Series A Preferred Stock before the 36-month anniversary of such listing date, in each case subject to the executive’s continued employment through such vesting date. If the shares underlying the award have not vested by the tenth anniversary of the closing of the Company’s Series A financing, the Company has the right, but not the obligation, to repurchase such shares at the original per share purchase price.
Amendment to the Plan
On April 27, 2026, the Company entered into an amendment to the Plan, pursuant to which the number of shares of common stock available for issuance thereunder was increased to 14,576,068, representing an increase of 2,191,781 shares.
On June 24, 2026, the Company’s board of directors adopted the 2026 Stock Option and Incentive Plan (the “2026 Plan”), which became effective upon the date immediately preceding the date on which the registration statement of which this prospectus forms a part became effective. The Company has initially reserved 10,761,900 shares of common stock for issuance under the 2026 Plan.
Issuance of Stock Options
Subsequent to March 31, 2026, the Company granted an aggregate of 1,012,554 stock options to employees and non-employee consultants under the Plan. The options have a weighted-average exercise price of $3.07 per share and a weighted-average grant date fair value of $2.20 per share. The options generally vest over four years and expire 10 years from the date of grant. The total grant date fair value of these awards was approximately $2.2 million. The fair value of the options was determined in accordance with the Company’s stock-based compensation policy and will recognize stock-based compensation expense related to these grants over the applicable vesting periods, as described in Note 2 and Note 8.

In connection with this offering, the Company will grant each of Dr. Murdoch, Mr. Rickey and Ms. Anderson a stock option to purchase 550,000, 300,000 and 300,000 shares of the Company’s common stock, respectively, contingent on, and effective immediately following, the time the registration statement of which this prospectus is a part was declared effective (the “IPO Effective Date”), subject to each applicable NEO’s continuous service relationship with us through such date and the IPO Effective Date occurring no later than December 31, 2026. If the initial public offering does not close within five business days after the IPO Effective Date, then the stock options will be forfeited at such time. The stock options will have a per share exercise price equal to the initial public offering price per share in this offering, which will be the fair market value of a share of our common stock on the grant date of the stock options. The stock options will vest in equal monthly installments over four years, so long as the grantee continues to be a service provider through each applicable vesting date. The stock options will be subject to the terms and conditions of the 2026 Plan, and the applicable stock option agreements thereunder
In connection with this offering, the Company’s board of directors has also approved option grants over an aggregate of 210,000 shares of common stock, contingent on, and effective as of the effective date of the initial public offering, to certain of its non-employee directors (Chris Viehbacher, Jasper Bos, Ph.D., Erez Chimovits, Tim Lohoff, Ph.D., David Lubner, and David Malek) under the 2026 Plan. The stock options will have a per share exercise price equal to the initial public offering price per share in this offering, which will be the fair market value of a share of our common stock on the grant date of the stock options.
In addition, in connection with this offering, in July 2026, our board of directors approved option grants over an aggregate of 1,605,500 shares of common stock, contingent on and effective as of the effective date of the initial public offering, to certain employees and non-employee consultants under the 2026 Plan (“IPO Grants”). The IPO Grants will each have an exercise price per share equal to $18.00, the per share “price to the public,” and in each case subject to the continued service relationship through the vesting date. The Company determined that these option grants represent non-recognized subsequent events. Accordingly, the accompanying financial statements do not reflect the impact of these transactions.
Reverse Stock Split
On July 29, 2026, the Company effected a 1-for-4.38 reverse stock split of its issued and outstanding shares of common stock. Redeemable convertible preferred stock was not split; rather, the Company effected a proportional adjustment to the conversion ratios for such stock. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split. The historical share and per share amounts of redeemable convertible preferred stock were not adjusted. The total authorized shares and the par value per share was not adjusted as a result of the reverse stock split.

21,250,000 Shares
Common Stock

Prospectus

Joint Bookrunners

Goldman Sachs & Co. LLC	Jefferies	TD Cowen	Stifel	Cantor
Until August 30, 2026 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
August 5, 2026